As confidentially submitted to the US Securities and Exchange Commission on December 15, 2021.
This draft registration statement has not been publicly filed with the US Securities and
Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Graphex Group Limited
(Exact name of Registrant as specified in its charter)
Cayman Islands	3624	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)
11/F COFCO Tower
262 Gloucester Road
Causeway Bay
Hong Kong
Tel: + (852) 2559 9438
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Cogency Global, Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
Tel: + 1 (800) 494 5225
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Joseph Lucosky, Esq. Seth Brookman, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, NJ 08830 (732) 395-4400	Richard Morris, Esq. Kevin Frisch, Esq. Wilson Williams, LLC 43 West 43rd Street Suite 130 New York, NY 10036-7424 (212) 859-5087
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to section 7(a)(2)(B) of the Securities Act. ☐
Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(1)
Ordinary shares of Graphex Group Limited, par value HK$0.01 per share (2)	[ ]	$	[ ]	$	[ ]	$	[ ]
Total	[ ]	$	[ ]	$	[ ]	$	[ ]

(1)
The registration fee for securities to be offered by the Registrant is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)
In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares of the common stock of the registrant that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions. The security issued to purchasers in this offering will be the American Depositary Shares, each American Depositary Share representing 20 ordinary shares of common stock.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and ExchangeCommission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or saleis not permitted.
(Subject to Completion)
PRELIMINARY PROSPECTUS            , 2021
[•] American Depositary Shares
Representing [•] Ordinary Shares
GRAPHEX GROUP LIMITED
This is the public offering of American Depositary Shares (“ADSs”) representing our ordinary shares. We are offering [•] ADSs, each ADS representing 20 ordinary shares of Graphex Group Limited, par value HK$0.01 per share. We expect the public offering price of the ADSs to be between [$      ] and [$      ] per share. Currently, our ordinary shares are traded on Hong Kong Exchange with the stock number of 6128.HK and ADSs are traded on the OTC Market under the symbol GRFXY. We will apply to have the ADSs listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GRFX.” We cannot guarantee that we will be successful in listing the ADSs on the Nasdaq; however, we will not complete this offering unless we are so listed.
We are a “foreign private issuer” and an “emerging growth company”, each as defined under the U.S. federal securities laws and, as such, we will be subject to reduced public company reporting requirements. See “Prospectus Summary — Corporate History and Structure — Foreign Private Issuer Status” and “ — Emerging Growth Company Status.”
Investing in the ADSs is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of information that should be considered before making a decision to purchase the ADSs.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$
We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the ADSs to be offered by us pursuant to this offering (excluding ADSs subject to this option), solely for the purpose of covering over-allotments, at the public offering price less underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $[•] based on an offering price of $[•] per ADS, and the total proceeds to us, before expenses, will be $[•].
The underwriter expects to deliver the ADSs to purchasers in the offering on or about [•], 2022.
EF HUTTON
division of Benchmark Investments, LLC
The date of this prospectus is           , 2021

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

i

PROSPECTUS SUMMARY
This summary highlights certain information contained in greater detail elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We note that our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.
All references to “Graphex”, “we”, “us”, “our”, “Company”, “Registrant” or similar terms used in this prospectus unless the context otherwise indicates refer to Graphex Group Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, including its consolidated subsidiaries in the PRC and Hong Kong: Earthasia Holdings Limited (“EAHL”), Carbonaphene Holdings Limited (“CHL”)(formerly known as “Yummy Holdings Limited”) and Happy Growth Group Limited (“HGGL”).
As used in this prospectus,
“EURO” or” EUR” refers to the legal currency of those member states of the European Union that have joined the single currency .
“HK$” or “Hong Kong Dollar” refers to the legal currency of Hong Kong.
“Hong Kong” refers to Hong Kong Special Administrative Region, PRC.
“PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong, and Macau.
“RMB” or “Renminbi” refers to the legal currency of the PRC.
“US” refers to the United States of America.
“$”, “US$”, or “US dollars” refers to the legal currency of the US.
Company information provided herein is as of September 30, 2021 unless otherwise indicated.
Our ordinary shares are listed on the Hong Kong Stock Exchange and the ADSs are listed on the OTCQX Best Market.
We are a holding company with two significant business segments — (1) graphene products and related businesses, including battery storage solutions for clean energy that deliver reliable and cost-competitive power in a safe and environmentally sustainable way for electric vehicles (“EV”) and renewable power producers; and (2) other businesses:
Our Graphene Products Business
We are a leading manufacturer of natural spherical graphite and specialized graphite products that are used primarily in lithium-ion (“Li-ion”) batteries typically for electric vehicles and clean energy storage solutions. Graphene is a one atom thick layer of graphite, a commonly found mineral. Graphene is the thinnest and hardest known material with superior electronic and thermal conductivity and light transmission properties that enable a broad range of applications. Our graphene products operations are based in the PRC and are strategically located near the largest accessible supply source of high-quality natural graphite in the world.
We currently supply approximately 30 customers in the PRC, including wholesalers, traders, and battery manufacturers. The primary customers for our graphene products include manufacturers of automotive batteries, conductive agents, refractory materials for the steel industry, and heat sink materials for precision electronics.
We have 23 patents related to our Graphene Products Business in the PRC, including for products, production methods, machinery design, and environmental protection. Our primary graphene products are:
•
Spherical graphite of D50=10-15µm (“SG”), which is an essential material for the production of anodes for Li-ion batteries used in electric vehicles (“EV”) and grid energy storage.

•
High-purity graphite (“HPG”), which contains over 99.95% carbon with less than 0.2% moisture. HPG has superior electric and thermal conductivity, resistance to corrosion, and chemical stability. HPG is used in refractory materials and advanced coatings, among other products.

•
Micronized graphite (“MG”), which is a by-product of our production process, with outstanding oxidation resistance under high temperature, lubricative, formability, electric and thermal conductivity, and adhesive properties and has several applications including corrosion-resistant coating, lubricants, and other new composite materials.

We believe that the market for our graphene products will continue to experience significant growth. Our graphene products’ market is driven primarily by demand for Li-ion batteries that require SG for anode material and for lithium plasma. We believe that a significant driver for Li-ion batteries is their use in EV and in grid-storage applications. According to a 2020 International Energy Agency report, the PRC accounted for 47% of the global EV stock in 2019 at a market penetration rate of approximately 5%. Based on certain industry studies, we believe that the global EV penetration rate for new vehicles in 2050 could be as much as 70%. A typical Li-ion High-Energy (100 Ah) cell of around 3,400g requires over 650g of graphite and each EV contains approximately 70kg of graphite.
We focus on our energy storage products and growing our manufacturing platform. Our products are critical to the transition to a more sustainable, resilient and environmentally friendly future. We believe that energy storage is on the verge of accelerated growth as renewable energy sources continue to grow. We believe that utility-scale battery storage will play an increasing role in the electrification drive, including solar and wind plus-storage, and grid congestion and peaking capacity. By combining storage with intermittent renewable energy sources, unreliable intermittent generation capacity can become more dependable and replace fossil and nuclear fueled baseload capacity.
According to Bloomberg New Energy Finance (“BNEF”) the global energy storage market is expected to grow to a cumulative 1,095 gigawatts (“GW”), attracting an estimated $660 billion in future investment by 2040. With approximately 3.3 GW of energy storage commissioned globally in 2019, BNEF anticipated an increase to 4.7 GW in 2020. We expect the global energy storage market to grow at a 53% compound annual growth rate from 6.48 GW in 2019 to approximately 83 GW by 2025.
As electrification trends continue, we believe that demand will shift to finer SG because, theoretically, finer SG can enhance the batteries’ charge density owing to its higher aspect ratio. We expect that this trend is one of our competitive strengths because while the market currently demands SG with a particle size of 10-15 microns, we have the ability to produce SG with a particle size of 6-9 microns and are already working on developing ultra-fine spherical graphite with a particle size of 3-5 microns for higher energy storage capacity. More than 55% of our 2020 revenues are from sales of graphene products. We believe the growth of our Graphene Products Business will continue and be our primary source of our revenue.
Our Other Businesses
Our Other Businesses segment includes our Landscape Architecture and Design Business and, to a lesser degree, our Catering Business. Our landscape architecture and design services include landscape design, master planning and urban design services to clients including governments, public bodies, private property developers, state-owned property developers, town planning companies, architecture companies and engineering companies in the PRC and Hong Kong. We focus on four types of projects that include the integration of clean energy storage and use: (i) residential development projects; (ii) infrastructure and public open space projects; (iii) commercial and mixed-use development projects; and (iv) tourism and hotel projects. We are one of the few firms that are licensed to provide landscape architecture and design services in the PRC for projects with investment amounts in excess of RMB20 million. We believe that integrating clean energy solutions into landscape architecture and design will minimize communities’ concerns about aesthetics, noise, health, and other issues that generate resistance to implementing clean energy solutions.
Our Other Businesses segment accounted for approximately 45% of our 2020 revenues. Our Catering Business, a component of our Other Businesses segment which has been largely suspended due to the COVID-19 pandemic and other factors, contributed approximately 6% of our 2020 revenues.
Our Competitive Strengths
We believe the following competitive strengths have contributed to our success and position us well for future growth:

Graphene Products Business
•
Ample Supply of Raw Material:   We are strategically located near the one of the world’s largest known supply sources of high-quality natural graphite.

•
A Stable Customer Base:   We have established relationships with more than 30 customers in the largest market for graphene products.

•
Significant Intellectual Property Rights:   We have 23 patents related to our Graphene Products Business, including patents on products, production methods, machinery design, and environmental protection in the PRC.

•
Research and Development Abilities:   We are committed to research and development through our R&D Department, guided by a professor and Senior Engineer who holds a doctorate in Mineral Processing from Wuhan University of Technology.

•
Preparation for Technological Development:   Although the market currently demands spherical graphite of 10-15 microns, we are able to produce ultra-fine spherical graphite of 6-9 microns, which is ready for use in advanced applications.

•
Personnel:   We have 102 employees experienced in the manufacture of graphene products with an average tenure in this industry of over 5 years.

•
Market Acceptance:   Our Graphene Products Business has been supplying graphene products for approximately eight years.

•
Stable Production Facilities:   We have never experienced any material disruption of supply of inputs or manufacturing, other than the temporary interruption during the COVID-19 pandemic.

Landscape Architecture and Design Business
•
Business Sustainability:   We have been providing landscape architecture and design services for over 40 years. Our business is well developed and generates stable revenues and cash flows.

•
Personnel:   Our more than 300 experienced employees with an average tenure of over 10 years enable us to successfully bid for contracts and grow our business.

•
Licensing:   Our licenses and approvals in Hong Kong and the PRC allow us to bid on larger scale projects with higher margins.

•
Patents:   We have 33 patents in the PRC for our own landscape designs.

Other Advantages
•
Capital Market Access:   We are a listed company on the Main Board of the Stock Exchange of Hong Kong Ltd. (“HKEx”), and we expect to have the ADSs listed on the Nasdaq after this offering. We believe these listings provide us access to sophisticated capital markets, additional capital to invest in our future growth, and liquidity for our shareholders.

•
Public Company Experience:   We have been listed on the HKEx since 2014. Our management is experienced in operating a listed company on one of the world’s major exchanges, and our board of directors includes individuals with extensive experience in managing companies listed on US exchanges.

•
Preferential Tax Rate:   We benefit from a reduced tax rate as a result of our being recognized as a National High-tech Enterprise by the relevant PRC government agency. This recognition is related to our annual investment in research and development and ongoing development of new intellectual property. The advantageous tax rate results in higher cash flow from operations, which benefits all of our business operations.

Our Strategy
Our strategic mission is to significantly expand our Graphene Products Business and be a leading supplier of graphene products for clean energy products, while continuing our other businesses. To achieve our mission, we intend to:

Graphene Products Business
•
Invest in research and development to enable breakthroughs in technology.

•
Expand our production capacity.

•
Maintain our price competitiveness.

•
Expand our product mix.

•
Plan to acquire downstream businesses.

Landscape Architecture and Design Business
•
Continuously identify new contracts.

•
Pursue projects which will provide greater profit margins.

•
Launch a procurement program to maintain profitability.

•
Maintain high quality design.

•
Invest in enhancing the skills of our designers.

•
Integrate clean energy storage and use into landscape architecture for public spaces.

Summary of Certain Risks Associated with Our Businesses
Our businesses are subject to a number of risks that you should consider before making a decision to invest in the ADSs, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects, and risks and uncertainties related to the recent COVID-19 outbreak, global economic downturn and the regulatory environment in the PRC and the US.
Please see “Risk Factors” beginning on page 14 of this prospectus, and other information included in this prospectus, for a discussion of these and other risks and uncertainties that we face.
In particular, risks associated with our businesses include, but are not limited to, the following:
•
Innovations in graphite production or graphene products.   There may be developments which could allow our competitors to develop products faster or produce more efficiently or at substantially lower cost than we can.

•
Innovations in downstream industries.   The development and adoption of new battery technologies or alternatives to graphene products that significantly reduce the demand for our products could adversely impact our prospects and future revenues.

•
Investment in production capacity.   We must continually invest in expanding our production capacity to satisfy increasing market demand.

•
Investment in research.   We must continually invest in R&D to maintain our technological lead. We may not be able to continue to identify, develop, market and, in certain cases, secure regulatory approval for, innovative products in a timely manner or at all.

•
Government policies.   Demand for EV and production of renewable energy is significantly affected by government policies, support, and subsidies. Any reduction in government support or changes in government policies may adversely affect our business. Many of our Landscape Architecture and Design Business’ customers are government entities, so our business is significantly affected by government budget allocation to landscaping projects in our markets.

•
Customer concentration.   Our Graphene Products Business relies on few customers for much of our revenue.

•
Evolving competition for our Landscape Architecture and Design Business.   The barriers to entry to the landscape architecture industry are low for small contracts. We may need to focus on sizable projects and identify new market segments such as developing third tier cities and evolve our business model to protect our margins and growth. We may not have experience with any new business model, which could have an adverse effect on our business.
•
Budgetary Constraints.   Organizations and governments may be budget constrained by public health priorities, which could have an adverse effect on our Landscape Architecture and Design Business, whose customers are predominantly municipal governments.

•
COVID-19.   Our production facilities and a significant amount of our business is in areas that have suffered significantly from the COVID-19 pandemic, and the demand for our goods and services may decline significantly because of reduced demand.

•
Competition.   We operate in competitive markets with competitors that are larger and better funded.

•
IP Protection.   Protection of our IP is important to our business. We may not be able to adequately protect our IP rights in some countries.

•
Risks related to our financial condition.   Our financial condition may not provide us with a sufficient reserve in the event that net cash flows from our products and services are materially disrupted. Additionally, our continued development of our Graphene Products Business requires capital expenditures which will require significant resources and increase our maintenance and other costs and expenditures.

•
Risks related to acquisitions.   Any acquisitions that we make, including any acquisition in the battery or graphene products industries, may not provide the expected results.

•
Regulatory risks.   Changes to licensing requirements and other regulatory shifts could adversely affect our business.

•
Risks of doing business in the PRC.   All of our manufacturing operations and substantially all of our landscape architecture and design services are in the PRC.

•
Currency risk.   We operate primarily in the PRC and in Hong Kong, whose currencies’ fluctuations may adversely affect demand for our product, our costs, our margins, and our cash flows and may make us less competitive. Currency fluctuations may also impair the value of our assets relative to our reporting currency.

Our Competition
Graphene Products Business
According to third-party industry studies, the graphene products industry in the PRC is large and fragmented, and we face competition from numerous industry participants. The PRC’s government has issued a set of policies supporting the industry. For example, graphene was made a priority in the Development Plan for Strategic Energy Studies during the 13th Five-year Plan Period (2016-2020), as a result of which the PRC has led the world in graphene research and number of graphene patents. Recently, the PRC’s government has announced the 14th Five-year Plan (2021-2025), which emphasizes environmental protection and high technologies. We believe there may be a short-term surge of participants in the graphene products industry that may create pressure in supplies of raw materials and labor.
We currently supply more than 30 customers in the PRC, including wholesalers, traders, lithium-ion battery manufacturers, and others that are active in the clean energy industry.
We estimate that there are currently around 20 graphene products processing enterprises in operation in the PRC producing spherical graphite for the battery market, which is our target market. Other enterprises in the PRC are involved in graphene-related business, but their main products are materials for other applications. However, we may face significant competition both inside and outside the PRC from companies which have greater capital resources.
Landscape Architecture and Design Business
The barriers to entry to the landscape architecture industry in the PRC and Hong Kong are low for small size contracts, and competition for those contracts is increasing as a result.

In Hong Kong, certain professional qualifications are required for work in landscape architecture. However, apart from these qualifications, which can be obtained by independent designers or smaller companies, new entrants may compete freely with established operators. In the PRC, barriers to entry are similarly low for projects with investment amounts below RMB20 million.
In light of the growing competition for smaller projects in both of our primary markets, we plan to focus on larger projects that require high quality landscape architecture services and our Category A Specific Landscape Engineering Design Qualification.
Catering Business
Our limited operations in our Catering Business face competition from a variety of restaurants and catering groups.
Corporate History and Structure
Our History
We were founded in 1981 as a landscape architecture and design firm. In 2013, we were incorporated in the Cayman Islands. In 2014, we listed our shares on the Hong Kong Exchanges and Clearing Ltd. (“HKEx”), and we acquired our Catering Business in 2017.
In August 2019, we acquired our Graphene Products Business, which, at the time, had approximately 10 years of experience in the development and manufacture of graphene products.
Certain milestones in our development include:
•
Earthasia Limited (“Earthasia HK”) was incorporated in Hong Kong in February 1981.

•
Mr. Patrick Lau joined Earthasia HK in 1986 and became a shareholder in 1987.

•
Mr. Andross Chan joined Earthasia HK in 1991 and became a shareholder in 1992.

•
From 2005, we founded various branches and subsidiaries in Shanghai, Beijing, Guangzhou and Wuhan to increase our business.

•
Graphex Group Limited (formerly named Earthasia International Holdings Limited) (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on November 25, 2013 in preparation for our listing on the HKEx. On June 6, 2014, our ordinary shares began trading under stock code 6128:HK on the HKEx.

•
In August 2019, we completed the acquisition of the business and goodwill of Think High Global Limited (“Think High”), whose principal businesses included the development, production, and sales of graphene products. Think High operated research and development facilities and engaged in sales of graphene and carbon-related products in Jixi City, Heilongjiang Province.

•
In September 2020, we listed the ADSs for trading on the OTCQX Best Market.

•
In May 2021 we completed the rebranding of our businesses to better identify us with our Graphene Products Business, which included changing our name to Graphex Group Limited and our symbol for trading on the OTCQX Best Market to GRFXY.

Recent Developments — COVID-19
The COVID-19 virus, which began to spread in late 2019, has resulted in quarantines, travel restrictions, the temporary closure of offices and business facilities in the PRC and Hong Kong and significant restrictions thereafter. In March 2020, the World Health Organization (“WHO”) declared COVID-19 a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because the majority of our operations and sales are in the PRC, which has been significantly negatively impacted by the outbreak, our business, results of operations, and financial condition have been and may continue to be adversely affected.
The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•
Closure of Facilities and Travel Restrictions.   In compliance with the PRC’s government’s health emergency rules in place and in observation of the Chinese New Year national holiday, we temporarily closed our graphene products factory from late January to April 2020. Our office staff in Hong Kong and the PRC worked from home starting in late January 2020 and returned to the office in March 2020. All operations of our Catering Business in the PRC were shut down in January 2020 and resumed business in March 2020. Government restrictions and market changes led us to permanently close our Catering Business in Italy in August 2020, and we have also closed our other catering operations other than our facility in Shanghai.

•
Delay in Graphene Products Delivery.   Our customers in the PRC have been negatively impacted by the COVID-19 pandemic and the demand for product delivery has been delayed, which caused decreases in our revenue for the first half of 2020. However, no customer contract has been terminated due to the COVID-19 pandemic, and deliveries substantially returned to normal in the third quarter of 2020.

•
Temporary Shortage of Labor.   Due to travel restrictions imposed by local governments in the PRC, some of our employees have not been able to return to work following the closedown period. However, the impact of such shortage was not significant to us because customer order deliveries were delayed due the COVID-19 pandemic, and our on-site employees worked overtime to mitigate this temporary shortage.

Any future impact of COVID-19 on our results of operations will depend on developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and actions taken by government authorities and other entities to contain COVID-19 and mitigate its impact, almost all of which are beyond our control.
Because of the uncertainty surrounding the COVID-19 pandemic, at this time we cannot reasonably estimate the possible business disruption, the financial impact related to the outbreak of, and response to, COVID-19, the resumption of pre-pandemic activities or the ability of our Graphene Products Business to perform in the future. For a description of the risks associated with the COVID-19 pandemic, see “Risk Factors — Risks Relating To Our Company, Generally — The recent global COVID-19 outbreak has caused significant disruptions in our business, which we expect will materially and adversely affect our results of operations and financial condition.”
Foreign Private Issuer Status
We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:
•
we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•
for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•
we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•
we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•
we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•
our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Emerging Growth Company Status
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management discussion and analysis of financial conditions and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our ordinary shares less attractive.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.
We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed US$1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than US$1 billion in non-convertible debt during the preceding three-year period.
Corporate Information
Our principal executive offices are located at 11/F., COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong. Our telephone number at this address is +852 2559-9438. Our registered office in the Cayman Islands is located at Windward 3, Regatta Office Park, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, United States. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.
Our website is www.graphexgroup.com. The information contained on our website is not a part of this prospectus.

The Offering
Securities being offered:
[      ] American Depositary Shares (the “ADSs”) on a firm commitment basis.
Initial offering price:
The purchase price for the ADSs will be between [$      ] and [$      ] per ADS.
American depositary receipts:
Each ADS represents the number of ordinary shares of our common set forth above. As a holder of ADSs, we will not treat you as one of our shareholders. The depositary, through its custodian, will be the holder of the ordinary shares underlying the ADSs, and you will have the rights of a holder of ADSs or beneficial owner (as applicable) as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time. To better understand the terms of the ADSs, see “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.
Number of ordinary shares outstanding before the offering:
[      ] of our ordinary shares are outstanding as of the date of this prospectus.
Number of ordinary shares outstanding after the offering2:
[      ] ordinary shares
Overallotment option:
We have granted to the underwriter the option, exercisable for 45 days from the date of this prospectus, to purchase up to [      ] additional ADSs from us to cover over-allotments, if any.
Use of proceeds:
We estimate that the net proceeds from the sale and issuance of the ADSs       in this offering will be approximately US$[•] million, assuming an offering price of US$[•] per ADS, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and offering expenses payable by us. If the underwriters exercise the over-allotment option in full, we estimate that the net proceeds from this offering will be approximately US$[•] million, assuming an offering price of US$[•] per ADS, and after deducting underwriting discounts and commissions and offering expenses payable by us.
We plan to use the net proceeds from this offering after deducting estimated offering expenses payable by us as follows: (i) approximately US$[•] million of the proceeds will be applied to establishment of production facilities for our Graphene Products Business including additional working capital; (ii) approximately US$[•] million of the proceeds will be used for repayment of debts to reduce our financing costs; and (iii) the remaining proceeds will be applied for general corporate purposes. For more information on the use of proceeds, see “Use of Proceeds”.
Lock-up
All of our directors and officers and certain of our existing shareholders have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 180 days after the effective date of this offering. See “ADSs Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq Symbol:
GRFX
Risk factors:
Investing in the ADSs involves a high degree of risk. As an investor you should not buy ADSs unless you are able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 14.

(1)
In addition, we may issue up to [       ] ADSs pursuant to exercise of the underwriter’s over-allotment option.

(2)
Excludes ordinary shares that may be issued pursuant to exercise of the underwriter’s over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
The following selected consolidated statements of operations and comprehensive loss data and selected consolidated statements of cash flows data for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2019 and 2020, and the selected consolidated balance sheets data as of June 30, 2021 and 2020 and December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting policies generally accepted in the United States (“US GAAP”). Our historical results are not necessarily indicative of results expected for future periods. You should read this “Selected Consolidated Financial Data and Operating Data” section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The following table presents our selected consolidated statements of operations and comprehensive loss data for the six months ended June 30, 2021 and 2021.
	For the six months ended June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$155,173	$182,622	$23,413
Cost of revenues	(90,264)	(111,761)	(14,329)
Gross profit	64,909	70,861	9,084
Selling and marketing expenses	(8,017)	(6,236)	(799)
General and administrative expenses	(73,034)	(90,501)	(11,603)
Research and development expenses	(4,138)	(12,937)	(1,659)
Provision for doubtful accounts	(6,394)	(10,009)	(1,283)
Impairment losses	(20,652)	(4,377)	(561)
Loss from operations	(47,326)	(53,199)	(6,821)
Total other expense, net	(19,427)	(26,171)	(3,355)
Loss before tax	(66,753)	(79,370)	(10,176)
Income tax benefit	6,206	4,542	582
Net Loss	(60,547)	(74,828)	(9,594)
Loss attributable to non-controlling interests	(8,958)	(2,416)	(310)
Net loss attributable to Graphex Group Limited	$(51,589)	$(72,412)	$(9,284)
Loss per share — basic and diluted	$(0.109)	$(0.150)	$(0.019)

The following table represents our selected consolidated statements of cash flows for six months June 30, 2020 and 2021:
	For the six months ended June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Selected Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$14,792	$(18,931)	$(2,428)
Net cash used in investing activities	(8,135)	(2,014)	(258)
Net cash (used in) provided by financing activities	(22,764)	5,178	664
Effect of exchange rate on cash	(4,167)	706	92
Net (decrease) increase in cash	(20,274)	(15,061)	(1,930)
Cash and cash equivalents and restricted cash at beginning of period	53,882	43,924	5,631
Cash and cash equivalents and restricted cash at end of period	$33,608	$28,863	$3,701
The following table presents our selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2019 and 2020.
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$313,941	$388,852	$49,853
Cost of revenues	(167,582)	(231,834)	(29,722)
Gross profit	146,359	157,018	20,131
Selling and marketing expenses	(27,433)	(13,823)	(1,772)
General and administrative expenses	(127,092)	(145,768)	(18,688)
Research and development expenses	(16,567)	(16,942)	(2,172)
Provision for doubtful accounts	(6,617)	(22,975)	(2,946)
Impairment losses	(15,101)	(25,284)	(3,241)
Loss from operations	(46,451)	(67,774)	(8,688)
Total other expense, net	(22,741)	(40,628)	(5,209)
Loss before tax	(69,192)	(108,402)	(13,897)
Income tax benefit / (expense)	(1,150)	7,781	998
Net Loss	(70,342)	(100,621)	(12,899)
Loss attributable to non-controlling interests	(8,322)	(4,296)	(551)
Net loss attributable to Graphex Group Limited	$(62,020)	$(96,325)	$(12,348)
Loss per share — basic and diluted	$(0.14)	$(0.20)	$(0.03)

The following table presents our selected consolidated balance sheets data as of December 31, 2019, 2020 and June 30, 2021.
	As of December 31,			As of June 30,
	2019	2020	2020	2021	2021
	HK$’000	HK$’000	US$’000	HK$’000	US$’000
				(Unaudited)	(Unaudited)
Selected Consolidated Balance Sheets Data:
Cash, cash equivalents and restricted cash	$53,882	$43,925	$5,631	$28,863	$3,701
Total Current assets	282,804	262,506	33,654	276,259	35,418
Total non-current assets	773,856	741,342	95,044	721,005	92,436
Total assets	$1,149,110	$1,096,355	$140,558	1,077,963	$138,200
Total current liabilities	253,546	317,488	40,704	290,915	37,295
Total liabilities . . . . . . . . . . . . . . . . . . . . . .	$930,932	$936,257	$120,034	$927,359	$118,890
Total shareholders’ equity . . . . . . . . . . . . . .	$218,178	$160,098	$20,524	$150,604	$19,310
The following table represents our selected consolidated statements of cash flows for years ended December 31, 2019 and 2020:
	For the years ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	$(30,448)	$6,140	$787
Net cash used in investing activities	(92,127)	(6,001)	(770)
Net cash provided by (used in) financing activities	90,970	(9,922)	(1,272)
Effect of exchange rate on cash	(500)	(174)	(22)
Net decrease in cash	(32,105)	(9,957)	(1,277)
Cash and cash equivalents and restricted cash at beginning of year	85,987	53,882	6,908
Cash and cash equivalents and restricted cash at end of year	$53,882	$43,925	$5,631

RISK FACTORS
An investment in the ADSs involves significant risks. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment.
Risks Related to Our Businesses
Graphene Products Business
We may not recoup expenditures associated with our growth.
To keep pace with increasing market demand, we need to invest in expanding our production capacity. The manufacture of our graphene products is capital-intensive, and equipment, once purchased, may break down or require costly maintenance or may become obsolete due to technological improvements or other factors. There can be no assurance that investments intended to increase production capacity will have the desired impact.
We may not respond quickly and profitably to continued innovations in the graphene products industry.
We believe that technological advances in graphene products manufacture will continue to occur and new technologies will continue to develop. Advances in the manufacture of graphene products could allow our competitors to develop products faster or produce more efficiently or at lower cost than we can. If we are unable to adapt or incorporate technological advances into our operations, our production facilities could become less competitive. Further, it may be necessary for us to incur significant expenditures to acquire any new technologies and retrofit our current processes to remain competitive.
We may not respond quickly and profitably to continued innovations.
We manufacture graphene products appropriate for incorporation into existing products. However, the nature and component requirements of those products can change rapidly. The development and adoption of new battery technologies which do not use spherical graphite or innovative alternatives to graphene products could significantly reduce the demand for our products and adversely impact our prospects and future revenues.
We must continuously invest in research and development.
The Li-ion battery market predominately uses spherical graphite with a particle size of 10-15 microns. We believe that as battery technologies develop further, the market will require spherical graphite with smaller particle sizes. We are currently able to produce spherical graphite with a particle size of 6-9 microns, which we believe will be the next iteration of the technology. To remain competitive, however, we must continuously invest in research and development. Much of our technology and intellectual property portfolio is at an early stage of development, and we may not be able to continue to identify, develop, exploit, market and, in certain cases, secure regulatory approval for, innovative products in a timely manner or at all.
Risks of relationships with third parties in respect of research and development.
Although we have resources and staff dedicated to research and development, market conditions and other factors such as management efficiencies may make it required or preferable for us to enter into arrangements with third parties for the development, production and commercialization of graphene products. If we are unable to negotiate favorable terms for such arrangements with respect to intellectual property or otherwise or disagreements arise between us and any partner or potential partner, our business, financial condition, and results of operations may be adversely affected. Further, there can be no assurance that any otherwise successful collaborations will generate products or intellectual property which can be commercialized or will result in any revenue or cash flow.

Government support of electric vehicles and renewable energy may be reduced.
Demand for and development of the products that incorporate our graphene products, including electric vehicles, renewable energy technologies, and power storage technologies, are significantly affected by government policies, support, and subsidies. Any reduction in government support for relevant industries or technologies may adversely affect our business.
Price volatility of our finished goods.
Whether due to the entry into the market of new manufacturers, the development of new graphene products manufacturing technologies, changes in downstream technologies, or other causes, there may be an increase in the availability of graphene products in the market relative to the demand for those products. In the event that production capacity exceeds demand, we may not be able to negotiate favorable pricing for the sale of our products, and there is no assurance that we will maintain or achieve continuing growth in revenue, profitability or cash flow from our graphene products.
Price volatility of our inputs.
Although we are strategically located near the one of the world’s largest known sources of high-quality natural graphite, developments in the technology used in identifying or assessing graphite deposits, future discoveries of graphite deposits, or changes in regulations related to mining graphite may increase the costs of the natural graphite from which we make our graphene products. Although our cost of goods for graphene products is relatively stable, there can be no assurance that costs can be maintained at current levels should production or trading of our inputs be interrupted.
Risks related to the proximity of customers to our production facilities.
Although our manufacturing facility is located near many of our customers, there can be no assurance that we can maintain relationships with the same customers on the same payment terms or that those customers’ operations will remain nearby. If our relationships with customers in our vicinity change or our existing customers move their operations, we may incur additional costs associated with locating and building relationships with new customers or transporting our graphene products longer distances or across international borders. If such changes occur, our operations, financial condition or results of operations may be adversely affected.
Complying with numerous health, safety and environmental regulations is both complex and costly.
Our Graphene Products Business is subject to numerous health, safety, and environmental requirements in the PRC. Such laws and regulations govern, among other matters, air emissions, wastewater discharges, solid and hazardous waste management and the use, composition, handling, distribution, and transportation of hazardous materials. Many such laws and regulations are becoming increasingly stringent (and may impose strict liability) and the cost of compliance with these requirements can be expected to increase over time. Although we believe that our operations comply with applicable regulations, any failure to comply with these laws and regulations could result in us incurring costs and / or liabilities, including as a result of regulatory enforcement, personal injury, property damage and claims and litigation resulting from such events, which could adversely affect our results of operations and financial condition.
Industrial operations can be hazardous.
Accidents involving the mishandling of heavy equipment or hazardous substances could cause severe or critical damage or injury to property and human health. Such an event could result in civil lawsuits and / or regulatory enforcement proceedings, both of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of our business could result in significant additional costs to replace, repair and insure assets, which could negatively affect our business, prospects, operating results and financial condition.

Grid Storage Development May Cause Pricing Pressure on Grid Scale Battery Storage Systems and Advance Alternative Technologies.
Although the continued accelerated growth of grid scale storage for electric power in the US and globally has increased the demand for batteries based on Li-ion chemistries that use the graphene products that we manufacture, such increased demand has and may continue to (1) cause lower battery prices which may cause price pressure on our products and (2) increase the investment and development of competing technologies for electric storage, including other battery technologies and systems which could cause competition to our manufactured process.
Cyber-attacks or other failures in our telecommunications or information technology systems, or those of our collaborators, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations.
We, our programs, our collaborators, third-party logistics providers, distributors and other contractors and consultants utilize information technology, or IT, systems and networks to process, transmit and store electronic information, including but not limited to intellectual property, proprietary business information and personal information, in connection with our business activities. Our internal IT systems and those of current and future third parties on which we rely may fail and are vulnerable to breakdown, breach, interruption or damage from cyber incidents, employee error or malfeasance, theft or misuse, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures or other compromises. As use of digital technologies has increased, cyber incidents, including third parties gaining access to employee accounts using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, denial-of-service attacks or other means, and deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency, intensity, and sophistication. These threats pose a risk to the security of our, our programs’, our collaborators’, third-party logistics providers’, distributors’ and other contractors’ and consultants’ systems and networks, and the confidentiality, availability and integrity of our data. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. Similarly, there can be no assurance that our collaborators, third-party logistics providers, distributors and other contractors and consultants will be successful in protecting our clinical and other data that is stored on their systems. Any loss of clinical trial data from our completed or ongoing clinical trials for any of our product candidates could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Although to our knowledge we have not experienced any such material system failure or material security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of development programs and business operations.
Any cyber-attack that leads to unauthorized access, use, or disclosure of personal information, data breach or destruction or loss of data could result in a violation of applicable U.S. and international privacy, data protection and other laws and regulations, subject us to litigation and governmental investigations, proceedings and regulatory actions by federal, state and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil and/or criminal liability, cause us to breach our contractual obligations, which could result in significant legal and financial exposure and reputational damages. As cyber threats continue to evolve, we may be required to incur significant additional expenses in order to implement further data protection measures or to remediate any information security vulnerability. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that maybe imposed, which could have a material adverse effect on our business and prospects. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above.

Landscape Architecture and Design Business
We face increasing competition.
The barriers to entry to the landscape architecture industry in the PRC and Hong Kong are lower for small size contracts, and competition for small contracts is increasing as a result. To sustain our business, we may elect to focus on larger projects, expansion into new geographic markets, or cooperative efforts with developers. There can be no assurance that we will be successful in any such strategic initiatives or that we will maintain or achieve continuing growth in revenue, profitability or cash flow as a result.
Third-party budgetary constraints may impact the demand for our services.
The customers of our Landscape Architecture and Design Business include local governments, state-owned property developers, town planning companies and others that use budgeted allocations to retain us and fund our projects. A focus on public health priorities may result in the reallocation of budgeted funds to other priorities, which would otherwise have been used for landscape architecture services. Accordingly, we may experience a decline in revenues during or in the wake of the COVID-19 pandemic or other public health events. Any material decline in the amount of spending by municipal governments in Hong Kong and the PRC may have a material adverse effect on our business, results of operations and financial conditions.
We determine our service fees based on estimates.
The profitability of our Landscape Architecture and Design Business depends on the service fees we charge for our projects, which we determine based on the terms of the potential project, the expected length of the project period, general market conditions and the estimated costs to be incurred, plus a mark-up.
An incorrect estimate may result in lower returns than anticipated or losses on the project concerned, which could have a material adverse effect on our business operations and financial results.
We may incur costs in excess of what we anticipate in order to meet the specifications of our clients.
In the course of performing our landscape architecture and design work, our clients may request amendments to, or variances from, design drawing documents produced by us. Some such changes are generally part of the agreed scope of work and included in our service fee. Any amendments outside of the agreed scope of work would be subject to additional charges to be agreed by our clients and us.
Disputes may arise, however, regarding the extent of changes covered by the agreed scope of work or additional charges, and if agreements cannot be reached or we are not paid for the variances, a project may generate lower returns than expected or losses and contractual disputes with our clients may arise resulting in extra costs, such as legal fees, thereby materially and adversely affecting our profitability, results of operations, liquidity and financial position.
Our failure to meet the schedule or requirements stipulated in the contracts could lead to compensation to clients.
Substantially all of our landscape architecture projects are subject to completion schedule requirements as agreed with our clients. Deviations from project schedules, specifications and quality standards, including for reasons beyond our control, may result in disputes, contract termination, or require us to compensate clients for their losses. Although we did not pay any compensation or receive any claims from our clients in this regard during the periods presented in this Registration Statement, we may incur such liabilities in the future. Contract termination or compensation paid to clients could negatively impact expected returns, adversely affect our liquidity and cash flows and have a material adverse effect on our business, financial conditions, results of operations, reputation and prospects.
We may engage consultants to carry out certain parts of our work, and the work performance of the sub-consultants may be beyond our control.
A landscape architecture project may require services other than those which we are qualified to provide. In such instances, we may engage consultants with such requisite professional qualifications to undertake certain tasks.

Although we carefully review and select consultants based on job references, prior projects, and other factors, we cannot guarantee the quality of services provided by such consultants. In the event that our consultants fail to meet our or a client’s quality and other operating standards and those standards required by the relevant laws and regulations, we may be liable to third parties and our clients. Costs associated with rectifying any problems caused by our sub-consultants may have a material adverse effect on our business, financial condition and results of operations.
Furthermore, if we are unable to maintain a cooperative relationship with any of our sub-consultants or obtain replacements on equal or more favorable terms in a timely manner, or at all, our work schedule may be delayed and we may breach the terms of our contracts, any or all of which may have a material adverse effect on our business, financial condition, and results of operations.
We believe we do not conduct any activity about borrowing or lending qualifications, our existing subcontract agreements comply with Measures for the Administration on the Construction by Subcontract of House-building and Municipal Infrastructure Projects and other relevant regulations. However, we could not assure you that the relevant government authority will take the same view as us, if the relevant government authority takes a different view on this issue, we might be subject to penalties like fines, suspension of the business, revocation of the certificate of qualification, etc., and our revenue recognition will be adversely affected.
Consultants may not fulfil their indemnification obligations.
Legal claims may result from breaches of contract or substandard work done by consultants. Although we require that consultants we engage indemnify us for any loss or damages we may suffer due to their substandard work or breaches of contract, we may incur costs and be required to devote resources to defend ourselves against such claims, which we may not be able to recoup from the relevant consultants and which may have a material adverse effect on our business, financial condition and results of operations.
Our clients pay us by way of progress payments, and there is no guarantee that progress payments will be paid to us on time and in full.
We normally receive progress payments from our clients based on benchmarks from concept design through completion of construction. A portion of such payment, normally ranging from 5% to 10% of the total service fee payable to us, is usually withheld by our clients and such amount is released after the projects’ maintenance or defect liability period. There can be no assurance that progress payments will be paid to us on time and in full upon completion of relevant benchmarks or in some cases after the maintenance or defect liability period. Any failure by our clients to make payments on time and in full may have an adverse effect on our future liquidity position.
Our design qualifications are subject to renewal.
Landscape architecture service providers in the PRC must maintain a Specific Landscape Engineering Design Qualification (“SLEDQ”) issued under the Engineering Design Qualification Certificate in order to legally carry out landscape architecture projects involving the submission of layout plans and other design drawing documents to the competent government authorities for approval for construction purposes. We are also required to be registered as a listed consultant under the landscape architectural category of the Architectural and Associated Consultants Selection Board (“AACSB”) to undertake landscape architecture projects for the Hong Kong Government. We hold two Category A SLEDQ qualifications and one Category B SLEDQ qualification. Each is subject to renewal 60 days before expiry. In reviewing an application to renew the qualification certificate, local authorities may consider factors such as the applicant’s compliance with laws, regulations, rules and technical standards in the past, the applicant’s credit record, and conformity of the applicant’s qualified employees with the qualification standard. We cannot assure you that our qualification in the PRC will be renewed or that our qualification or registration in the PRC or Hong Kong will not be revoked or delisted. If we fail to obtain, renew or maintain the qualification certificates or registration in the future, or our qualification certificates or registration become revoked or delisted, our Landscape Architecture and Design Business may be limited and our business and financial condition may be materially and adversely affected.

Our operating results depend on the performance of the property markets in the PRC and Hong Kong.
Our business and prospects depend upon the performance of the PRC and Hong Kong property markets. Different types of projects undertaken by us, including projects related to residential development, commercial and mixed-use development, infrastructure and public open spaces, and tourism and hotels, may fall through as a result of developments in the relevant property market. Likewise, if these property markets are performing poorly, we may have fewer opportunities for new business.
Since we expect to continue to expand our market presence in the PRC and Hong Kong, our business will increasingly be more dependent on the performance of property markets in those places. The PRC and Hong Kong property markets may be affected by local, regional, national and global factors, including economic and financial conditions, speculative activities in local markets, demand for and supply of properties, availability of alternative investment choices for property buyers, inflation, government policies, interest rates and availability of capital. Any market downturn in the PRC and Hong Kong generally or in cities in which we have or expect to have operations may materially and adversely affect our business, financial condition and operation results.
Catering Business
We maintain certain catering operations, which contributed approximately 6.2% of our 2020 consolidated revenues. The following are some risk factors associated with these operations.
Our results of operations may fluctuate significantly due to seasonality and other factors.
Our overall results of operations may fluctuate significantly from period to period because of several factors, including operating costs; revenue loss and renovation expenses associated with temporary closure for refurbishment; impairment of long-lived assets, including goodwill, and any losses incurred on restaurant closures; and fluctuations in food and commodity prices. As a result, our results of operations may fluctuate significantly from period to period and comparison of different periods may not be meaningful. Our results for a given fiscal period are not necessarily indicative of results to be expected for any other fiscal period.
Our business is affected by changes in consumers’ tastes.
The consumer food services industry is affected by consumers’ tastes and perceptions. Although we endeavor to adapt to changes in seasons, dining trends and shifts in consumer taste and nutritional trends, we cannot assure you that we will be able to maintain our menu to suit changing popular taste, nutritional trends and general customer demands. In addition, if prevailing health or dietary preferences and perceptions cause consumers to avoid our products in favor of alternative foods, our business could suffer.
Our business is affected by changes in discretionary spending.
Our success depends, to a significant extent, on discretionary customer spending, which is influenced by general economic conditions. Accordingly, we may experience declines in sales during economic downturns or prolonged periods of high unemployment rates. Any material decline in the amount of discretionary spending in the PRC may have a material adverse effect on our business, results of operations and financial conditions.
We face risks related to instances of food-borne illnesses, health epidemics and other outbreaks.
Our business is susceptible to food-borne illnesses, health epidemics and other outbreaks. We cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by third-party food suppliers and distributors outside of our control. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. Reports in the media of instances of food-borne illnesses could negatively affect our industry, impacting our restaurant sales, forcing the closure of our operations and conceivably having significant impact on our results of operations. This risk exists even if it were later determined that the illness in fact were not spread by our restaurants. Furthermore, other illnesses could adversely affect the supply of some of our food products and significantly increase our costs.

Reports of incidents of food tampering could materially damage our reputation and reduce our restaurant sales.
The consumer food services industry has long been subject to the threat of food tampering by suppliers, employees, or others. Reports, whether true or not, of injuries caused by food tampering have in the past severely damaged the reputations of restaurants and could affect us in the future as well. Instances of food tampering, even those occurring solely at the facilities of our competitors, could result in negative publicity about the consumer food services industry and adversely affect our sales. A decrease in customer traffic as a result of health concerns or negative publicity could materially harm our business, results of operations and financial condition.
Risks Relating to Our Company, Generally
The recent global COVID-19 outbreak has caused significant disruptions in our business, which we expect will materially and adversely affect our results of operations and financial condition.
On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. Many businesses and social activities in the PRC, Hong Kong, and other countries and regions have been severely disrupted, including those of our suppliers, customers, and distributors. Such disruption and the potential slowdown of the world’s economy could have a material adverse effect on our results of operations and financial condition.
Our suppliers and our customers have experienced significant business disruptions and suspension of operations due to quarantine measures employed to contain the spread of the pandemic, which had and may continue to have a negative impact on our business and operations, such as shortages in the supply of raw materials, suspensions or reductions of our production capacity, shortages of transportation or logistic services, delays in delivery of our products, delays or cancellation of orders from our customers, and delays or defaults in payments from our customers. Our customers or end-users of our products that are negatively impacted by the outbreak of COVID-19 may reduce their budgets to purchase our products, which may materially adversely impact our revenue and results of operations. Our business operations could also be disrupted if any of our employees are suspected of being or are infected by COVID-19, since this could require other employees to be quarantined or our facilities to be closed and disinfected. We expect these measures to have a material adverse effect on our results of operations and financial condition in the near term.
The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain, including the duration and severity of the outbreak, and the actions that may be required to contain or treat COVID-19’s impact. In particular, the continued spread of the coronavirus globally could delay our development plans and materially adversely impact our operations and workforce, and our ability to raise capital, each of which in turn could have a material adverse impact on our business, financial condition and results of operation. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition.
Risks of competition with others with greater financial and operational resources.
Some of our competitors may have greater financial, marketing, management and other resources than we do and may be better able to invest in research, make capital expenditures, and obtain and deploy relevant business technologies. As a result, we may not be able to offer services similar to or more desirable than those offered by our competitors, market our services as effectively as our competitors or otherwise respond successfully to competitive pressures.
Our operating results may fluctuate significantly and may not fully reflect the underlying performance of our business.
Our operating results, including the levels of our net revenues, expenses, net loss or income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one or more periods are not necessarily an indication of future performance. Fluctuations in results may adversely affect the market price of the ADSs.
We may not be able to successfully implement our growth strategy on a timely basis or at all.
Our future success depends, in large part, on our ability to implement our growth strategy, including expanding distribution, attracting new customers to our brands, introducing new products and product line extensions, and expanding into new markets. We may not be able to successfully implement our growth strategy and may need to change our strategy from time to time. If we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, financial condition and results of operations may be materially adversely affected.
We cannot assure you that we can maintain net cash inflows from operating activities.
Due to the nature of our businesses, we may from time-to-time experience net operating cash outflows. We produce a large volume of graphene products which may not sell at a rate equal to our rate of production, so the cash outflows associated with their manufacturing may not result in corresponding revenues. There can be no assurance that our operations will generate sufficient cash flows to meet our operating and capital requirements in the future. With respect to our landscaping business, progress payments will typically be paid by our clients after each project commences with reference to our agreed milestones, but the terms of such progress payment are determined when we enter into the relevant agreements, and we may experience delays in collection of or be unable to collect customer balances, which would then lead to the cash outflows and subsequently adversely affect our cashflow position.
We are a holding company that is financially dependent on distributions from subsidiaries, and our results could be adversely affected by those distributions that are not made in a timely manner or at all.
We are a holding company and conduct substantially all our business through our operating subsidiaries. We mainly rely on income generated by distributions and other payments from our operating subsidiaries for our cash and financing needs, including funds necessary to pay dividends to our shareholders, to repay any debt we may incur and to pay our operating expenses. Changes in business environments, debt instruments entered into by our subsidiaries, regulatory changes, and other developments outside of our control may prevent some or all of our subsidiaries from making distributions or payments to us in the future.
Under PRC laws and regulations, our PRC subsidiaries which are wholly foreign-owned enterprises in the PRC, may pay dividends only out of its respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.
Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Risks Related to the PRC —  If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”
From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant capital, management attention, disrupt to our business and otherwise adversely affect our financial results.
We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our customers. These transactions could be material to our financial condition and results of operations. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:
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difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

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inability of the acquired technologies, products, or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

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difficulties in retaining, training, motivating, and integrating key personnel;

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diversion of management’s time and resources from our normal operations;

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difficulties in successfully incorporating licensed or acquired technology and rights into our product offerings;

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difficulties in maintaining uniform standards, controls, procedures, and policies within the combined organizations;

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difficulties in retaining relationships with customers, employees, and suppliers of the acquired business;

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risks of entering markets in which we have limited or no prior experience;

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regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

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assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

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failure to successfully further develop the acquired technology;

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liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

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potential disruptions to our ongoing businesses; and

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unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

In evaluating, pursuing, and executing acquisitions, even if these acquisitions are not consummated, we will consume management and financial resources and incur costs. We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.
We may suffer certain losses not covered by insurance.
We have obtained insurance policies that we believe are reasonable and customary for businesses of our size and type and in line with the standard commercial practice in the jurisdictions where we have operations. However, insurance companies in the PRC currently do not offer as extensive an array of insurance products as insurance companies in more developed economies, and there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. If we suffer uninsured business disruptions or are held liable for uninsured losses or amounts or if claims for insured losses exceed the limits of our insurance coverage our business and results of operations may be materially and adversely affected.
Our insurance premiums may increase substantially.
The insurance premiums payable by us depend on various factors including the scope and sums of our contracts and our insurance claim records with the insurer and losses experienced by others in any of our industries. The insurance premium payable by us may increase in the future. If the insurance premiums payable by us increase significantly, our business and results of operations may be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
We regard our patents, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business — Intellectual Property” and “Regulation — Regulation on Intellectual Property Rights.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages.
It is often difficult to register, maintain and enforce intellectual property rights in the PRC. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in the PRC. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to intellectual property infringement, misappropriation, or other claims, which may be expensive to defend and may adversely affect our business and operations.
We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time in the future we may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.
Additionally, the application and interpretation of the PRC’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in the PRC are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.
We rely on the maintenance of business relationships with our clients.
We derive a significant portion of our revenue from our recurring clients. Our marketing team maintains contacts with our existing clients and keeps our clients informed of developments at our Company. Notwithstanding our efforts in marketing and promotion, there is no assurance that we can maintain business relationships with our clients in the future. In the event that we are unable to retain these clients, or expand our client base, our business, results of operations, profitability and liquidity may be adversely affected.
We depend on our key management personnel.
Our success depends to a large extent on the continued efforts of our directors, executives and management. There can be no assurance that these key executives or personnel will not voluntarily terminate their employment with us. The loss of any of our key executives or personnel could be detrimental to the ongoing success of our operations. Our continued success will also depend on our ability to attract and retain qualified personnel in order to manage our existing operations as well as our future growth.
We may not be able to attract and retain the qualified and skilled employees needed to support our business.
Our success depends in part upon our ability to attract, retain and motivate a sufficient number of qualified employees. Our failure to recruit and retain enough qualified employees could delay our expansion plans could have a material adverse effect on our business and results of operations.
Competition for qualified employees is significant for all of our businesses, and in order to prevent employee attrition, we may be required to pay higher wages and provide other benefits, which could result in higher labor costs, or face losses resulting from the high costs associated with training new employees.
If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.
We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we continue to grow, we may find it difficult to maintain valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.
We may be involved in legal and other proceedings arising out of our operations or otherwise from time to time and may face significant losses as a result.
We may initiate claims against or be subject to legitimate or meritless claims from our clients, consultants, and other parties concerned with goods, services, or facilities from time to time.
Although we have obtained insurance policies to cover certain types of claims, some claims may not be covered by such policies, and the outcome of such claims may be unfavorable to us. Should such claims fall outside the scope and/or limit of our insurance coverage, we may be forced to incur additional and substantial costs which could have a material and adverse effect on our financial condition and results of operations. These claims may also trigger negative publicity or media coverage or allegations which, despite any inaccuracy, may have adverse impact on our reputation and business image.
If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.
Prior to this offering, we have had limited accounting personnel with adequate knowledge of US GAAP and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting for SEC reporting purposes, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.
Our independent public accountants have identified material weakness for fiscal years 2019 and 2020 relating to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.
Upon completion of this offering, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, or if the value of our non-affiliated float of our common stock exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after this offering, our additional SEC and market exchange reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may also be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list, regulatory investigations and civil or criminal sanctions.
Events that disrupt the operations of any of our facilities, such as fires, floods, earthquakes or other natural or man-made disasters, may materially and adversely affect our business operations.
Our operations are vulnerable to interruption by fires, floods, earthquakes, power failures and power shortages, hardware and software failures, computer viruses, terrorist attacks and other events beyond our control. Fires, floods, earthquakes and terrorist attacks may lead to evacuations and other disruptions in our operations, which may prevent us from providing goods and services to customers, thereby affecting our business and damaging our reputation. Any such event could materially and adversely affect our business operations.
Risks Related to the PRC
Changes in the PRC’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.
All of our graphene products manufacturing operations and substantially all of our landscape architecture and design services and all of our catering operations operate in the PRC. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in the PRC.
The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.
While the PRC economy has experienced significant growth over the past several decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Since 2012, the PRC’s economic growth has slowed down and has declined during 2020. Any prolonged slowdown in the PRC economy may reduce the demand for our products and materially and adversely affect our business and results of operations.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in the PRC.
From time to time, we may receive requests from certain US agencies, including the Securities and Exchange Commission, to investigate or inspect our operations, or to otherwise provide information. There can be no assurance that we or our subsidiaries, including those in the PRC or entities that provide services to us or with whom we associate, will be able to fully comply with such requests. Furthermore, an on-site inspection of our facilities in the PRC by any of these regulators may be limited or entirely prohibited by PRC law or policies. Such inspections, though permitted by our Company and our affiliates, are subject to certain PRC governmental approvals, and may therefore be impossible to facilitate. According to Article 177 of the PRC Securities Law which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region, to implement cross-border supervision and administration, and no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.
We are subject to the interpretation and enforcement of PRC laws and regulations which could limit the legal protections available to us.
The PRC legal system is based in large part on written statutes, and prior court decisions may have limited value as precedents. The interpretations of many PRC laws, regulations and rules may not always be uniform and enforcement of these laws, regulations and rules involves certain uncertainties.
There cannot be any assurance that the PRC government will not institute, increase or enhance the licensing regime covering our industries. In any such event, there cannot be any assurance that we would be able to obtain any new or additional required licenses in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in other legal systems, including the US or Hong Kong. Furthermore, the PRC legal system is based in part on government policies and internal rules that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.
Additionally, our business in the PRC depends on customers and others, including our employees, that have significant relationships with PRC governmental authorities. Any legal action that we may consider may be adverse to the sovereign interests of the PRC and we may determine that such actions are not in our best interests.
Dividends payable to our foreign investors, gains on sale of our ordinary shares or the ADSs and the transfer of our equity interests in the PRC subsidiaries may become subject to withholding tax under the PRC tax laws.
Under the Enterprise Income Tax Law (promulgated by the National People’s Congress on March 16, 2007 and effective on January 1, 2008) (“PRC EIT Law”), incomes including without limitation dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise having no institutions or premises in the PRC or such incomes are derived irrelevant with the institutions or premises in the PRC, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax and such favorable treatment is approved by the tax authority. Under the arrangement for avoidance of double taxation between the PRC and Hong Kong, the effective withholding tax for dividends applicable to a Hong Kong non-resident company is currently 5% if it directly owns no less than a 25% stake in the PRC foreign-invested enterprise.

Similarly, any gain realized on the transfer of our ordinary shares or the ADSs or equity interest in the PRC subsidiaries by such “non-resident enterprise” investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within the PRC and/or we are considered a “resident enterprise” in the PRC. For the definition of “resident enterprise”, please refer to the section below headed “If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders”. We may be deemed to be a PRC tax resident and we may be subject to PRC tax on our worldwide income.” If we are required under the PRC EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our Shares, the value of your investment in our Shares may be materially adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of the ADSs might be able to claim the benefit of income tax treaties or agreements entered into between the PRC and other countries or regions.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and PRC governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements.
Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or “SAFE’’. There are two statutory limits for the total amount of foreign debts of a foreign-invested company One such limit is determined by the difference between the amount of total investment as approved by the PRC’s Ministry of Commerce (“MOFCOM”) or its local counterpart and the amount of registered capital of such foreign-invested company. The other, pursuant to the Notice of the People's Bank of China (“PBOC”) on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing promogulated by the PBOC, sets the upper limit of risk-weighted outstanding cross-border financing at capital divided by net assets multiplied by cross-border financing leverage ratio and the macro-prudential regulation parameter.
We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed with the MOFCOM or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capital of the foreign-invested enterprises established within the designated areas and such enterprises mainly engaging in investment are allowed to use RMB capital converted from foreign exchange capital to make equity investments. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from foreign exchange capital for expenditures beyond their business scope or providing entrusted loans or repaying loans between non-financial enterprises. On October 23, 2019, SAFE released the Circular on Further Promoting Cross-border Trade and Investment Facilitation (the “Circular 28”) which was implemented on the same date. Under Circular 28, besides foreign-invested enterprises engaged in the investment business, non-investment foreign-invested enterprises are also permitted to make domestic equity investments with their capital funds under the condition that the Foreign Investment Negative List 2020 is not violated and the relevant domestic investment projects are true and compliant. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered as capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of this offering to fund the establishment of new entities in the PRC by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish variable interest entities in the PRC.
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.
SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.
If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
We cannot assure you that our shareholders or beneficial owners will not include PRC residents or entities in the future and assure the compliance of such future shareholders or beneficial owners with SAFE regulations, registrations, and approvals. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.
Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.
Substantially all of our manufacturing and expenditures are denominated in RMB, whereas our reporting currency is the HK dollar. As a result, fluctuations in the exchange rate between the HK dollar and RMB will affect the relative purchasing power in RMB terms of our HK dollar assets and the proceeds from this offering as well as affect the amount of our payment obligations. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the HK dollar value of our results of operations to vary with exchange rate fluctuations, and the HK dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the HK dollar could reduce our profits from operations and the translated value of our net assets when reported in HK dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in HK dollars. If we decide to convert our RMB into HK dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the HK dollar against the RMB would have a negative effect on the HK dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.
There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares or the ADSs in US dollars. For example, to the extent that we need to convert US dollars we receive from this offering into RMB to invest in increasing our manufacturing capacity, appreciation of the RMB against the US dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the US dollar may significantly reduce the US dollar equivalent of our earnings, which in turn could adversely affect the market price of our ordinary shares or the ADSs.
Very limited hedging options are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
Increases in labor costs in the PRC may adversely affect our business and results of operations.
The economy in the PRC has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our customers or end users by increasing the prices of our products, our financial condition and results of operations may be adversely affected.
Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.
We are subject to strict regulatory requirements in terms of entering into labor contracts with our employees and other employee matters. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and became effective on July 1, 2013, and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices could violate labor-related laws and regulations in the PRC, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation — Regulations on Stock Incentive Plans.”
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in the PRC. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe none of our entities outside of the PRC is a PRC resident enterprise for PRC tax purposes. See “Taxation — People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As some of our management members are based in or frequently travel to the PRC, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of the PRC is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we could also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a

PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.
We may not be able to maintain our tax incentives.
We are granted tax incentives for certain products and services in the PRC. Currently, enterprise income tax rates are 15% for certain subsidiaries. If we cannot achieve the requirements to maintain these subsidiaries’ qualification for this tax incentive scheme, our financial condition and results of operations may be adversely affected.
Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.
The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise by a non-resident enterprise, by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, though Circular 698 was entirely abolished and void as of December 1, 2017.
Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provided that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.
In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.
We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiary to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 and Circular 7, and may be required to expend valuable resources to comply with Circular 59 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.
The PRC tax authorities have the discretion under SAT Circular 59, and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no specific plans to pursue any acquisitions in the PRC or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.
Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation and how it may impact the viability of our current corporate governance and business operations in the PRC and financial results of our Company.
Substantial uncertainties exist with respect to the interpretation and implementation of the newly issued Opinions on Strictly Cracking Down on Illegal Securities Activities and how it may impact this offering and our listing status.
On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the State Council jointly issued the "Opinions on Strictly Cracking Down on Illegal Securities Activities" (the "Opinion"), intending to tighten the supervision of China's concept stocks to amend the special regulations of the State Council on the overseas stock raising and listing of joint-stock limited companies, especially for PRC companies listed or seeking listing on overseas stock markets via a Variable Interest Entity (“VIE”) structure. Although the relevant authority has not yet promulgated any specific regulations to regulate overseas listing and our control of our PRC subsidiaries is based on equity interest, not a VIE structure, we cannot assure you that the relevant PRC authority will not amend the regulations on overseas listings. If the relevant authority changes the current regulation and requires pre-requisite approval for overseas listings, it could materially and adversely affect this offering and our listing status on the Nasdaq.
If we become subject to additional scrutiny, criticism and negative publicity involving US-listed PRC-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in the ADSs, especially if such matter cannot be addressed and resolved favorably.
Recently, US public companies that have substantial operations in the PRC have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many US-listed PRC-based companies has decreased in value and, in some cases, has become virtually worthless. Some of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our ordinary shares could be rendered worthless.
Risks Relating to Hong Kong
The state of the economy in Hong Kong may adversely affect our performance and financial condition.
Our head office is located in Hong Kong. If Hong Kong experiences any adverse economic conditions due to events beyond our control, such as a local economic downturn, social events, natural disasters, contagious disease outbreaks or terrorist attacks, or if the local authorities adopt regulations that place additional restrictions or burdens on us or on our industry in general, our overall business and results of operations may be materially and adversely affected.
The Hong Kong legal system and political environment embodies uncertainties which could limit the legal protections available to you and us.
Hong Kong is a special administration region of the PRC and under the Basic Law of Hong Kong (the “Basic Law”), Hong Kong enjoys a high degree of autonomy under the principle of “one country, two systems”. The Basic Law ensures Hong Kong will retain its capitalist system, own currency (the Hong Kong Dollar), executive authorities, legislature, judiciary, legal system and people’s rights and freedom for fifty years from 1997. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the common law system.
The National People’s Congress of the PRC has the right to amend the Basic Law. We cannot assure you that there will not be any amendment to the Basic Law that may affect the judiciary and legal systems of Hong Kong and the implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment.
The large-scale protests in Hong Kong that lasted from 2019 to 2020 (the “Hong Kong Protests”) were triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. Despite not being enacted, we cannot assure you that the Hong Kong Protests will not occur again in the future and that there will be no other political or social unrest in the future or that there will not be other events that could lead to disruption of the economics, political and social conditions in Hong Kong. If such events occur and persist for a prolonged period or the economic, political and social conditions in Hong Kong are to be disrupted, our operations in Hong Kong may be adversely affected.
On July 1, 2020, the Law of the People's Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region was promulgated and took effect in Hong Kong, which escalated the tension between US and the PRC. On July 14, 2020, former US President Donald Trump issued an Executive Order to direct the suspension or elimination of the preferential treatment for Hong Kong under the United States-Hong Kong Policy Act of 1992 and the passage of the Hong Kong Autonomy Act. Any such continued tension between the US and the PRC may affect the economy of Hong Kong and in turn, materially and adversely affect our business and operation.
Accordingly, we cannot predict the effect of future developments in the Hong Kong legal and political systems, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to you and us, including our ability to enforce our agreements with our customers.
Devaluation of the Hong Kong dollar could affect our financial conditions and results of operations.
Since October 17, 1983, Hong Kong dollars have been pegged to the US dollar at a rate of approximately HK$7.80 to US$1.00. Although there is no indication that the Hong Kong government intends to cancel or change the pegged exchange rate arrangement, there is no assurance that this arrangement will not be changed in the future. In the event that such arrangement shall change or the valuation of the US dollar shall become volatile in the international currency markets, valuation of the Hong Kong dollar may be significantly affected or may even experience devaluation. At present, part of our revenue is generated in HK dollars and some of our expenses are incurred in currencies other than Hong Kong dollars. In case of devaluation of the HK dollar, our financial performance and liquidity positions may be adversely affected and our expenses incurred may drastically increase as a result.
Risks Relating to Cayman Islands
Cayman Islands economic substance requirements may have an effect on our business and operations.
An investment in us is through a Cayman Islands entity that, through wholly own subsidiaries, conducts our businesses. There are no operations that we have in the Cayman Islands or the United States.
Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company, Graphex Group Limited, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company, Graphex Group Limited, is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act or changes thereto may have an adverse impact on our business and operations.
Risks Relating to Our Ordinary Shares, the ADSs and This Offering
Conflicts of interests could exist between our controlling shareholders and other minority shareholders.
As of the date hereof, our controlling shareholders collectively beneficially own approximately [•]% of our ordinary shares. The interests of our controlling shareholders may differ from the interests of other shareholders. Our controlling shareholders could have significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the assets, election of directors and other significant corporate action. In cases where their interests are aligned and they vote together, our controlling shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of our controlling shareholders, we may be prevented from entering into transactions that could be beneficial to us. We cannot assure that our controlling shareholders will act entirely in our interest or that conflicts of interest will be resolved in our favor. The interests of our controlling shareholders may differ from the interests of our minority shareholders and our controlling shareholders are free to vote according to their interests.
There are risks associated with the forward-looking statements contained in this Registration Statement.
The information in this prospectus contains certain forward-looking statements and information relating to our Company that are based on the belief of our directors as well as assumptions based on the information currently available to them. In this prospectus, the words “believe”, “consider”, “estimate”, “expect”, and similar expressions, as they relate to our Company or our directors, are intended to, among others, identify forward-looking statements. Such statements reflect the current views of our Directors with respect to, among others, future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described in this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions are proved to be incorrect, our financial condition may be adversely affected and vary materially from those described herein as believed, considered, estimated or expected.
We are a foreign private issuer under US laws and, as a result, we are not subject to US proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those applicable to US issuers.
Upon the effectiveness of this Registration Statement, we will report under the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to US public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the United States Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the SEC on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for US domestic issuers. In addition, while US domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to US issuers. This may afford less protection to holders of our ordinary shares.
As a foreign private issuer with ADSs listed on the Nasdaq, we will be permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC, each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in the Cayman Islands and listed on the Main Board of the HKEx, we expect to follow the Rules Governing the Listing of Securities on the HKEx as amended from time to time (“Hong Kong Listing Rules”) and Cayman Islands company law and practice with respect to the composition of our board of directors and nominations committee and executive sessions. The corporate governance practices and requirements in the Cayman Islands do not require us to have a majority of our board of directors be independent, do not require us to establish an audit or nominations committee, and do not require us to hold regular executive sessions where only independent directors shall be present, although certain practices, including (among others) the establishment of the audit and renumeration committees and maintaining independent non-executive directors representing at least one-third of the board, are required by the Hong Kong Listing Rules.
We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an emerging growth company, we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.
We are an emerging growth company as defined in the US Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.
We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADSs less attractive because of our reliance on some or all of these exemptions. If investors find the ADSs less attractive, it may adversely affect the price of the ADSs and there may be a less active trading market for the ADSs.
We will cease to be an emerging growth company upon the earliest of:
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the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the United States Securities and Exchange Commission, or SEC) or more;

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the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

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the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or

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the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and the ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently completed second fiscal quarter.

Currency fluctuations may adversely affect the price of our ordinary shares and the ADSs.
After this offering, our ordinary shares will be quoted in Hong Kong dollars on the HKEx and the ADSs will be quoted in US dollars on the Nasdaq. Movements in the Hong Kong dollar/US dollar exchange rate may adversely affect the US dollar price of our ordinary shares or the ADSs. Since October 17, 1983, the Hong Kong dollar has been pegged to the US dollar at a rate of approximately HK$7.80 to US$1.00. There is no indication that the Hong Kong government intends to cancel or change the pegged exchange rate arrangements. However, in the event that such arrangements shall change or the valuation of the US dollar shall become volatile in the international currency markets, the valuation of the Hong Kong dollar may be significantly. If the Hong Kong dollar appreciates or depreciates against the US dollar, the US dollar price of the ADSs could increase or decrease, even if the price of our ordinary shares in Hong Kong dollars decreases, increases or remains unchanged.
We may be subject to arbitrage risks.
Investors may seek to profit by exploiting the difference, if any, between the price of our ordinary shares on the HKEx and the price of the ADSs on the Nasdaq. Such arbitrage activities could cause our share price in the market with the higher value to decrease to the price set by the market with the lower value and could also in certain circumstances affect the volatility in the price of our ordinary shares and the ADSs.
We will incur significant increased costs as a result of this public offering of ADSs.
Subsequent to the closing of this offering, we will be required to comply with additional reporting and other SEC requirements and will likely incur significant additional legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring the establishment and maintenance of effective disclosures and internal controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.
Lack of experience as officers of US publicly traded companies of our management team may hinder our ability to comply with the Sarbanes-Oxley Act.
It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff or consultants in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able in the future to obtain an opinion of our independent registered public accounting firm as to the effectiveness of our internal control over financial reporting that the Sarbanes-Oxley Act requires certain publicly traded companies to obtain.
Although ADSs are listed on the OTCQX, such public market is not active, and we cannot assure you that an active public market will develop that provides you with adequate liquidity.
Prior to the listing of the ADSs on the Nasdaq, which is projected to occur upon the effectiveness of this Registration Statement, ADSs were listed on the OTCQX. We cannot assure you that an active public market for the ADSs will develop. Accordingly, you may be unable to resell your ADSs at a price that is attractive to you.
The market price of our ordinary shares and the ADSs could be subject to volatility.
The market price of our ordinary shares and the ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:
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variations in our operating results;

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announcements of new projects or services by us or our competitors;

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technological breakthroughs by us or our competitors;

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news regarding gains or losses of customers or partners by us or our competitors;

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news regarding gains or losses of key personnel by us or our competitors;

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announcements of competitive developments, acquisitions or strategic alliances in our industry by us or our competitors;

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changes in earnings estimates or buy/sell recommendations by financial analysts;

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litigation and potential litigation;

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general market conditions or other developments affecting us or our industry; and

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the operating and stock price performance of other companies, other industries and other events or factors beyond our control.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the ordinary shares and the ADSs.
Future sales of substantial amounts of ordinary shares or ADS by existing shareholders could adversely affect the price of the ADSs.
If our existing shareholders sell substantial amounts of the ordinary shares or ADSs following this offering, the market price of the ADSs could fall. Such sales by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. All of the outstanding ADSs are eligible for immediate resale in the public market without restrictions. In addition, if any existing shareholders sell a substantial number of ordinary shares, the prevailing market price for our shares could be adversely affected.
Issuance of new shares or equity linked securities may cause dilution in shareholding.
We may need to raise additional funds in the future to finance our future plans, whether in relation to existing operations, expanding points of sale or otherwise. If additional funds are raised through the issuance of our new equity or equity-linked securities other than on a pro rata basis to existing shareholders, then (a) the shareholding interest in our Company of our existing shareholders or holders of the ADSs may be reduced, and/or (b) such newly issued securities may have rights, preferences or privileges superior to those of the shares of our existing shareholders or holders of the ADSs.
Statistics and industry information may come from various sources which may not be reliable.
This registration statement contains information and statistics that are derived from various publicly available official government and other publications which are generally believed to be reliable. However, we cannot guarantee the quality and reliability of these publications. Whilst our directors have taken reasonable care to ensure that such facts and statistics in this prospectus are accurately reproduced, these facts and statistics have not been independently verified by us. Our Company, directors and advisors do not make any representation as to the accuracy of such facts and statistics, which may not be consistent with other information and may not be complete or up-to-date. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice and other problems, the facts and statistics in this prospectus may be inaccurate or may not be comparable from period to period to facts and statistics produced for other economies and should not be unduly relied upon. Furthermore, we cannot assure you that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case elsewhere.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC or Hong Kong based on US or other foreign law against us or our management named in this Registration Statement.
We are incorporated in the Cayman Islands and conduct substantially all of our operations in the PRC and Hong Kong through our wholly owned subsidiaries in the PRC and Hong Kong. Most of our assets are located in the PRC and Hong Kong. In addition, many of our directors and senior executive officers reside within the PRC or Hong Kong and some or all of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC or Hong Kong upon our directors and senior executive officers, including with respect to matters arising under US federal securities law or applicable state securities law. Even if you are successful in bringing an action of this kind, the respective law of the Cayman Islands, the PRC or Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the US courts under civil liability provisions of the US federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.
Except as described in this registration statement and in the deposit agreement entered into for the benefit of holders from time to time of ADSs (the “Deposit Agreement”), holders of the ADSs will not be able to directly exercise voting rights attaching to the ordinary shares represented by the ADSs. Holders of the ADSs are entitled to instruct the depositary how to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. See “Description of American Depositary Shares.” We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call, attend or speak at a shareholders’ meeting.
You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we may not, and under the Deposit Agreement for the ADSs, the depositary will not, offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
You may be subject to limitations on transfer of the ADSs.
The ADSs are only transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.
We cannot assure you that the ADSs will not be delisted from the Nasdaq, which could negatively impact the price of the ADSs and our ability to access the capital markets.
We intend to apply to list the ADSs on the Nasdaq. We cannot give you any assurance that a broader or more active public trading market for the ADSs will develop on the Nasdaq or be sustained, or that current trading levels in ADSs will be sustained.
If we fail to comply with all listing standards, laws and regulations applicable to issuers listed on the Nasdaq, the ADSs may be delisted. If the ADSs are delisted, it could reduce the price of the ADSs and the levels of liquidity available to our shareholders. In addition, the delisting of the ADSs could materially and adversely affect our access to the capital markets and any limitation on liquidity or reduction in the price of the ADSs could materially and adversely affect our ability to raise capital. Delisting from the Nasdaq could also result in other negative consequences, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.
Volatility in our ordinary shares price may subject us to securities litigation.
The market for our ordinary shares or the ADSs may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.
In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.
If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ and ADS holders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of ordinary shares or the ADSs outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our ordinary shares or the ADSs. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.
We are not likely to pay cash dividends in the foreseeable future.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from our subsidiaries. Our subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including restrictions on the conversion of RMB into US dollars or other hard currency and other regulatory restrictions.
You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the US and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the US courts.
Our corporate affairs are governed by our memorandum and articles of association and by the Cayman Islands Companies Act, (as revised) (“Companies Act”) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the US. In particular, the Cayman Islands has a less developed body of securities laws as compared to the US and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the US federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of US securities laws.
Currently, all of our operations are conducted outside the US, and substantially all of our assets are located outside the US. All of our directors and officers are nationals or residents of jurisdictions other than the US and a substantial portion of their assets are located outside the US. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in US courts, including judgments predicated upon the civil liability provisions of the securities laws of the US or any state in the US.
As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the US.
We face a global tax burden.
As a result of our Company’s presence in HK and the PRC, organization of related entities in the Cayman Islands and the BVI, and the sale of securities in the US, we face complex and changing tax reporting and compliance obligations that create a global tax burden that is different than a US domestic corporation and may cause a greater tax burden.
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the US federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:
•
our goals and strategies;

•
our future business development, financial conditions and results of operations;

•
fluctuations in prices, interest rates and other factors that may increase our costs significantly;

•
our expectations regarding demand for and market acceptance of our products and services;

•
competition in our industry; and

•
relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.
This prospectus contains certain data and information that we obtained from various government and private sources. Statistical data obtained from these sources may include projections based on a number of assumptions. Our industry may not grow at the rate projected by these sources, or at all. Failure of our markets to grow at the projected rate may have a material and adverse effect on our businesses and the market price of our ordinary shares and the ADSs. In addition, the rapidly changing nature of our markets may result in significant uncertainties for any projections or estimates relating to our growth prospects or future condition. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately US$[      ] after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$[                 ] per ADS (the mid-point of the estimated public offering price range shown on the cover page of this Prospectus). A US$1.00 increase (decrease) in the assumed public offering price of US$[      ] per ADS would increase (decrease) the net proceeds to us from this offering by approximately US$[      ] million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, provided, however, that in no case would we decrease the public offering price to less than US$[       ] per ADS.
We plan to use approximately US$[  ] million of the proceeds for improvement and expansion of production facility(ies) for our Graphene Products Business.
We plan to use approximately US$[  ] million of the proceeds for repayment of debts to reduce our financing costs.
The remaining amount of the proceeds of this offering will be applied for working capital and general corporate purposes. Pending use of the net proceeds as discussed above, we intend to hold our net proceeds in short-term, interest-bearing financial instruments or demand deposits.
The foregoing represents our current intentions based upon our present plans to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Relating to Our Ordinary Shares, the ADSs and This Offering.” You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of the ADSs.

DIVIDEND POLICY
We currently have no plans to declare or pay any dividends on our ordinary shares or with respect to the ADSs. We are a holding company reliant on dividends from our subsidiaries, principally, for our cash requirements, including any payment of dividends to our shareholders. Our subsidiaries are subject to the laws and regulations applicable to them and their articles of association in declaring and paying dividends to us. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors — Risks Related to the PRC — PRC laws limit the ability of our subsidiaries to make distributions.” We currently are subject to restrictions on our ability to pay dividends. Were we able to declare dividends, such dividends could only be paid by us out of profit or share premium account, as permitted under Cayman Islands laws, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Dividends cannot be paid out of our share capital. To the extent profits are distributed as dividends, such portion of profits will not be available to be reinvested in our operations. See “Description of Share Capital.” Dividends must be paid in accordance with the procedures and requirements specified in our Articles of Association. When recommending dividends, our directors must act in the general interest of all classes of shareholders, then existing, and must not favor any one class at the expense of another in accordance with Cayman Islands law. The payment and the amount, form and frequency of any future dividends will depend on our results of operations, cash flows, financial condition, statutory, regulatory and contractual restrictions on the payment of dividends by us, our future prospects and other factors that our directors may consider relevant. Our board of directors has discretion as to whether to distribute dividends and may determine new dividend policies, subject to certain requirements of Cayman Islands law. Holders of our ordinary shares will be entitled to receive dividends pro rata according to the amounts paid up or credited as paid up on the ordinary shares. The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

CAPITALIZATION
The following tables set forth our capitalization as of June 30, 2021:
•
on an actual basis; and

•
on an adjusted basis to reflect the sale of [*] ADSs in this offering, at an assumed public offering price of US$ [*] per ADS, the mid-point of the estimated range of the public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of June 30, 2021
	Actual	As Adjusted
	HK$’000
Cash, Cash Equivalents, and Restricted Cash:	$28,863	$
Equity:
Ordinary shares, HK$0.01 par value, 2,000,000,000 shares authorized, 488,251,538 shares issued and outstanding on an actual basis and [ ] ordinary shares outstanding on an as adjusted basis	4,883
Treasury shares	—
Shares subscription receivables	—
Additional paid-in capital	402,785
Statutory reserves	10,706
Accumulated deficit	(297,688)
Accumulated other comprehensive income	38,727
Total equity	159,413
Non-controlling interests	(8,809)
Total capitalization	$150,604	$

DILUTION
If you invest in the ADSs, your ownership interest will be diluted to the extent of the difference between the public offering price per ADS paid by purchasers of the ADSs and the pro forma as adjusted net tangible book value per ADS immediately after the completion of this offering. As of December 31, 2020 we had a net tangible book value of approximately US$[           ], which corresponds to a net tangible book value of US$[           ] per ordinary share or US$[           ] per ADS based upon an ordinary share to ADS ratio of 20 to one. Historical net tangible book value per ordinary share represents amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares outstanding as of December 31, 2020 converted to US dollars, and converted to ADS at a ratio of 20 to one. Tangible assets equal our total assets less goodwill and intangible assets.
After giving effect to the sale of [      ] (ADSs representing an aggregate of [      ] ordinary shares) at an assumed public offering price of US$[      ] per ADS (the mid-point of the estimated public offering price range shown on the cover page of this prospectus) and after deducting underwriting discounts and commissions payable by us in the amount of US$[      ], and estimated offering expenses in the amount of approximately US$[      ] million, our pro forma net tangible book value as of December 31, 2020 would have been approximately US$[      ] million, representing US$[      ] per ordinary share or US$[      ] per ADS. This represents an immediate increase in net tangible book value of US$[      ] per ordinary share to existing shareholders and an immediate decrease in net tangible book value of US$[      ] per ADS to new investors purchasing the ADSs in this offering.
The following table illustrates this dilution to new investors purchasing the ADSs in the offering, assuming either no or full exercise of the underwriters’ option to purchase additional ADSs:
	No exercise		Full exercise
Public offering price per ADS (the mid-point of the estimated public offering price range shown on the cover page of this prospectus)	US$	[ ]	US$	[ ]
Net tangible book value as of December 31, 2020		[ ]		[ ]
Increase in net tangible book value attributable to investors purchasing ADSs in this offering		[ ]		[ ]
Pro forma net tangible book value per ADS after this offering		[ ]		[ ]
Dilution per ADS to new investors	US$	[ ]	US$	[ ]
A US$1.00 increase (decrease) in the assumed public offering price would increase (decrease) our pro forma net tangible book value after this offering by approximately US$[$      ] million and increase the value per ADS to new investors by approximately US[$      ], after deducting the underwriting discount and estimated offering expenses payable by us.
The following table sets forth, on an as adjusted basis as of December 31, 2020, after giving effect to the issuance and sale of the ADSs in this offering at an assumed public offering price of US$[      ] per ADS (the mid-point of the estimated public offering price range shown on the cover page of this prospectus), the differences between the shareholders as of December 31, 2020 and the new investors with respect to the number of ADSs purchased (using an ordinary share to ADS ratio of 20 to one) the total consideration paid and the average price per share paid by existing shareholders and by investors participating in this offering before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:
	Ordinary Shares Purchased		ADS Purchased		Total Cash Consideration		Average Price
	Number	Percent	Number	Percent	Amount	Percent	Per Share	Per ADS
Existing shareholders		%		%	$	%	$
New investors from public offering		%		%	$	%	$
Total		100%		%	$	100%

ENFORCEABILITY OF CIVIL LIABILITIES
We were incorporated in the Cayman Islands in order to enjoy the following benefits:
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political and economic stability;

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an effective judicial system;

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a favorable tax system;

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the absence of exchange control or currency restrictions; and

•
the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:
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The Cayman Islands has a less developed body of securities laws as compared to the US and these securities laws provide significantly less protection to investors; and

•
Cayman Islands companies may not have standing to sue before the federal courts of the US.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the US, between us, our officers, directors and shareholders, be arbitrated.
Currently, all of our operations are conducted outside the US, and substantially all of our assets are located outside the US. All of our officers are nationals or residents of jurisdictions other than the US and a substantial portion of their assets are located outside the US. As a result, it may be difficult for a shareholder or holder of an ADS to effect service of process within the US upon these persons, or to enforce against us or them judgments obtained in US courts, including judgments predicated upon the civil liability provisions of the securities laws of the US or any state in the US.
We have appointed Cogency Global Inc., located at 10 E 40th Street, 10th Floor, New York, NY 10016, as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.
Appleby, our counsel as to Cayman Islands law; Allbright Law Offices, our counsel as to PRC law; and Tso Au Yim & Yeung, Solicitors, our counsel as to Hong Kong law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands, the PRC, and Hong Kong, respectively, would:
•
recognize or enforce judgments of US courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the US or any state in the US; or

•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the US or any state in the US.

Appleby has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the US (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; (e) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the US courts under civil liability provisions of the US federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from US courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Allbright Law Offices, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. The PRC does not have any treaties or other form of reciprocity with the US or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the US or in the Cayman Islands.
The recognition and enforcement of foreign judgments are subject to compliance with the Hong Kong laws. The Hong Kong courts may recognize and enforce judgments from courts in other jurisdictions in accordance with the Hong Kong laws based either to the ordinances of Hong Kong and the common law principles. Currently, except for the arrangement with mainland China, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding recognition and enforcement of foreign judgments nor Hong Kong is a party to any international treaties/conventions relevant to the enforcement of foreign judgments, including the US or the Cayman Islands. The consequence is that foreign judgments obtained in the US or the Cayman Islands can only be enforced in Hong Kong under common law, which entails issuing fresh proceedings in Hong Kong based on the judgment.

Corporate History and Structure
We were founded in 1981 as a landscape architecture and design firm. In 2013, we were incorporated in the Cayman Islands. In 2014, we listed our shares on the Hong Kong Exchanges and Clearing Ltd. (“HKEx”), and we acquired our Catering Business in 2017.
In August 2019, we acquired our Graphene Products Business, including senior executives that, at that time, had almost 10 years of experience in the development and manufacture of graphene products.
Certain milestones in our development include:
•
Earthasia Limited (“Earthasia HK”) was incorporated in February 1981. Earthasia HK was among the first landscape architecture firms in Hong Kong eligible to bid for projects to provide landscape architecture services to the Hong Kong Government.

•
Mr. Patrick Lau joined Earthasia HK in 1986 and became a shareholder in 1987.

•
Mr. Andross Chan joined Earthasia HK in 1991 and became a shareholder in 1992.

•
In 2005, Earthasia (Shanghai) Co. Limited commenced operation in the PRC, and from 2006 onwards, we established branch offices and subsidiaries in various PRC cities such as Shanghai, Beijing, Guangzhou and Wuhan to increase our business.

•
Earthasia HK was acquired by our Company in August 2012.

•
Graphex Group Limited (formerly named Earthasia International Holdings Limited) (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on November 25, 2013 in preparation for our listing on the HKEx. On June 6, 2014, our ordinary shares began trading under stock code 6128:HK on the HKEx.

•
On August 7, 2019, we expanded into the graphene products industry with the acquisition of the business and goodwill of Think High Global Limited (“Think High”) from Tycoon Partner Holdings Limited (the “Vendor”). Think High’s principal businesses included the development, production, and sales of graphene products. Think High operated research and development, and production facilities in Jixi, Heilongjiang, PRC which has been engaged in sales of graphene and carbon-related products since 2013. The Graphene Products Business was acquired for a total of approximately HK$692  million, with consideration paid in a combination of approximately HK$210 million in cash, approximately HK$134 million in shares (48 million shares at a price of HK$2.79 per share), and approximately HK$348 million in a promissory note.

•
Think High is an investment holding company established in 2017 in the British Virgin Islands (“BVI”) holding 100% of the issued equity interest in Allied Apex Limited (“Allied Apex”) and having no other business operations. Allied Apex is an investment holding company established in Hong Kong with limited liability on March 31, 2017. As of the date hereof, Allied Apex’s sole business is its 100% equity interest in Shanghai Tanao New Material Technology Company Limited (“Shanghai Tanao”). Shanghai Tanao is a wholly foreign owned enterprise and was established in the PRC on October 24, 2017. As of the date hereof, Shanghai Tanao’s sole business operation is its 100% equity interest in Heilongjiang Mudanjiang Nongken Tanao Graphene Deep Processing Company Limited (“Jixi Company”).

•
Jixi Company is a company established in the PRC with limited liability on January 11, 2018. Pursuant to a reorganization agreement, it acquired from the Vendor all of the business and goodwill of the Graphene Products Business originally owned by shareholders of the Vendor for processing graphite and graphene related products, including all personnel, patent rights and existing but unfinished commercial contracts. The Vendor is an investment holding company incorporated in the BVI with limited liability, which ultimately owned 100% equity interest in Allied Apex.

•
In August 2020, because of the impact of the COVID-19 pandemic, we ceased our catering operations in Italy.

•
In October 2020 we listed the ADSs for trading on the OTCOX Best Market.

•
In May 2021 we completed the rebranding of our businesses to better identify us with our Graphene Products Business, which included changing our name to Graphex Group Limited and our symbol for trading on the OTCQX Best Market to GRFXY.

•
In August 2021, because of the impact of the COVID-19 pandemic, we ceased our catering operation in Chengdu, PRC.

The following diagrams illustrate our current corporate structure as of the date of this prospectus. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.
Diagram 1: Holding companies of various segments.

Graphex Group Limited
(6128.HK)
(a Cayman Islands company)
100%
100%
100%
Carbonaphene Holdings Limited
(a BVI company)
Earthasia Holdings Limited
(a BVI company)
Happy Growth Group Limited
(a BVI company)
(Catering)
98.04%
(Graphene Products)
Earthasia (International) Limited
(a Hong Kong company)
100%
Earthasia (Shanghai) Company Limited
(a PRC company)
(Landscape Architecture and Design)

Diagram 2: Corporate structure of Graphene Products Business.

Diagram 3: Corporate structure of Landscape Architecture and Design Business.

Earthasia (Shanghai) Company Limited
(a PRC company)
100%
Earthasia Limited
(a Hong Kong company)
100%
Earthasia Design (Shanghai) Company Limited
(a PRC company)
100%
Earthasia (Xiamen) Company Limited
(a PRC company)
100%
Earthasia (Qingdao) Company Limited
(a PRC company)
100%
Earthasia (Qianhai) Limited
(a PRC company)
20%
Shanghai Teddy Friends Investment Management Limited
(a PRC company)
51%
Earthasia Design (Chang Chun) Company Limited
(a PRC company)
7.41%
Shenzhen Qianhai Lenbang Internet Financial Services Limited
(a PRC company)

Diagram 4: Corporate Structure of Catering Business

Carbonaphene Holdings Limited
(a BVI company)
51%
100%
Thai Gallery (HK) Limited
(a Hong Kong company)
Yummy Food Holdings Limited
(a Hong Kong company)
100%
100%
100%
Thai Joy F&B Management (Shanghai) Company Limited
(a PRC company)
Thai Gallery SRL
(an Italy company)
Shanghai Jingzhu Cultural Development Company Limited
(a PRC Company)
100%
100%
51%
Chengdu Thai Gallery Catering Company Limited
(a PRC company)
Chengdu Taihaowei Catering Company Limited
(a PRC company)
Suzhou Industrial Park Wenlvge Hotel Management Company Limited
(a PRC company)

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
The following selected consolidated statements of operations and comprehensive loss data and selected consolidated statements of cash flows data for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2019 and 2020, and the selected consolidated balance sheets data as of June 30, 2021 and 2020 December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting policies generally accepted in the United States (“US GAAP”). Our historical results are not necessarily indicative of results expected for future periods. You should read this “Selected Consolidated Financial Data and Operating Data” section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The following table presents our selected consolidated statements of operations and comprehensive loss data for the six months ended June 30, 2021 and 2021.
	For the six months ended June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$155,173	$182,622	$23,413
Cost of revenues	(90,264)	(111,761)	(14,329)
Gross profit	64,909	70,861	9,084
Selling and marketing expenses	(8,017)	(6,236)	(799)
General and administrative expenses	(73,034)	(90,501)	(11,603)
Research and development expenses	(4,138)	(12,937)	(1,659)
Provision for doubtful accounts	(6,394)	(10,009)	(1,283)
Impairment losses	(20,652)	(4,377)	(561)
Loss from operations	(47,326)	(53,199)	(6,821)
Total other expense, net	(19,427)	(26,171)	(3,355)
Loss before tax	(66,753)	(79,370)	(10,176)
Income tax benefit	6,206	4,542	582
Net Loss	(60,547)	(74,828)	(9,594)
Loss attributable to non-controlling interests	(8,958)	(2,416)	(310)
Net loss attributable to Graphex Group Limited	$(51,589)	$(72,412)	$(9,284)
Loss per share – basic and diluted	$(0.109)	$(0.150)	$(0.019)
The following table represents our selected consolidated statements of cash flows for six months June 30, 2020 and 2021:

	For the six months ended June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Selected Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$14,792	$(18,931)	$(2,428)
Net cash used in investing activities	(8,135)	(2,014)	(258)
Net cash (used in) provided by financing activities	(22,764)	5,178	664
Effect of exchange rate on cash	(4,167)	706	92
Net (decrease) increase in cash	(20,274)	(15,061)	(1,930)
Cash and cash equivalents and restricted cash at beginning of period	53,882	43,924	5,631
Cash and cash equivalents and restricted cash at end of period	$33,608	$28,863	$3,701
The following table presents our selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2019 and 2020.
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$313,941	$388,852	$49,853
Cost of revenues	(167,582)	(231,834)	(29,722)
Gross profit	146,359	157,018	20,131
Selling and marketing expenses	(27,433)	(13,823)	(1,772)
General and administrative expenses	(127,092)	(145,768)	(18,688)
Research and development expenses	(16,567)	(16,942)	(2,172)
Provision for doubtful accounts	(6,617)	(22,975)	(2,946)
Impairment losses	(15,101)	(25,284)	(3,241)
Loss from operations	(46,451)	(67,774)	(8,688)
Total other expense, net	(22,741)	(40,628)	(5,209)
Loss before tax	(69,192)	(108,402)	(13,897)
Income tax benefit / (expense)	(1,150)	7,781	998
Net Loss	(70,342)	(100,621)	(12,899)
Loss attributable to non-controlling interests	(8,322)	(4,296)	(551)
Net loss attributable to Graphex Group Limited	$(62,020)	$(96,325)	$(12,348)
Loss per share – basic and diluted	$(0.14)	$(0.20)	$(0.03)
The following table presents our selected consolidated balance sheets data as of December 31, 2019, 2020 and June 30, 2021.

	As of December 31,			As of June 30,
	2019	2020	2020	2021	2021
	HK$’000	HK$’000	US$’000	HK$’000	US$’000
				(Unaudited)	(Unaudited)
Selected Consolidated Balance Sheets Data:
Cash, cash equivalents and restricted cash	$53,882	$43,925	$5,631	$28,863	$3,701
Total Current assets	282,804	262,506	33,654	276,259	35,418
Total non-current assets	773,856	741,342	95,044	721,005	92,436
Total assets	$1,149,110	$1,096,355	$140,558	1,077,963	$138,200
Total current liabilities	253,546	317,488	40,704	290,915	37,295
Total liabilities . . . . . . . . . . . . . . . . . . . . . .	$930,932	$936,257	$120,034	$927,359	$118,890
Total shareholders’ equity . . . . . . . . . . . . . .	$218,178	$160,098	$20,524	$150,604	$19,310
The following table represents our selected consolidated statements of cash flows for years ended December 31, 2019 and 2020:
	For the years ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	$(30,448)	$6,140	$787
Net cash used in investing activities	(92,127)	(6,001)	(770)
Net cash provided by (used in) financing activities	90,970	(9,922)	(1,272)
Effect of exchange rate on cash	(500)	(174)	(22)
Net decrease in cash	(32,105)	(9,957)	(1,277)
Cash and cash equivalents and restricted cash at beginning of year	85,987	53,882	6,908
Cash and cash equivalents and restricted cash at end of year	$53,882	$43,925	$5,631

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following management discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.
Overview
We are principally engaged in two businesses:
(1)   Our Graphene Products Business:   the manufacture of natural spherical graphite and specialized graphite products that are used primarily in Li-ion batteries typically for electric vehicles and battery storage solutions for clean energy. More than 55% of our 2020 revenues were from sales of graphene products. We believe the growth of our Graphene Products Business will continue to be our primary source of revenue.
(2)    Our Other Businesses:   landscape architecture and design services, which services are primarily provided in the PRC and Hong Kong. We also own and manage a Catering Business, currently at one location in the PRC. Our Landscape Architecture and Design Business accounted for approximately 38% of our 2020 revenues, and our Catering Business, which has been largely suspended due to the COVID-19 pandemic and other factors, contributed approximately 6% of our 2020 revenues.
Our revenue is predominantly from the PRC and Hong Kong.
The following summarizes our revenues by type of goods or services for the six months ended June 30, 2020 and 2021:
	For the six months ended June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Type of goods or services
– Graphene Products	84,507	107,297	13,756
– Landscape Architecture and Design	64,605	69,910	8,963
– Catering	6,061	5,415	694
Total Revenue	155,173	182,622	23,413
The following summarizes our revenues by type of goods or services for each of the years ended December 31, 2019 and 2020:
	For the years ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Type of goods or services
– Graphene Products	123,474	215,462	27,624
– Landscape Architecture and Design	154,114	149,160	19,123
– Catering	36,353	24,230	3,106
Total Revenue	313,941	388,852	49,853

The following summarizes our revenues by geographic market for the six months ended June 30, 2020 and 2021:
	For the six months ended June 30
	2020	2021	2021
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Mainland China	140,530	169,785	21,767
Hong Kong	12,477	12,406	1,591
Others	2,166	431	55
	155,173	182,622	23,413
The following summarizes our revenues by geographic market for each of the years ended December 31, 2019 and 2020:
	For the years ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Geographic market
– PRC	278,928	360,346	46,199
– Hong Kong	20,112	23,984	3,075
– Others	14,901	4,522	579
Total Revenue	313,941	388,852	49,853
Our Graphene Products Business
We are a leading manufacturer of natural spherical graphite and specialized graphite products that are used primarily in Li-ion batteries typically for electric vehicles and energy storage solutions. Graphene is a one atom thick layer of graphite, a commonly found mineral. Graphene is the thinnest and hardest known material with superior electronic and thermal conductivity and light transmission properties that enable a broad range of applications. Lithium ions are intercalated between individual graphene layers of spherical graphite to form a compound called lithium hexacarbide that stores electric charges.
Our graphene products operations are based in the PRC and are strategically located near the largest accessible supply source of high-quality natural graphite in the world. We operate research and development and sales of graphene and carbon-related products in Jixi City, Heilongjiang Province through our wholly owned subsidiaries.
We acquired our Graphene Products Business on August 7, 2019.
Major products, production process and procurement
Our primary graphene products are:
•
Spherical graphite of D50=10-15µm (“SG”), which is an essential material for the production of anodes for Li-ion batteries used in electric vehicles (“EV”) and grid energy storage.

•
High-purity graphite (“HPG”), which contains over 99.95% carbon with less than 0.2% moisture. HPG has superior electric and thermal conductivity, resistance to corrosion, and chemical stability. HPG is used in refractory materials and advanced coatings, among other products.

•
Micronized graphite (“MG”), which is a by-product of our production process, with outstanding oxidation resistance under high temperature, lubricative, formability, electric and thermal conductivity, and adhesive properties and has several applications including corrosion-resistant coating, lubricants, and other new composite materials.

We purchase raw materials (mainly graphite flakes) primarily from suppliers in Heilongjiang Province, which are mainly mining and natural graphite trading companies.
Research and development
Our Research and Development Department conducts research and development projects into spherical graphite for production of low temperature anode material for Li-ion batteries to operate at extremely low temperature; ultra-fine spherical graphite of 3-5 microns in diameter for higher energy storage in limited space, and other areas, as needed. We have 23 patents relating to graphene products production. During 2020, we spent approximately HK$12.4 million on research and development.
Market and Customers
Our Graphene Products Business currently supplies approximately 30 customers, all of whom are in the PRC, including wholesalers, traders, Li-ion battery manufacturers, and others that are active in the clean energy industry. The primary customers for our graphene products include manufacturers of automotive batteries, conductive agents, refractory materials for the steel industry, and heat sink materials for precision electronics. At present, most of our products are used as battery anode materials for electric and hybrid vehicles. We expect our products to be incorporated into other industries and applications as graphene technology continues to evolve.
The PRC currently produces over 70% of the world’s graphite used in Li-ion batteries principally from mines located in Heilongjiang Province, in particular the Jixi area, where our plant is located.
We expect to benefit from favorable market conditions and trends, our intellectual property rights in key technical areas, and our relationships with a diverse customer network.
Profit Guarantees in Relation to the Acquisitions
(a) Acquisition of Our Graphene Products Business — Think High Global Limited
On August 7, 2019, we completed the acquisition of 100% of the issued share capital of Think High Global Limited from Tycoon Partner Holding Limited, an independent third party, for HK$692,000,000 (approximately US$88,718,000) paid for with a combination of cash, our ordinary shares, and a note. Pursuant to the acquisition agreement and supplemental agreements thereto, Tycoon Partner Holdings guaranteed us that the audited consolidated profits after tax of Think High Global Limited and its subsidiaries for the periods ending as follows shall be no less than:
Guaranteed period	Guaranteed profit	Guaranteed profit
	HK$	US$
For the period from August 7, 2019 to December 31, 2019	14,095,000	1,807,051
For the year ended December 31, 2020	35,000,000	4,487,179
For the year ended December 31, 2021	35,000,000	4,487,179
For the period from January 1, 2022 to August 6, 2022	20,905,000	2,680,128
The consolidated net profits after tax of Think High Global Limited and its subsidiaries for the period from August 7, 2019, to December 31, 2019, and the year ended December 31, 2020, was approximately HK$20,838,000 (approximately US$2,672,000) and HK$35,416,000 (approximately US$4,540,000), respectively, which fulfilled the profit guarantee to us. We believe profits of Think High Global Limited and its subsidiaries for the year ending December 31, 2021 and the period from January 1, 2022 to August 6, 2022 will meet the minimum profit threshold.
Our Other Businesses
Our Other Businesses segment includes our Landscape Architecture and Design Business and, to a lesser degree, our Catering Business. Our Other Businesses segment accounted for approximately 45% of our 2020 revenues. Our Catering Business, a component of our Other Businesses segment which has been largely suspended due to the COVID-19 pandemic and other factors, contributed approximately 6% of our 2020 revenues.
Our Landscape Architecture and Design Business
Our Landscape Architecture and Design Business has maintained its market position as one of the government-approved service providers in the sector in Hong Kong and as the holder of two Category A Qualification Landscape Design Certificates in PRC. We offer a wide range of landscape architecture, master planning and urban design services to clients including governments, public bodies, private property developers, state-owned property developers, town planning companies, architecture companies and engineering companies in the PRC and Hong Kong. Our focus in this segment is on four major types of projects that include the integration of clean energy storage and use: (i) residential development projects; (ii) infrastructure and public open space projects; (iii) commercial and mixed-use development projects; and (iv) tourism and hotel projects.
Our new contracts during 2018 to 2020 were as follows:
Year ended December 31,	No. of new contracts	Contract sum
		(HK$ million)
2020	140	226.0
2019	174	195.8
2018	257	263.5
The number of our new contracts in the Landscape Architecture and Design Business increased in 2020, primarily because of our establishment of a new subsidiary in Qingdao, which gave us better access to clients in northern China. New contracts increased to approximately HK$226.0 million for the year ended December 31, 2020, representing an increase of approximately HK$30.2 million, or 15.4%, as compared with that of approximately HK$195.8 million for the year ended December 31, 2019.
For the year ended December 31, 2020, the Landscape Architecture and Design Business contributed revenue of approximately HK$149.2 million, representing 38.4% of total revenues, as compared with revenue of approximately HK$154.1 million, representing 49.1% of total revenue, for the year ended December 31, 2019. The decrease in segment gross margin was due to increases in cost of sales relating to achieving contract targeted delivery dates being delayed by the COVID-19 pandemic.
Our Catering Business
Our Catering Business is currently a single operation in the PRC. In the past, Thai Gallery (HK) Limited and its subsidiaries (the “Thai Gallery Group”) mainly managed and operated restaurants serving Thai cuisine in the PRC and Italy. In 2019 we ceased most of our operations in the PRC, and in 2020 we ceased our catering operations in Italy. In August 2021, we ceased our catering operation in Chengdu, PRC.
The revenue of our Catering Business decreased to approximately HK$24.2 million for the year ended December 31, 2020, representing a decrease of approximately 33.5%, as compared with revenue of approximately HK$36.4 million for the year ended December 31, 2019. The decrease in revenue from the catering segment was mainly due to the cessation of operations in Italy and the impacts of the COVID-19 pandemic. We do not expect that our Catering Business will achieve profitability and are assessing strategic alternatives regarding this business segment.
Profit Guarantees in Relation to the Catering Business Acquisitions
Acquisition of Thai Gallery (HK) Limited
On September 30, 2017, we completed the acquisition of 51% of the issued share capital of Thai Gallery (HK) Limited from independent third-party vendors for RMB19,380,000. Pursuant to the acquisition agreement and supplemental agreements thereto, these vendors jointly and severally guaranteed to us that the total audited net operating profit after tax of two operating subsidiaries of Thai Gallery (HK) Limited, for each of the three financial years ending December 31, 2019, 2020, and 2021 shall be not less than RMB6,000,000, RMB7,000,000 and RMB8,000,000, respectively.
The consolidated net operating profit after tax of the relevant operating subsidiaries for the year ended December 31, 2019 was approximately RMB6,000,000 and fulfilled the profit guarantee of RMB6,000,000.
The consolidated net operating profit after tax of the relevant operating subsidiaries for the year ended December 31, 2020 was approximately RMB7,000,000 and fulfilled the profit guarantee of RMB7,000,000.
Acquisition of Suzhou Industrial Park Wenlvge Hotel Management Company Limited
On December 1, 2017, we completed the acquisition of 51% of the equity interest of Suzhou Industrial Park Wenlvge Hotel Management Company Limited (“Wenlvge”) from independent third-party vendors for RMB10,200,000. Pursuant to the acquisition agreement, the aforesaid vendors jointly and severally guaranteed to us that the total audited net profit after tax of Wenlvge for each of the three financial years ending December 31, 2018, 2019 and 2020 shall not be less than RMB2,570,000.
Wenlvge failed to meet the profit guarantee of RMB2,570,000 in 2019 and the vendors were therefore obligated to pay compensation of approximately RMB26.3 million to us. We did not receive any compensation from the vendors despite repeated requests. Having sought legal advice, we filed a claim of approximately RMB26.3 million against the vendors for the compensation at the Shanghai International Arbitration Center in May 2019. The arbitration hearing was conducted in September 2019. We received the final results from the arbitrator in May 2020, and a judgement was granted in our favor for RMB21,055,378 plus legal and court expenses. As of April 2019, Wenlvge ceased its operations.
Despite the favorable arbitration results, we have not been able to collect the payment from the vendors because we were informed by the court that the vendors did not possess any personal properties. In August 2020, we filed for complaints against certain vendors who we believe had deliberately transferred assets in order to avoid their payment obligations. In January 2021, the court accepted the case and it is under review.
As of December 31, 2020, we had not received the final results from the court. In view of the significant uncertainty in the recoverability of the claim against the vendors, no recognition of the claim receivable has been made in our consolidated financial statements.
Segment Results
The following table summarizes segment results.
	For the six months ended June 30
	2020	2020	2021	2021
	HK$ Million	US$ Million	HK$ Million	US$ Million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Graphene Products	84.5	10.8	107.3	13.8
Landscape Architecture and Design	64.6	8.3	69.9	8.9
Catering	6	0.8	5.4	0.7
	155.1	19.9	182.6	23.4
Adjusted EBITDA
Graphene Products	19.1	2.4	24.0	3.1
Landscape Architecture and Design	10.6	1.4	6.7	0.9
Catering	2.3	0.3	1.1	0.1
	32.0	4.1	31.8	4.1

	For the years ended December 31,
	2019		2020
	HK$ Million	US$ Million	HK$ Million	US$ Million
Revenue
Graphene Products	123.5	15.8	215.5	27.7
Landscape Architecture and Design	154.1	19.8	149.2	19.1
Catering	36.4	4.7	24.2	3.1
	314.0	40.3	388.9	49.9
Adjusted EBITDA
Graphene Products	28.4	3.6	49.7	6.4
Landscape Architecture and Design	22.1	2.8	20.6	2.6
Catering	3.9	0.5	15.1	1.9
	54.4	6.9	85.4	10.9
	Graphene Products 06/2021	Landscape Architecture and Design 06/2021	Catering 06/2021	Corporate 06/2021	Total 06/2021	Total 06/2021
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	US$ Million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(4.3)	(8.6)	(4.7)	(57.2)	(74.8)	(9.6)
Income tax benefit	(3.5)	(1.3)	0.3	—	(4.5)	(0.6)
Depreciation and amortisation	29.3	6.0	0.9	0.7	36.9	4.7
Finance costs	2.5	0.5	0.1	30.9	34.0	4.3
EBITDA	24.0	(3.4)	(3.4)	(25.6)	(8.4)	(1.1)
Impairment losses	—	4.0	4.4	—	8.4	1.1
Provision for doubtful accounts	—	6.0	—	—	6.0	0.8
Loss on disposal of items of property and equipment	—	0.1	—	—	0.1	—
Adjusted EBITDA	24.0	6.7	1.0	(25.6)	6.1	0.8
	Graphene Products 06/2020	Landscape Architecture and Design 06/2020	Catering 06/2020	Corporate 06/2020	Total 06/2020	Total 06/2020
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	US$ Million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(8.2)	0.5	(21.1)	(31.7)	(60.5)	(7.8)
Income tax benefit	(1.4)	(0.1)	(4.3)	—	(5.8)	(0.7)
Depreciation and amortisation	26.3	6.1	4.0	—	36.4	4.7
Finance costs	2.4	0.2	0.3	22.1	25.0	3.2
EBITDA	19.1	6.7	(21.1)	(9.6)	(4.9)	(0.6)
Impairment losses	—	—	20.7	—	20.7	2.7
Provision for doubtful accounts	—	3.8	2.6	—	6.4	0.8
Fair value change – call options	—			1.2	1.2	0.2
Investment loss in unconsolidated affiliates	—	—	0.1	—	0.1	—
Adjusted EBITDA	19.1	10.5	2.3	(8.4)	23.5	3.1

	Graphene Products 2020	Landscape Architecture and Design 2020	Catering 2020	Corporate 2020	Total 2020	Total 2020
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	US$ Million
Net loss	(8.6)	(12.9)	(13.4)	(65.7)	(100.6)	(12.9)
Income tax benefit	(2.5)	(1.7)	(3.6)	—	(7.8)	(1.0)
Depreciation and amortization	55.9	12.3	5.3	—	73.5	9.4
Finance expenses	5.0	0.6	0.4	45.5	51.6	6.6
EBITDA	49.7	(1.7)	(11.2)	(20.2)	16.6	2.1
Impairment losses	—	—	25.3	—	25.3	3.2
Provision for doubtful accounts	—	23.0	(0.0)	—	23.0	2.9
Fair value change of equity investment	—	—	—	(0.3)	(0.3)	(0.0)
Fair value change – call options	—	—	1.2	—	1.2	0.2
Investment loss in unconsolidated affiliates	—	—	—	0.5	0.5	0.1
Loss on disposal of items of property and equipment	—	(0.7)	(0.2)	—	(0.9)	(0.1)
Adjusted EBITDA	49.7	20.6	15.1	(20.0)	65.4	8.4
	Graphene Products 2019	Landscape Architecture and Design 2019	Catering 2019	Corporate 2019	Total 2019	Total 2019
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	US$ Million
Net loss	3.0	1.3	(24.9)	(49.7)	(70.3)	(9.0)
Income tax expense	(0.3)	0.9	0.5	—	1.2	0.1
Depreciation and amortization	23.5	13.8	8.1	—	45.4	5.8
Finance expenses	2.2	0.4	0.7	24.0	27.4	3.5
EBITDA	28.4	16.5	(15.6)	(25.7)	3.6	0.5
Impairment losses	—	—	15.1	—	15.1	1.9
Provision for doubtful accounts	—	5.6	1.0	—	6.6	0.8
Provision for inventory obsolescence	—	—	0.4	—	0.4	0.1
Fair value change of equity investment	—	—	—	2.0	2.0	0.3
Fair value change – call options	—	—	2.9	—	2.9	0.4
Investment loss in unconsolidated affiliates	—	—	—	1.1	1.1	0.1
Loss on disposal of items of property and equipment	—	—	0.1	—	0.1	0.0
Adjusted EBITDA	28.4	22.1	3.9	(22.7)	31.8	4.1
Adjusted EBITDA is defined as earnings before finance expenses, income tax, depreciation and amortization, and excludes fair value change of equity investment and call options, impairment losses, provision for doubtful accounts, investment loss in unconsolidated affiliates and corporate expenses.

Key Factors Affecting Our Results
We believe the key factors affecting our financial condition and results of operations include the followings:
•
Our Relationship with Customers.

•
Cost of Revenues.

•
Environmental and Occupational Safety and Health Protection Requirements in the PRC.

•
Research and Development.

•
Competition.

Key Performance Indicators
Our management regularly reviews a number of key performance indicators, or KPI, to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. Our management assesses the performance of different segments by reviewing revenue and adjusted EBITDA. In addition, we monitor key metrics with respect to working capital to ensure our ability to continue as a going concern. We also work to maintain an optimal capital structure and reduce the cost of capital, while maximizing the return to shareholders through improving the debt and equity balance.
The main metrics were consider are set forth in the table below for the years ended December 31, 2019 and 2020.
	For the six months ended June 30,
	2020	2021	$	%
	HK$’000	HK$’000	HK$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	155,173	182,622	27,449	17.69
– Graphene Products	84,507	107,297	22,790	26.97
– Landscape Architecture and Design	64,605	69,910	5,305	8.21
– Catering	6,061	5,415	(646)	-10.66
Adjusted EBITDA	32,052	31,670	(382)	-1.19
– Graphene Products	19,149	23,951	4,802	25.08
– Landscape Architecture and Design	10,556	6,654	(3,902)	-36.96
– Catering	2,347	1,065	(1,282)	-54.62
Current ratio	1.24x	0.95x	(0.29)x	-23.39
Gearing ratio	363.1%	398.6%	35.5%	9.78
Cash and cash equivalents	33,608	28,863	(4,745)	-14.11
Corporate bonds (current and non-current)	216,772	200,707	(16,065)	-7.41
Promissory notes	289,413	306,879	17,466	6.03
For the six months ended 2021, there was a drop of the adjusted EBITDA of our Landscape Architecture and Design and Catering Business. In 2021, as we ceased certain Catering Business operations, revenue from that segment dropped by approximately 10.7% and additional cost incurred for Landscape Architecture and Design Business.
Financing activities impacted the current ratio of the Company as of June 30, 2021, which was approximately 0.95 times, down from approximately 1.24 times as of June 30, 2020. The decrease was mainly due to a reduction of cash and bank balances whilst the 2-year term corporate bonds became mature and lease liabilities and other payables and accruals increased.
As of June 30, 2021, the Company had cash and cash equivalents of approximately HK$28.9 million, down from approximately HK$33.6 million as of June 30, 2020. The cash and bank balances were mainly held in HKD and RMB.

As of June 30, 2021, the Company’s gearing ratio was approximately 398.6%, compared to approximately 363.1% as of June 30, 2020 (represented by total interest-bearing other borrowings and promissory notes at the end of the period divided by total equity at the end of the respective period multiplied by 100%).
As of June 30, 2020, the Company had outstanding corporate bonds of approximately HK$216.8 million. As of June 30, 2021, the Company had outstanding corporate bonds of approximately HK$200.7 million. During 2021, the Company issued promissory notes of approximately HK$8 million.
The main metrics were consider are set forth in the table below for the years ended December 31, 2019 and 2020.
	For the years ended December 31,		Changes
	2019	2020	$	%
	HK$’000	HK$’000	HK$’000
Revenues	313,941	388,852	74,911	23.86
– Graphene Products	123,474	215,461	91,987	74.50
– Landscape Architecture and Design	154,114	149,161	(4,953)	-3.21
– Catering	36,353	24,230	(12,123)	-33.35
Adjusted EBITDA	54,458	85,355	30,897	56.74
– Graphene Products	28,407	49,739	21,332	75.09
– Landscape Architecture and Design	22,123	20,578	(738)	-3.46
– Catering	3,928	15,037	10,302	217.57
Current ratio	1.12x	0.83x	(0.29)x	-25.89
Gearing ratio	233.8%	324.4%	90.6%	38.75
Cash and cash equivalents and restricted cash	53,882	43,925	(9,957)	-18.48
Corporate bonds (current and non-current)	195,922	225,753	29,831	15.22
Promissory notes	281,307	298,089	16,782	5.97
The management reviews KPI, including revenue and adjusted EBITDA, of our business segments to gauge their performance. The KPI help management quickly identify possible performance issues and provide a starting point for further analysis with respect to the causes of such results. In 2019, we determined that a decline of the adjusted EBITDA of our Catering Business was an issue and further evaluated the underlying problem and causes. Management then decided to cease certain Catering Business operations to prevent further damage to our financial performance. In 2020, as we ceased other Catering Business operations, revenue from that segment dropped by approximately 33.4%. Also, to cope with the maturity of our 2-year term corporate bonds and operational and potential development needs, we issued additional corporate bonds and promissory notes.
Financing activities impacted the current ratio of our Company as of December 31, 2020, which was approximately 0.83 times, down from approximately 1.12 times as of December 31, 2019. The decrease was mainly due to a reduction of cash and bank balances whilst the 2-year term corporate bonds matured and lease liabilities and other payables and accruals increased.
As of December 31, 2020, we had cash and cash equivalents of approximately HK$43.9 million, down from approximately HK$53.9 million as of December 31, 2019. The cash and bank balances were mainly held in HKD and RMB.
As of December 31, 2020, our gearing ratio was approximately 324.4%, compared to approximately 233.8% as of December 31, 2019 (represented by total interest-bearing other borrowings and promissory notes at the end of the period divided by total equity at the end of the respective period multiplied by 100%).
As of December 31, 2019, we had outstanding corporate bonds of approximately HK$195.9 million. During 2019, we issued promissory notes of approximately HK$281.3 million. As of December 31, 2020, we had outstanding corporate bonds of approximately HK$225.8 million. During 2020, we issued promissory notes of approximately HK$298.1 million.

Results of Operations
The following table summarizes our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.
	For the six months ended June 30,
	2020	2021	Change
	HK$’000	HK$’000	HK$’000%
	(Unaudited)	(Unaudited)
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	155,173	182,622	27,449	18%
Cost of goods sold	(90,264)	(111,761)	21,497	24%
Gross profit	64,909	70,861	5,952	9%
Selling and marketing expenses	(8,017)	(6,236)	(1,781)	-22%
General and administrative expenses	(73,034)	(90,501)	17,467	24%
Research and development expenses	(4,138)	(12,937)	8,799	213%
Provision for doubtful accounts	(6,394)	(10,009)	3,615	57%
Impairment losses	(20,652)	(4,377)	(16,275)	-79%
Loss from operations	(47,326)	(53,199)	5,873	12%
Total other expense, net	(19,427)	(26,171)	6,744	35%
Loss before tax	(66,753)	(79,370)	12,617	19%
Income tax benefit	6,206	4,542	(1,664)	-27%
Net Loss	(60,547)	(74,828)	14,281	24%
Loss attributable to non-controlling interests	(8,958)	(2,416)	(6,542)	-73%
Net loss	$(51,589)	$(72,412)	$20,823	40%
Loss per share – basic and diluted	$(0.109)	$(0.150)	$0.04	37%
Revenues
Revenue for the six months ended June 30, 2021 was approximately HK$182.6 million compared to approximately HK$155.2 million for the six months ended June 30, 2020. The increase of HK$27.4 million or 18% was mainly due to an increase in revenue from our Graphene Products Business of about HK$22.8 million and from our Landscape Architecture and Design Business HK$5.3 million, offset by the slightly decrease in revenue of our Catering Business which declined about HK$0.646 million.
	For the six months ended June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Type of goods or services
– Graphene Products	84,507	107,297	13,756
– Landscape Architecture and Design	64,605	69,910	8,963
– Catering	6,061	5,415	694
Total Revenue	155,173	182,622	23,413

Graphene Products Business
Revenue from our Graphene Products Business for the six months ended June 30, 2021 was approximately HK$107.3 million compared to approximately HK$84.5 million for the six months ended June 30, 2020. The increase of HK$22.8 million or 27.0 % was primarily due to increase its production capacity our Graphene Products Business in 2021 compared to the same period in 2020.
Landscape Architecture and Design Business
Revenue from our Landscape Architecture and Design Business for the six months ended June 30, 2021 was approximately HK$69.9 million compared to approximately HK$64.6 million for the six months ended June 30, 2020. The increase of HK$5.3 million or 8.2% was primarily due to the fact that the progress of landscape architecture projects, as well as billings, were speed up in the first half of 2021, picking up from what have been slowed down by COVID-19 pandemic in 2020.
Catering Business
Revenue from our Catering Business for the six months ended June 30, 2021 was approximately HK$5.4 million compared to approximately HK$6.1 million for the six months ended June 30, 2020. The decrease of HK$0.7 million or 11.5% The decrease in revenue from the catering segment was primarily due to cease and/or downscale of operation of restaurants in China due to the continuous deterioration in market environment since the outbreak of the COVID-19 pandemic.
The COVID-19 pandemic has had significant impact across our catering business since 2020. As a result, we ceased operations of our restaurant in Chengdu, China in August 2021. We currently only provide management services to one restaurant in Shanghai. We do not intend to further expand the catering business.
Cost of revenues
Cost of revenues for the six months ended June 30, 2021 was approximately HK$111.8 million compared to approximately HK$90.3 million for the six months ended June 30, 2020. The increase of HK$21.5 million or 23.8% was mainly due to an increase in cost of goods from our Graphene Products and Landscape Architecture and Design Businesses of about HK$12.1 million and HK$10.4 million, respectively and offset by a decrease in cost of goods from our Catering Business which declined about HK$0.95 million.
	For the six months ended June 30,
	2020	2021	2020
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
– Graphene Products	62,019	74,088	9,499
– Landscape Architecture and Design	26,001	36,382	4,664
– Catering	2,244	1,291	166
Total Cost of revenues	90,264	111,761	14,329
Graphene Products Business
Cost of revenues from our Graphene Products Business for the six months ended June 30, 2021 was approximately HK$74.1 million compared to approximately HK$62.0 million for the six months ended June 30, 2020. The increase of HK$12.1 million or 19.5% was primarily due to increase its production capacity our Graphene Products Business in 2021 compared to the same period in 2020. The increase in cost of sales was in line with the increase revenue derived.
Landscape Architecture and Design Business
Cost of revenues from our Landscape Architecture and Design Business for the six months ended June 30, 2021 was approximately HK$36.4 million compared to approximately HK$26.0 million for the six months ended June 30, 2020. The increase of HK$10.4 million or 40.0% was primarily due to additional cost from the impacts of the COVID-19 pandemic.
Catering Business
Cost of revenues from our Catering Business for the six months ended June 30, 2021 was approximately HK$1.3 million compared to approximately HK$2.2 million for the six months ended June 30, 2020. The decrease of HK$0.9 million or 42.5% was primarily due to the cessation of operations in Italy in 2020.
Gross Profit
Gross profit for the six months ended June 30, 2021 was approximately HK$70.9 million compared to approximately HK$64.9 million for the six months ended June 30, 2020. The increase of HK$6.0 million or 9.17%, was primarily due to an increase of gross profit from our Graphene Products Business and Catering Business, which was about HK$10.7 million and HK$0.3 million, respectively, and offset by reductions in gross profits from our Landscape Architecture and Design Business, which were about HK$5.1 million.
	For the six months ended June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$ 000
	(Unaudited)	(Unaudited)	(Unaudited)
– Graphene Products	22,488	33,209	4,257
– Landscape Architecture and Design	38,604	33,528	4,299
– Catering	3,817	4,124	528
Total Gross Profit	64,909	70,861	9,084
	For the six months ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)
	%	%
– Graphene Products	27%	31%
– Landscape Architecture and Design	60%	48%
– Catering	63%	76%
Graphene Products Business
Gross profit from our Graphene Products Business for the six months ended June 30, 2021 was approximately HK$33.2 million compared to approximately HK$22.5 million for the six months ended June 30, 2020, the increase was in line with revenue and increase in gross profit percentage was due to increase in sales of higher margin products in 2021.
Landscape Architecture and Design Business
Gross profit from our Landscape Architecture and Design Business for the six months ended June 30, 2021 was approximately HK$33.5 million compared to approximately HK$38.6 million for the six months ended June 30, 2020. The decrease of HK$5.1 million was primarily due to additional cost from the impacts of the COVID-19 pandemic but no additional revenue charged to our customers.
Catering Business
Gross profit from our Catering Business for the six months ended June 30, 2021 was approximately HK$4.1 million compared to approximately HK$3.8 million for the six months ended June 30, 2020. The increase of HK$0.3 million was due to increase in management services fee contributed in 2021 which incurred less cost.

Selling and Marketing Expenses
Selling and marketing expenses for the six months ended June 30, 2021 were approximately HK$6.2 million compared to approximately HK$8.0 million for the six months ended June 30, 2020. The decrease of approximately HK$1.8 million or 22.5% was primarily due to the downscale of catering business.
General and Administrative Expenses
General and administrative expenses for the six months ended June 30, 2021 were approximately HK$90.5 million compared to approximately HK$73.0 million for the six months ended June 30, 2020. The increase of approximately HK$17.5 million or 23.9% was primarily caused by (i) the increase in share-based payment expenses including share options granted and shares awards to directors, employees and consultants in 2021 while no such share-based payments expenses in 2020 and (ii) increase in auditors’ remuneration and professional fees in related to the proposed public offering in the United States.
Research and Development Expenses
Research and development expenses for the six months ended June 30, 2021 were approximately HK$12.9 million compared to approximately HK$4.1 million for the six months ended June 30, 2020. The increase of approximately HK$8.8 million or 214.6% was primarily due to increases in research and development efforts for our Graphene Products Business.
Provision for Doubtful Accounts
Provision for doubtful accounts for the six months ended June 30, 2021, was approximately HK$10.0 million compared to approximately HK$6.4 million for the six months ended June 30, 2020. The increase of approximately HK$3.6 million or 56.3% was primarily due to an increase in provision for doubtful accounts for trade receivables and contract assets of our Landscape Architecture and Design Business which was mainly reflected the increase in credit loss under the less favorable market and economic environment which negatively affected the collectability on financial and contract assets related to Landscape Architecture and Design Business.
Impairment Losses
Impairment losses for the six months ended June 30, 2021 were approximately HK$4.4 million compared to approximately HK$20.7 million for the six months ended June 30, 2020. The decrease of approximately HK$16.3 million or 78.7%. The impairment loss for the six months ended June 30, 2021 was arisen from the cease of operations of a restaurant in Chengdu, China in August 2021. The impairment losses for the six months ended June 30, 2020 was primarily caused by the write off of goodwill and intangible assets from our Catering Business due to the cessation of operations in Italy.
Total Other Expenses, net
Net total other expenses for the six months ended June 30, 2021 was approximately HK$26.2 million compared to approximately HK$19.4 million for the six months ended June 30, 2020. The increase of approximately HK$6.8 million or 35.1% was primarily caused by increase in finance expense due to the issuance of new corporate bonds and convertible notes in 2021 and offset by the decrease in fair value change of call options and equity investments.
Loss Before Provision for Income Taxes
Loss before provision for income taxes for the six months ended June 30, 2021 were approximately HK$79.4 million compared to approximately HK$66.8 million for the six months ended June 30, 2020. The increase of approximately HK$12.6 million or 18.9% was primarily caused by the increase in general and administrative expenses, research and development expenses, provision for doubtful expenses and finance expenses and offset by the decrease of impairment loss in 2021.

	For the six month ended June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$
	(Unaudited)	(Unaudited)	(Unaudited)
– Graphene Products	9,974	7,840	1,005
– Landscape Architecture and Design	(379)	9,850	1,263
– Catering	25,433	4,379	562
– Corporate expenses	31,725	56,708	7,270
Total Loss before income taxes	66,753	78,777	10,100
Graphene Products Business
Loss before income tax from our Graphene Products Business for the six months ended June 30, 2021 was approximately HK$7.8 million compared to approximately profit before tax HK$9.5 million for the six months ended June 30, 2020. The decrease of loss before income tax was due to increase in revenue in 2021.
Landscape Architecture and Design Business
Loss before income tax from our Landscape Architecture and Design Business for the six months ended June 30, 2021 was approximately HK$9.9 million compared to approximately profit before tax HK$0.4 million for the six months ended June 30, 2020. The increase in loss before income tax of HK$10.3 million was primarily due to an increase in provision for doubtful accounts and impairment loss in 2021.
Catering Business
Loss before income tax from our Catering Business for the six months ended June 30, 2021 was approximately HK$4.4 million compared to approximately HK$25.4 million for the six months ended June 30, 2020. The decrease of HK$21 million was due to the cessation of our catering operations in Italy which incurred continuous loss in 2020.
	For the years ended December 31,		Change
	2019	2020
	HK$’000	HK$’000	HK$’000%
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	313,941	388,852	74,911	23.86
Cost of revenues	(167,582)	(231,834)	(64,252)	38.34
Gross profit	146,359	157,018	10,659	7.28
Selling and marketing expenses	(27,433)	(13,823)	13,610	-49.61
General and administrative expenses	(127,092)	(145,768)	(18,676)	14.70
Research and development expenses	(16,567)	(16,942)	(375)	2.26
Provision for doubtful accounts	(6,617)	(22,975)	(16,358)	247.21
Impairment losses	(15,101)	(25,284)	(10,183)	67.43
Loss from operations	(46,451)	(67,774)	(21,323)	45.91
Total other expense, net	(22,741)	(40,628)	(17,887)	78.65
Loss before tax	(69,192)	(108,402)	(39,210)	56.67
Income tax (expenses) / benefit	(1,150)	7,781	8,931	-776.70
Net Loss	(70,342)	(100,621)	(30,279)	43.05
Loss attributable to non-controlling interests	(8,322)	(4,296)	4,026	-48.38
Net loss	$(62,020)	$(96,325)	$(34,305)	55.31
Loss per share – basic and diluted	$(0.14)	$(0.20)	$(0.06)	45.92

Revenues
Revenue for the year ended December 31, 2020 was approximately HK$388.9 million compared to approximately HK$313.9 million for the year ended December 31, 2019. The increase of HK$75.0 million or 23.89% was mainly due to an increase in revenue from our Graphene Products Business of about HK$92.0 million, offset by a decrease in revenue from our Landscape Architecture and Design Business and our Catering Business, which declined about HK$4.9 million and HK$12.2 million, respectively.
	For the years ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Type of goods or services
– Graphene Products	123,474	215,461	27,624
– Landscape Architecture and Design	154,114	149,161	19,123
– Catering	36,353	24,230	3,106
Total Revenue	313,941	388,852	49,853
Graphene Products Business
Revenue from our Graphene Products Business for the year ended December 31, 2020 was approximately HK$215.5 million compared to approximately HK$123.5 million for the period August 9, 2019 to December 31, 2019. The increase of HK$92.0 million or 74.5% was primarily due to full year revenue from our Graphene Products Business in 2020 compared to five months revenue as our Graphene Products Business was acquired in August 2019 and offset by lower revenue recognized in the first quarter of 2020 due to seasonal factors.
Landscape Architecture and Design Business
Revenue from our Landscape Architecture and Design Business for the year ended December 31, 2020, was approximately HK$149.2 million compared to approximately HK$154.1 million for the year ended December 31, 2019. The decrease of HK$4.9 million or 3.18% was primarily due to delay of work primarily due to the COVID-19 pandemic.
Catering Business
Revenue from our Catering Business for the year ended December 31, 2020 was approximately HK$24.2 million compared to approximately HK$36.4 million for the year ended December 31, 2019. The decrease of HK$12.2 million or 33.5% The decrease in revenue from the catering segment was primarily due to the cessation of operations in Italy and the impacts of the COVID-19 pandemic.
Cost of revenues
Cost of goods for the year ended December 31, 2020 was approximately HK$231.8 million compared to approximately HK$167.6 million for the year ended December 31, 2019. The increase of HK$64.2 million or 38.31% was mainly due to an increase in cost of goods from our Graphene Products and Landscape Architecture and Design Businesses of about HK$66.8 million and HK$3.0 million, respectively and offset by a decrease in cost of goods from our Catering Business which declined about HK$5.5 million.
	For the years ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
– Graphene Products	89,744	156,516	20,066
– Landscape Architecture and Design	69,494	72,545	9,300
– Catering	8,344	2,773	356
Total Cost of revenues	167,582	231,834	29,722

Graphene Products Business
Cost of revenues from our Graphene Products Business for the year ended December 31, 2020 was approximately HK$156.5 million compared to approximately HK$89.7 million for the period August 9, 2019, to December 31, 2019. The increase of HK$66.8 million or 74.47% was primarily due to full year cost of revenues from our Graphene Products Business in 2020 compared to five months cost of revenues in 2019 as our Graphene Products Business was acquired in August 2019.
Landscape Architecture and Design Business
Cost of revenues from our Landscape Architecture and Design Business for the year ended December 31, 2020 was approximately HK$72.5 million compared to approximately HK$69.5 million for the year ended December 31, 2019. The increase of HK$3.0 million or 4.32% was primarily due to additional cost from the impacts of the COVID-19 pandemic.
Catering Business
Cost of revenues from our Catering Business for the year ended December 31, 2020 was approximately HK$2.8 million compared to approximately HK$8.3 million for the year ended December 31, 2019. The decrease of HK$5.5 million or 66.30% was primarily due to the cessation of operations in Italy.
Gross Profit
Gross profit for the year ended December 31, 2020 was approximately HK$157.0 million compared to approximately HK$146.4 million for the year ended December 31, 2019. The increase of HK$10.6 million or 7.24%, was primarily due to an increase of gross profit from our Graphene Products Business, which was about HK$25.2 million, and offset by reductions in gross profits from our Landscape Architecture and Design Business and Catering Business, which were about HK$8.0 million and HK$6.6 million, respectively.
	For the years ended December 31,
	2019	2020
	HK$’000	HK$’000
– Graphene Products	33,730	58,945
– Landscape Architecture and Design	84,620	76,616
– Catering	28,009	21,457
Total Gross Profit	146,359	157,018
	For the years ended December 31,
	2019	2020
	%	%
– Graphene Products	27%	27%
– Landscape Architecture and Design	55%	51%
– Catering	77%	89%
Graphene Products Business
Gross profit from our Graphene Products Business for the year ended December 31, 2020, was approximately HK$58.9 million compared to approximately HK$33.7 million for the period August 9, 2019, to December 31, 2019 . The increase was in line with revenue and gross margin remained approximately 27%.
Landscape Architecture and Design Business
Gross profit from our Landscape Architecture and Design Business for the year ended December 31, 2020 was approximately HK$76.6 million compared to approximately HK$84.6 million for the year ended

December 31, 2019. The decrease of HK$8.0 million was primarily due to costs incurred while project completions were delayed, primarily, due to the COVID-19 epidemic.
Catering Business
Gross profit from our Catering Business for the year ended December 31, 2020 was approximately HK$21.5 million compared to approximately HK$28.0 million for the year ended December 31, 2019. The decrease of HK$6.5 million was in line with decrease in revenue and cost of revenues. The increase in gross profit margin to 89% for the year ended December 31, 2020 compared to 77% for the year ended December 31, 2019 was due to increase in management service fees in 2020, which incurred less cost.
Selling and Marketing Expenses
Selling and marketing expenses for the year ended December 31, 2020 were approximately HK$13.8 million compared to approximately HK$27.4 million for the year ended December 31, 2019. The decrease of approximately HK$13.6 million or 49.6% was primarily in line with a decrease in relevant expenses in our Landscape Architecture and Design Business and our Catering Business of approximately HK$1.5 million and HK$12.1 million, respectively.
General and Administrative Expenses
General and administrative expenses for the year ended December 31, 2020 were approximately HK$145.8 million compared to approximately HK$127.1 million for the year ended December 31, 2019. The increase of approximately HK$18.7 million or 14.7% was primarily caused by an increase in general and administrative expenses in Graphene Products Business of approximately HK$33.4 million due to full year expenses from Graphene Products Business in 2020 compared to five months expense in 2019 and set off by the decrease in such expenses in our Landscape Architecture and Design Business, Catering Business and corporate expenses of approximately HK$3.7 million, HK$7.4 million, HK$3.6 million, respectively. The decrease in such our Landscape Architecture and Design Business was due to effort from cost control, the decrease in such expenses in Catering Business was due to the cessation of operations and decrease in corporate expenses was due to decease in salary of directors and senior management.
Research and Development Expenses
Research and development expenses for the year ended December 31, 2020 were approximately HK$16.9 million compared to approximately HK$16.6 million for the year ended December 31, 2019. The increase of approximately HK$0.3 million or 1.81% was primarily due to increases in research and development efforts for our Graphene Products Business and full year expenses from our Graphene Products Business in 2020 compared to five months of expenses in 2019.
Provision for Doubtful Accounts
Provision for doubtful accounts for the year ended December 31, 2020, was approximately HK$23.0 million compared to approximately HK$6.6 million for the year ended December 31, 2019. The increase of approximately HK$16.4 million or 248.48% was primarily due to an increase in provision for doubtful accounts for contract assets of our Landscape Architecture and Design Business of approximately HK$12.3 million, which was caused by delayed receipts from clients due to the COVID-19 pandemic.
Impairment Losses
Impairment losses for the year ended December 31, 2020 were approximately HK$25.3 million compared to approximately HK$15.1 million for the year ended December 31, 2019. The increase of approximately HK$10.2 million or 67.55% was primarily caused by the write off of intangible assets of approximately HK$10.8 million from our Catering Business due to the cessation of operations in Italy.
Total Other Expenses, net
Net total other expenses for the year ended December 31, 2020 was approximately HK$40.6 million compared to approximately HK$22.7 million for the year ended December 31, 2019. The increase of approximately

HK$17.9 million or 78.85% was primarily caused by increase in finance expense due to the issuance of new corporate bonds in 2019 and increase in short-term borrowings in 2020.
Loss Before Taxes
Losses before taxes for the year ended December 31, 2020 were approximately HK$108.4 million compared to approximately HK$69.2 million for the year ended December 31, 2019. The increase of approximately HK$39.2 million or 56.65% was primarily caused by an increase in finance expenses and provision for doubtful accounts and impairment loss in 2020.
	For the years ended December 31,
	2019	2020
	HK$’000	HK$’000
– Graphene Products	(2,722)	11,144
– Landscape Architecture and Design	(2,268)	14,608
– Catering	24,441	16,914
– Corporate expenses	49,741	65,736
Total Loss before tax	69,192	108,402
Graphene Products Business
Loss before tax from our Graphene Products Business for the year ended December 31, 2020 was approximately HK$11.1 million compared to approximately profit before tax HK$2.7 million for the period August 9, 2019 to December 31, 2019. The increase of loss before income tax was due to full year operation in 2020 compared to five months operation in 2019 and offset by effect from higher revenue recognized in second half year due to seasonal factor.
Landscape Architecture and Design Business
Loss before income tax from our Landscape Architecture and Design Business for the year ended December 31, 2020 was approximately HK$14.6 million compared to approximately profit before tax HK$2.7 million for the period August 9, 2019 to December 31, 2019. The increase in loss before income tax of HK$17.3 million was primarily due to an increase in provision for doubtful accounts and impairment loss in 2020.
Catering Business
Loss before income tax from our Catering Business for the year ended December 31, 2020 was approximately HK$16.9 million compared to approximately HK$24.4 million for the year ended December 31, 2019. The decrease of HK$7.5 million was due to the cessation of our catering operations in Italy which incurred continuous loss.
Liquidity and Capital Resources
Our cost structure is relatively fixed and our working capital requirements for our Graphene Products Business and our Landscape Architecture and Design Business are generally influenced by our order backlog. For our Catering Business, our working capital requirements are generally influenced by the consumption of materials for dishes. Overall, we need substantial operating funds to pay for salaries, rentals, and interest payable for a bond.
•
On December 7, 2018, we issued HK$110,000,000 corporate bonds with a nominal value of HK$110,000,000, of which HK$105,500,000 was received in 2019. The bonds carry interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually after the period. The effective interest rates of these bonds due in 2021 and 2022 are 9.13% and 10.04% respectively.

•
On November 25, 2019, we issued HK$150,000,000 corporate bonds with a nominal value of HK$150,000,000, of which HK$79,500,000 and HK$37,000,000 was received in 2020 and 2019, respectively.

The bonds carry interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually after the period. The effective interest rates of these bonds due in 2021 and 2022 are 9.13% and 10.04% respectively.
•
On February 26, 2020, we issued HK$5,000,000 corporate bonds with a nominal value of HK$5,000,000, of which HK$5,000,000 was received in 2020. The bonds carry interest at a rate of 6% per annum and payable annually after the period.

In addition, we need to maintain an adequate inventory of raw materials like graphite flakes to maintain an appropriate level of work-in-process inventory and keep our graphene products production facility open. As of December 31, 2019, in order to support our working capital needs, we had short term borrowings of approximately HK$37 million and additional short-term borrowings from related parties of approximately HK$6.6 million. As of December 31, 2020, we had short term borrowings of approximately HK$9.4 million and short-term borrowings from related parties of approximately HK$14.7 million. Our working capital was approximately HK$29 million as of December 31, 2019 compared to approximately negative HK$55 million as of December 31, 2020. Our cash and cash equivalents were HK$54 million as of December 31, 2019 as compared to HK$44 million as of December 31, 2020.
Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Group to continue as a going concern. The consolidated financial statements for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2021 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Group to continue as a going concern.
Cash Flows
For the six months ended June 30, 2021 and 2020
The following table summarizes the key components of our cash flows for the six months ended June 30, 2021 and 2020:
	For the six months ended June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Selected Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$14,791	$(18,932)	$(2,427)
Net cash used in investing activities	(8,135)	(2,014)	(258)
Net cash (used in) provided by financing activities	(22,764)	5,178	664
Effect of exchange rate on cash	(4,166)	707	91
Net (decrease) increase in cash	(20,274)	(15,061)	(1,930)
Cash and cash equivalents and restricted cash at beginning of period	53,882	43,924	5,631
Cash and cash equivalents and restricted cash at end of period	$33,608	$28,863	$3,701
Operating Activities
Net cash used in operating activities was approximately HK$18.9 million for the six months ended June 30, 2021, compared to approximately HK$ 14.8 million net cash provided by operating activities for the six months ended June 30, 2020. The decrease of approximately HK$ 33.7 million was attributable to increase of inventories of Graphene Products Business and increase of trade receivables.

Investing Activities
Net cash used in investing activities was approximately HK$2.0 million for the six months ended June 30, 2021 compared to approximately HK$ 8.1 million for the six months ended June 30, 2020. The decrease of approximately HK$ 6.1 million was attributable to decrease in purchase of other intangible assets and property and equipment in 2021.
Financing Activities
Net cash provided by financing activities was approximately HK$5.2 million for the six months ended June 30, 2021, compared to approximately HK$22.8 million net cash used in financing activities for the six months ended June 30, 2020. The increase was due to decrease of repayments of short-term borrowings in 2021.
Capital Expenditures
We had capital expenditures of approximately HK$0.54 million and approximately HK$11.5 million for the six months ended June 30, 2021 and 2020, respectively. Our capital expenditures were mainly used for purchases of equipment in our Graphene Products Business and Landscape Architecture and Design Business.
Borrowings
As of June 30, 2021, the Company had outstanding issued bonds of approximately HK$200.7 million, issued promissory notes of approximately HK$306.9 million and issued convertible notes of approximately HK$18.5 million. As of December 31, 2020, the Company had outstanding bonds of approximately HK$225.8 million and issued promissory notes of approximately HK$298.1 million.
Off-Balance Sheet Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
Cash Flows
For the years ended December 2019 and 2020
The following table summarizes the key components of our cash flows for the years ended December 31, 2019 and 2020:
	For the years ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	$(30,448)	$6,140	$787
Net cash used in investing activities	(92,127)	(6,001)	(770)
Net cash provided by (used in) financing activities	90,970	(9,922)	(1,272)
Effect of exchange rate on cash	(500)	(174)	(22)
Net decrease in cash	(32,105)	(9,957)	(1,277)
Cash and cash equivalents and restricted cash at beginning of year	85,987	53,882	6,908
Cash and cash equivalents and restricted cash at end of year	$53,882	$43,925	$5,631

Operating Activities
Net cash used in operating activities was approximately HK$30.4 million for the year ended December 31, 2019, compared to approximately HK$6.1 million net cash provided by operating activities for the year ended December 31, 2020. The increase of approximately HK$36.5 million was attributable to improved collection of accounts receivable.
Investing Activities
Net cash used in investing activities was approximately HK$92.1 million for the year ended December 31, 2019 compared to approximately HK$6.0 million for the year ended December 31, 2020. The decrease of approximately HK$86.1 million, or 93.49%, was attributable to decrease in loans to related parties and no acquisition of subsidiaries in 2020.
Financing Activities
Net cash provided by financing activities was approximately HK$91.0 million for the year ended December 31, 2019, compared to approximately HK$10.0 million used in financing activities for the year ended December 31, 2020.
Capital Expenditures
We had capital expenditures of approximately HK$4.5 million and approximately HK$13.2 million for the years ended December 31, 2019 and 2020, respectively. Our capital expenditures were mainly used for purchases of equipment in our Graphene Products Business and Landscape Architecture and Design Business. We intend to fund our future capital expenditures with lease financing, proceeds from this offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.
Borrowings
As of December 31, 2019, we had outstanding issued bonds of approximately HK$195.9 million and issued promissory notes of approximately HK$281.3 million. As of December 31, 2020, we had outstanding bonds of approximately HK$225.8 million and issued promissory notes of approximately HK$298.1 million.
Off-Balance Sheet Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
Critical Accounting Policies
We are an emerging growth company as defined by JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of extended transition periods for complying with new or revised accounting standards. This allows us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We elected to take advantage of the extended transition periods. Hereinafter, for this Critical Accounting Policies section, “Graphex” refers to Graphex Group Limited and “Company” refers to Graphex and its subsidiaries collectively unless otherwise stated.
Liquidity and going concern
Our accounts have been prepared assuming that we will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Group’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Group and repayment of the short-term debt facilities as and when they fall due.
During the years ended December 31, 2019, 2020 and for the six months ended June 30, 2021, the Group incurred net losses of HK$70,342,000, HK$100,621,000 (approximately US$12,900,000) and HK$74,828,000 (approximately US$9,594,000), respectively. As of December 31, 2020 and June 30, 2021, the Group’s current liabilities exceeded its current assets by HK$54,982,000 (approximately US$7,050,000) and HK$14,656,000 (approximately US$1,877,000) which together with continue losses from operations raises substantive doubt about its ability to continue as a going concern. In view of these circumstances, the management of the Group have given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.
When preparing the consolidated financial statements as of December 31, 2019 and 2020, the management of the Group concluded that a going concern basis of preparation was appropriate after analyzing the forecasted cash flows for the next twelve months from the date of report which indicates that the Group will have sufficient liquidity during the next twelve months from cash flows generated by operations and currently available fund. In preparing the forecasted cash flows analysis, the management consider that the Group has entered into a subscription agreement with the subscriber for the issue of convertible notes and warrants up to the aggregate amount not exceeding US$15 million on January 19, 2021. As of June 30, 2021, the Group has issued and received proceeds of convertible notes with an aggregate amount of US$6 million of which US$0.5 million was converted into shares.
Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms. If management is unable to execute this plan, there would likely be a material adverse effect on our business. All of these factors raise substantial doubt about the ability of the Group to continue as a going concern. The consolidated financial statements for the years ended December 31, 2019 and 2020 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Group to continue as a going concern.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).
Principle of Consolidation
The consolidated financial statements include the financial statements of our Company for the years ended December 31, 2019 and 2020. A subsidiary is an entity in which (i) we directly or indirectly control more than 50% of the voting power; or (ii) we have the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.
The financial statements of the subsidiaries are prepared for the same reporting period as our Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which we obtain control, and continue to be consolidated until the date that such control ceases.
Profit or loss and each component of other comprehensive income (loss) are attributed to our Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between our Company and our subsidiaries are eliminated in full on consolidation.
Noncontrolling Interest
Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not entitled by our Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to our shareholders. Non-controlling interest’s operating result is presented on the face of the consolidated statements of operations and comprehensive loss as an allocation of the total loss for the year between non-controlling shareholders and our shareholders.
Use of Estimates and Assumptions
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, allowance for deferred taxes, provision for contingent assets and liabilities, incremental borrowing rates used for lease liability, revenue recognition, share-based compensation expense, fair value of financial instruments and investments, and uncertain tax position. Actual results could differ from these estimates.
Foreign Currency Translation and Transactions
These financial statements are presented in Hong Kong dollars (HK$), which is our functional currency. Each entity in our Company determines its own functional currency and items included in the financial statements of each entity are measured using their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. In the consolidated financial statements, the financial information of Graphex and other entities located outside of the Hong Kong has been translated into HK$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments included in accumulated other comprehensive loss amounted to HK$11,400,000 (approximately US$1,462,000), HK$30,288,000 (approximately US$3,882,000) and HK$38,727,000 (approximately US$4,966,000) as of December 31, 2019, 2020 and June 30, 2021, respectively.
Foreign currency transactions recorded by the entities in our Company are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses) on the consolidated statements of operations and comprehensive loss.
Convenience Translation
Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2020 and for the six months ended June 30, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to HK$7.8, representing the noon buying rate in The City of New York for cable transfers of HK$ as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2019, 2020 and June 30, 2021. No representation is made that the HK$ amounts represent or could have been, or could be, converted, realized, or settled into US$ at that rate, or at any other rate.
Fair Value Measurement
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When available, we use quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, we will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.
Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

•
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

•
Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the present value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash on hand and demand deposits, and short term investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of our cash management.
We maintain bank accounts in non-US bank accounts. Such deposits are not insured by the Federal Deposit Insurance Corporation or other programs.
The RMB is not freely convertible into other currencies, however, under the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, we are permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.
Cash at banks earns interest at floating rates based on daily bank deposit rates. We make short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of our Company and we earn interest at the respective short term time deposit rates. The bank balances and pledged deposit are deposited with creditworthy banks with no recent history of default.
Restricted cash
We consider cash and equivalents that are subject to contractual restrictions or other legal obligations and not readily available are classified as restricted cash. As of December 31, 2019, 2020 and June 30, 2021, bank deposits of nil and HK$6,216,000 (approximately US$796,000) and HK$418,000 (approximately US$54,000) was pledged to a bank for the issuance of guarantees by the bank to the customers in respect of the specific performance under certain service agreements and to be classified as restricted cash.
Trade Receivables, Net
Trade receivables, net are stated at the carrying amount net of allowance for doubtful accounts. Accounts are considered overdue after 60 days, extending up to 180 days for major customers. We review the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, we consider several factors, including the estimated provision rate, age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends. The provision rates are based on invoice date for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions, and forecasts of future economic conditions. Additionally, we make specific bad debt provisions based on any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. Delinquent account balances are written-off the allowance after management has determined that the likelihood of collection is not probable. Typically, we include unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. Unbilled receivables, substantially all of which are expected to be billed within one year are stated at their estimated realizable value and consist of costs and fees billable on contract completion or the occurrence of contractual payment phase.
Notes Receivable
Notes receivable represent short-term notes receivables issued by reputable financial institutions that entitle us to receive the full-face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance. The carrying amount of notes receivable approximates fair value.
Inventories
Inventories consist of raw materials, work in progress, and finished goods and are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis and, in the case of finished goods, is comprised of direct materials, direct labor and an appropriate allocation of overhead costs. Net realizable value is based on estimated selling prices less any estimated costs to be incurred for disposal. Management reviews inventories for obsolescence and cost in excess of net realizable value quarterly and records a reserve against the inventory when the carrying value exceeds net realizable value. For the six months ended June 30, 2020 and 2021, provision for inventory obsolescence were nil. For the years ended December 31, 2019 and 2020, provision for inventory obsolescence were HK$391,000 and nil, respectively.
Loan Receivables — Related Parties
Loan receivables — related parties represent loans to affiliates or directors (which such loans have been fully repaid prior to the date of this offering) with a term less than one year and interest bearing. Management regularly reviews the aging of receivables, changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2019, and 2020, we determined that no allowance was necessary.
Prepayments, Other Receivable and Other Current Assets
Prepayments, other receivables, and other current assets are mainly funds deposited or advanced to vendors for future purchases or to service providers for future services, rental deposits, service income receivables, employee advances and amount due from unrelated entities. These amounts are refundable and bear no interest. Management reviews its prepayments, other receivable and other current assets on a regular basis to determine if an allowance is appropriate and if any such allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. For the six months ended June 30, 2020 and 2021, provision for doubtful accounts were HK$2,601,000 and HK$451,000 (approximately US$58,000), respectively. For the year ended December 31, 2019 and 2020, provision for doubtful accounts were HK$1,831,000 and HK$384,000 (approximately US$49,000), respectively.
Financial Assets — Call Options
ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”) requires every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. Our derivative financial instruments include the call option feature of the equity investments classified as “financial assets at fair value”. For the six months ended June 30, 2020 and 2021, we recognized fair value losses of HK$1,182,000 and nil, respectively on derivative financial instruments. For the years ended December 31, 2019 and 2020, we recognized fair value losses of HK$2,926,000 and HK$1,201,000 (approximately US$154,000) respectively on derivative financial instruments.

Property and Equipment, Net
Property and equipment, net, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property and equipment is comprised of its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.
Depreciation is calculated on the straight-line basis over its estimated useful life as follows:
Leasehold improvements	Over the shorter of the lease terms and 5 years
Right-of-use assets	Over the lease terms
Furniture and equipment	5 years
Motor vehicles	5 years
Machinery	5 – 10 years
The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. We also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.
Intangible Assets, Net
Intangible assets, net, mainly include those intangible assets acquired through business combination and purchased intangible assets. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. Purchased intangible assets are initially recognized and measured at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.
Identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:
Brand names	8 – 10 years
Backlog contracts	20 years
Trademarks	15 years
Patents	15 years
Customer relationships	10 years
Software	3 – 5 years
Goodwill
Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, and more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed. We review the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred.
We perform a two-step goodwill impairment test. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in adjusting the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of each reporting unit includes estimating future cash flows, determining appropriate discount rates, control premia, comparable companies’ multipliers and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. For the six months ended June 30, 2020 and 2021, we recognized no impairment loss. For the years ended December 31, 2019 and 2020, we recognized impairment loss of HK$2,307,000 and HK$3,112,000 (approximately US$399,000), respectively.
Impairment for Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the six months ended June 30, 2020 and 2021, we recognized impairment loss of HK$20,652,000 and HK$4,377,000 (approximately US$561,000), respectively. For the years ended December 31, 2019 and 2020, we recognized impairment loss of HK$12,794,000 and HK$22,172,000 (approximately US$2,843,000), respectively.
Investments in Associates and Joint Ventures
An associate is an entity in which we have a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
We apply the equity method to account for investments in associates and joint ventures over which it has significant influence but does not control. When our share of losses in the investments equals or exceeds its interest in the associates and joint ventures, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee.
We continually review our investments in the associates and joint ventures to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors we consider in its determination include the financial condition, operating performance and the prospects of the associates and joint ventures; other company specific information such as recent financing rounds; the geographic region, market and industry in which the associates and joint ventures operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Equity Investments at Fair Value
Equity investments at fair value are our long-term equity investments in unlisted companies based in the PRC through investment in common stock or in-substance common stock over which we neither have significant influence nor control . We have early adopted ASC 321, Investments — Equity Securities (“ASC 321”) on January 1, 2018, pursuant to which, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. We make a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in the statements of operations equal to the difference between the carrying value and fair value.
The equity investments have been valued based on a market-based valuation technique as detailed in Note 13 to our audited financial statements included in this prospectus. The valuation requires us to determine the comparable public companies (peers) and select the price multiple. In addition, we make estimates about the discount for illiquidity and size differences. We classify the fair value of these investments as Level 3. The fair value of the equity investments on December 31, 2019, 2020 and June 30, 2021 was HK$870,000 (approximately US$112,000), HK$1,235,000 (approximately US$158,000) and HK$1,249,000 (approximately US$160,000), respectively, net of change in fair value of HK$1,969,000 (approximately US$252,000), HK$336,000 (approximately US$43,000) and nil, respectively.
Business Combinations
Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration of acquisition, fair value of the non-controlling interests, and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of an acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operation and comprehensive loss. The results of operations of the acquired business are included in our operating results from the date of acquisition. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statement of operations and comprehensive loss.
Short-term Borrowings, Corporate Bonds and Promissory Notes
Short-term borrowings, corporate bonds and promissory notes are recognized initially at fair value, net of debt discounts or premiums, debt issuance costs and other incidental fees. Debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated statements of operations over the estimated term of the facilities using the effective interest method.
Treasury Shares
We account for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid in capital (up to the amount credited to the additional paid in capital upon original issuance of the shares) and retained earnings.

Revenue Recognition
We early adopted the revenue standard ASC 606, Revenue from Contracts with Customers, on January 1, 2017. Accordingly, the consolidated financial statements for the years ended December 31, 2019, and 2020 are presented under ASC 606. We elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have a material impact on our consolidated financial statements.
The core principle of the new revenue standard is that a company group should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The following five steps are applied to achieve that core principle:
Step 1: Identify the contract with the customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when we satisfy a performance obligation
When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which we will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between us and the customer at contract inception. When the contract contains a financing component which provides us a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in ASC606.
Revenue recognition policies for each type of revenue stream are as follows:
(a) Graphene Products Business
Revenue from sale of graphene products is recognized at the time when the control of the asset is transferred to the customer, generally on delivery of the graphene products. Invoices for products are generally issued as control transfers, which is typically upon delivery.
(b) Landscape Architecture and Design Business
Revenue from landscape architecture and design services is generally recognized based on our efforts or inputs to the satisfaction of a performance obligation over time as work progresses because of continuous transfer of control to the customer and we have the right to bill the customer as costs are incurred. Typically, revenue is recognized over time, using an input method to measure progress towards complete satisfaction of the service, because our performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The input method recognizes revenue based on the proportion of the actual costs incurred relative to the estimated total costs for satisfaction of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred. Any expected losses on the contracts in progress are charged to earnings, in total, in the period the losses are identified. Contract costs include all labor costs and those indirect costs related to contract performance, such as indirect labor and supplies. Contract modifications that extend or revise contract terms are generally result in recognizing the impact of the revised terms prospectively over the remaining life of the modified contract.
The timing of the satisfaction of the performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon the billing schedule stipulated in the contract which is generally based on the progress of the construction. Once the bills are issued to the customer, the customer generally has two months, extending up to six months for major customers to make the payment on the amount billed. The timing between the satisfaction of the performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.
Cost based input methods of revenue recognition require us to make estimates of costs to complete its projects. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete its projects, labor, and other indirect costs. The cumulative effect of revisions to estimates related to net contract revenues or costs to complete contracts are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates.
Claims to customers are amounts that we seek to collect from the customers as reimbursement of costs and margins for scope of works not included in the original landscape design contract. Claims are accounted for as variable consideration and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. We use the expected value method to estimate the amounts of claims because this method best predicts the amount of variable consideration to which we will be entitled.
(c) Management Services
Revenue from management services is recognized over the scheduled period on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by us.
(d) Catering Services
Revenue from catering services is recognized at the time when control of the asset is transferred to the customer, generally on delivery of the products. There are no contracts for catering services that provide customers with rights of return or volume rebates.
Our revenue streams are summarized and disclosed in Note 20 to the financial statements. We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.
Contract Assets
A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If we perform by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.
Contract Liabilities
A contract liability is the obligation to transfer goods or services to a customer for which we have received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when we perform under the contract.
Contract Costs
Other than the costs which are capitalized as inventories, property, plant and equipment and intangible assets, costs incurred to fulfil a contract with a customer are capitalized as an asset if all of the following criteria are met:
(a)
The costs relate directly to a contract or to an anticipated contract that we can specifically identify.

(b)
The costs generate or enhance our resources that will be used in satisfying (or in continuing to satisfy) performance obligations in the future.

(c)
The costs are expected to be recovered.

The capitalized contract costs are amortized and charged to the statement of profit or loss on a systematic basis that is consistent with the pattern of the revenue to which the asset related is recognized. Other contract costs are expensed as incurred.
Cost of Revenues
Cost of revenues mainly represented salaries and benefits for employees directly involved in revenue generation activities in the landscape architecture segment. Cost of revenues in respect of the catering and graphene products segments primarily consists of price of raw materials, labor costs, overhead costs, freight costs, depreciation, amortization and other related incidental expenses that are directly attributable to the catering and graphene products segments.
Leases
Effective January 1, 2019, we adopted ASU 2016-02, “Leases” (Topic 842) which requires lessees to be recognized on the balance sheet a right-of-use asset (“ROU assets”) and related lease liability on the consolidated balance sheets using a modified retrospectively approach. The consolidated financial statements related to periods prior to January 1, 2019, were not restated, and continue to be reported under ASC Topic 840 — Leases (“ASC 840”), which did not require the recognition of operating lease liabilities on the consolidated balance sheets. As a result, the consolidated financial statements related to periods prior to January 1, 2019, are not entirely comparative with current and future periods. As permitted under ASC 842, we elected several practical expedients that permit us to not reassess (1) whether existing contracts are or contain a lease, (2) the classification of existing leases, and (3) whether previously capitalized costs continue to qualify as initial indirect costs. In addition, we have elected not to recognize short-term leases on the consolidated balance sheets.
ROU asset represents our rights to use underlying assets for the lease term and lease liability represents our obligation to make lease payments arising from the lease. Operating lease ROU asset and liability are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.
For the identified leases, we used its marginal borrowing rate to discount the related future payment obligations as of January 1, 2019, to determine its lease liability as of the adoption date. As of the adoption date, we recognized a lease liability of HK$20,545,000 (approximately US$2,634,000) and a corresponding ROU assets of HK$27,942,000 (approximately US$3,582,000).
We record rent expense for operating leases, including leases of office locations and equipment, on a straight-line basis over the lease term. We begin recognition of rent expense on the commencement date, which is generally the date that the asset is made available for use. The lease liability is included in lease liabilities, current and lease liabilities, non-current within the consolidated balance sheets, which are reduced as lease related payments are made. The ROU asset is included in property and equipment and amortized on a periodic basis over the expected term of the lease. See Note 10 to our audited financial statements included in this prospectus for additional information.
Advertising Costs
Advertising costs amounted to nil for the six months ended June 30, 2020 and 2021. Advertising costs amounted to HK$1,688,000 and HK$418,000 (approximately US$54,000) for the years ended December 31, 2019, and 2020, respectively. Advertising costs are expensed as incurred and included in selling and marketing expenses.

Government Grants
Government grants mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. We receive government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received. We record government subsidies as other income when there is no further performance obligation. Total government grants amounted to HK$1,722,000 and HK$862,000 (approximately US$111,000) for the six months ended 2020 and 2021, respectively. Total government grants amounted to HK$1,567,000 and HK$5,818,000 (approximately US$746,000) for the years ended December 31, 2019 and 2020, respectively.
Research and Development
Research and development expenses include salaries and other compensation-related expenses to our research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for our research and product development team.
Share-based Payments
We grant share options for the purpose of providing incentives and rewards to eligible employees and non-employee consultants. Employees’ share-based awards and non-employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period. We use the binominal option-pricing model to estimate the fair value of share options. The determination of estimated fair value of share-based payment awards on the grant date is affected by the fair value of our ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of us over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate, exercise multiple and expected dividend yield, if any.
The cost of equity-settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.
Employee Social Security and Welfare Benefits
Our employees in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. We are required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and our obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.
We also make payments to other defined contribution plans for employees employed by subsidiaries outside the PRC.
Statutory Reserves
Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If we have accumulated loss from prior periods, we are able to use the current period net income after tax to offset against the accumulated loss.
Income Taxes
Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.
Current tax is provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.
Deferred tax is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. HK tax returns filed in 2016 to 2020 are subject to examination by any applicable tax authorities. PRC tax returns filed in 2015 to 2020 are subject to examination by any applicable tax authorities.
Value Added Tax
Our certain subsidiaries, joint venture and associate are subject to value added tax (“VAT”) in the PRC. Revenue generated and purchases within PRC from domestic suppliers are generally subject to VAT at the rate of 13% starting in April 2019, at the rate of 16% starting in May 2018 to March 2019 or at the rate of 17% in April 2018 and prior, certain VAT are refundable after filing rebate applications.
Related Parties
Parties are considered to be related to us if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.
Comprehensive Income (Loss)
Comprehensive income (loss) is defined as our decrease in equity during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, our comprehensive loss included net loss and foreign currency translation adjustments that are presented in the consolidated statements of operations comprehensive loss.
Segment Reporting
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. Our CODM is the Chief Executive Officer. Our organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. Our operating segments are based on this organizational structure and information reviewed by Our CODM to evaluate the operating segment results.
Earnings (Loss) Per Share
In accordance with ASC 260, Earnings Per Share, basic earnings (loss) per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted loss per share as their effects would be anti-dilutive.
Commitments and Contingencies
In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.
Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. We assess these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in legal proceedings, we, in consultation with its legal counsel, evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.
Recent Accounting Pronouncements
In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement — Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the US federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this ASU did not have a material effect on our consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07 — Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which to include share-based payment transactions for acquiring goods and services from non-employees, which nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. The adoption of this ASU did not have a material effect on our consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for us for annual and interim reporting periods beginning July 1, 2020. We do not believe the adoption of this ASU will have a material effect on our consolidated financial statements.
In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for us for annual and interim reporting periods beginning after December 15, 2019. We are currently evaluating the impact of ASU 2019-05 will have on our consolidated financial statements.
In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. We do not expect the adoption of this standard will have a material impact on its consolidated financial statements.
In March 2020, the Financial Accounting Standards Board issued ASU 2020-03, “Codification Improvements to Financial Instruments” (“ASU 2020-03”). ASU 2020-03 improves and clarifies various financial instruments topics. ASU 2020-03 includes seven different issues that describe the areas of improvement and the related amendments to GAAP, intended to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. We adopted ASU 2020-03 upon issuance, which did not have a material effect on our current financial position, results of operations or financial statement disclosures.
In October 2020, the FASB issued ASU 2020-10, “Codification Improvements,” this ASU affects a wide variety of Topics in the Codification. They apply to all reporting entities within the scope of the affected accounting guidance. More specifically, this ASU, among other things, contains amendments that improve the consistency of the Codification by including all disclosure guidance in the appropriate Disclosure Section (Section 50). Many of the amendments arose because the FASB provided an option to give certain information either on the face of the financial statements or in the notes to financial statements and that option only was included in the Other Presentation Matters Section (Section 45) of the Codification. The option to disclose information in the notes to financial statements should have been codified in the Disclosure Section as well as the Other Presentation Matters Section (or other Section of the Codification in which the option to disclose in the notes to financial statements appears). Those amendments are not expected to change current practice. The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments is permitted for and varies based on the entity. The amendments should be applied retrospectively and at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.
We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated financial statements.
JOBS Act
On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act, and we will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Internal Control over Financial Reporting
An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. Our independent public accountants have identified material weakness for fiscal years 2019 and 2020 relating to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. We expect to remediate this weakness by recruiting and retaining additional accounting professionals and use of financial accounting consultants.
Quantitative and Qualitative Disclosures about Market Risks
Foreign currency exchange rate risk
The Renminbi (“RMB”) is not a freely convertible currency. SAFE, under the authority of the PBOC, controls the conversion of RMB into other currencies. The value of RMB is subject to changes in central government policies, international economic and political developments as well as market fluctuations affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in RMB amounted to HK$18,463,000 (US$2,367,000), HK$38,320,000 (US$4,913,000) and HK$22,512,000 (US$2,886,000) as of December 31, 2019 and 2020 and June 30, 2021, respectively.
Our functional currencies are RMB, HK$, EUR, and reporting currency is the United States dollar (“US$”). The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HK$”), and the functional currency of its PRC subsidiary is the RMB. Results of operations and cash flows are translated at the average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from the translation of the capital accounts are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.
Most of our purchases and expenditures are denominated in RMB. Changes in the exchange rate between the US$ and RMB will affect the value of the proceeds from this offering in RMB terms. To demonstrate the impact of the exchange rate, assuming that we convert US$1.5 million of the net proceeds from this offering into RMB, a 10% appreciation of the RMB against the US$, from a rate of RMB7.1348 to $1.00 to a rate of RMB6.4213 to US$1.00, will result in a decrease of RMB1,070,250 (US$166,672) of the net proceeds from this offering. Conversely, a 10% depreciation of the RMB against the US$, from a rate of RMB7.1348 to US$1.00 to a rate of RMB7.8483 to US$1.00, will result in an increase of RMB1,070,250 (US$136,367) of the net proceeds from this offering.
Interest rate risk
We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended December 31, 2019 and 2020 and the six month ended June 30, 2021 and 2020.

Our Industry
Graphene Products Market
Graphene technology is a comparatively new technology, first characterized in 2004, based on a naturally available material, graphite, which has been in use for a long period of time. Graphite is a crystalline form of the element carbon with its atoms arranged in a hexagonal structure. It occurs naturally in this form and is the most stable form of carbon under natural conditions.
Graphene is a one atom thick layer of graphite. It is 100 times stronger than steel and able to move electrons across its surface up to three orders of magnitude faster than silicon. It is also the best known commercially available conductor of electricity and heat, with scientific intriguing optical properties. Graphene is lightweight, flexible and has a large surface area relative to its mass.
Graphene has broad application potential in electronics, energy storage, reinforced materials, biomedicine, and many other fields. We believe graphene will play a key role in materials development in the future.
Notwithstanding its many beneficial properties, mass production of single layer graphene is not feasible with current technologies, and the graphene industry currently is based on commercially available processed graphite, where a small number of layers of carbon atoms can be arranged to approach the desired attributes of graphene. Our products with such properties include:
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Spherical graphite of D50=10-15µm, which is an essential material for the production of anodes for Li-ion batteries used in electric vehicles (“EV”) and grid energy storage.

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High-purity graphite, which contains over 99.95% carbon with less than 0.2% moisture. HPG has superior electric and thermal conductivity, resistance to corrosion, and chemical stability. HPG is used in refractory materials and advanced coatings, among other products.

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Micronized graphite, which is a by product of our production process, with outstanding oxidation resistance under high temperature, lubricative, formability, electric and thermal conductivity, and adhesive properties and has several applications including corrosion resistant coating, lubricants, and other new composite materials.

The industry value chain of the graphene industry can be summarized briefly as follows:
Upstream business	Midstream business	Downstream business
• Natural graphite excavation • Synthetic graphite production • Graphene equipment production	• Processed graphite of different degrees of refinement • Graphene sheets
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Production of Li-ion batteries and other power storage products

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Heat control materials

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Graphene coating applications

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Super capacitator products

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Composite graphene materials

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Touch-screen products

Graphene is processed from graphite, a material with deposits all over the world. The concentration of deposits, however, is not evenly distributed among nations. The US Geological Survey estimates graphite production and reserves as follows:

Major Producing Country	Production 2019	Production 2020 estimate	Reserves
PRC	700,000	650,000	73,000,000
Mozambique	107,000	120,000	25,000,000
Brazil	96,000	95,000	70,000,000
Madagascar	48,000	47,000	26,000,000
India	35,000	34,000	8,000,000
Russia	25,000	24,000	*
Ukraine	20,000	19,000	*
Norway	16,000	15,000	600,000
Pakistan	14,000	13,000	*
Canada	11,000	10,000	*
Mexico	9,000	8,000	3,100,000
Korea, North	6,000	5,000	2,000,000
Vietnam	5,000	4,500	*
Sri Lanka	4,000	3,500	1,500,000
Turkey	2,000	1,500	90,000,000
Germany	800	800	*
Tanzania	150	150	17,000,000
Uzbekistan	100	100	7,600,000
In short tons
*Estimated reserves not available
Source:   US Geological Survey, Mineral Commodity Summaries 2021
https://pubs.usgs.gov/periodicals/mcs2021/mcs2021.pdf
For natural recoverable graphite, the same US Geological Survey report indicates the world’s current inferred resources to exceed 800 million short tons. Turkey ranks top in terms of reserves, but the PRC ranks top in terms of excavation (and ranks 2nd in terms of reserves). In 2020, global production of natural graphite was around 1.1 million short tons, and the PRC accounts for 59% of the world’s total. The reserve number, however, is not static as new discoveries and continued excavation change the balance constantly.
In the PRC, according to the Ministry of Natural Resources (Source: 2018 China Mineral Resources, prepared by Ministry of Natural Resources, PRC, https://www.gov.cn/xinwen/2018-10/22/5333589/files/01d0517b9d6c430bbb927ea5e48641b4.pdf), the graphite resource buried at 500m or above, as theoretically identifiable deposits, is estimated to be over 2 billion metric tons (which is much larger than the technically excavatable reserve using current technology). Commercially viable deposits are mainly concentrated in Heilongjiang (43%), Inner Mongolia (27%) and Shandong Province (7%), roughly outline in the map below:
Major graphite mining sites ▲

Source — China Ministry of Natural Resources
Spherical Graphite
Spherical graphite is the key material for the production of anodes for Li-ion batteries used in energy storage for EV and grid applications, which is currently the main application for our graphene products.
Rising demand for Li-ion batteries, from the growing number of end-users in sectors such as transportation, energy, and others that require battery-grade graphite, is driving demand for spherical graphite. A major driving force of growth is from the market for EV. Industry analysts estimate that a typical Li-ion High-Energy (100 Ah) cell of around 3,400g requires over 650g of graphite and each EV contains approximately 70kg of graphite.
We expect that an increase in the demand for EV will drive growth in SG usage in transportation batteries and we believe the global SG market will continue to grow at a CAGR of close to 20% and exceed US$4 billion by 2023. Industry analysts believe that the PRC provides 100% of all natural spherical graphite supplied, mainly employing the mechanical shaping and hydrofluoric acid purification techniques that we use to produce purified spherical graphite. According to a 2020 International Energy Agency report, the PRC accounted for 47% of the global EV stock in 2019 at a market penetration rate of only 5%. Based on certain industry studies, we believe that global EV penetration rate for new vehicles in 2050 could be as much as 70%. We believe the PRC will remain the largest market for SG for the foreseeable future.
Apart from domestic use, major export markets for PRC spherical graphite include Japan and South Korea. International prices for spherical graphite remained stable around US$2,700-2,800 per metric ton in the first quarter of 2021. We believe that there will be a recovery in the global market after the COVID-19 pandemic, and we believe that we will continue to see sustained growth in the industry.
According to PRC government statistics, annual production of spherical graphite in the PRC is around 200,000 metric tons. Because of lack of official statistics, we estimate that there are currently approximately 20 SG processing enterprises of scale in the PRC producing SG comparable to ours for the battery market. Most of our competitors are concentrated in Heilongjiang Province. We expect a consolidation trend to eliminate underperforming producers, increase pricing power, and improve operational efficiency.

As electrification trends continue, we also believe that demand will shift to finer spherical graphite because theoretically, finer SG can enhance the charge density due to its higher aspect ratio.
High-purity graphite
High-purity graphite is a purified graphite powder that contains a high percentage of carbon content with minimal impurities (over 99.95% up to 99.99% carbon). Apart from excellent electric and thermal conductivity, it is also resistant to corrosion with superior chemical stability. It can be used in advanced refractory materials, advanced coatings, and other products.
Major users of this material are in the power storage and transmission devices industries. The PRC is the world’s largest exporter of high-purity graphite, delivering more than all other exporting countries combined.
Micronized graphite
Micronized graphite is a by-product of our spherical graphite production process, with outstanding oxidation resistance under high temperature, lubricative, formability, electric and thermal conductivity, and adhesive properties and has several applications including corrosion resistant coating, lubricants, and other new composite materials.
Landscape Architecture and Design Market
Landscape architecture is the design of outdoor environments and the integration of plants, structures, and other auxiliary items in the design, while accounting for environmental, social, and aesthetic outcomes.
Landscape architecture generally entails landscape assessment and planning, detailed landscape design, project documentation and landscape construction, inspection, and review. These services may apply to different types of projects covering infrastructure and public open spaces, tourism and hotels, residential development, and commercial and mixed-use development.
Landscape architecture is in the upstream of the various types of development projects mentioned above, enabling the construction execution to be properly launched downstream. Management estimation of budget allocation to landscape architecture is around 3% of the total landscaping cost of development projects. Revenue of the industry is in line with overall investment dedicated to public and private development projects as a whole.
Landscape architecture and design services in the PRC
Qualifications
There is mainly one qualification standard for landscape architecture and design service providers in the PRC, namely the “Specific Landscape Engineering Design Qualification Standard (風景園林工程設計專項資質標 準)” (“Specific Standard”). As issued by the Ministry of Housing and Urban-Rural Development of the People’s Republic of China (“MOHURD”) under the Notice on Printing and Distributing the Standards on Engineering Design Qualification (關於印發《工程設計資質標準》的通知) (the latest version of which was amended and became effective on March 27, 2017), the qualification is Further divided into Category A Qualification and Category B Qualification.
An enterprise with the Category A Qualification may undertake specific landscape engineering design without restriction over project type or scale, whilst an enterprise with the Category B Qualification may undertake landscape engineering design services for landscape architecture projects with investment amounts below RMB20 million (approximately US$3,100,000).
Market of the landscape architecture and design service industry in the PRC
The growth of landscape architecture and design in the PRC is mainly driven by infrastructure and public open space projects. The share of total revenue of the landscape architecture service industry attributable to infrastructure and public open space projects accounted for approximately 9.6% of public development budget according to a government report. Whereas for private development projects, the estimate is around 2% of total budget.

The higher end of the landscape architecture service industry in the PRC is dominated by landscape architecture service providers with non-PRC background, usually with international experience. With their sizeable operational scale and financial strength, landscape architecture service providers with non-PRC background are usually engaged in more advanced tourism and hotels projects, commercial and mixed-use development projects and residential development projects of higher value, which generally entail higher complexity and capital commitments
Landscape architecture and design services in Hong Kong
In Hong Kong, a landscape architect must be registered under the Landscape Architects Registration Ordinance, regulated by the Landscape Architects Registration Board. There is no statutory requirement in Hong Kong governing the establishment of a landscape architecture practice. However, a landscape architecture service company may apply for inclusion in the List of Registered Practices under HKILA.
In order to be eligible to bid for Hong Kong Government projects, a landscape architecture service provider must also be part of the List of Consultants maintained by the AACSB. As of May 29, 2020, there were nine landscape architecture service providers in Hong Kong included in the List of Consultants.
We believe that the industry is fragmented, with different types of landscape architecture service providers ranging from sole practitioners to small service providers with teams of less than 10 members to service providers with specialized project teams.
Revenue growth of the landscape architecture and design industry in Hong Kong is supported by government spending on urban development.
Catering
The catering market in the PRC was expected to grow at around 9% per annum through 2024; however, it has been greatly affected by COVID-19 since early 2020. Even prior to COVID-19, the market was fragmented and dominated by independent restaurants.

OUR BUSINESS
Overview
We are principally engaged in the development, manufacturing, and marketing of graphene products in the PRC and the provision of landscape architecture and design services in Hong Kong and the PRC, and also operate a catering business in the PRC. Geographically, our revenue was derived primarily from the PRC and Hong Kong.
At the time of our listing of its ordinary shares on the HKEx in 2014, we were principally engaged in the provision of a wide range of landscape architecture and design services, including landscape assessment, planning, design and other related advisory services. Since that listing, we have explored opportunities to grow our business, including the acquisitions of our catering operations and our Graphene Products Businesses in 2017 and 2019 respectively. Most recently, we have focused our efforts on our Graphene Products Business, which has contributed the majority of our revenue in 2020.
Our Graphene Products Business
Our core product is spherical graphite, which makes up approximately 90% of our revenue in this segment. On the basis of our 10,000 metric ton annual production capacity, we command an approximately 5% share of the market demand. We believe this market segment is on track for healthy growth and far from concentrated or saturated.
Apart from our core product in the mainstream market, we are also capable of producing high-purity graphite and micronized graphite. With a sustainable recurrent profit from our operation, we believe that we will be able to capture any expansion opportunity that is open to the business.
Our Graphene Products Business Facility
Our manufacturing facility is located in Jixi City of Heilongjiang Province, with a site area of approximately 20,737 m2, employing around 100 employees. The factory consists of manufacturing premises of approximately 4,650 m2, boiler room of approximately 250 m2, office premises of approximately 477 m2 and other ancillary premises of approximately 773 m2. Our production equipment consists of over 200 units of specialized machinery and installations deployed along the processing alignment of raw material handling, reshaping, segregation, purification, drying, packaging and storage. The equipment also includes environmental protection installations for water and air purification.
Heilongjiang Province accounts for approximately 46% of graphite reserve of the PRC. The location of our manufacturing facility provides us with the strategic advantage of being close to the heart of graphite deposits in the PRC where the mining industry provides a stable supply of high-quality natural graphite flakes for our use.

Our production plant in Jixi
Major products, production process and procurement
We purchase raw materials (mainly graphite flakes) and process them as follows:
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Reshaping:

Natural flake graphite is processed through jet-mills to form graphite particles of different diameters and segregated into various sizes of spherical graphite. Micronized graphite is a by-product of this process.
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Purification:

The particles are then treated with strong acids to purify the particles to 99.95% purity.
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Drying:

The purified particles are dried in an LPG cyclone oven to reduce moisture to target level.
Our current facilities are capable of producing around 10,000 metric tons of graphene products per annum under normal conditions, with products outlined as follows:
(i)
Spherical graphite: Spherical graphite is processed from graphite flakes that have undergone the reshaping, and purifying processes. It can be used as the material for Li-ion battery anodes, conductive agents, synthetic diamond, etc. Commercially used spherical graphite has D50 (particle size distribution) of 10-15 microns. Our production line is capable of producing ultra-fine spherical graphite with D50 = 6-9 microns, which has much better performance. Our product is stable and has passed through application testing to fully meet the Li-ion battery anode requirements. Our ultra-fine spherical graphite production technology has been patented.
(ii)
High-purity graphite: High-purity graphite contains ≥ 99.95% of carbon and ≤ 0.2% of moisture. It is characterized by superior electric and thermal conductivity, resistance to corrosion, and chemical stability. It can be used in advanced refractory materials, advanced coatings etc.

(iii)
Micronized graphite: Micronized graphite is a by-product of our spherical graphite production process, with outstanding oxidation resistance under high temperature, lubricative, formability, electric and thermal conductivity, and adhesive properties and has several applications including corrosion resistant coating, lubricants, and other new composite materials.

We have adopted advanced technologies for reshaping to control the sizes of our spherical graphite. Through advanced segregation methods, various sizes of spherical graphite are concentrated. Our spherical graphite has high sphericity, high tap density (up to 1.10 g/ml) and small specific surface area (SSA). Therefore, it is suitable for production of high-density electrodes for Li-ion batteries. Our spherical graphite is also characterized by stable quality and good uniformity, which reduces the surface reaction of the electrode such that the initial charge and discharge capacity is above 360mAh/g (theoretical charge and discharge capacity is 372mAh/g), the charge and discharge efficiency is above 88%, and the cycle life is over 300 times. We can also customize the particle size and purity according to customers’ requirements.
Our high-purity graphite has superior electric and thermal conductivity, resistance to corrosion, and chemical stability. Size is customizable. Major product sizes include 50 mesh, 80 mesh, 100 mesh, 200 mesh, and 325 mesh. Major applications are in refractory materials and advanced coatings, among other products, including magnesia carbon bricks, stabilizers, carbon brushes, and fire-resistant composite materials.
Our micronized graphite, which is a by-product of our production process, has outstanding oxidation resistance under high temperature, lubricative, formability, electric and thermal conductivity, and adhesive properties. Usages include corrosion resistant coatings, lubricants, and other new composite materials.
Research and development
We currently hold 23 patents relating to our Graphene Products Business, as summarized in “Intellectual Property” below.
When we acquired the Graphene Products Business, we also acquired the service contracts of all the Research & Development (“R&D”) staff and third-party research professionals. Our R&D Department is currently conducting two research and development projects: (1) developing spherical graphite for production of low temperature anode material for Li-ion batteries to operate at extremely low temperature; and (2) developing ultra-fine spherical graphite of 3-5 microns in diameter for higher energy storage in limited space.
Our R&D Department will also seek to improve production efficiency and the quality of our existing products. We believe our research direction will provide us with the products capable of supporting more diversified and demanding power supply products.
Market and Customers
We sell our graphene products primarily to customers in various locations of the PRC, including wholesalers, traders, and Li-ion battery manufacturers and others that are in the clean energy industry. After receiving orders from customers, we check our inventory and set out a production plan. For different types of products, production processes may include reshaping, purifying, and drying. Upon completion of production, products are packaged.
Our Graphene Products Business currently supplies approximately 30 active customers in the PRC. At present, most of our supply is directed towards the manufacturing sector, including the manufacture of battery electrode materials for Li-ion batteries and other electronic products. We expect our graphene products will be used by more diversified industries and applications as graphene technology continues to advance.

Our production was temporarily interrupted by the COVID-19 pandemic in early 2020. However, due to sustained demand from the downstream market and a diverse customer base, we were quick to resume full production in April, and we managed to maintain the expected level of delivery to our customers.
While we believe that power storage and electronic component manufacturing will primarily drive growth in the demand for our graphene products, we believe that increasing demand for renewable, lightweight, and flexible materials that offer durability will also drive growth.
We believe that our Graphene Products Business is well positioned to enjoy favorable market conditions and outlook and is supported by our ownership of various intellectual property rights in key technical areas, which will help build on well-established business relationships with a diverse customer network in the market.
Suppliers
We purchase raw materials (mainly graphite flakes) from suppliers in Heilongjiang Province, which are mainly mining and natural graphite trading companies. Such geographic supply sources reflect a concentration of supply sources.
Competition
There are approximately 20 processing enterprises in active operation in the PRC producing comparable spherical graphite for the battery market. More enterprises in the PRC are involved in graphene-related businesses, but we believe they are mainly producing materials catering to other application markets.
From our past experience, we have not been subject to unfavorable price competition or challenged with superior technology or product quality by our competitors.
We believe the market as a whole is still expanding and that our downstream industry will continue to provide sustainable growth opportunities for midstream processing businesses for the foreseeable future.
Furthermore, our patented technologies and our current capability to produce higher quality products than the market currently requires reinforce our sustainability should competition scale up. We believe that we will be able to expand production capacity to meet demand on an economical basis.
Our Landscape Architecture and Design Business
Our Landscape Architecture and Design Business has maintained its market position as one of the government-approved practices in Hong Kong and as a company with two Category A Qualification Landscape Design Certificates in the PRC (Shanghai obtained in 2018 and Shenzhen in 2019).
We offer a wide range of landscape architecture services to clients including governments, public bodies, private property developers, state-owned property developers, town planning companies, architecture companies and engineering companies in the PRC and Hong Kong.
We continue to undertake four major types of landscape architecture projects which can be categorized into (i) residential development projects; (ii) infrastructure and public open space projects that include the integration of clean energy storage and use; (iii) commercial and mixed-use development projects; and (iv) tourism and hotel projects.
We first commenced our business in Hong Kong as a landscape architecture service provider. Since 2005, we have been focusing on the PRC market. We have been providing landscape architecture services through our major subsidiaries in the PRC and Hong Kong.
In general, a development project carried out by a developer, regardless of the nature of the development, would involve the following stages of work:
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concept design;

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schematic design;

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design development;

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construction documentation; and

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construction inspection and review.

To complete these stages of work, the clients would engage various consultants including architects, landscape architects, town planners, interior designers, structural engineers, building service engineers, quantity surveyors, or heritage conservation consultants. Different stages of work would require different combinations of consultants to complete the respective tasks. We provide a wide range of landscape architecture services which cover all of the development project stages of work noted above.
Depending on the needs of our clients and the requirements of the project, we may be engaged as a consultant for a certain stage of work, for the entire development, or to cooperate with other consultants. In some engagements, we would engage sub-consultants to provide specialized design services or other expertise including architectural or engineering services throughout various work stages of the development project.
Project Workflow
We have established a comprehensive project management system covering all major stages of our landscape architecture projects. The entire process from the time of entering into a contract to completion of the project generally takes two to three years. The length of completion for a project varies according to a number of factors, including the size of the project site, technical features and complexity of the project, progress of the site construction, timelines specified by our clients, and timing of approvals and consents for the design plans and construction plans from the competent government authorities.
Subject to the specific needs of our clients, we may cooperate with other consultants and engage subconsultants to provide specialized services in certain areas of the landscape architecture project, such as aquatic systems, signage, nightscapes, arboriculture, and structural, electrical and mechanical engineering designs.
Upon the execution of a contract, we typically receive the first instalment of our service fee or in some cases, advanced payments, normally being 10% to 20% of the total service fee, depending on the type and complexity of a project.
We generally receive progress payments from our clients in accordance with our agreed milestones and with reference to our completed work stages.
In the PRC, our final instalment is usually received upon the completion of construction, but a portion of such payment, ranging from 5% to 10% of our service fee, may be withheld by our clients to be released upon the completion of a maintenance or defect liability period.
Customers
The customers of our Landscape Architecture and Design Business include local governments, state-owned property developers, and town planning companies in the PRC and Hong Kong. Such governmental customers reflect a concentration of customers by geographic location and type of customer.
Suppliers
In 2019 and 2020, we appointed certain sub-consultants to carry out specialist work including architectural and engineering works based on clients’ requirements and complexity of the scopes of work and local regulatory compliance. Their functionalities are similar to many such sub-consultants. We do not have dependence on any particular sub-consultant or any group of sub-consultants.
The goods and services used can be obtained from a large number of different suppliers and are functionally identical from many such suppliers. As such, we do not have a dependency on any particular supplier or group of suppliers.
Marketing
We implement direct marketing strategies. We principally source clients through repeat business and referrals. In some cases, we obtain business opportunities through requests for proposals. To promote our business image, we employ marketing firms for advertising through different media channels and campaigns.

We believe that maintaining and developing our reputation in the landscape architecture industry is essential in our marketing strategies. We are of the view that a high variety and quality of services by our professional staff will contribute to the maintenance and growth of our client base. In addition, we keep contacts with our existing clients and keep our clients informed of the recent developments of our Company including the concepts and designs in our completed projects.
Information Technology and Intellectual Property
In the provision of landscape architecture services, we may apply drawing software other than hand drawings by our project team. We currently rely on drawing software which we believe is in line with the industry norm. We also consider that this software is sufficient for our business operations, and we currently have no intent to conduct research and development with our internal resources.
Relating to the Landscape Architecture and Design Business, we have 33 patents in the PRC and 37 trademarks in Hong Kong and the PRC, as summarized in “Intellectual Property” below. The patents are designs for equipment and systems utilized for installations and facilities at landscaping projects, whereas the trademarks are mainly corporate identifications.
Competition
The barriers to entry to the landscape architecture industry in the PRC and Hong Kong are low for small size contracts, and competition for those contracts is increasing as a result.
In Hong Kong, certain professional qualifications are required for work in landscape architecture. However, apart from these qualifications, which can be obtained by independent designers or smaller companies, new entrants may compete freely with established operators. In the PRC, barriers to entry are similarly low for projects with investment amounts below RMB20 million.
In light of the growing competition for smaller projects in both of our primary markets, we plan to focus on sizeable projects which require high quality landscape architecture services and our Category A Specific Landscape Engineering Design Qualification.
Our Catering Business
Our Catering Business is mainly represented by Thai Gallery (HK) Limited and its subsidiaries (the “Thai Gallery Group”). The Thai Gallery Group mainly managed and operated restaurants serving Thai cuisine in the PRC and Italy. Because of the impact of the COVID-19 pandemic, in August 2020, we ceased our catering operations in Italy. Prior to that, in July 2019, our subsidiaries Chengdu Thai Gallery Catering Company Limited and Suzhou Industrial Park Wenlvge Hotel Management Company Limited ceased operations. In August 2021, our subsidiary Chengdu Taihaowei Catering Co. Ltd. also ceased operations. Our Catering Business is currently a single operation in Shanghai, PRC.
Profit Guarantees in Relation to the Acquisitions
Acquisition of Thai Gallery (HK) Limited
On September 30, 2017, we completed the acquisition of 51% issued share capital of Thai Gallery (HK) Limited from independent third-party vendors at a consideration of RMB19,380,000. Pursuant to the acquisition agreement and supplemental agreements thereto, these vendors guaranteed to us that the total audited net operating profit after tax of two operating subsidiaries of Thai Gallery (HK) Limited, for each of the three financial years ending December 31, 2019, 2020, and 2021 shall be not less than RMB6,000,000, RMB7,000,000 and RMB8,000,000 respectively.
The consolidated net operating profit after tax of the relevant operating subsidiaries for the year ended December 31, 2019 was approximately RMB6,000,000 and fulfilled the profit guarantee of RMB6,000,000.
The consolidated net operating profit after tax of the relevant operating subsidiaries for the year ended December 31, 2020 was approximately RMB7,000,000 and fulfilled the profit guarantee of RMB7,000,000.

Acquisition of Suzhou Industrial Park Wenlvge Hotel Management Company Limited
On December 1, 2017, we completed the acquisition of 51% equity interest in Suzhou Industrial Park Wenlvge Hotel Management Company Limited (“Wenlvge”) from independent third-party vendors at a consideration of RMB10,200,000. Pursuant to the acquisition agreement, the aforesaid vendors jointly and severally guaranteed to us that the total audited net profit after tax of Wenlvge for each of the three financial years ending December 31, 2018, 2019 and 2020 shall not be less than RMB2,570,000.
Wenlvge failed to meet the profit guarantee of RMB2,570,000 in 2019 and the vendors were therefore obligated to pay compensation of approximately RMB26.3 million to us. We did not receive any compensation from the vendors despite repeated requests. Having sought legal advice, we filed a claim of approximately RMB26.3 million against the vendors for the compensation at the Shanghai International Arbitration Center in May 2019. The arbitration hearing was conducted in September 2019. We received the final results from the arbitrator in May 2020, and a judgement was granted in our favor for RMB21,055,378 plus legal and court expenses. As of April 2019, Wenlvge ceased its operations.
Despite the favorable arbitration results, we have not been able to collect the payment from the vendors because we were informed by the court that the vendors did not possess any personal properties. In August 2020, we filed for complaints against certain vendors who we believe had deliberately transferred assets in order to avoid their payment obligations. In January 2021, the court accepted the case and it is under review.
As of December 31, 2020, we have not received the final results from the court. In view of the significant uncertainty in the recoverability of the claim against the vendors, no recognition of the claim receivable has been made in our consolidated financial statements.
Suppliers
For our Catering Business, we source inputs from a wide variety of suppliers based on price, availability, and other factors. The goods and services used can be obtained from a large number of different suppliers and are functionally identical from many such suppliers. As such, we do not have a dependency on any particular supplier or group of suppliers.
Competition
Our limited operations in our Catering Business face competition from a variety of restaurants and catering groups.
OUR STRENGTHS
We believe the following competitive strengths have contributed to our success and position us well for future growth:
Graphene Products Business
•
Ample Supply of Raw Material:   We are strategically located near the one of the world’s largest known supply sources of high-quality natural graphite.

•
A Stable Customer Base:   We have established relationships with more than 30 customers in the largest market for graphene products.

•
Significant Intellectual Property Rights:   We have 23 patents related to our Graphene Products Business, including patents on products, production methods, machinery design, and environmental protection in the PRC.

•
Research and Development Abilities:   We are committed to research and development through our R&D Department, guided by a professor and Senior Engineer who holds a doctorate in Mineral Processing from Wuhan University of Technology.

•
Preparation for Technological Development:   Although the market currently demands spherical graphite of 10-15 microns, we are able to produce ultra-fine spherical graphite of 6-9 microns, which is ready for use in advanced applications.

•
Personnel:   We have 102 employees experienced in the manufacture of graphene products with an average tenure in this industry of over 5 years.

•
Market Acceptance:   Our Graphene Products Business has been supplying graphene products for approximately eight years.

•
Stable Production Facilities:   We have never experienced any material disruption of supply of inputs or manufacturing, other than the temporary interruption during the COVID-19 pandemic.

Landscape Architecture and Design Business
•
Business Sustainability:   We have been providing landscape architecture and design services for over 40 years. Our business is well developed and generates stable revenues and cash flows.

•
Personnel:   Our more than 300 experienced employees with an average tenure of over 10 years enable us to successfully bid for contracts and grow our business.

•
Licensing:   Our licenses and approvals in Hong Kong and the PRC allow us to bid on larger scale projects larger scale projects with higher margins.

•
Patents:   We have 33 patents in the PRC for our own landscape designs.

Other Advantages
•
Capital Market Access:   We are a listed company on the Main Board of the HKEx, and we expect to have the ADSs listed on the Nasdaq after this offering. We believe these listings provide us access to sophisticated capital markets, additional capital to invest in our future growth, and liquidity for our shareholders.

•
Public Company Experience:   We have been listed on the HKEx since 2014. Our management is experienced in operating a listed company on one of the world’s major exchanges, and our board of directors includes individuals with extensive experience in managing companies listed on US exchanges.

•
Preferential Tax Rate:   We benefit from a reduced tax rate as a result of our being recognized as a National High-tech Enterprise by the relevant PRC government agency. This recognition is related to our annual investment in research and development and ongoing development of new intellectual property. The advantageous tax rate results in higher cash flow from operations, which benefits all of our business operations.

OUR STRATEGY
Our strategic mission is to significantly expand our Graphene Products Business and be a leading supplier of graphene products for clean energy products, while continuing our other businesses. To achieve our mission, we intend to:
Graphene Products Business
•
Invest in research and development to enable breakthroughs in technology.

•
Expand production capacity.

•
Maintain our price competitiveness.

•
Expand our product mix.

•
Plan to acquire downstream businesses.

Landscape Architecture and Design Business
•
Continuously identify new contracts.

•
Pursue projects which will provide greater profit margins.

•
Launch a procurement program to maintain profitability.

•
Maintain high quality design.

•
Invest in enhancing the skills of our designers.

•
Integrate clean energy storage and use into landscape architecture for public spaces.

Employees
As of May 31, 2021, we had a total of 480 employees. We had a total of 498 and 534 employees as of December 31, 2020 and 2019, respectively. The following table sets forth the breakdown of our employees as of May 31, 2021 by function:
Department	Headcount	Hong Kong Headquarters	PRC
Directors & Executives	12	9	3
Management	10	1	9
Finance and accounting	18	6	12
Sales and Marketing	11	1	10
Investment	2	1	1
Operations (Catering)	29	—	29
Warehouse (Catering)	1	—	1
Production (Graphene Products)	77	—	77
Warehouse (Graphene Products)	1	—	1
Research and Development (Graphene Products)	5	—	5
Projects (Landscape Architecture and Design)	273	37	236
IT	4	1	3
Administration & HR	22	3	19
Technical (Landscape Architecture and Design)	15	—	15
Total	480	59	421
As of May 31, 2021, 59 of our employees were based in Hong Kong, where our principal executive offices are located, and the remaining employees are located in PRC.
As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this prospectus, we believe we have made employee benefit payments in material aspects. However, if it were found by the relevant authorities that we failed to make adequate payments, we could be required to make up the contributions for these plans as well as to pay late fees and fines. See “Risk Factors — Risks Related to the PRC — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”
We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.
OUR FACILITIES
Graphene Products Business
The business leased its operating facilities for a period of 15 years starting from May 2019. Facilities employed are mainly the factory site and premises, and the production equipment involved in the production of the graphene products.
The factory consists of manufacturing premises of approximately 4,736 m2, a boiler room of approximately 250 m2, office premises of approximately 477 m2 and other ancillary premises of approximately 694 m2.

Production equipment comprises of over 200 units of specialized machinery and installations deployed along the processing alignment of raw material handling, reshaping, segregation, purification, drying, packaging and storage. The equipment also includes environmental protection installations for water and air purification. Equipment also includes apparatus employed in our laboratory, which performs testing, inspections, calibration and other quality control functions. Handling equipment includes a fleet of 5 forklift trucks deployed at various junctures.
Under the lease agreement, all production equipment is to be maintained by the lessor, who is also responsible for providing substitute equipment to maintain operation should there be need to turn down any machinery for repair. We, as the lessee, are responsible for the general upkeep of the premises.
Landscape Architecture and Design Business
Our Landscape Architecture and Design Business is mainly centered on design services related to landscaping projects, and business is conducted in office premises.
Currently we occupy leases office premises in Hong Kong and the PRC (Shanghai, Guangzhou, Beijing, Changsha, Xi’an, Wuhan, Xiamen, Qingdao, Shenzhen and Changchun), covering the geographic markets it serves.
Catering Business
Our Catering Business operates from a leased restaurant in the PRC — Shanghai. As we have ceased some operations because of the COVID-19 pandemic, there is currently one location occupied for catering operation purposes.
Our operations in Italy ceased in August 2020 in large part due the impact of the COVID-19 pandemic, and the lease in Italy was terminated in October 2020. Our operations in Chengdu, PRC were terminated in August, 2021.
INTELLECTUAL PROPERTY
We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights.
In addition, we have registered the following domain names for our companies:
Domain Name	Company	Registration Date	Expiry Date
graphexgroup.com	Graphex Group Limited	January 16, 2021	January 16, 2022
graphextechnologies.com	Graphex Group Limited	January 17, 2021	January 17, 2022
eadg.com.hk	Earthasia (Hong Kong)	April 7, 2009	April 14, 2024
ea-dg.com	Earthasia (Hong Kong)	September 5, 2006	September 5, 2023
earthasia.com.hk	Earthasia (Hong Kong)	March 9, 2004	March 11, 2022
tanaotech.com	Shanghai Tanao New Material Technology Company Limited	October 1, 2019	October 1, 2029
earthasia.com.cn	Earthasia (Shanghai) Company Limited	January 24, 2005	January 24, 2024

Graphene Products Business
We currently have 23 patents relating to our Graphene Products Business in the PRC, as summarized below:
Serial	Patent Title	Patent Type	Authorization Date	Patent No.
1	A production method of spherical graphite	Invention	January 2, 2013	2010102543729
2	A production method of high purity graphite	Invention	November 7, 2012	2010105278443
3	Equipment and methods of fluoride wastewater treatment	Invention	November 14, 2012	2011100925973
4	A production grading equipment of spherical graphite	Utility Model	November 16, 2018	2018202504603
5	Continuous drying equipment of graphite powder	Utility Model	June 20, 2012	2011203730008
6	Equipment of fluoride wastewater treatment	Utility Model	May 30, 2012	2011203570954
7	Reaction tank of high purity graphite production	Utility Model	May 9, 2012	2011203570884
8	A continuous production equipment of chemical purification of high purity graphite	Utility Model	August 27, 2014	2014201960422
9	A furnace for enhancing effectiveness of graphite drying	Utility Model	May 25, 2016	2015211385328
10	A production equipment of graphite purification	Utility Model	June 22, 2016	2015211385154
11	A production equipment of spherical graphite	Utility Model	June 29, 2016	201521138514X
12	A graphite reactor	Utility Model	June 8, 2016	2015211385120
13	A production equipment of spherical graphite	Utility Model	June 8, 2016	2015211223840
14	A wastewater treatment equipment of graphite production	Utility Model	March 9, 2018	2017208618891
15	A reactor of graphite production	Utility Model	March 13, 2018	2017208618887
16	A pulverizer for graphite processing and production	Utility Model	March 13, 2018	2017208971760
17	A pulverizing machine of graphite	Utility Model	March 13, 2018	2017208971756
18	A continuous purification equipment of new graphite	Utility Model	March 9, 2018	2017208921935
19	A spray painting equipment of graphite anti-corrosion coating	Utility Model	May 22, 2020	2019215005487
20	A spray painting equipment of graphene conductive film	Utility Model	May 22, 2020	2019215005491
21	A welding equipment of graphene heating film	Utility Model	April 28, 2020	201921500704X
22	A graphite powder stirring equipment	Utility Model	June 2, 2020	2019215007020
23	A pulverizing equipment for graphite processing	Utility Model	August 4, 2020	2019214999279
The above patents have all been filed with the PRC Patents Office and have been in force since the Authorization Dates indicated. We acquired the rights to use certain patents during the acquisition of the Graphene Products Business in 2018. Duration of patents in the PRC is 20 years counting from the date of filing for invention-type patents and 10 years counting from the date of filing for utility model patents. All of the above patents are granted.

Our patents provide us with protection along the major steps in our production process, including the technology involved in wastewater treatment.
When we acquired the Graphene Products Business, we also acquired the service contracts of all the R&D staff. Our R&D Department is currently conducting two research and development projects: (1) developing spherical graphite for production of low temperature anode material for Li-ion batteries to operate at extremely low temperature; and (2) developing ultra-fine spherical graphite of 3-5 microns in diameter for higher energy storage in limited space.
A trademark license agreement between Aoyu Graphite Group Limited ( , the vendor of our Graphene Products Business) and Jixi Company whereby Aoyu Group Company licenses a trademark (as indicated below) to be used by Jixi Company as long as such trademark registration is valid.
Trademark licensed to be used by Jixi Company
Trademark	Country	Class	Registration No.	Expiry Date	Owner
	PRC	1	3750863	August 20, 2025	Aoyu Graphite Group Limited
Currently, we also have 1 trademark application pending in each of the US, the PRC and Hong Kong, as summarized below, which is utilized for our graphene products.
Trademark registrations in process
Trademark	Country	Class	Application No.	Application Date
	US	1 and 9	90644994	April 14, 2021
	PRC	9	55127378	April 12, 2021
	Hong Kong	1 and 9	305589767	April 12, 2021
Landscape Architecture and Design Business
We have 33 patents in the PRC relating to our Landscape Architecture and Design Business, as summarized below, which are designs for equipment and systems utilized for installations and facilities at landscaping projects.
Serial	Patent Title	Patent Type	Authorization Date	Patent No.
1	Acoustical control fountain system	Utility Model	January 29, 2014	2013205068726
2	LED landscape lights system	Utility Model	January 29, 2014	2013205069199
3	Thermal teahouse	Utility Model	March 26, 2014	201320506875X
4	Afforestation device of drain for rainwater	Utility Model	March 26, 2014	2013205068711
5	Landscape Follow rack	Utility Model	March 26, 2014	2013205069165
6	Drainage devices	Utility Model	March 26, 2014	2013205068730
7	Pergola style nests	Utility Model	March 26, 2014	201320506917X
8	Combined type landscape unites	Utility Model	March 26, 2014	2013205068745
9	Tree pond cover plates	Utility Model	March 26, 2014	2013205069184
10	Landscape protective fence	Utility Model	August 17, 2016	2016201676266
11	Water curtain system	Utility Model	August 10, 2016	201620168277X
12	Foldable bench	Utility Model	August 17, 2016	2016201676124
13	Signage display board	Utility Model	March 22, 2017	2016201683151
14	Landscape feature wall	Utility Model	August 17, 2016	2016202167418
15	Ecological planting bed system	Utility Model	August 24, 2016	2016202902813

Serial	Patent Title	Patent Type	Authorization Date	Patent No.
16	Grass planting feature	Utility Model	November 23, 2016	2016203118758
17	Planting pot	Utility Model	June 28, 2019	2018213264054
18	Rain water collection plant pot	Utility Model	April 16, 2019	2018213264571
19	Smart plant irrigation device	Utility Model	April 16, 2019	2018214161055
20	Outdoor oxygen counter	Utility Model	April 16, 2019	2018214160870
21	Foldable outdoor table set	Utility Model	June 18, 2019	201821435507X
22	Umbrella drying machine	Utility Model	April 14, 2020	2019210482009
23	Park fence	Utility Model	June 5, 2020	2019210405214
24	Storage shelf	Utility Model	May 26, 2020	2019210405229
25	Sun umbrella	Utility Model	April 14, 2020	2019210238993
26	Feature bench	Utility Model	April 14, 2020	2019210481970
27	Climbing wall	Utility Model	May 26, 2020	201921048110X
28	Multi function planting pot	Utility Model	May 26, 2020	2019210404300
29	Outdoor drinking machine	Utility Model	May 26, 2020	2019210404298
30	Outdoor chess table	Utility Model	June 5, 2020	201921048199X
31	Multi function pavilion	Utility Model	July 14, 2020	201921101160X
32	Park signage	Utility Model	April 14, 2020	2019212581352
33	Human figure sculpture	Utility Model	July 14, 2020	2019213896805
The above patents have all been filed with the PRC Patents Office and have been in force since the Authorization Dates indicated. Duration of patents in the PRC is 20 years counting from the date of filing for invention-type patents and 10 years counting from the date of filing for utility model patents. All of the above patents are granted.
We have 37 trademarks registered in the PRC, as summarized below, which are utilized for our Landscape Architecture and Design Business.
Trademark	Class	Registration Number	Registration Date	Expiration Date
	44	5163977	August 28, 2009	August 27, 2029
	44	5163978	August 28, 2009	August 27, 2019
	42	7818229	February 21, 2011	February 20, 2031
	44	9113439	February 14, 2012	February 13, 2022
	44	9159272	March 21, 2012	March 20, 2022
	44	9198609	March 21, 2012	March 20, 2022
	11	9239909	June 21, 2012	June 20, 2022
	21	9239954	March 28, 2012	March 27, 2022

Trademark	Class	Registration Number	Registration Date	Expiration Date
	31	9240031	April 7, 2012	April 6, 2022
	37	9240073	March 28, 2012	March 27, 2022
	42	9240099	March 28, 2012	March 27, 2022
	44	9240123	April 21, 2012	April 20, 2022
	37	9244587	August 14, 2012	August 13, 2022
	44	9244654	March 28, 2012	March 27, 2022
	11	9244691	March 28, 2012	March 27, 2022
	21	9244814	March 28, 2012	March 27, 2022
	31	9244883	April 7, 2012	April 6, 2022
	37	9244907	March 28, 2012	March 27, 2022
	42	9245145	March 28, 2012	March 27, 2022
	44	9250932	March 28, 2012	March 27, 2022
	11	9251122	December 21, 2013	December 20, 2023
	37	9251250	August 14, 2012	August 13, 2022
	44	9251301	March 28, 2012	March 27, 2022
	44	11178502	November 28, 2013	November 27, 2023
	42	11178503	November 28, 2013	November 27, 2023
	11	11178504	January 7, 2014	January 6, 2024
	37	11178505	January 7, 2014	January 6, 2024

Trademark	Class	Registration Number	Registration Date	Expiration Date
	44	11178506	November 28, 2013	November 27, 2023
	42	11178507	January 7, 2014	January 6, 2024
	11	11178559	January 7, 2014	January 6, 2024
	37	11178560	January 21, 2014	January 20, 2024
	44	11178561	November 28, 2013	November 27, 2023
	11	11178562	November 28, 2013	November 27, 2023
	37	11178563	November 28, 2013	November 27, 2023
	42	11178565	November 28, 2013	November 27, 2023
	11	11178566	January 7, 2014	January 6, 2024
	37	11178567	November 28, 2013	November 27, 2023
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual properties. Monitoring unauthorized use of our intellectual properties is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual properties. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.
In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.
See “Risk Factors — Risks Related to Our Business, Generally — We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” and “— We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”
Catering Business
We have 8 trademarks registered in the PRC, as summarized below, which are utilized for our Catering Business.

Trademark	Class	Registration Number	Registration Date	Expiration Date
	43	30445295	February 14, 2019	February 13, 2029
	43	30442026	February 14, 2019	February 13, 2029
	43	30433434	February 14, 2019	February 13, 2029
	35	24226499	May 14, 2018	May 13, 2028
	43	24223624	May 14, 2018	May 13, 2028
	43	18675248	January 28, 2017	January 27, 2027
	43	17554719	September 21, 2016	September 20, 2026
	35	17554538	September 21, 2016	September 20, 2026
Insurance
We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain business interruption insurance or general third-party liability and property insurance, nor do we maintain key-man insurance. We are self-insured for our business operations based on commercial practice in the PRC. We hold other customary insurance policies which we believe include sufficient terms for the risks covered by such policies.
Legal Proceedings
Except for a pending matter relating to the acquisition of Suzhou Industrial Park Wenlvge Hotel Management Company Limited, we are currently not a party to any material legal or administrative proceedings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisition of Suzhou Industrial Park Wenlvge Hotel Management Company Limited.” We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulations
This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC and Hong Kong.
Regulations Relating to Foreign Investment
Negative List of Industries for Foreign Investment
Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The Guidance Catalog lays out the basic framework for foreign investment in the PRC, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in June 2020 the MOFCOM and the National Development and Reform Commission promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2020 Negative List, became effective on July 23, 2020, and industries not listed in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, was promulgated by the NDRC and MOFCOM and took effect on January 27, 2021. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.
To comply with PRC laws and regulations, we rely on equity investment with our WFOE subsidiary to operate our business in the PRC. See “Risk Factors — Risks Related to the PRC — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
Foreign Investment Law
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020 and replaced three existing laws on foreign investments in the PRC, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Furthermore, the Implementing Regulations of the Foreign Investment Law of the PRC, or the Implementing Regulations of FIL, was promulgated on December 26, 2019 and became effective on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in the PRC. The Foreign Investment Law established the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.
According to the Foreign Investment Law and the Implement the Implementing Regulations of FIL, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within the PRC, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within the PRC; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within the PRC; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in 2019 Negative List. It is unclear that 2019 Negative List will be updated upon the effectiveness of Foreign Investment Law.
Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.
In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among other things, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be subject to legal liabilities for failing to report investment information in accordance with the requirements.
Regulations on Intellectual Property Rights
The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.
Copyright.   Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC promulgated in February 2010 and lastly amended in November 2020, and the amendments took effect in June 2021 (the “Copyright Law”), and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50th year from the date of first publishing of the software.
Patent.   The Patent Law of the PRC promulgated in December 2008 and lastly amended in October 2020, and the amendments became effective in June 2021, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and 10 years for utility models and designs, all of which commence from the date of application of patent rights.
Trademark.   The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014 (the “Trademark Law”) and it was last amended on April 23, 2019 and the amendments became effective on November 11, 2019. Its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is 10 years from the date of approval of trademark application and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period.
Domain Name.   Domain names are protected under the Administrative Measures for Internet Domain Names promulgated by Ministry of Industry and Information Technology (“MIIT”), effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures adopted a “first-to-file” principle with respect to the registration of domain names.
Regulations on Environmental Protection and Work Safety
Regulations on Environmental Protection
Pursuant to the Environmental Protection Law of the PRC promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on December 26, 1989, amended on April 24, 2014 and effective on

January 1, 2015, any entity which discharges or will discharge pollutants during the course of its operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. The preparation of relevant development and utilization plans and the construction of the projects having impact on environment shall be subject to environmental impact assessment in accordance with the law. Furthermore, the enterprises and business operators on which the management system for the pollutants discharge permit and registration is implemented shall discharge pollutants according to their respective pollutants discharge permits or registrations and shall not discharge pollutants without obtaining a pollutants discharge permit or registration.
Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. In addition, on May 28, 2020, National People’s Congress promulgated the Civil Code of PRC, which will take effective on January 1, 2021, to replace the PRC Inheritance Law, Adoption Law, PRC Contract Law, the General Principles of the Civil Law of the PRC, the PRC Marriage Law, the PRC Guarantee Law, the PRC Property Law and the PRC Tort Liability Law. Seven parts are introduced in the Civil Code of PRC, including General Part, Right in Rem, Contracts, Personality Rights, Marriage and Family, Inheritance, Tort Liability.
The Law of the PRC on the Prevention and Control of Occupational Diseases, or the Occupational Diseases Prevention Law, promulgated by the SCNPC on October 27, 2001, became effective on May 1, 2002, and latest amended on December 29, 2018 is applicable to activities for the prevention and control of diseases contracted by the workers due to their exposure in the course of work to dust, radioactive substances and other toxic and harmful substances. Pursuant to the Occupational Diseases Prevention Law, the employer shall strictly abide by the national occupational health standards and implement the measures for occupational disease prevention and control in accordance with laws and regulations. Violation of the Occupational Diseases Prevention Law may result in the imposition of fines and penalties, the suspension of operation, an order to cease operation, and/or criminal liability in severe cases.
Regulation on Food Safety and Licensing Requirement for Consumer Food Services
In accordance with the Food Safety Law of the PRC (the “Food Safety Law”), as effective on June 1, 2009, and lastly amended on April 29, 2021, the State implements a licensing system for food production and trading. A person who engages in food production, food selling or catering services shall obtain the license in accordance with the law.
On August 31, 2015, China Food and Drug Administration promulgated the Administrative Measures for Food Operation Licensing, which was amended on November 17, 2017. According to the Administrative Measures for Food Operation Licensing, a food operation license shall be obtained in accordance with the law to engage in food selling and catering services within the territory of the People’s Republic of China. The principle of one license for one site shall apply to the licensing for food operation, that is, a food operator shall obtain a food operation license to engage in food operation activities in one operation site. Food and drug administrative authorities shall implement classified licensing for food operations according to food operators’ types of operation and the degree of risk of their operation projects.
Regulation on Qualifications of Engineering Design
According to the Regulations on the Administration of Survey and Design of Construction Projects promulgated by the State Council on September 25, 2000 and with effect from the same day, last amended on and with effect from October 7 2017, construction engineering design enterprises shall engage in business activities within the scope permitted by their respective qualifications as approved by the competent regulatory authorities. Professionals engaged in the construction engineering design projects shall obtain the certificate of executive registration and be employed by one construction engineering design enterprise to participate in the construction engineering design projects.
According to the Provisions on the Administration of Qualifications of Construction Survey and Design promulgated by the MOC on June 26, 2007 and with effect from September 1, 2007, last amended by the MOHURD on and with effect from December 22, 2018, and the Notice on the Issuance of Qualification Standards for Engineering Design promulgated by MOC on and with effect from March 29, 2007, last amended by the MOHURD on and with effect from March 10, 2017 (the “Qualification Standards for Engineering Design”), qualifications for construction engineering design enterprises are divided into four categories, namely general engineering design qualification, industrial engineering design qualification, professional engineering design qualification and specific engineering design qualification. Among the four categories, specific engineering design qualification is divided into various subcategories of qualifications according to nature and technical characteristics of the relevant engineering design projects, and each subcategory of qualifications is further divided into various classes in accordance with the stipulated conditions. Pursuant to the Qualification Standards for Engineering Design, specific engineering design qualifications for landscape architecture engineering are divided into Grade I and Grade II. As of the date of this prospectus, we have already obtained the Landscape Architecture Engineering Grade I and Grade II.
Regulations on Work Safety
Under relevant safety laws and regulations, including the Work Safety Law of the PRC, which was promulgated by the SCNPC on June 29, 2002, and most recently amended on June 10, 2021, and its amendments will be effective as of September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national standards or industrial standards.
Regulations Relating to Labor Protection
Labor Contract Law
The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012 and became effected on July 1, 2013, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limits, and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.
Interim Provisions on Labor Dispatch
Pursuant to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.
Social Insurance and Housing Fund
Pursuant to the Social Insurance Law of the PRC implemented on July 1, 2011, amended on December 29, 2018 and became effective on the same day, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and last amended on March 24, 2019 and became effective on the same day, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, which shall be the product of employees’ average monthly salaries of the previous year multiplied by the contribution rate of the housing provident fund of the employer. Where, in violation of the provisions of these Regulations, an employer is overdue in the contribution of, or underpays, the housing provident fund, the housing provident fund management center shall order it to make the contribution within a prescribed time limit; where the contribution has not been made after the expiration of the time limit, an application may be made to a people’s court for compulsory enforcement.
Employee Stock Incentive Plan
Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in the PRC for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.
Regulations Relating to Taxes
Income Tax
The PRC Enterprise Income Tax Law, or the EIT Law, imposes a Uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology and the MOF jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.
On April 22, 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in the PRC. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details for determination of resident status and administration on post-determination matters.
Value-added Tax
The Provisional Regulations of the PRC on Value-added Tax, the VAT Regulation, were promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 16%, 10%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.
PRC Premier Li Keqiang on March 5, 2019 announced that the VAT of 16% and 10% that apply to the supply of certain goods and services would be reduced to 13% and 9%, respectively. These measures will leave three rates in place: 13%; 9%; and 6%, effective from April 1, 2019.
Dividend Withholding Tax
The EIT Law provides that from January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.
Pursuant to the Arrangement Between the Mainland of the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.
On February 3, 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Public Notice 7. The SAT Public Notice 7 extends its tax jurisdiction to cover not only where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, but also to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. The SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers a taxable asset indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.
Regulations relating to Foreign Exchange
General Administration of Foreign Exchange
Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.
Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.
Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and subsequently amended from time to time, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.
The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.
The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.
The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.
In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.
On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in the PRC, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws.
Pursuant to the SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.
According to the Foreign Investment Law, Measures for Reporting of Information on Foreign Investment, promulgated by MOFCOM, and State Administration for Market Regulation, or the SAMR on December 30,

2019 and became effective on January 1, 2020, the Administrative Rules on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and latest amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the SAMR, or its local counterparts, and investment information shall be submitted to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.
Based on the forgoing, if we intend to provide funding to our wholly foreign owned subsidiaries through a capital injection at or after their establishment, we must register the establishment thereof and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, submit such information via the enterprise registration system and the National Enterprise Credit Information Publicity System and register such with the local banks for the foreign exchange related matters.
Offshore Investment
Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to contributing assets or equity interests in an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests they hold in the PRC or overseas. The term “control” means obtain the operation rights, right to proceeds or decision-making power of a SPV through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.
Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.
Regulations on Dividend Distribution
The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013 and 2018, and Foreign Investment Law and the Implement the Implementing Regulations of FIL which replaced the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the PRC Equity Joint Venture Law promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the PRC Cooperative Joint Venture Law promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to M&A Rule and Overseas Listing in the PRC
On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that an offshore SPV that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.
Hong Kong Regulations
As we conduct business in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.
Hong Kong Laws and Regulations relating to Landscape Architects
Landscape Architects Registration Ordinance (Chapter 516 of the Laws of Hong Kong) (“LARO”), which came into full effect in Hong Kong on June 6, 1997 aims to provide for the registration of professional landscape architects and disciplinary control of the professional activities of registered professional landscape architects. The Landscape Architects Registration Board was established under LARO to maintain a register of registered landscape architects, set and review the qualification standards for the registration as a registered landscape architect and related registration matter.
Hong Kong Laws and Regulations relating to Trade Description
Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”), which came into full effect in Hong Kong on 1 April 1981 aims to prohibit false or misleading trade description and statements to goods and services provided by traders to the consumers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods and services or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.
Hong Kong Laws and Regulations relating to Supply of Services
Pursuant to Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SOS(IT)O”), which came into full effect in Hong Kong on October 21, 1994, in every contract for the supply of service, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill. The SOS(IT)O, provides that where, under a contract for the supply of a service by a supplier acting in the course of a business, the time for the service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time. The SOS(IT)O, provides that where, under a contract for the supply of a service, the consideration for the service is not determined by the contract, is not left to be determined in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the party contracting with the supplier will pay a reasonable charge.

Hong Kong Laws and Regulations relating to Sales of Goods
Pursuant to Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SOGO”), which came into full effect in Hong Kong on August 1, 1896, in every contract of sale, there is an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known. The SOGO provides that there is an implied condition that the goods shall correspond with the description where there is a contract for the sale of goods by description, and there is any implied condition or warranty as to the quality or fitness for any particular purpose of goods supplied under a contract of sale. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality.
Hong Kong Laws and Regulations relating to Trademark
Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”), which came into full effect in Hong Kong on April 4, 2003 provides the framework for the Hong Kong’s system of registration of trade marks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered trade mark for identical and/or similar goods and/or services for which the trade mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trade mark, including selling and importing goods bearing a forged trade mark, or possessing or using equipment for the purpose of forging a trade mark.
Hong Kong Laws and Regulations relating to Competition
Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.
Hong Kong Laws and Regulations relating to Employment
Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions, severance payments, long service payments, maternity leave, paternity leave and the granting of statutory holidays.
Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer of a relevant employee must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds and deductions from the employee’s relevant incomes, make mandatory contributions to the relevant MPF scheme the amount determined in accordance with the MPFSO.
Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for payments of compensation to their employees who are injured in the course of their employment. An employer failing to do so may be liable to a fine and imprisonment.

MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.
Directors and Executive Officers	Age	Position/Title
Patrick Hing Tat Lau	61	Chairman of the Board and Executive Director
Andross Yick Yan Chan	58	Chief Executive Officer and Executive Director
Ming Tian	65	Executive Director
Liu Yang	47	Executive Director
Bin Qiu	49	Executive Director
Lida Ma	40	Non-executive Director
Wenzhe Tu	31	Non-executive Director
Fong Sin Tam Ip	54	Independent Non-Executive Director
Yucai Wang	53	Independent Non-Executive Director
Kwong Sang Liu	59	Independent Non-Executive Director
Zhaodong Tang	56	Independent Non-Executive Director
Anthony Kaikwong Chan	66	Independent Non-Executive Director
Ka Hei Kwok	39	Company Secretary and Chief Financial Officer
John Thomas DeMaio	61	President, Graphene Division
Biography
Executive Directors
Mr. Patrick Hing Tat Lau, JP, aged 61, is the Chairman of the Board and has been an executive director since November 25, 2013. He has over 37 years of experience in operation and management in the landscape architecture service industry. Mr. Lau joined us in October 1986 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions and became one of the directors and shareholders in February 1987. He has been the director of Earthasia Limited since February 1987, the director of Earthasia (International) Limited since October 2004, the director and legal representative of Earthasia (Shanghai) Co. Ltd. since November 2004, the director of Carbonaphene Holdings Limited since March 2015, and the director of Upworth Capital Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of us in which Mr. Lau acts as a director or senior executive for the purpose of overseeing the management of such businesses.
Mr. Lau obtained his bachelor’s degree in Landscape Architecture from the University of Toronto in June 1983. He obtained his master’s degree in Urban Design from the University of Hong Kong in November 1991. Mr. Lau was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1987. He has been a registered landscape architect under LARO since September 1999. He served in HKILA as president from September 1994 to May 1998 and has been a fellow member of HKILA since November 2008. He has taken up the positions of chairman of Asian Habitat Society and director of the Hong Kong Coalition of Professional Service. Mr. Lau was appointed Justice of the Peace in July 2017.
Mr. Lau does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of us.
Mr. Andross Yick Yan Chan, aged 58, is the Chief Executive Officer and has been an executive director since November 25, 2013. He has over 35 years of experience in operation and management in the landscape architecture service industry. He first joined us in January 1991 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions. Mr. Chan has been the director of Earthasia Limited since December 1995, the director of Earthasia (International) Limited since October 2004, the director of Earthasia (Shanghai) Co. Ltd. since November 2004, the director and legal representative of Earthasia (Xiamen) Co. Ltd. since March 2013, the director of Carbonaphene Holdings Limited since March 2015, and the director of Upworth Capital Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of us in which Mr. Chan acts as a director or senior executive for the purpose of overseeing the management of such businesses.
Mr. Chan obtained his bachelor’s degree in Landscape Architecture from the University of Toronto in June 1985. He obtained his master’s degree in architecture (landscape planning and design) from Tongji University in June 2014. Mr. Chan was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1988. He was a member of the Ontario Association of Landscape Architects and the Canadian Society of Landscape Architects in July 1989 and 1990, respectively. Mr. Chan has been a registered landscape architect under LARO and a fellow member of HKILA since September 1999 and November 2008, respectively. He has been a member of American Society of Landscape Architects since March 2004. He was accredited as the Outstanding Entrepreneur of the National Reconnaissance Design Industry (President) by the China Exploration and Design Association in November 2013.
Mr. Chan does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of us.
Mr. Ming Tian, aged 65, has been an executive director since June 25, 2014. He has over 33 years of experience in architecture-related and landscape architecture industries. Mr. Tian joined us in June 2006 as the director of Earthasia (Shanghai) Co., Ltd. Prior to joining us, Mr. Tian worked as a deputy chief designer at Shanghai Vanke Real Estate Co., Limited from April 1993 to June 1998 which is a subsidiary of China Vanke Co., Ltd. principally engaging in residential and commercial property development. Mr. Tian was responsible for property estate design during his time of employment. He worked as a designer from 1983 to 1993 in Shanghai Municipal Engineering Design Institute which is principally engaged in municipal engineering. Mr. Tian was responsible for architectural design for municipal projects during his time of employment. Mr. Tian obtained his bachelor’s degree in structural engineering from Tongji University in December 1985. He was qualified as architect and structural engineer in March 1991 in the PRC by the Shanghai Municipal Engineering Design Institute.
Mr. Tian does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of us.
Mr. Liu Yang, aged 47, has been an executive director since July 3, 2017. Mr. Yang has been the director of Upworth Capital Limited since August 2017 and the business director of Earthasia Limited since October 2017. The aforementioned companies are principal subsidiaries, among others, of us in which Mr. Yang acts as a director or senior executive for the purpose of overseeing the management of such businesses. He graduated from Shaanxi University of Technology (formerly known as Shaanxi Institute of Technology) with a bachelor’s degree in engineering, specializing in auto-control. Mr. Yang has more than 12 years’ experience in corporate and capital management in the semi-conductor industry and in the international trading of electronic products and bulk commodities. Mr. Yang is currently the general manager, the executive director and the legal representative of a company in the People’s Republic of China with its principal activities in semi-conductors and international trading of electronic products and bulk commodities. Mr. Yang was a non-executive director of the board of directors of National United Resources Holdings Limited (stock code: 254) from July 17, 2015 to May 16, 2017, which company is listed on the Main Board of the HKEx.
Mr. Yang does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of us.
Mr. Bin Qiu, aged 49, has been an executive director since July 31, 2017. Mr. Qiu has been the director of Upworth Capital Limited since August 2017 and the business director of Earthasia Limited since October 2017. The aforementioned companies are principal subsidiaries, among others, of us in which Mr. Qiu acts as a director or senior executive for the purpose of overseeing the management of such businesses. He graduated from Beijing Union University with a bachelor’s degree in Business Administration. From 1992 to 2003, he was the department manager at the Bank of China Limited, Beijing Branch responsible for a wide range of banking and credit duties. From 2004 to 2008, he joined the Shanghai Pudong Development Bank, Beijing Branch and served as the business manager in charge of marketing and credit functions. From 2009 to 2012, Mr. Qiu became the deputy general manager and director of the finance department in Beijing Dong Fang Chengrui Investment Consultants, Ltd. (“Dong Fang”). He was responsible for the overall operation and strategic decisions of the foreign investment and financing businesses of Dong Fang. Mr. Qiu is well versed in the PRC domestic banking system, settlement, foreign exchange and credit areas. He also has extensive experience in the fields of financial management and securities investment. Mr. Qiu was an executive director of the board of directors of Heng Xin China Holdings Limited (stock code: 8046), from January 1, 2013 to June 2, 2017, which company was listed on the GEM board of the HKEx during Mr. Qiu’s tenure and delisted on July 2, 2019.
Mr. Qiu does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of us.
Non-Executive Directors
Mr. Lida Ma, aged 40, has been a non-executive director since February 24, 2014. He has over 14 years of experience in financial management. He has been the deputy general manager and board secretary of Pubang Landscape Architecture Company Limited (“Pubang”) since May 2010 responsible for general secretarial affairs. From July 2003 to February 2008, he worked as a project manager for the provision of auditing services in various projects for GP Certified Public Accountants Co., Ltd., a PRC accounting firm.
Mr. Ma obtained his bachelor’s degree in Economics from the School of Public Economics & Administration at Shanghai University of Finance and Economics in July 2003. He further obtained his master’s degree in Business Administration from Sun Yat-sen University in June 2010.
Mr. Ma does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of us.
Mr. Wenzhe Tu, aged 31, has been a non-executive director since January 28, 2021 and obtained his master’s degree in Engineering Management from the University of Melbourne.
From March 2015 to 2016, he served GF Securities Co., Ltd., southern China Branch as project manager in charge of various public offerings. From July 2016 to January 2021, Mr. Tu served as the assistant to the chairman of Pubang Landscape Architecture Company Limited (“Pubang”), a joint stock limited company in the PRC listed on the Shenzhen Stock Exchange (stock code: 002663), and was a substantial shareholder in that company. Mr. Tu was responsible for the management of Pubang’s affairs and was involved in Pubang’s investment and financing business.
Since April 2021, Mr. Tu has been a non-executive director of Pubang. Save as disclosed above, Mr. Tu has not held any directorships in any listed public companies in the past three years and does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of us.
Independent Non-Executive Directors
Ms. Fong Sin Tam Ip, aged 54, has been an independent non-executive director since June 3, 2014. She has over 16 years of experience in legal practice specializing in corporate and commercial litigation matters. She was admitted as a solicitor of Hong Kong in 2004. Ms. Tam obtained her bachelor’s degree in Law from the University of Wolverhampton in July 1999. She also completed her postgraduate certificate in Laws from the University of Hong Kong in September 2002. Ms. Tam has been the sole proprietor of Frances Ip & Co., Solicitors since July 2019.
Ms. Tam does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of us.
Mr. Yuncai Wang, aged 53, has been an independent non-executive director since June 3, 2014. He has been studying and teaching architecture and urban planning for over 18 years.

Mr. Wang first undertook and completed his post-doctoral research work in Architecture at Tongji University from June 2001 to April 2003. Mr. Wang has held various positions in the Landscape Studies Department of the College of Architecture and Urban Planning in Tongji University, namely, (i) associate professor in Landscape Planning and Design from January 2003 to June 2008; (ii) professor deputy officer in Landscape since July 2008; and (iii) deputy officer in Landscape since November 2009. He was also a research scholar in the field of landscape architecture at Virginia Polytechnic Institute and State University from January 2010 to June 2010.
Mr. Wang obtained his doctorate’s degree in Human Geography from the Institute of Geographic Sciences and Natural Resources Research under Chinese Academy of Science in July 2001. He is the author of “Landscape Ecosystem Planning Principles”.
Mr. Wang does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholder of us.
Mr. Kwong Sang Liu, aged 59, has been an independent non-executive director since June 15, 2020. He obtained his Bachelor’s degree of Arts in Accountancy from The Hong Kong Polytechnic University in November 1997 and his Master’s degree in Business Administration from the University of Lincoln in November 2002.
Mr. Liu has over 32 years of experience in the accounting industry and is currently practicing as a certified public accountant in Hong Kong. He is a fellow member of the Institute of Chartered Accountants in England and Wales, the Chartered Association of Certified Accountants, the Institute of Financial Accountants, the United Kingdom, the Institute of Public Accountants, Australia, the Hong Kong Institute of Certified Public Accountants, the Taxation Institute of Hong Kong and the Society of Registered Financial Planners. He is also a certified tax adviser.
Mr. Liu is currently an independent non-executive director of Polytec Asset Holdings Limited (stock code: 208), abc Multiactive Limited (stock code: 8131), China National Culture Group Limited (stock code: 745) and Pine Care Group Limited (stock code: 1989), companies listed on the Main Board of the HKEx (save and except abc Multiactive Limited which is a company listed on GEM of the HKEx). Since April 2019, Mr. Liu has been an independent non-executive director of ATIF Holdings Limited, a company listed on the Nasdaq (Nasdaq: ATIF). Mr. Liu was also an independent non-executive director of Evershine Group Holdings Limited (stock code: 8022), a company listed on GEM of the HKEx from May 2014 to December 2016.
Save as disclosed above, Mr. Liu has not held any directorships in any listed public companies in the past three years.
Mr. Liu does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of us.
Mr. Zhaodong Tang, aged 56, has been an independent non-executive director since June 15, 2020. He obtained his bachelor’s degree of engineering in computer science from the Beijing University of Technology in 1986 and his master’s degree of science in computer software from the Institute of Computing Technology, Chinese Academy of Sciences in 1989.
Mr. Tang has over 26 years of experience in the trading of products including but not limited to computers, toys and electronic products worldwide. After working for China Great Wall Computer Group Co., Ltd. for three years, Mr. Tang engaged in the business of trading of computers and related products by establishing his own company in Zhongguancun, Beijing in 1992. In 1996, he expanded his trading business into the United States market. Since then, he has been engaging in PRC-US trading activities.
Mr. Tang has not held any directorships in any listed public companies in the past three years.
Mr. Tang does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of us.
Mr. Anthony Kaikwong Chan, aged 66, has been an independent non-executive director since June 15, 2020. He obtained his bachelor’s degree in biochemistry and master’s degree in business administration from the University of California at Berkeley in 1975 and 1977 respectively.

Mr. Chan has over 31 years of experience in the corporate finance industry. From 1984 to 1999, he worked in different companies with managerial positions including being the manager in light industries of The Eisenberg Group of Companies in Beijing, China, the vice president in PRC sourcing of International Sources, Inc. in San Francisco, California and the president and chief executive officer in American Champion Entertainment, Inc. in San Jose, California. Since 2000, he has provided financial advice to various companies by acting as a financial advisor or chief financial officer (as the case may be) for Pacific Systems Control Technology, Inc., Beijing Wandong Medical Equipment Company Ltd., Dehai Cashmere Industry Corporation, HereUare, Inc. and Tianjin Tongguang Digital Broadcasting Co., Ltd. Mr. Chan has been the chief financial officer and the executive vice president of Borqs Technologies, Inc. since April 2015.
Mr. Chan has not held any directorships in any listed public companies in the past three years.
Mr. Chan does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of us.
Senior Management
Mr. Ka Hei Kwok, aged 39, is our company secretary. He has also been our chief financial officer since March 28, 2014. He has over 15 years of experience in corporate finance and the accounting profession. He joined us in December 2013 as the chief financial officer of Earthasia Limited. Prior to joining us, Mr. Kwok served in GF Capital (Hong Kong) Limited in the corporate finance department from October 2010 to December 2013. Prior to that, he served in KGI Capital Asia Limited in the investment banking department from December 2007 to October 2010. He also worked for PricewaterhouseCoopers Ltd. from September 2005 to November 2007. Mr. Kwok obtained his bachelor’s degree with a major in Accountancy from the Hong Kong Polytechnic University in December 2005. He has been a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants since July 2009 and a Financial Risk Manager of Global Association of Risk Professionals since April 2008.
Mr. John Thomas DeMaio, aged 61, is the President of Graphene Division of Graphex Group Limited and the CEO of Graphex Technologies LLC, a wholly owned U.S. subsidiary, since November 1, 2021. He has over 35 years of experience in executive leadership and operational management in the energy and infrastructure sectors. He is responsible for formulating corporate and business strategies and making major corporate and operational decisions to support the expansion of the graphite business into the U.S.
Mr. DeMaio holds a Bachelor of Science in Civil and Environmental Engineering from Cornell University. He has been the President, CEO and Board Member of JouleSmart Solutions from May, 2019 to January, 2021, the General Manager of Siemens Smart Infrastructure (SSI) from May, 2017 to May, 2019, the National Operations Manager of SSI from March 2015 to May, 2017, the Sales and Operations Manager of SSI from May, 2013 to March, 2015, the Vice President of MWH Global from January 2011 to May, 2013, and the COO of Thompson Solar Technologies and Division General Manager of SPG Solar from January 2009 to January 2011.
Employment Agreements, Director Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of one year and each agreement is renewable on an annual basis upon mutual agreement of us and the executive officer.
The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any, and other company benefits, each as determined by the board of directors from time to time.
We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with us. In such case, the executive officer will be entitled solely to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. An executive officer is not necessarily entitled to severance payments upon any termination.

An executive officer may voluntarily terminate his/her employment for any reason and such termination shall take effect 30 days after the receipt by us of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date. In the event the executive officer is terminated without notice, it shall be deemed a termination by us for cause.
Each of our executive officers has agreed not to use for his/her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of our business) any confidential or secret information or knowledge of us, whether developed by him/herself or by others.
In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.
Each executive officer also has agreed not to (i) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any employee of us or any of our affiliates to leave the employ of us or any of our affiliates; or (ii) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any customer or prospective customer of us or any of our respective affiliates to reduce the business with us or any of our affiliates.
During the fiscal year ended December 31, 2020, we paid an aggregate of approximately HK$11.6 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
We plan to enter into director agreements with each of our independent directors which agreements set forth the terms and provisions of their engagement.
In addition, we plan to enter into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.
Compensation of Directors and Executive Officers
The following table shows the annual compensation paid by us for the years ended 2020 and 2019.
Name/principal position	Year	Salary (HK$’000)	Equity Compensation (HK$’000)	All Other Compensation (HK$’000)	Total Paid (HK$’000)
Lau Hing Tat Patrick, ED	2020	3,360	—	36	3,396
	2019	3,360	—	36	3,396
Chan Yick Yan Andross, ED	2020	2,192	—	36	2,228
	2019	2,769	—	36	2,805
Tian Ming, ED	2020	1,792	—	—	1,792
	2019	1,760	—	—	1,760
Yang Liu, ED	2020	1,777	—	18	1,795
	2019	1,440	—	18	1,458
Qiu Bin, ED	2020	1,777	—	18	1,795
	2019	1,440	—	18	1,458
Ma Lida, NED	2020	600	—	—	600
	2019	600	—	—	600
Share Options Scheme
A share option scheme (the “Share Option Scheme”) was adopted by us on June 3, 2014 and became effective on June 25, 2014. During the year ended 31 December 2020, no share options were granted to our Directors and Executive Officers under the Share Option Scheme. As of December 2020, we had no share options outstanding under the Share Option Scheme.
On January 28, 2021, we granted a total of 40,000,000 share options to 14 eligible participants pursuant to the Share Option Scheme to subscribe for an aggregate of 40,000,000 new ordinary shares at an exercise price of HK$0.65 per share. The share options are valid until January 27, 2026.
Share Award Scheme
On August 21, 2014, we also adopted a share award scheme (the “Share Award Scheme”). The principal objectives of the Share Award Scheme are (i) to recognize the contributions by employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group. No stock awards were granted to our Directors and Executive Officers pursuant to the Share Award Scheme during fiscal year 2020.
Board of Directors and Committees
Our Board currently consists of 12 directors. We have established an Audit Committee, a Nomination and Corporate Governance Committee, and a Remuneration Committee. Each of the committees of the Board shall have the composition and responsibilities described below.
Audit Committee
Mr. Kwong Sang Liu, Mr. Lida Ma, Ms. Fong Sin Tam Ip and Mr. Yuncai Wang are the members of our Audit Committee, where Mr. Kwong San Liu serves as the chairman. Three members of our Audit Committee will satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.
We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:
•
evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

•
approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

•
monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•
review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•
oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

•
review and approve in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

•
provide oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and make recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that Mr. Kwong Sang Liu possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.
Remuneration Committee
Ms. Fong Sin Tam Ip, Mr. Andross Yick Yan Chan and Mr. Yuncai Wang are members of our Remuneration Committee and Ms. Fong Sin Tam Ip serves as the chairman. Two members of our Remuneration Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted a charter for the Remuneration Committee. In accordance with the Remuneration Committee’s Charter, the Remuneration Committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Remuneration Committee is responsible for, among other things:
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Approving compensation principles that apply generally to our employees;

•
Making recommendations to the board of directors with respect to incentive compensation plans and equity based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;

•
Administering and otherwise exercising the various authorities prescribed for the Compensation Committee by our incentive compensation plans and equity-based plans;

•
Selecting a peer group of companies against which to benchmark/compare our compensation systems for principal officers elected by the board of directors;

•
Annually reviewing our compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on us;

•
Determining and overseeing stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

Nomination and Corporate Governance Committee
Mr. Patrick Hing Tat Lau, Ms. Fong Sin Tam Ip and Mr. Yuncai Wang are members of our Nomination and Corporate Governance Committee and Mr. Patrick Hing Tat Lau serves as the chairman. Two members of our Nomination and Corporate Governance Committee are qualified as “independent” under the current definition promulgated by Nasdaq. We have adopted a charter for the Nomination and Corporate Governance Committee. In accordance with its charter, the Nomination and Corporate Governance Committee shall be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.
The Nomination and Corporate Governance Committee is responsible for, among other things:
•
Identifying and screening individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

•
Recommending directors for appointment to Board committees;

•
Making recommendations to the board of directors as to determinations of director independence;

•
Overseeing the evaluation of the board of directors;

•
Making recommendations to the board of directors as to compensation for our directors; and

•
Reviewing and recommending to the board of directors our Corporate Governance Guidelines and Code of Business Conduct and Ethics.

Director Independence
Our Board reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Ms. Fong Sin Tam Ip, Mr. Yuncai Wang, Mr. Kwong Sang Liu, Mr. Zhaodong Tang and Mr. Anthony Kaikwong Chan are “independent directors” as defined by Nasdaq.
Code of Ethics
Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Family Relationships
There are no family relationships among our directors.
Duties of Directors
Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:
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convening shareholders’ annual and extraordinary general meetings;

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declaring dividends and distributions;

•
appointing officers and determining the term of office of the officers;

•
exercising our borrowing powers and mortgaging our property; and

•
approving the transfer of our shares, including the registration of such shares in our share register.

We have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the Board and may be removed by the Board. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

PRINCIPAL SHAREHOLDERS
The following table sets forth information as of June 30, 2021 regarding the beneficial ownership of our ordinary shares (i) prior to the consummation of this offering and (ii) as adjusted to reflect the sale of the ADSs in this offering, by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares.
We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.
The calculations in the table below are based on 488,251,538 ordinary shares issued and outstanding as of the date of this prospectus and [*] ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.
Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Graphex Group Limited, 11/F COFCO Tower 262 Gloucester Road Causeway Bay, Hong Kong, Hong Kong, Tel: + (852) 2559-9438.
	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number of shares	Percentage of shares	Number of Shares	Percentage of Shares
Directors and Executive Officers:
Patrick Hing Tat Lau	59,215,444(1)	12.2%	59,215,444	%
Andross Yick Yan Chan	101,920,887(2)	20.9%	101,920,887	%
Ming Tian	8,930,000(3)	1.9%	8,930,000
Liu Yang	4,000,000(4)	*%	4,000,000
Bin Qiu	4,000,000(5)	*%	4,000,000
Lida Ma	—	—%	—
Wenzhe Tu	5,000,000(6)	1.1%	5,000,000
Fong Sin Tam Ip	—	—%	—	%
Yucai Wang	—	—%	—	—
Kwong Sang Liu	—	—%	—	%
Zhaodong Tang	—	—%	—	—
Anthony Kaikwong Chan	—	—%	—	—
Ka Hei Kwok	3,031,275	*%	3,031,275	—
5% or Greater Shareholders:
Jeffrey Abramovitz(7)	250,384,610(8)	51.3%	250,384,610
Pubang Landscape Architecture Co., Ltd. (02663.SZ)(9)	75,223,669	15.5%	75,223,669	%
Xin Gao(10)	31,848,000	6.6%	31,848,000	%
All directors and executive officers as a group (13 individuals)	162,097,606	32.5%	162,097,606	%

*
Represents beneficial ownership of ordinary shares of less than 1%

(1)
Represents shares including: (a) 55,215,444 ordinary shares issued and outstanding and (b) 4,000,000 shares which are not yet issued and outstanding but are beneficially owned pursuant to the Share Option Scheme.

(2)
Represents shares including: (a) 97,920,887 ordinary shares issued and outstanding and (b) 4,000,000 shares which are not yet issued and outstanding but are beneficially owned pursuant to the Share Option Scheme.

(3)
Represents shares including: (a) 4,930,000 ordinary shares issued and outstanding and (b) 4,000,000 shares which are not yet issued and outstanding but are beneficially owned pursuant to the Share Option Scheme.

(4)
Represents 4,000,000 shares which are not yet issued and outstanding but are beneficially owned pursuant to the Share Option Scheme.

(5)
Represents 4,000,000 shares which are not yet issued and outstanding but are beneficially owned pursuant to the Share Option Scheme.

(6)
Represents shares including: (a) 1,000,000 ordinary shares issued and outstanding and (b) 4,000,000 shares which are not yet issued and outstanding but are beneficially owned pursuant to the Share Option Scheme.

(7)
Mr. Abramovitz has a business address at 3443 Bathurst Street Suite 502, Toronto, Ontario, M6A 2C3 Canada. Mr.Abramovitz does not have any position, office, contractual relationship, or other understanding with us regarding our management or control and accordingly, we have determined that such shareholder is not an affiliate of us.

(8)
Represents shares which are not yet issued and outstanding but are beneficially owned pursuant to a Subscription Agreement and supplemental agreement entered into by us and Lexinter International, Inc. (the “Subscriber”) as of January 19, and May 24, 2021, respectively, including: (a) 59,615,380 ordinary shares issuable upon conversion by the Subscriber of convertible notes currently outstanding at a conversion price of US$0.65 per share, (b) up to 107,307,692 ordinary shares issuable upon subscription for and conversion by the Subscriber of additional convertible notes at a conversion price of US$0.65 per share, and (c) up to 83,461,538 ordinary shares issuable upon exercise by the Subscriber of warrants issued or to be issued in connection with convertible notes. See “Description of Share Capital — Convertible Notes” and “— Warrants.” Mr. Abramovitz has beneficial ownership of all such ordinary shares; however, contractual limitations prevent Mr. Abramovitz from holding more than thirty percent (30%) of our ordinary shares issued and outstanding.

(9)
Pubang Landscape Architecture Co., Ltd. (“PBLA”) has a business address at 33-35F Suite A1 Yuexiucaifushi 13 Haian Road Tianhe District Guangzhou, 510627 China. PBLA is governed by a body with 3 or more members. As such, there is no further beneficial ownership of shares held by PBLA pursuant to the “rule of three”, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, there is no further beneficial ownership of such shares.

(10)
Mr. Gao has a business address at 3-201 Sang Da Xin Cun, Hua Fa Bei Lu, Futian, Shenzhen, PRC. Mr. Gao does not have any position, office, contractual relationship, or other understanding with us regarding our management or control and accordingly, we have determined that such shareholder is not an affiliate of us.

RELATED PARTY TRANSACTIONS
Employment Agreements, Director Agreements and Indemnification Agreements
See “Management — Employment Agreements, Director Agreements and Indemnification Agreements.”
Transactions with Related Entities
Loan to Qiu Bin.    On May 17, 2019, we granted a three-month-term loan in aggregate of RMB2,500,000 (HK$2,839,000) to a director, Mr. Tian Ming, at an interest rate of 4% per annum. The maturity date was extended to December 16, 2019, and on such date liability for certain portions of the loan was assumed by Mr. Qiu Bin (RMB2,000,000) and Mr. Yang Liu (RMB500,000) and the maturity date was extended to February 29, 2020. Mr. Qiu Bin’s outstanding balance was repaid to us in 2020.
Loan to Yang Liu.    On April 30, 2019, we granted a one-month-term loan in aggregate of RMB2,000,000 to a director, Mr. Yang Liu at an interest rate of 4% per annum. The maturity date of such loan was extended three times. The loan was repaid in 2020. The debts Mr. Yang Liu assumed from Mr. Tian Ming was also repaid in 2020.
Loan to Earthasia Worldwide Holdings Limited (“EA Trading”).    For the years ended December 31, 2018 and 2019, we granted an unsecured revolving loan in aggregate of HK$54,000,000 (approximately US$6,923,000), respectively to EA Trading, a joint venture of us, each for a term of one year at an interest rate of 12% per annum. On June 25, 2019, we entered into a renewal agreement with EA Trading to renew the existing revolving loan facility at a cap amount of HK$50,000,000 (US$6,410,000) through December 31, 2021 at the same interest. As of December 31, 2020, no amounts were outstanding under this loan facility.
Loan to Dalian Pengya International Trading Limited (“Dalian Trading”).    In 2019, we entered into loan agreements with Dalian Trading totaling RMB13,150,000 (HK$14,696,800), each at an interest rate of 12% per annum. All such amounts were repaid in 2020.
Loan to Shanghai Teddy Friends Investment Management Limited (“Teddy Friend”).    On November 20, 2018, we issued an unsecured loan of RMB2,500,000 (HK$2,819,900) to Teddy Friend, an associate of the group, at an interest rate of 8% per annum. Although payments were made in 2019 and 2020, as of November 15, 2021, amounts remained outstanding under the loan.
Loans to Huaian Teddy Star Entertainment Limited (“Teddy Star”).    In 2019, we granted several unsecured, zero-interest, one-month loans in aggregate of RMB191,000 to Teddy Star, a subsidiary of Teddy Friend. All such amounts have been repaid.
Loans to Shanghai Yi Gui Pinpai Management Limited (“Yigui”).    In 2020, we issued loans to Yigui during 2020 totaling RMB3,250,000 (HK$3,648,800), each at an interest rate of 12% per annum. As of December 31, 2020 and June 30, 2021, the outstanding principal was RMB1,150,000 (HK$1,366,000) and RMB 1,480,000 (HK$1,779,000). As of November 15, 2021, such amount remains outstanding.
Additionally, we own an interest of approximately 30% and Mr. Andross Chan, our Chief Executive Officer, holds an interest of approximately 9.9% in Ease Global Limited.

DESCRIPTION OF SHARE CAPITAL
We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Act.
As of the date of this prospectus, our authorized share capital is HK$20,000,000 divided into 2,000,000,000 ordinary shares, par value HK$0.01 per share. As of the date of this prospectus, 488,251,538 ordinary shares are outstanding.
Ordinary shares
The following are summaries of material provisions of our articles of association as they pertain to holders of our ordinary shares. Holders of ADSs will not be treated as shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of ordinary shares.
Dividends.    Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by our board of directors except the following:
•
profits; or

•
“share premium account,” which represents the excess of the price paid to our Company on issue of its shares over the par or “nominal” value of those shares, which is similar to the US concept of additional paid in capital.

No dividend shall bear interest against our Company.
Voting Rights.    The holders of our ordinary shares are entitled to one vote per share, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. On a show of hands every shareholder present in person or by proxy shall have one vote. On a poll every shareholder entitled to vote (in person or by proxy) and shall have one vote for each share for which he/she is the holder. A poll may be demanded by the chairman or one or more shareholders present in person or by proxy holding not less than ten percent of our paid up capital entitled to vote. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our outstanding shares entitled to vote at the meeting present in person or by proxy. While not required by our articles of association, a proxy form will accompany any notice of general meeting convened by the directors to facilitate the ability of shareholders to vote by proxy
Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of such shareholders, while a special resolution requires the affirmative vote of not less than three-fourths of the votes of the ordinary shares cast. Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.
There are no limitations on non-residents or foreign shareholders in the memorandum and articles of association to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent document of our Company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of the ordinary shares in our Company have been paid.
Liquidation.   On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption of Ordinary Shares.    We may issue shares that are, or at our option, or at the option of the holders of such shares are, subject to redemption on such terms and in such manner as it may, before the issuance of the shares, determine. Under the Companies Act, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the share premium account or out of the proceeds of a fresh issue of shares made for the purposes of the redemption or purchase or in the manner provided for in section 37(5) of the Companies Act, provided the memorandum and articles of association authorize this and the company has the ability to pay its debts as they come due in the ordinary course of business.
No Preemptive Rights.    Holders of ordinary shares will have no pre-emptive or preferential right to purchase any securities of our Company.
Variation of Rights Attaching to Shares.   Subject to the Companies Act, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.
Anti-Takeover Provisions.    Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.
Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
•
does not have to file an annual return of its shareholders with the Registrar of Companies;

•
is not required to open its register of members for inspection to the public;

•
does not have to hold an annual general meeting;

•
may issue shares with no par value;

•
may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•
may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•
may register as a limited duration company; and

•
may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder of the company is limited to the amount unpaid by the shareholder on the shares of the company.
Options
We have equity options outstanding as compensation to directors and officers. See “Management — Compensation of Directors and Executive Officers — Options.”

Convertible Notes
On January 19, and May 24, 2021, we entered into the Subscription Agreement and supplemental agreement with the Subscriber for the issue of convertible notes up to the aggregate principal amount not exceeding US$15 million. The Subscriber assigned US$500,000 of its subscription rights to a New York LLC (“Assignee 1”) and US$500,000 of its subscription rights to a company organized in the Cayman Islands (“Assignee 2”). Each of Assignee 1 and Assignee 2 subscribed for the full value of convertible notes available to it. As of June 30, 2021, we have completed the issue of convertible notes and received proceeds in the aggregate amount of US$6 million to the Subscriber, Assignee 1, and Assignee 2, which will mature in 2023. On March 5, 2021, a convertible note with principal amount of US$500,000 held by Assignee 2 was converted into shares at conversion price of HK$0.65, representing all convertible notes available to Assignee 2. As a result of such conversion, we allotted and issued a total of 5,961,538 conversion shares to Assignee 2.
In the event that the Subscriber and Assignee 1 convert all convertible notes held and assuming all convertible shares represented by such notes are converted in full at the initial conversion price of HK$0.65 per conversion share, an additional 65,576,923 conversion shares will be allotted, resulting in a total holding by the Subscriber and Assignee 1, collectively, of 71,538,461 conversion shares, which will represent (i) approximately 14.65% of our total issued share capital as of June 30, 2021 and (ii) approximately 12.78% of our total issued share capital as enlarged by the allotment and issue of the conversion shares in full.
In the event that the Subscriber subscribes for all additional convertible notes up to the maximum principal amount of US$15 million by the Subscriber, Assignee 1, and Assignee 2, and assuming all convertible shares represented by such notes are converted in full at the initial conversion price of HK$0.65 per conversion share, a total of 178,846,153 conversion shares will be allotted and issued which would represent (i) approximately 36.63% of our total issued share capital as of June 30, 2021 and; and (ii) approximately 26.81 of our total issued share capital as enlarged by the allotment and issue of the conversion shares in full.
As of June 30, 2021, additional convertible notes may only be issued by us if (i) a specific mandate is sought at an extraordinary general meeting of our shareholders; (ii) if the Subscriber proceeds to subscribe for the Subsequent Notes on or before December 31, 2021; and (iii) if the issue of initial warrants has occurred by December 31, 2021, provided that the issue and subscription of the additional notes and additional warrants shall occur concurrently. See “—Warrants.”
Warrants
As of the date of this Prospectus, there are 48,228,846 outstanding warrants to purchase any of our securities. On September 10, 2021, we issued the initial warrant to the Subscriber at the warrant price of US$1, which entitles the warrant holder to exercise the warrant subscription right of up to an initial amount of US$4,045,000, representing 48,228,846 warrant shares, which would represent (i) approximately 9.88% of our total issued share capital as of June 30, 2021 and (ii) approximately 8.99% of our enlarged issued share capital, as enlarged by the allotment and issue of the warrant shares in full.
Additional warrants shall be available to the Subscriber in an amount equal to 50% of the US dollar value of convertible notes subscribed by the Subscriber through December 31, 2021, which warrants will be issued concurrently with such additional notes.
Assuming the Subscriber subscribes for additional convertible notes up to the maximum principal amount of US$15 million in convertible notes by the Subscriber, Assignee 1, and Assignee 2, warrants will be issued by us in the total amount of US$7,500,000. Assuming the warrant subscription rights attached to the warrants are exercised in full at the initial warrant exercise price of HK$0.65 per warrant share, 89,423,076 warrant shares shall be allotted and issued, which would represent (i) approximately 18.31% of our total issued share capital as of June 30, 2021 and (ii) approximately 15.48% of our enlarged issued share capital, as enlarged by the allotment and issue of the warrant shares in full.
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Act of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.
Mergers and Similar Arrangements.   The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain circumstances under the Companies Act, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to a merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can approve the arrangement if it determines that:
•
the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but may not succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.    In principle, we will normally be the proper plaintiff for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
•
a company acts or proposes to act illegally or ultra vires;

•
the act complained of, although not ultra vires, could only be effected if duly authorized by more than a simple majority vote that has not been obtained; and

•
those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for actions, losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is similar to that required under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act in the bona fide best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities may be followed in the Cayman Islands.
Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.
Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.
Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our current articles of association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.
Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class as may be present at a general meeting of the holders of the shares of that class.
Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current memorandum and articles of association may only be amended with a special resolution of our shareholders.
Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 20 ordinary shares (or a right to receive 20 ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary's office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.
You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.
As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.
Cash.   The depositary will convert any cash dividend or other cash distribution we pay on the shares into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation”. The depositary will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.
Shares.   The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.
Rights to purchase additional shares.   If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of ordinary shares, new ADSs representing the new ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. US securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
Other Distributions.   The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. US securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.
How can ADS holders withdraw the deposited securities?
You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.
How do ADS holders interchange between certificated ADSs and uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the

ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.
Voting Rights
How do you vote?
ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders' meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders or as described in the following sentence. If (i) we asked the depositary to solicit your instructions at least 45 days before the meeting date, (ii) the depositary does not receive voting instructions from you by the specified date and (iii) we confirm to the depositary that:
•
we wish to receive a discretionary proxy to vote uninstructed ordinary shares;

•
as of the instruction date we reasonably do not know of any substantial shareholder opposition to the proxy item(s); and

•
the proxy item(s) is not materially adverse to the interests of shareholders,

then the depositary will consider you to have authorized and directed it to give, and it will give, a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to the proxy item(s). If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.
Except by instructing the depositary as described above, you won't be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.
Fees and Expenses
Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement

Persons depositing or withdrawing shares or ADS holders must pay:	For:
terminates
$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of depositedsecurities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to US-dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.
The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay US dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and neither the depositary nor the custodian makes any representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in US dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities
The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.
If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.
If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.
If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
How may the deposit agreement be terminated?
The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•
60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

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we delist the ADSs from an exchange in the US on which they were listed and do not list the ADSs on another exchange in the US or make arrangements for trading of ADSs on the US over-the-counter market;

•
we delist our shares from an exchange outside the US on which they were listed and do not list the shares on another exchange outside the US;

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the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act;

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we appear to be insolvent or enter insolvency proceedings;

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all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•
there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•
there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.
After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
•
are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•
are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

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are not liable if we or it exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•
have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•
may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•
are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•
the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:
•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•
satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•
compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
Your Right to Receive the Shares Underlying your ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:
•
when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•
when you owe money to pay fees, taxes and similar charges; or

•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.
In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.
Jury Trial Waiver
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the US federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with US federal securities laws or the rules and regulations promulgated thereunder.

ADSs AND ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, ADSs were listed on the OTCQX and our ordinary shares were listed on the Hong Kong Exchanges and Clearing Ltd; however, the OTCQX is not an active market, and there was no established active trading market for our ordinary shares or the ADSs in the US. Although we intend to list the ADSs on Nasdaq, we cannot assure you that a liquid trading market for the ADSs will develop on Nasdaq or be sustained after this offering. Future sales of substantial amounts of ordinary shares or ADSs in the public market, or the perception that such sales may occur, could adversely affect the market price of the ADSs.
Upon completion of this offering, [  ] ADSs will be outstanding, representing approximately [  ]% of our outstanding ordinary shares or, if the underwriters exercise in full their option to buy additional ADSs, [  ] ADSs will be outstanding, representing approximately [  ]% of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable without restriction or further registration under the Securities Act.
Rule 144
In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any ADSs that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations.
In addition, under Rule 144, a person may sell ADSs acquired from us immediately upon the completion of this offering, without regard to volume limitations or the availability of public information about us, if:
•
the person is not our affiliate and has not been our affiliate at any time during the preceding three months;

•
and the person has beneficially owned the ADSs to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned the ADSs for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those ADSs and any other ADSs they have acquired that are not restricted securities, provided that the aggregate number of ADSs sold does not exceed the greater of:
•
1% of the number of shares of our authorized share capital then outstanding, which will equal approximately [      ] ordinary shares immediately after this offering; or

•
the average weekly trading volume in our ordinary shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.
Lock-up Agreements
We and each of our officers, directors and certain of our existing shareholders have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of our ordinary shares or other securities convertible into or exchangeable or exercisable for our ordinary shares or derivatives of our ordinary shares (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or acquired in this offering or ordinary shares issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of this offering.

TAXATION
The following discussion of material Cayman Islands, PRC and US federal income tax consequences of an investment in the ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. The discussion does not deal with all possible tax consequences relating to an investment in the ADSs that may be relevant to you based on your particular investment and other personal circumstances. Accordingly, you should consult your own tax advisor regarding all of the potential tax consequences to you of an investment in the ADSs. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Appleby, our Cayman Islands counsel. To the extent that the discussion relates to matters of Hong Kong tax law, it represents the opinion of Tso Au Yim & Yeung Solicitors, our Hong Kong counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Allbright Law Offices, our PRC counsel. To the extent the discussion relates to the matters of US federal income tax law, it represents the opinion of Bracewell LLP, our US counsel for tax matters.
Cayman Islands Taxation
Pursuant to section 6 of the Tax Concessions Law Act (as revised) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary that:
(i)
no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and

(ii)
no tax be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us:

(a)
   on or in respect of our shares, debentures or other obligations; or

(b)
   by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law Act (as revised).

The undertaking for us is for a period of 20 years from December 10, 2013.
The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no Cayman Islands withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.
People’s Republic of China Taxation
Pursuant to the Arrangement between the Mainland PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, EAI, Thai Gallery HK, Yummy Food Holdings Limited, and Allied Apex Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.
Hong Kong Taxation
The taxation of income and capital gains of holders of ordinary shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.
Tax on Dividends
Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.
Profits Tax
No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares) unless such sale of property constitutes a transaction in the nature of trade. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the statutory tax rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. A two-tiered profits tax rates regime applies: 8.25% for corporation and 7.5% for unincorporated businesses and individuals on the first HK$2 million of assessable profit, and 16.5% for corporation and 15.5% for unincorporated businesses and individuals on the remainder of assessable profits. To avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to apply the two-tiered tax rates. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.
Stamp Duty
Hong Kong stamp duty, currently charged at the rate of HK$1 per HK$1,000 or part thereof on the higher of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares (i.e., a total of HK$2 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. The Hong Kong government gazetted the Revenue (Stamp Duty) Bill on March 5, 2021 proposing to increase the rate of Stamp Duty on the sale and purchase of ordinary sales to HK$1.30 per HK$1,000 or part thereof on the higher of the consideration for or the value of the ordinary shares, which will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares (i.e., a total of HK$2.60 per HK$1,000 or part thereof is payable on a typical sale and purchase transaction involving ordinary shares) with effect from August 1, 2021. No Hong Kong stamp duty is payable upon the transfer of ordinary shares outside Hong Kong.
Estate Duty
The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of ordinary shares whose death occurs on or after February 11, 2006.
United States Federal Income Tax Considerations
The following discussion is a summary of the material US federal income tax considerations generally applicable to the acquisition, ownership and disposition of the ADSs. It applies to you only if you acquire your ADSs in this offering and hold your ADSs as a “capital asset” (generally, property held for investment) for US federal income tax purposes. This summary addresses only US federal tax laws pertaining to income taxation and does not address any other tax laws that may be relevant to you in light of your individual circumstances, including under any state, local or non-US tax law. Additionally, this summary does not address all aspects of US federal income taxation that may be relevant to you based on your particular investment or other personal circumstances or if you are a member of a special class of holders subject to special tax rules that may differ significantly from those summarized below, including, but not limited to:
•
a broker or dealer in securities;

•
a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•
a bank or similar financial institution;

•
an insurance company;

•
a regulated investment company;

•
a real estate investment trust;

•
a tax-exempt organization (including a private foundation) or pension fund;

•
a person that owns (directly, indirectly, or constructively) 10% or more of our stock (by vote or by value);

•
a person that holds ADSs as part of a straddle, hedging, conversion, constructive sale or other integrated transaction;

•
a person subject to the alternative minimum tax;

•
a former citizen of the US; and

•
a US Holder (as defined below) whose functional currency is not the US dollar.

The discussion in this summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations, published rulings and other official pronouncements of the Internal Revenue Service, or “IRS,” and court decisions, all as of the date hereof. These laws and other authorities are subject to differing interpretations and change, possibly on a retroactive basis. No ruling has been sought from the IRS with respect to any US federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.
As used herein, a “US Holder” is a beneficial owner of ADSs that, for US federal income tax purposes, is (i) an individual who is a citizen or resident alien of the United States, (ii) a corporation (or other entity treated as a corporation for US federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a US person under the Code.

Additionally, a “non-US Holder” is a beneficial owner of ADSs that is neither a US Holder nor a partnership (or other pass-through entity) for US federal income tax purposes. If a partnership (or other entity treated as a partnership for US federal income tax purposes) is a beneficial owner of ADSs, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding ADSs are urged to consult their tax advisors regarding an investment in ADSs.
THIS SUMMARY IS PROVIDED FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO CONSTITUTE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. EACH PROSPECTIVE INVESTOR IN ADSs IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-US TAX LAWS, AS WELL AS US FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.
US Federal Income Tax Treatment of ADSs
For US federal income tax purposes, a beneficial owner of ADSs generally will be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs.
US Federal Income Taxation of US Holders
The tax treatment of your ADSs will depend in part on whether or not we are a passive foreign investment company, or “PFIC,” for US federal income tax purposes. Except as discussed below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not a PFIC for such purposes.
Taxation of Dividends and Other Distributions on the ADSs
The gross amount of distributions made by us to you with respect to your ADSs (including the amount of any taxes withheld therefrom) generally will be includable in your gross income as dividend income on the date the depositary receives the dividend, actually or constructively, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). If you are a corporate US Holder, you will not be eligible for the dividends-received deduction typically allowed to corporations in respect of dividends received from other US corporations.
If you are a non-corporate US Holder, dividends that constitute “qualified dividend income” will be taxable to you at the preferential rates applicable to long-term capital gains, provided that (1) the ADSs are readily tradable on an established securities market in the US, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Because there is no income tax treaty between the US and the Cayman Islands, clause (1) above can be satisfied only if the ADSs are readily tradable on an established securities market in the United States. Under IRS guidance, ADSs are considered for purpose of clause (1) above to be readily tradable on an established securities market in the US if they are listed on Nasdaq. We can provide no assurances as to whether our proposed Nasdaq listing will be successful. You are urged to consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs, including the effects of any change in law after the date of this prospectus.
To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits (as determined under US federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs, and, to the extent the amount of the distribution exceeds your tax basis, it will then be taxed as capital gain. We do not, however, intend to calculate our earnings and profits under US federal income tax principles. Therefore, absent evidence to the contrary, you generally should expect to treat each distribution that we make as a dividend.
To the extent you are subject to any withholding of non-US income taxes on dividends paid to you with respect to your ADSs, you must include any such tax withheld in the calculation of your dividend income even if you do not in fact receive any such amount withheld. Subject to certain conditions and limitations, such taxes withheld on dividends, to the extent of the portion of such taxes that could not be reduced or refunded under a qualifying income tax treaty with the US or otherwise, generally would be treated as foreign taxes eligible for credit against your US federal income tax liability. Special rules would apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential tax rates. For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to the ADSs generally will be treated as dividend income derived from sources outside the US and generally will be considered “passive” income for purposes of applying the foreign tax credit limitations. The rules governing the foreign tax credit are complex. You are urged to consult your own tax advisor regarding the tax consequences to you to the extent you are subject to any withholding of non-US income taxes on dividends paid to you with respect to your ADSs.
Taxation of Dispositions of ADSs
If you are a US Holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount that you realize on such disposition and your adjusted tax basis, determined in US dollars, in your ADSs. Capital gain of a non-corporate US Holder generally is taxed at preferential rates where the ADSs are held for more than one year. The gain or loss generally will be considered income or loss derived from sources within the United States for foreign tax credit limitation purposes, subject to the application of any applicable income tax treaty under which you are entitled to benefits. Consequently, you may not be able to use the foreign tax credit arising from any non-US income tax imposed on the disposition of your ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from non-US sources. You are urged to consult your tax advisor regarding the tax consequences in case any non-US tax is imposed on gain on a disposition of your ADSs, including the availability of the foreign tax credit, under your particular circumstances.
Additional Taxes
US Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, the ADSs, subject to certain limitations and exceptions. Under applicable Treasury regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund rules, discussed below under “—Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a qualified electing fund. US Holders should consult their own tax advisors regarding the applicability of such tax to their ownership and disposition of the ADSs.
Passive Foreign Investment Company Rules
While we do not presently expect to be a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the value and composition of our assets and income. No ruling from the IRS or opinion of counsel will be sought our obtained with respect to our PFIC determination for any taxable year.
In general, if you are a US Holder, we will be a PFIC with respect to you if for any taxable year in which you hold the ADSs:
•
at least 75% of our gross income for such taxable year is passive income; or

•
at least 50% of the value of our assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), net gains from transactions in commodities (unless derived in an active business and certain requirements are met), and gains from the disposition of passive assets. In making our PFIC determination, we will be treated as owning our proportionate share of the assets, and earning our proportionate share of the income, of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the asset test, (1) the cash that we raise in this offering generally will be considered to be held for the production of passive income and (2) the value of our assets likely will be determined based on the market value of our ordinary shares (including those represented by the ADSs) from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.
We must make a separate determination each taxable year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2021 taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of each taxable year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for US federal income tax purposes because we include their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test likely will be determined based on the market price of our ordinary shares (including those represented by the ADSs), and because cash generally is considered to be an asset held for the production of passive income, our PFIC status could depend in large part on the market price of our ordinary shares (including those represented by the ADSs) and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of our ordinary shares (including those represented by the ADSs) may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares (including those represented by the ADSs) from time to time and the amount of cash that we raise in this offering) that may not be within our control. If we are a PFIC for any taxable year during which you hold the ADSs, the ADSs will continue to be treated as stock in a PFIC for all succeeding years during which you hold the ADSs. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs.
If we are a PFIC for any taxable year(s) during which you hold the ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain that you realize from a sale or other disposition (including a pledge) of the ADSs, unless you make a “mark-to-market” election, as discussed below. Distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs generally will be treated as an excess distribution. Generally, under these special tax rules:
•
the excess distribution or gain will be allocated ratably over your holding period for the ADSs;

•
the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be taxable as ordinary income, and

•
the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distributions” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs cannot be treated as capital in nature, even if you otherwise hold the ADSs as capital assets.
A US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year for which you hold (or are deemed to hold) ADSs and for which we are determined to be a PFIC, you will include in your gross income each taxable year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such taxable year over your adjusted tax basis in such ADSs. Amounts included in your gross income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, generally will be treated as ordinary income. You generally will be allowed an ordinary loss for the excess, if any, of the adjusted tax basis of the ADSs over their fair market value as of the close of the taxable year. However, such ordinary loss will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your gross income for prior taxable years. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in gross income for such ADSs. Your tax basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs” generally would not apply.
The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable Treasury regulations), including Nasdaq.
Alternatively, a US Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A US Holder who makes a valid qualified electing fund election with respect to a PFIC generally will be required to include in gross income for a taxable year such holder’s pro rata share of the PFIC’s ordinary earnings and net capital gain for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such US Holder with certain information regarding its earnings and profits as required under applicable Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.
If you hold ADSs in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ADSs, including regarding distributions received on the ADSs and any gain realized on the disposition of the ADSs.
If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs, then such ADSs will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the taxable year in which we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules described above, including treating the gain as an excess distribution. As a result of the purging election, you will have a new tax basis (equal to the fair market value of the ADSs on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs for tax purposes.
The periods during which the PFIC rules described in this section may apply to you, including the time for making any of the elections discussed above, could vary depending on whether you have held, currently hold, or will hold any of our ordinary shares not represented by the ADSs. You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs and the elections discussed above.
US Federal Income Taxation of Non-US Holders
Taxation of Dividends and Other Distributions on ADSs
If you are a non-US Holder, dividends paid to you in respect of ADSs will not be subject to US federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States and, if required by a qualifying income tax treaty with the United States as a condition for subjecting you to US federal income taxation on a net income basis, the dividends are attributable to a permanent establishment that you maintain in the United States. In such cases, you generally will be taxed in substantially the same manner as a US Holder. If you are a corporate non-US Holder, “effectively connected” dividends, under certain circumstances, may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of a qualifying income tax treaty with the United States that provides for a lower rate.

Taxation of Dispositions of ADSs
If you are a non-US Holder, you will not be subject to US federal income tax on gain recognized on the sale or other disposition of your ADSs unless:
•
the gain is “effectively connected” with your conduct of a trade or business in the United States and, if required by a qualifying income tax treaty with the United States as a condition for subjecting you to US federal income taxation on a net income basis, the gain is attributable to a permanent establishment that you maintain in the United States; or

•
you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-US Holder, “effectively connected” gains that you recognize, under certain circumstances, also may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of a qualifying income tax treaty with the United States that provides for a lower rate.
Information Reporting and Backup Withholding
Certain US Holders,including individuals that own “specified foreign financial assets” with an aggregate value in excess of a specified threshold generally are required to file an annual information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts not held through a custodial account with a US financial institution, as well as securities issued by a non-US issuer (which would include the ADSs). Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Applicable Treasury regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. US Holders that fail to report the required information could be subject to substantial penalties.
Dividend payments to a US Holder with respect to the ADSs and proceeds from the sale, exchange or redemption of the ADSs may be subject to information reporting to the IRS (on an applicable IRS Form 1099) and possible US backup withholding. Backup withholding generally will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certifications or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certifications on IRS Form W-9.
If you are a non-US Holder, you generally will be exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-US payor. You generally will be exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of ADSs effected at a US office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a US person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-US person, or (ii) you otherwise establish an exemption.
Payment of the proceeds from the sale of ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.
Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ADSs, including the application of the rules to their particular investment and other personal circumstances.

UNDERWRITING
EF Hutton, division of Benchmark Investments, LLC (the “Representative”). is acting as representative of the underwriters of the offering. We have entered into an underwriting agreement with the Representative (the “underwriting agreement”). Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below and the underwriters have severally agreed to purchase, the number of ADSs set forth opposite the underwriter’s name in the following table at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus.
Name	Number of ADSs
EF Hutton, division of Benchmark Investments, LLC
Total
The underwriters are committed to purchase all of the ADSs offered by us, other than those covered by the over-allotment option to purchase additional ADSs described below, if they purchase any ADSs. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations, and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.
We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.
The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public, and to reject orders in whole or in part.
Over-Allotment Option
We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase up to an aggregate of        ADSs (equal to 15% of the ADSs sold in the offering) at the initial public offering price per ADS, less underwriting discounts and commissions, solely to cover over-allotments, if any. The purchase price to be paid per additional ADS shall be equal to the initial public offering price per ADS less the underwriting discount. If this option is exercised in full, the total price to the public will be $       and the total net proceeds, before expenses, to us will be $      .
Discounts, Commissions, and Reimbursement
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.
Total
	Per ADS	Without Option	With Option
Initial public offering price	$
Underwriting discounts and commissions (7.5%)	$
Proceeds, before expenses, to us	$
The underwriters propose to offer the ADSs to the public at the initial public offering price set forth on the cover of this prospectus. If all of the ADSs offered by us are not sold at the initial public offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.
We have also agreed to pay all expenses relating to the offering, including: (a) all filing fees and expenses relating to the registration of the ordinary shares and ADSs with the Securities and Exchange Commission;

(b) all fees and expenses relating to the listing of the ADSs on Nasdaq; (c) all filing fees and communication expenses associated with the review of the offering by FINRA; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of shares offered under “blue sky” securities laws or the securities laws of foreign jurisdictions designated by the Representative, including the reasonable fees and expenses of the Representative’s blue sky counsel; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares under the securities laws of such foreign jurisdictions; (f) the costs of mailing and printing the offering materials; (g) transfer and/or stamp taxes, if any, payable upon our transfer of the shares to the Representative; and (h) the fees and expenses of our accountants; (i) all fees, expenses and disbursements relating to background checks of our directors and officers in an amount not to exceed $15,000 in the aggregate, (j) the Representative’s actual accountable roadshow expenses for the offering up to $20,000; (k) the cost associated with the Representative’s use of Ipreo’s bookbuiliding, prospectus tracking and compliance software for the offering; (l) the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000 and (m) the fees of counsel to the underwriters in an amount not to exceed $125,000.
We have paid a $25,000 expense advance to the Representative, which shall be applied against actual out-of-pocket-accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C). We have agreed to pay to the Representative 1% of the gross proceeds of the offering for non-accountable expenses, payable upon the closing of the offering.
We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, and including the above-referenced advance to the Representative, will be approximately $     .
Pricing of the Offering
Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the Representative. In determining the initial public offering price, we and the Representative expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the Representative;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common equity of generally comparable companies, and

•
other factors deemed relevant by the representative and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.
Discretionary Accounts
The underwriters do not intend to confirm sales of the ADSs offered hereby to any accounts over which they have discretionary authority.
Lock-Up Agreements
Subject to various leak out provisions, early termination provisions and exceptions, our executive officers and directors, and certain of our stockholders have agreed not to, without the prior written consent of the Representative, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any shares of our ordinary shares (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of our ordinary shares, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of ordinary shares, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any of the ordinary shares or securities convertible into or exercisable or exchangeable for the ordinary shares or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for periods of 180 to 365 days from the date of this prospectus.
Subject to the lock up agreement arrangements, we have registered for resale an aggregate of      ordinary shares for certain of our shareholders, which resale prospectus is included in the registration statement of which this prospectus is a part.
No Sales of Similar Securities
We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for the ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the Representative, for a period of 360 days from the date of this prospectus.
Electronic Offer, Sale, and Distribution of Securities
A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.
Listing
We have applied to list the ADSs on the Nasdaq Global Market under the symbol “GRFX”.
Stabilization
In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales.
•
Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

•
Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

•
Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.
•
Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making
In connection with this offering, underwriters, and selling group members may engage in passive market making transactions in our securities on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.
Electronic Distribution
A prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriter of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as Underwriter, and should not be relied upon by investors.
Other Relationships
The Underwriter has informed us that it does not expect to confirm sales of the ADSs offered by this prospectus to any accounts over which they exercise discretionary authority.
Some of the Underwriter and its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.
Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
No action has been taken in any jurisdiction (except in the US) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
Australia.   This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:
(a)   you confirm and warrant that you are either a:
(i)   “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;
(ii)   “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;
(iii)   person associated with the company under section 708(12) of the Corporations Act; or
(iv)   “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;
and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;
(b)   you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ordinary shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
Canada.   The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Cayman Islands.   This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.
European Economic Area.   In relation to each Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
by the Underwriter to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of ADSs shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or the Underwriter to produce a prospectus for such offer. Neither we nor the Underwriter has authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the Underwriter which constitute the final offering of ADSs contemplated in this prospectus.
For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the offer of ADSs contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and Underwriter that:
•
it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•
in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.
Hong Kong.   This prospectus may not be circulated or distributed in Hong Kong. Please note that the ADSs have not been offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.
Japan.   The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
People’s Republic of China.   This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.
Singapore.   This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.
Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.
Taiwan.   The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

EXPENSES RELATING TO THIS OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq listing fee, all amounts are estimates.
(US$)
SEC registration fee	$
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	$
These expenses will be borne by us. Underwriting discounts and commissions will be borne by us in proportion to the numbers of ordinary shares sold in the offering.

LEGAL MATTERS
We are being represented by Wilson Williams, LLC, with respect to legal matters of United States federal securities law. The validity of the ordinary shares offered by this prospectus and legal matters as to Cayman Islands law will be passed upon for us by Appleby. We are being represented by Allbright Law Offices with regard to PRC law and Tso Au Yim & Yeung, Solicitors with regard to Hong Kong law. Wilson Williams, LLC may rely upon Appleby with respect to all matters governed by Cayman Islands law, may rely upon Allbright Law Offices with respect to matters governed by PRC law, and may rely upon Tso Au Yim & Yeung, Solicitors -with respect to matters governed by Hong Kong law. Lucosky Brookman LLP, is acting as US counsel for the underwriter.

EXPERTS
The consolidated financial statements as of December 31, 2019 and 2020 and for each of the two years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
The office of Friedman LLP is located at One Liberty Plaza, 165 Broadway, Floor 21, New York, NY 10006.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ADSs described herein. This prospectus, which constitutes part of the registration statement, does not include all the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We anticipate making these documents publicly available, free of charge, on our website at www.graphexgroup.com as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.
You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.
You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

GRAPHEX GROUP LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GRAPHEX GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
	As of December 31, 2020	As of June 30, 2021	As of June 30, 2021
	HK$’000	HK$’000	US$’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	37,709	28,445	3,647
Restricted cash	6,216	418	54
Trade and notes receivables, net	55,219	110,113	14,117
Trade and notes receivables – related parties	14,589	7,352	943
Inventories, net	28,323	52,057	6,674
Loan receivables – related parties	4,166	4,611	591
Prepayments, other receivables and other current assets, net	68,181	31,691	4,063
Contract assets	47,547	41,016	5,258
Tax recoverable	556	556	71
Total current assets	262,506	276,259	35,418
PROPERTY AND EQUIPMENT, NET	92,507	80,699	10,346
OTHER ASSETS
Goodwill	101,939	101,939	13,069
Other intangible assets, net	630,576	610,143	78,223
Investment in unconsolidated associates	854	689	88
Equity investment, fair value	1,235	1,249	160
Prepayments and deposits	3,387	2,166	278
Deferred tax assets, net	3,351	4,819	618
Total non-current assets	741,342	721,005	92,436
TOTAL ASSETS	1,096,355	1,077,963	138,200
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of corporate bonds payable	149,712	115,294	14,781
Short-term borrowings	9,445	12,009	1,539
Short-term borrowings – related parties	14,680	7,551	968
Trade payable	15,066	19,314	2,476
Trade payable – related parties	1,072	1,084	139
Other payables and accruals	34,276	46,740	5,992
Other payables – related parties	1,473	763	98
Lease liabilities	11,182	10,307	1,321
Taxes payable	34,357	34,967	4,483
Contract liabilities	46,225	42,886	5,498
Total current liabilities	317,488	290,915	37,295
OTHER LIABILITIES
Promissory notes	298,089	306,879	39,343
Corporate bonds payable	76,041	85,413	10,950
Convertible note	—	6,254	802
Other borrowings – related parties	245	245	31
Noncurrent portion of lease liabilities	62,197	57,920	7,426
Consideration payable	86,500	86,500	11,090
Deferred tax liabilities	95,697	93,233	11,953
Total other liabilities	618,769	636,444	81,595
TOTAL LIABILITIES	936,257	927,359	118,890
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

	As of December 31, 2020	As of June 30, 2021	As of June 30, 2021
	HK$’000	HK$’000	US$’000
COMMITMENTS AND CONTINGENCIES
EQUITY
Ordinary shares, HK$0.01 par value; authorized – 780,000,000 shares and 2,000,000,000 shares; issued and outstanding 482,290,000 and 488,251,538 as of December 31, 2020 and June 30, 2021, respectively	4,823	4,883	626
Treasury shares, 9,881,275 and 50,000 shares as of December 31, 2020 and June 30, 2021, respectively	(99)	—	—
Additional paid-in capital	342,643	402,785	51,639
Accumulated deficit	(225,276)	(297,688)	(38,165)
Statutory reserves	10,706	10,706	1,373
Accumulated other comprehensive income	30,288	38,727	4,966
Total Graphex Group Limited Shareholders’ Equity	163,085	159,413	20,439
Non-controlling interests	(2,987)	(8,809)	(1,129)
TOTAL EQUITY	160,098	150,604	19,310
TOTAL LIABILITIES AND EQUITY	1,096,355	1,077,963	138,200

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRAPHEX GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
	For the six months ended June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
REVENUES
Revenues – third parties	151,373	180,397	23,127
Revenues – related parties	3,800	2,225	286
Total revenues	155,173	182,622	23,413
COST OF REVENUES	(90,264)	(111,761)	(14,329)
GROSS PROFIT	64,909	70,861	9,084
OPERATING EXPENSES
Selling and marketing expenses	8,017	6,236	799
General and administrative expenses	73,034	90,501	11,603
Research & development expense	4,138	12,937	1,659
Provision for doubtful accounts	6,394	10,009	1,283
Impairment losses	20,652	4,377	561
Total operating expenses	112,235	124,060	15,905
LOSS FROM OPERATIONS	(47,326)	(53,199)	(6,821)
OTHER INCOME (EXPENSE)
Finance expenses	(24,978)	(34,029)	(4,363)
Interest income	1,094	356	46
Service income	1,375	6,154	789
Government grants	1,722	863	111
Fair value change – call options	(1,182)	—	—
Fair value change – equity investment	(188)	(176)	(23)
Investment loss in unconsolidated affiliates	710	—	—
Other income, net	2,020	661	85
Total other income (expenses), net	(19,427)	(26,171)	(3,355)
LOSS BEFORE TAX	(66,753)	(79,370)	(10,176)
INCOME TAX BENEFIT/(EXPENSE)	6,206	4,542	582
NET LOSS	(60,547)	(74,828)	(9,594)
Less: loss attributable to non-controlling interests	(8,958)	(2,416)	(310)
NET LOSS ATTRIBUTABLE TO GRAPHEX GROUP LIMITED	(51,589)	(72,412)	(9,284)
NET LOSS	(60,547)	(74,828)	(9,594)
OTHER COMPREHENSIVE LOSS (INCOME)
Foreign currency translation adjustment	(15,722)	8,383	1,075
COMPREHENSIVE LOSS	(76,269)	(66,445)	(8,519)
Less: Comprehensive loss attributable to non-controlling interest	(8,925)	(2,471)	(318)
COMPREHENSIVE LOSS ATTRIBUTABLE TO GRAPHEX GROUP LIMITED	(67,344)	(63,974)	(8,201)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and Diluted	472,358,725	481,397,723	481,397,723
LOSS PER SHARE
Basic and Diluted	(0.109)	(0.150)	(0.019)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRAPHEX GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
	Ordinary shares	Par value	Treasury shares	Additional paid in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Total Graphex Group Limited’s shareholders’ equity	Non-controlling interests	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$	HK$
BALANCE, January 1, 2020	482,290,000	4,823	(99)	342,643	10,706	(128,951)	(11,400)	217,722	456	218,178
Loss for the period	—	—	—	—	—	(51,589)	—	(51,589)	(8,958)	(60,547)
Foreign currency translation adjustments	—	—	—	—	—	—	(15,755)	(15,755)	33	(15,722)
Disposal of non-controlling interest	—	—	—	—	—	—	—	—	682	682
Release of exchange fluctuation reserve upon disposal of subsidiaries	—	—	—	—	—	—	(28)	(28)	—	(28)
BALANCE, June 30, 2020	482,290,000	4,823	(99)	342,643	10,706	(180,540)	(27,183)	150,350	(7,787)	142,563
BALANCE December 31, 2020 ad January 1, 2021	482,290,000	4,823	(99)	342,643	10,706	(225,276)	30,288	163,085	(2,987)	160,098
Loss for the period	—	—	—	—	—	(72,412)	—	(72,412)	(2,416)	(74,828)
Foreign currency translation adjustments	—	—	—	—	—	—	8,439	8,439	(56)	8,383
Issuance of warrants subscription rights associated with convertible notes	—	—	—	9,263	—	—	—	9,263	—	9,263
Beneficial conversion feature associated with convertible notes	—	—	—	33,096	—	—	—	33,096	—	33,096
Issue of shares upon conversion of convertible notes	5,961,538	60	—	3,815	—	—	—	3,875	—	3,875
Equity-settled share-based transactions	—	—	99	13,968	—	—	—	14,067	—	14,067
Dividend paid to non-controlling interests	—	—	—	—	—	—	—	—	(3,350)	(3,350)
BALANCE, June 30 2021	488,251,538	4,883	—	402,785	10,706	(297,688)	38,727	159,413	(8,809)	150,604
BALANCE, June 30, 2021 (US$’000)	488,251,538	626	—	51,639	1,373	(38,165)	4,966	20,439	(1,129)	19,310
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRAPHEX GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the six months June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	(60,547)	(74,828)	(9,594)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for doubtful accounts	6,394	10,009	1,283
Depreciation and amortization	37,117	36,903	4,731
Impairment losses	20,652	4,377	561
Fair value change of call options	1,182	—	—
Deferred tax benefit	(8,408)	(4,983)	(639)
Amortization of bond discount	2,995	11,493	1,473
Amortization of note discount	8,106	12,271	1,573
Amortization of convertible notes discount	—	5,988	768
Share of losses of equity-method investments	188	176	23
Share based payments	—	14,067	1,803
Gain on disposal of subsidiaries	(710)	—	—
(Gain)/loss on disposal of property and equipment	(499)	29	4
Change in operating assets and liabilities:
Inventories	(4,579)	(23,411)	(3,001)
Trade and notes receivables	7,230	(59,739)	(7,659)
Trade and notes receivables – related parties	7,946	7,074	907
Prepayments, other receivables and other assets	(17,657)	39,103	5,013
Contract assets	(4,675)	3,000	385
Trade payables	(7,216)	4,090	524
Income taxes payable	(3,758)	250	32
Contract liabilities	8,530	(3,810)	(488)
Other payables and accrued liabilities	22,501	(990)	(127)
Net cash provided by/(used in) operating activities	14,792	(18,931)	(2,428)
CASH FLOWS FROM INVESTING ACTIVITIES:
Repayment of a loan from related parties	11,680	4,569	586
Loan to related parties	(8,345)	(6,044)	(775)
Purchases of other intangible assets	(1,587)	(66)	(8)
Purchases of property and equipment	(9,883)	(473)	(61)
Net cash used in investing activities	(8,135)	(2,014)	(258)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of corporate bonds	78,500	8,000	1,026
Payments of debt issue costs	(5,145)	(560)	(72)
Repayment of corporate bonds	(55,500)	(36,500)	(4,679)
Proceeds from issue of convertible notes	—	46,500	5,962
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

	For the six months June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
Proceeds from bank loans	—	6,009	770
Repayments of short-term borrowings – related parties	(3,162)	(6,549)	(840)
Proceeds of short-term borrowings – related parties	21,000	909	117
Principal payments under capital lease obligation	(6,507)	(5,835)	(748)
Dividend paid to non-controlling interests	—	(3,351)	(430)
Repayments of short-term borrowings	(51,950)	(3,445)	(442)
Net cash (used in)/provided by financing activities	(22,764)	5,178	664
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(4,167)	706	92
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(20,274)	(15,061)	(1,930)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	53,882	43,924	5,631
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	33,608	28,863	3,701
Cash and cash equivalents	27,881	28,445	3,647
Restricted cash	5,727	418	54
	33,608	28,863	3,701
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	5,660	192	25
Cash paid for interest expense	8,116	6,590	845
Supplemental schedule of non-cash investing and financing activities:
Recognition of ROU assets and lease liabilities	123	—	—
Unpaid consideration for the business acquisition	86,500	—	—
Conversion of convertible debt into common stock	—	3,875	497
Beneficial conversion feature resulted from issuance of convertible notes	—	33,096	4,298
Warrant subscription rights allocated from convertible notes	—	9,623	1,234

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRAPHEX GROUP LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — ORGANIZATION AND BUSINESS
Graphex Group Limited (formerly known as Earthasia International Holdings Limited) (the “Company”) was incorporated as an exempted Company with limited liability in the Cayman Islands on November 25, 2013. On April 9, 2021, the Company’s name was changed to Graphex Group Limited. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.
Graphex Group Limited and its subsidiaries (collectively referred to as the “Group”) with headquarters in the Hong Kong Special Administrative Region (“Hong Kong’) of the People’s Republic of China (“PRC” or “China”). The principal activities of the Group are the Landscape Architecture and Design Business mainly in Hong Kong and PRC, the Catering Business and the Graphene Products Business in PRC.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Liquidity and going concern
The Group’s accounts have been prepared assuming that the company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Group’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Group and repayment of the short-term debt facilities as and when they fall due.
During the year ended December 31, 2020 and the six months ended June 30, 2021, the Group incurred net losses of HK$100,621,000 and HK$74,828,000 (approximately US$9,594,000), respectively. As of June 30, 2021, the Group’s current liabilities exceeded its current assets by HK$14,656,000 (approximately US$1,877,000) which together with continue losses from operations raises substantive doubt about its ability to continue as a going concern. In view of these circumstances, the management of the Group have given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.
Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Group to continue as a going concern. The unaudited interim condensed consolidated financial statements for the six months ended June 30, 2021 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Group to continue as a going concern.
Basis of presentation
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“USGAAP”). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2021. Accordingly, these unaudited interim condensed financial statements should be read in conjunction with the Group’s audited financial statements and note thereto as of and for the years ended December 31, 2019 and 2020.

Principle of consolidation
The unaudited interim condensed consolidated financial statements include the financial statements of the Group and its subsidiaries (collectively referred to as the “Group”) for the six months ended June 30, 2020 and 2021. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Group has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.
The financial statements of the subsidiaries are prepared for the same reporting period as the Group, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control and continue to be consolidated until the date that such control ceases.
Profit or loss and each component of other comprehensive income (loss) are attributed to the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Group and its subsidiaries are eliminated in full on consolidation.
Inventories
Inventories consist of raw materials and finished goods and are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis and, in the case of finished goods, comprises direct materials, direct labor and an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to disposal. Management reviews inventories for obsolescence and cost in excess of net realizable value quarterly and records a reserve against the inventory when the carrying value exceeds net realizable value for the six months ended June 30, 2020 and 2021, provision for inventory obsolescence were nil.
Prepayments, other receivable and other current assets
Prepayments, other receivables and other current assets are mainly funds deposited or advanced to vendors for future inventory purchases or service providers for future services, rental deposits, service income receivables, employee advances and amount due from unrelated entities. These amounts are refundable and bear no interest. Management reviews its prepayments, other receivable and other current assets on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. For the six months ended June 30, 2020 and 2021, provision for doubtful accounts were HK$2,601,000 and HK$451,000 (approximately US$58,000), respectively.
Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.
Depreciation is calculated on the straight-line basis over its estimated useful life as follows:
Leasehold improvements	Over the shorter of the lease terms and 5 years Right-
of-use assets	Over the lease terms
Furniture and equipment	5 years
Motor vehicles	5 years
Machinery	5 – 10 years
The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.
Intangible assets, net
Intangible assets mainly include those acquired through business combination and purchased intangible assets. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. Purchased intangible assets are initially recognized and measured at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.
Identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:
Brand names	8 – 10 years
Backlog contracts	20 years
Trademarks	15 years
Patents	15 years
Customer relationships	10 years
Software	3 – 5 years
Goodwill
Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed. The Group reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred.
The Group, however, selects to perform a two-step goodwill impairment test. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in adjusting the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of each reporting unit includes estimating future cash flows, determining appropriate discount rates, control premium, comparable companies’ multipliers and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. For the six months ended June 30, 2020 and 2021, the Group recognized impairment loss of HK$nil.

Contract assets
A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.
Contract liabilities
A contract liability is the obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.
Leases
Effective January 1, 2019, the Group adopted ASU 2016-02, “Leases” (Topic 842) which requires lessees to be recognized on the balance sheet a right-of-use asset (“ROU assets”) and related lease liability on the consolidated balance sheets using a modified retrospectively approach. The consolidated financial statements related to periods prior to January 1, 2019, were not restated, and continue to be reported under ASC Topic 840 — Leases (“ASC 840”), which did not require the recognition of operating lease liabilities on the consolidated balance sheets. As a result, the consolidated financial statements related to periods prior to January 1, 2019, are not entirely comparative with current and future periods. As permitted under ASC 842, the Group elected several practical expedients that permit the Group to not reassess (1) whether existing contracts are or contain a lease, (2) the classification of existing leases, and (3) whether previously capitalized costs continue to qualify as initial indirect costs. In addition, the Group has elected not to recognize short-term leases on the consolidated balance sheets.
ROU asset represents the Group’s rights to use underlying assets for the lease term and lease liability represents the Group’s obligation to make lease payments arising from the lease. Operating lease ROU asset and liability are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.
Beneficial Conversion Feature
The Company evaluates the conversion feature to determine whether it was beneficial as described in ASC 470-20. The intrinsic value of a beneficial conversion feature inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible notes payable and may not be settled in cash upon conversion, is treated as a discount to the convertible notes payable. This discount is amortized over the period from the date of issuance to the date the notes is due using the effective interest method. If the notes payable are retired prior to the end of their contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the beneficial conversion feature is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the shares of common stock at the commitment date to be received upon conversion.
Segment reporting
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.
Recent Accounting Pronouncements
In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815),” an amendment clarifying the interaction between accounting standards related to equity securities, equity method investments, and certain derivative instruments. The guidance is effective for fiscal years beginning after December 15, 2020. ASU 2020-01 will become effective for the Company in fiscal 2022. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.
In October 2020, the FASB issued ASU 2020-10, “Codification Improvements,” this ASU affects a wide variety of Topics in the Codification. They apply to all reporting entities within the scope of the affected accounting guidance. More specifically, this ASU, among other things, contains amendments that improve the consistency of the Codification by including all disclosure guidance in the appropriate Disclosure Section (Section 50). Many of the amendments arose because the FASB provided an option to give certain information either on the face of the financial statements or in the notes to financial statements and that option only was included in the Other Presentation Matters Section (Section 45) of the Codification. The option to disclose information in the notes to financial statements should have been codified in the Disclosure Section as well as the Other Presentation Matters Section (or other Section of the Codification in which the option to disclose in the notes to financial statements appears). Those amendments are not expected to change current practice. The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments is permitted for and varies based on the entity. The amendments should be applied retrospectively and at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.
NOTE 3 — TRADE AND NOTES RECEIVABLES, NET
As of December 31, 2020 and June 30, 2021, Trade and notes receivables, net consist of the following:
	As at
	December 31, 2020	June 30, 2021	June 30, 2021
	HK$’000	HK$’000	US$’000
Trade and notes receivables	104,061	165,496	21,217
Less: Allowance for doubtful accounts	(48,842)	(55,383)	(7,100)
	55,219	110,113	14,117
Included in the Group’s trade and notes receivables were amounts billed HK$72,214,000 and HK$130,924,000 (approximately US$16,785,000) as of December 31, 2020 and June 30, 2021 respectively and unbilled of HK$31,847,000 and HK$34,572,000 (approximately US$4,432,000) as of December 31, 2020 and June 30, 2021, respectively.
Notes receivables represented the non-interest bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which ranged from three to six months from the date of issuance. As of December 31, 2020 and June 30, 2021, notes receivable was HK$570,000 and HK$120,000 (approximately US$15,000), respectively. No notes receivable was guaranteed or collateralized.
For the six months ended June 30, 2020 and 2021, provision for doubtful accounts were HK$1,903,000 and HK$5,968,000 (approximately US$765,000), respectively.
The following table summarizes the changes in allowance for doubtful accounts:

	For the year ended December 31, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2021
	HK$’000	HK$’000	US$’000
Beginning balance	35,686	48,842	6,262
Charge to expense	10,286	5,968	765
Exchange difference	2,870	573	73
Ending balance	48,842	55,383	7,100
NOTE 4 — INVESTMENTS
As of December 31, 2020 and June 30, 2021, investments consist of the following:
	As of December 31, 2020	As of June 30, 2021	As of June 30, 2021
	HK$’000	HK$’000	US$’000
(i) Investment in joint ventures	—	—	—
(ii) Investment in associates	854	689	88
(iii) Equity investments at fair value	1,235	1,249	160
	2,089	1,938	248
(i) Investments in joint ventures
The following table illustrates the aggregate financial information of the Group’s joint ventures that are not individually material:
	As of December 30, 2020	As of June 30, 2021	As of June 30, 2021
	HK$’000	HK$’000	US$’000
EA Trading	—	—	—
The followings are details of investments in joint ventures.
Name	Particulars of issued shares held/ paid-up capital	Place of registration and business	Percentage of
			Ownership interest	Voting power	Profit sharing	Principal activity
Ease Global Limited (“EA Trading”)	Issued shares of US$100	BVI	30	50	30	Trading business
The Group has discontinued the recognition of its share of losses of a joint venture, EA Trading, because the share of losses of the joint venture exceeded the Group’s interest in the joint venture and the Group has no obligation to take up further losses. During the year ended December 31, 2020, the shareholders of EA Trading reorganized the Group of EA Trading. After the reorganization, Trade More Global Limited is owned and controlled by the same control group as Earthasia Worldwide Holdings Limited. The Group held 30% equity interest in Ease Global Limited which held 100% equity interest in Trade More Global Limited.
Movements on investment in joint ventures during the year ended December 31, 2020 and the six months ended June 30, 2020 were as follows:
HK$’000
As of January 1, 2020	—
Capital contribution to a joint venture	114
Share of loss	(114)
As of December 31, 2020 and June 30, 2021	—

(ii) Investments in Associates
	As of December 31, 2020	As of June 30, 2021	As of June 30, 2021
	HK$’000	HK$’000	US$’000
Teddy	854	689	88
Particulars of the Group’s associates are as follows:
			Percentage of
Name	Particulars of issued shares held/ paid-up capital	Place of registration and business	Ownership interest	Voting power	Profit sharing	Principal activity
Shanghai Teddy Friends Investment Management Limited (“Teddy”)	Registered capital of RMB27,000,000	Mainland China	20	20	20	Investment holding
Suzhou Sudi Investment and Development Limited (“Sudi”)	Registered capital of RMB35,000,000	Mainland China	10	10	10	Operating a theme park facility in Mainland China
Teddy and its subsidiary, Sudi are indirectly held by the Company. Teddy and Sudi, which are considered as associates of the Group and are accounted for using the equity method.
Movements on investment in associates during the year ended December 31, 2020 and the six months ended June 30, 2021 were as follows:
HK$’000
As of January 1, 2020	1,212
Share of loss	(419)
Exchange difference	61
As of December 31, 2020	854
Share of loss	(176)
Exchange difference	11
As of June 30, 2021	689
For the six months ended June 30, 2020 and 2021, the Group recognized share of loss of HK$188,000 and HK$176,000 (approximately US$23,000), respectively. There was no indicator of impairment noted for the investments in associates as of December 31, 2020 and June 30, 2021.
(iii) Equity investments at fair value
	As of December 31, 2020	As of June 30, 2021	As of June 30, 2021
	HK$’000	HK$’000	US$’000
Unlisted equity investment, at fair value
Shenzhen Qianhai Lendbang Internet Financial Services Limited (“Lendbang”)	1,235	1,249	160
In 2015, the Company paid HK$2.86 million for investing in approximately 7.41% equity interest in an unlisted entity, namely Shenzhen Qianhai Lendbang Internet Financial Services Limited (“Lendbang”), which is an associate of Pubang Landscape Architecture Company Limited (“Pubang”) principally engaged in the internet financial services business. The above equity investment was irrevocably designated at fair value through other comprehensive income as the Group considers the investment to be strategic in nature.
Movements on unlisted equity investment unlisted during the year ended December 31, 2020 and the six months ended June 30, 2021 were as follows:

HK$’000
As of January 1, 2020	870
Share of loss	336
Exchange difference	29
As of December 31, 2020 and January 1, 2021	1,235
Share of loss	—
Exchange difference	14
As of June 30, 2021	1,249
During the six months ended June 30, 2020 and 2021, the Group received dividends in the amounts of HK$250,000 and nil from Lendbang, respectively. For the six months ended June 30, 2020 and 2021, the Group recognized changes in fair value in the amounts of nil through loss in the consolidated statement of operations.
NOTE 5 — DEBT
(i)
Short-term borrowings — related parties as of December 31, 2020 and June 30, 2021 were as follows:

				As of December 31, 2020	As of June 30, 2021
Current	Relationship	Interest rate %	Maturity	HK$’000	HK$’000	US$’000
Boxuan Wu	Legal representative of Taihuan	4.75%	2021	2,056	2,079	267
Suk Fan Chan	Shareholder of Thai Gallery	Zero	2020	1,563	—	—
Earthasia Worldwide Holdings Limited	Joint Venture	12%	2021	6,605	965	124
Shanghai Yi Gui Pinpai Management Limited (上海奕桂品牌管理有 限公司) (Yigui”)	Joint Venture	8%	2021	4,456	4,507	577
				14,680	7,551	968
Non- Current
Suk Fan Chan	Shareholder of Thai Gallery	Zero	2023	245	245	31
				245	245	31

(ii)
Short-term borrowings — third parties as of December 31, 2020 and June 30, 2021 were unsecured and as follows:

	Date of loan		Original Currency	Interest rate	Maturity date	As of December 31, 2020	As of June 30, 2021
Note		Guarantee				HK$’000	HK$’000	US$’000
(a)	19/2/2020	NO	HK$6,000	18%	4/29/2020	6,000	6,000	769
	Bank loans			4.875%	2022	—	6,009	770
	Bank overdrafts				On demand	3,455	—	—
						9,455	12,009	1,539

Note:
(a)
On February 19, 2020, the Group entered a short-term loan agreement with an individual, Shen Tao Yu to borrow HK$6,000,000 with due date on April 18, 2020. Up to November 23, 2021, the balance was not yet repaid.

(iii)   Corporate bonds payable

The corporate bonds recognized in the consolidated financial statements are calculated as follows:
	HK$6% Corporate Bonds due 2019	HK$6% Corporate Bonds due 2020	HK$6% Corporate Bonds due 2021	HK$9% Corporate Bonds due 2021	HK$6% Corporate Bonds due 2021	HK$6% Corporate Bonds due 2021	HK$6% Corporate Bonds due 2022	HK$6% Corporate Bonds due 2023	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
			(note b)		(note c)	(note d)	(note c)	(note e)
Balance as of January 1, 2020	14,000	41,352	101,031	5,000	34,539	—	—	—	195,922
Issuance during the year	—	—	—	—	—	5,000	79,500	—	84,500
Transaction costs	—	—	—	—	—	—	(5,565)	—	(5,565)
Repayment	(14,000)	(41,500)	—	—	—	—	—	—	(55,500)
Amortization	—	148	2,905	—	1,237	—	2,106	—	(13,046)
Balance as of December 31, 2020 (HK$’000)	—	—	103,936	5,000	35,776	5,000	76,041	—	225,753
Less: non- current portion (HK$’000)	—	—	—	—	—	—	(76,041)	—	(76,041)
Current portion (HK$’000)	—	—	103,936	5,000	35,776	5,000	—	—	149,712
Balance as of December 31, 2020 (US’000)	—	—	13,325	641	4,587	641	9,749	—	28,943
Less: non-current portion (US$’000)	—	—	—	—	—	—	(9,749)	—	(9,749)
Current portion (US$’000)	—	—	13,325	641	4,587	641	—	—	19,194
Balance as of as of January 1, 2021	—	—	103,936	5,000	35,776	5,000	76,041	—	225,753
Issuance during the year	—	—	—	—	—	—	—	8,000	8,000
Transaction costs	—	—	—	—	—	—	—	(560)	(560)
Repayment	—	—	(31,500)	—	—	(5,000)	—	—	(36,500)
Interest charged	—	—	4,349	223	1,683	46	4,831	361	11,493
Amortization	—	—	(2,849)	(223)	(1,101)	(46)	(3,028)	(232)	(7,479)
Balance as of June 30,2021 (HK$’000)	—	—	73,936	5,000	36,358	—	77,844	7,569	200,707
Less: non- current portion (HK$’000)	—	—	—	—	—	—	(77,844)	(7,569)	(85,413)
Current portion (HK$’000)	—	—	73,936	5,000	36,358	—	—	—	115,294
Balance as of December 31, 2020 (US’000)	—	—	9,479	641	4,661	—	9,980	970	25,731
Less: non-current portion (US$’000)	—	—	—	—	—	—	(9,980)	(970)	(10,950)
Current portion (US$’000)	—	—	9,479	641	4,661	—	—	—	14,781

Notes:
(a)
The Group’s corporate bonds were denominated in Hong Kong dollars, with duration of one to two years from the date subscribed.

(b)
On December 7, 2018, the Company issued HK$110,000,000 corporate bonds with a nominal value of HK$110,000,000, of which HK$105,500,000 was received in 2019. The bonds carry interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually after the period.

(c)
On November 25, 2019, the Company issued HK$150,000,000 corporate bonds with a nominal value of HK$150,000,000, of which HK$79,500,000 and HK$37,000,000 was received in 2020 and 2019, respectively. The bonds carry interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually after the period.

(d)
On February 26, 2020, the Company issued HK$5,000,000 corporate bonds with a nominal value of HK$5,000,000, of which HK$5,000,000 was received in 2020. The bonds carry interest at a rate of 6% per annum and payable annually after the period.

(e)
On January 6, 2021, the Company issued HK$8,000,000 corporate bonds with a nominal value of

HK$8,000,000, of which HK$8,000,000 was received in 2021. The bonds carry interest at a rate of 6% per annum and payable annually after the period.
(f)
The effective interest rates of HK$105,500,000 6% corporate bonds due in 2021 and HK$124,500,000 6% corporate bonds due in 2021 and 2022 were 9.13% and 10.04%, respectively.

For the six months ended June 30, 2020 and 2021, interest expense was HK$10,540,000 and HK$12,784,000 (approximately US$1,639,000) respectively.
NOTE 6 — PROMISSORY NOTE
Promissory details as of December 31, 2020 and June 30, 2021 were as follows:
	As of December 31, 2020	As of June 30, 2021	As of June 30, 2021
	HK$’000	HK$’000	US$’000
Beginning balance	281,307	298,089	38,217
Amortization (note (a))	16,782	8,790	1,126
Ending balance	298,089	306,879	39,343

Note:
(a)
The promissory note is measured at amortized cost using the effective rate method with the effective rate at 8.4% per annum.

For the six months ended June 30, 2020 and 2021, interest expense was HK$11,587,000 and HK$12,271,000 (approximately US$1,573,000), respectively.
NOTE 7 — CONVERTIBLE NOTES
The convertible notes details as of December 31, 2020 and June 30, 2021 were as follows:
	Total	Total
	HK$’000	US$’000
As at 1 January 2021	—	—
Proceeds of convertible notes (note (a))	46,500	5,962
Less: Allocated fair value of warrants subscription rights (note (b))	(9,263)	(1,188)
Less: Allocated intrinsic value of beneficial conversion feature (note (b))	(33,096)	(4,243)
Add: Accumulated amortization of debt discount	5,988	768
Conversion to shares (note (c))	(3,875)	(497)
At the June 30, 2021	6,254	802

Note:
(a)
Pursuant to the Subscription Agreement entered into between the Group and Lexinter International Inc. (“Lexinter”) on January 19, 2021, the Company shall issue the Convertible Notes and Warrants in tranches up to the aggregate principal amount not exceeding the total Commitment of US$15,000,000 (equivalent to HK$116,250,000) but not less than the Minimum Commitment of US$5,000,000 (equivalent to HK$38,750,000) which are secured by the Share Charge. The initial conversion price is HK$0.65 per conversion shares and the conversion note will bear the interest of 5.5% per annum and will be due on the second anniversary of their issue dates. During the period ended June 30, 2021, the Company issued various Convertible Notes in tranches in an aggregate amount of US$6,000,000 (HK$46,500,000) to Lexinter and two assignees of the Lexinter, EMA Financial, LLC and Masan Multi Strategy Fund SPC — Masan Hong Kong Equity Fund (“Masan Fund”).

(b)
At the time of issuance, the Company allocated the proceeds to the convertible notes and warrants subscription rights based on their relative fair values and evaluated the intrinsic value of the beneficial conversion feature (“BCF”) associated with the conversion feature of the convertible notes. The warrants are considered being indexed to the Company's own shares and therefore they meet the scope exception prescribed in ASC 815-10-15. The warrants subscription rights and BCF was recorded into additional paid-in capital. The warrants were treated as a discount on the convertible notes and were valued at HK$9,263,000 (approximately US$1,188,000). Additionally, the convertible notes were considered to have an embedded BCF because the effective conversion price was less than the fair value of the Company’s common stock on notes issuance date. The value of the BCF was recorded as a discount on the convertible notes. Hence, in connection with the issuance of the convertible notes, the Company recorded a total debt discount of HK$42,359,000 that will be amortized over the term of the Notes using effective interest rate method. The fair value of the warrants subscription rights was computed using the Black-Scholes option-pricing model variables used in the option-pricing model include (1) risk-free interest rate of 0.63% at the grant date, (2) expected warrant life of 5 years, (3) expected volatility of 73.33% and (4) expected dividend yield of 0.00%. On September 10, 2021, the warrants subscription rights were exercised and 48,228,846 warrant shares were issued at warrant purchase price of US$1.00.
(c)
During the period ended June 30, 2021, HK$356,000 interest was waived by Lexinter and its assignees.

(d)
On March 5, 2021, the convertible note of USD$500,000 (equivalent HK$3,875,000) was converted into 5,961,538 ordinary shares.

For the six months ended June 30, 2020 and 2021, interest expense was nil and HK$5,988,000 (approximately US$768,000), respectively.
NOTE 8 — INCOME TAX
Enterprise income tax
British Virgin Islands
Under the current laws of the British Virgin Islands, the Company incorporated in the British Virgin Islands is not subject to tax on income or capital gain. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Company in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.
The PRC
The Company’s subsidiaries that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%.
Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. Tanao qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2015 to 2020. The HNTE certificate of Tanao is expiring in 2021 and there exists uncertainties with the reapplication outcome.
Uncertain tax positions
The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020 and June 30, 2021, the Company did not have any significant unrecognized uncertain tax positions.
The Company did not incur any interest or penalty related to potential underpaid income tax expenses for the six months ended June 30, 2020 and 2021, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2021.
The income tax expenses comprise:
	For the six months ended June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
Current income tax expense	2,202	441	57
Deferred income tax benefit	(8,408)	(4,983)	(639)
Income tax expense (benefit)	(6,206)	(4,542)	(582)
The movements in deferred tax assets and deferred tax liabilities during the year are as follows:
Deferred tax assets
	Accumulated losses	Allowance of accounts	Total
	HK$’000	HK$’000	HK$’000
As at January 1, 2020	35	150	185
Credited to the statement of operations	—	781	781
Exchange difference	—	—	—
As at June 30, 2020	35	931	966
	Accumulated losses	Allowance of accounts	Total	Total
	HK$’000	HK$’000	HK$’000	US$’000
As at January 1, 2021	913	2,438	3,351	430
Credited to the statement of operations	(37)	1,473	1,436	184
Exchange difference	1	31	32	4
As at June 30, 2021	877	3,942	4,819	618
As of December 31, 2020 and June 30, 2021, HK$3,351,000 (approximately US$430,000) and HK$4,819,000 (approximately US$618,000) deferred tax assets have been recognized, respectively. The Group considers future taxable income, including the impacts of reversing taxable temporary differences and future forecasted income when evaluating whether deferred tax assets are more likely than not to be realized prior to expiration.
Deferred tax liabilities
	Fair value adjustments from acquisition of subsidiaries	Effect of withholding tax on the distributable profits of The Group’s PRC subsidiaries	Total
	HK$’000	HK$’000	HK$’000
On January 1, 2020	102,394	1,307	103,701
Credited to the statement of operations	(7,196)	—	(7,196)
Exchange difference	(2,122)	—	(2,122)
On June 30, 2020	93,076	1,307	94,383

	Fair value adjustments from acquisition of subsidiaries	Effect of withholding tax on the distributable profits of The Group’s PRC subsidiaries	Total	Total
	HK$’000	HK$’000	HK$’000	US$’000
On January 1, 2021	94,390	1,307	95,697	12,269
Credited to the statement of operations	(3,547)	—	(3,547)	(455)
Exchange difference	1,083	—	1,083	139
On June 30, 2021	91,926	1,307	93,233	11,953
Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in Mainland China. The requirement is effective from January 1, 2008 and applies to earnings after December 31, 2007. A lower withholding tax rate may be applied if there is a tax treaty between Mainland China and the jurisdiction of the foreign investors. The Group is liable for withholding taxes of 5% on dividends distributed by those subsidiaries established in Mainland China in respect of earnings generated from January 1, 2008.
NOTE 9 — SHARE CAPITAL AND TREASURY STOCK
Ordinary stock
The Company was established under the laws of Cayman Islands on November 25, 2013. The original authorized number of Ordinary Stock was 2,000,000,000 shares with a par value of HK$0.01 per share.
	As of December 31, 2020	As of June 30, 2021	As of June 30, 2021
	HK$’000	HK$’000	US$’000
Issued and fully paid ordinary stock	4,823	4,883	626
A summary of movements in the Company’s share capital is as follows:
	Number of issued and fully paid shares	Par value of shares	Additional paid-in capital accounts
		HK$’000	HK$’000
As of January 1, 2021	482,290,000	4,823	355,685
Issue of shares upon conversion of convertible notes (note (a))	5,961,538	60	3,815
As of June 30, 2021	488,251,538	4,883	359,500

Note:
(a)
On March 5, 2021, the Company allotted and issued a total of 5,961,538 conversion shares to Masan Fund, a convertible notes holder.

Treasury stock
A summary of movements in the Company’s treasury shares is as follows:
	Number of issued and fully paid shares	Par value of shares	Additional paid-in capital account
		HK$’000	HK$’000
As of January 1, 2021	(9,881,275)	(99)	(13,042)
Granting of shares under the share award scheme (note (b))	9,931,275	99	5,760
As of June 30, 2021	50,000	—	(7,282)

Note:
(b)
On January 28, 2021, the Board of Directors of the Company approved 9,931,275 shares to be granted and 9,931,275 shares were granted, accepted and vested to certain directors and other participants. The fair value of the 9,931,275 shares at grant date was approximately HK$5,859,000 (HK$0.59 each). The fair value in excess of the par value of these shares of approximately HK$5,760,000 was credited to additional paid in capital. The fair value at grant date is estimated using market price of shares at grant date which shares were granted.

Warrant
Pursuant to the Subscription Agreement entered into between the Group and Lexinter International Inc. (“Lexinter”) on January 19, 2021, the Company shall issue the Convertible Notes and Warrants in tranches up to the aggregate principal amount not exceeding the total Commitment of US$15,000,000 (equivalent to HK$116,250,000) but not less than the Minimum Commitment of US$5,000,000 (equivalent to HK$38,750,000) which are secured by the Share Charge. On September 10, 2021, the Initial Warrant is issued by the Company to the Subscriber at the Warrant Purchase Price of US$1.00, which entitles the Warrantholder to exercise the Warrant Subscription Right of up to an Initial Warrant Amount of US$4,045,000 worth of Warrant Shares equivalent to 48,228,846 Warrant Shares at the initial Warrant Exercise Price of HK$0.65 per Warrant Share.
Share award scheme
On August 21, 2014, the Company adopted a share award scheme. The specific objectives of the share award scheme are (i) to recognise the contributions by certain employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group.
Subject to any early termination as may be determined by the board of directors of the Company (the “Board”) pursuant to the rules of the share award scheme (the “Scheme Rules”), the share award scheme shall be valid and effective for a term of 10 years commencing on August 21, 2014.
The share award scheme shall be subject to the administration of the Company’s board of directors (the “Board”) and the trustee in accordance with the Scheme Rules and the trust deed as appointed by the Company. The trustee shall hold the trust fund in accordance with the terms of the trust deed.
The board of directors may from time to time cause to be paid the fund to the trust by way of settlement or otherwise contribution by the Company or any subsidiary as directed by the Board which shall constitute part of the trust fund, for the purchase of the Company’s shares and other purposes set out in the Scheme Rules and the trust deed. Subject to the Scheme Rules, the Board may from time to time instruct the trustee in writing to purchase the Company’s shares. Once purchased, the Company’s shares are to be held by the trustee for the benefit of employees under the trust on and subject to the terms and conditions of the share award scheme and the trust deed. On each occasion, when the Board instructs the trustee to purchase the Company’s shares, it shall specify the maximum amount of funds to be used and the range of prices at which such shares of the Company are to be purchased. The trustee may not incur more than the maximum amount of funds or purchase any shares of the Company at a price falling outside the range of prices so specified unless with the prior written consent of the Board.
Subject to the provision of the share award scheme, the Board may, from time to time at its absolute discretion, select any eligible person who contributes to the success of the Group’s operations (“Eligible Person”) other than those excluded for participation in the share award scheme, and grant awarded shares to the selected Eligible Person at no consideration in a number and on terms and conditions as it may determine at its absolute discretion.
Subject to the terms and conditions of the share award scheme and the fulfilment of all vesting conditions to the vesting of the awarded shares on such selected Eligible Person as specified in the share award scheme and the grant notice, the respective awarded shares held by the trustee on behalf of the selected Eligible Person pursuant to the provision hereof shall vest to such selected Eligible Person in accordance with the vesting schedule (if any) as set out in the grant notice, and the trustee shall cause the awarded shares to be transferred to such selected Eligible Person on the vesting date.
Prior to the vesting date, any award made pursuant to the share award scheme shall be personal to the selected Eligible Person to whom it is made and shall not be assignable and no selected Eligible Person shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any other person over or in relation to the awarded shares referable to him/her pursuant to such award.
The Board may at its discretion, with or without further conditions, grant additional shares of the Company or cash award out of the trust fund representing all or part of the income or distributions (including but not limited to cash income or dividends, cash income or net proceeds from sales of non-cash and non-scrip distributions, bonus shares and scrip dividends) declared by the Company or derived from such awarded shares during the period from the date of award to the vesting date to a selected Eligible Person upon the vesting of any awarded shares.
On January 28, 2021, the Group granted an aggregate 9,931,275 shares at grant date was approximately HK$5,859,000 to 10 selected participants pursuant to the Company Share Award Scheme. The vesting date of the shares was January 28, 2021.
Share option scheme
A share option scheme (the “Share Option Scheme”) was conditionally approved by the Company on 3 June 2014 for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations and the Share Option Scheme became effective on 25 June 2014. Eligible participants of the Share Option Scheme are the directors, including independent non-executive directors, of the Company and any entity in which the Group holds at least 20% of its shares (the “Invested Entity”), other employees of the Group or the Invested Entity, suppliers of goods or services to the Group or the Invested Entity, the customers of the Group or the Invested Entity, person that provides technological support to the Group or the Invested Entity, shareholders of the Group or the Invested Entity, holders of any securities issued by the Group or the Invested Entity, the advisor or consultant to the Group or the Invested Entity, and any non-controlling shareholder in the Company’s subsidiaries.
The maximum number of unexercised share options currently permitted to be granted under the Share Option Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue from time to time. The maximum number of shares issuable under share options to each eligible participant in the scheme within any 12-month period is limited to 1% of the shares of the Company in issue from time to time. Any further grant of share options in excess of this limit is subject to shareholders’ approval in a general meeting.
Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time or with an aggregate value (based on the price of the Company’s shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders’ approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors which shall not exceed ten years from the offer date subject to the provisions of early termination thereof.
The exercise price of share options is determinable by the directors, but may not be less than the highest of (i) the closing price of the shares on the Stock Exchange as stated in the Stock Exchange’s daily quotation sheet on the offer date; (ii) the average of the closing prices of the shares as stated in the stock exchange’s daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the nominal value of the shares on the offer date.
Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.
On January 28, 2021, the Board of Directors of the Company approved 25,500,000 share options to be granted and 25,500,000 share options were granted, accepted and vested to certain directors and employees under the Share Option Scheme. The exercise price of the options is HK$0.65. These share options granted were vested on January 28, 2021 with an exercise period from January 28, 2021 to January 27, 2026. The fair value at grant date is estimated using a binomial pricing model, taking into account the terms and conditions upon which the options were granted.
ASC Topic 718, Compensation — Stock Compensation, using a modified prospective application transition method, which establishes accounting for stock-based awards in exchange for employee services. Under this application, the Company is required to record stock-based compensation expense for all awards granted. It requires that stock-based compensation cost is measured at grant date, based on the fair value of the award, and recognized as expense over the requisite services period.
The fair value of options granted during the six months ended June 30, 2021 was estimated on the date of grant using the following assumptions:
	Directors	Employee
Dividend yield (%)	—	—
Expected volatility (%)	73.28%	73.28%
Risk-free interest rate (%)	0.73%	0.73%
Exercise multiple	2.8	2.2
Fair value of the share options (HK$ per share)	0.30	0.28
Since the binomial pricing model requires input of highly subjective assumptions, any change in the subjective input assumptions may materially affect the estimation of the fair value of an option.
There were 25,500,000 share options granted, accepted and vested to certain directors and employees during the six months ended June 30, 2021. The fair value of the share options granted during the six month ended June 30, 2021 was approximately HK$7.7 million. For the six months ended June 30, 2021, the Group recognised share option expense of approximately HK$7.7 million (June 30, 2020: nil) in the unaudited interim condensed consolidated statement of operations and comprehensive loss.
At the end of the reporting period, the Company had 25,500,000 share options outstanding under the Share Option Scheme, which represented approximately 5.29% of the Company’s shares in issue as at that date. The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 25,500,000 additional ordinary shares of the Company for a total cash proceeds of approximately HK$16,575,000.
The table below disclose movement of share options granted under the Share Option Scheme:
Movement in share options	Exercise period	Number of options	Exercise price
As of January 1,2021		—		—
New share options granted under the scheme (note (a))	January 28, 2021 to January 27, 2026	25,500,000	HK$	0.65

Movement in share options	Exercise period	Number of options	Exercise price
As of June 30, 2021		25,500,000

Note:
(a)
On January 28, 2021, 25,500,000 share options were granted and accepted by certain eligible participants under the share option scheme. Each share options gives the holder the right to subscribe for one ordinary share of the Company. The share options were vested at January 28, 2021. No share options were exercised during the six months ended June 30, 2021 (2020: nil) and 25,500,000 share options is outstanding as of Jun 30, 2021.

NOTE 11 — REVENUES
An analysis of revenues is as follows:
For the six months ended June 30,	2020	2021	2021
	HK$’000	HK$’000	US$’000
Revenue for contracts with customers
Sale of graphene products	84,507	107,297	13,756
Landscape design services	64,605	69,910	8,963
Catering revenue	4,250	3,552	455
Catering management services	1,811	1,863	239
	155,173	182,622	23,413
Details of revenue for contracts with customers:
Disaggregated revenue information for the six months June 30, 2020:
	Graphene business	Landscape design services	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Type of goods or services
Sales of graphene products	84,507	—	—	84,507
Landscape design services	—	64,605	—	64,605
Catering services	—	—	4,250	4,250
Catering management services	—	—	1,811	1,811
Total Revenue	84,507	64,605	6,061	155,173
Geographical markets
The PRC	84,507	52,128	3,895	140,530
Hong Kong	—	12,477	—	12,477
Others	—	—	2,166	2,166
Total Revenue	84,507	64,605	6,061	155,173
Timing of revenue recognition
Goods transferred at a point in time	84,507	—	—	84,507
Services transferred over time	—	64,605	6,061	70,666
Total Revenue	84,507	64,605	6,061	155,173
Disaggregated revenue information for the six months ended June 30, 2021:

	Graphene business	Landscape services	Catering	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Type of goods or services
Sales of graphene products	107,297	—	—	107,297	13,756
Landscape design services	—	69,910	—	69,910	8,963
Catering revenue	—	—	3,552	3,552	455
Catering management services	—	—	1,863	1,863	239
Total Revenue	107,297	69,910	5,415	182,622	23,413
Geographical markets
The PRC	107,297	57,073	5,415	169,785	21,767
Hong Kong	—	12,406	—	12,406	1,591
Others	—	431	—	431	55
Total Revenue	107,297	69,910	5,415	182,622	23,413
Timing of revenue recognition
Goods transferred at a point in time	107,297	—	—	107,297	13,756
Services transferred over time	—	69,910	5,415	75,325	9,657
Total Revenue	107,297	69,910	5,415	182,622	23,413
The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period and recognized from performance obligations satisfied in previous periods:
	2020	2021	2021
	HK$’000	HK$’000	US$’000
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:
Landscape design services	5,691	17,630	2,260
(ii) Performance obligations Information about the Group’s performance obligations is summarized below:
Sale of graphene products
The performance obligation is satisfied upon delivery of the graphene products and payment is generally due within two months to four months from delivery, except for new customers, where payment in advance is normally required.
Landscape design services
The performance obligation is satisfied over time as services are rendered. A certain percentage of payment is retained by customers until the end of the retention period as the Group’s entitlement to the final payment is conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts.
Catering services
The performance obligation is satisfied upon delivery of catering products and payment at the same time.
Management services
The performance obligation is satisfied over time as services are rendered. Management service contracts are for periods of more than one year.

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) at end of reporting period are as follows:
	For the six months ended June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
Within one year	60,523	54,951	7,045
More than one year	428,661	414,596	50,182
	489,183	469,547	57,227
The remaining performance obligations expected to be recognized in more than one year relate to landscape design services that are to be satisfied within five years and catering management service that are to be satisfied within twenty years. All the other remaining performance obligations are expected to be recognized within one year. The amounts disclosed above do not include variable consideration which is constrained.
NOTE 12 — LOSS PER SHARE
The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares for the six months ended June 30, 2020 and 2021 were 472,358,725 and 481,397,723, respectively, in issue during the year, as adjusted to reflect the shares repurchased for the purpose of awarding shares to eligible persons under the share award scheme.
The calculation of the diluted loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic loss per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise of all dilutive potential ordinary shares into ordinary shares. For the period ended June 30, 2021, no adjustment has been made to the basic loss per share amounts presented for the period in respect of a dilution as the impact of the share options and convertible notes outstanding had an anti-dilution effect on the basic loss per share amounts presented.
No adjustment has been made to the basic loss per share amount presented for the six months ended June  30, 2020 in respect of a dilution as the Group had no potential dilutive ordinary shares in issue during the period ended June 30, 2020.
The following table sets forth the computation of basic and diluted earnings (loss) per share for the periods presented:
	For the period ended June 30,
	2020	2021
	HK$’000	HK$’000
Net loss attributable to the ordinary shareholders	(51,589)	(71,819)
Weight-average common stock outstanding Basic and Diluted	472,358,725	481,397,723
Loss per share Basic and Diluted . . . .	(0.109)	(0.149)
NOTE 13 — SEGMENTS INFORMATION
During the year, the residential development projects, infrastructure and public open space projects, commercial and mixed-use development projects and tourism and hotel projects have been aggregated into one reportable segment under landscape design, as all of these segments are primarily related to the landscape design, which have similar average gross margins and similar expected growth rates. The comparatives have been restated.
During the year, the Group commenced the business engaging in manufacture and sale of graphene products along with the acquisition of Think High Global Limited (as detailed in note 36), and it is considered as a new operating and reportable segment by the management.

The Group has identified the following three major reportable segments. Certain segments have been aggregated to form the following reportable segments:
(a)
Landscape design;

(b)
The catering business focuses on the operation of restaurants; and

(c)
Manufacture and sale of graphene products

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group’s profit/loss before tax except that finance expenses, as well as head office and corporate income and expenses are excluded from such measurement.
Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.
Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.
Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.
The following tables present revenue, profit/loss and certain asset, liability and expenditure information for the Group’s operating segments for the period.
For the six months ended June 30, 2021
	Graphene products business	Landscape architecture service	Catering	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Segment revenue
Revenue	107,297	69,910	5,415	182,622	23,413
Segment results	(7,840)	(9,850)	(4,379)	(22,069)	(2,829)
Reconciliations:
Unallocated income and gains				365	47
Unallocated expenses				(26,630)	(3,415)
Unallocated finance costs				(30,860)	(3,956)
Share of losses of associates				(176)	(23)
Loss before tax				(79,370)	(10,176)
Adjusted EBITDA (note (i))	23,951	6,654	1,065	31,670	4,060
For the six months ended June 30, 2020
	Graphene products business	Landscape architecture service	Catering	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Segment revenue
Revenue	84,507	64,605	6,061	155,173	19,894
Segment results	(9,543)	379	(25,433)	(34,597)	(4,436)
Reconciliations:
Unallocated income and gains				2,007	257

	Graphene products business	Landscape architecture service	Catering	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Unallocated expenses				(11,985)	(1,536)
Unallocated finance costs				(21,990)	(2,819)
Share of losses of associates				(188)	(24)
Loss before tax				(66,753)	(8,558)
Adjusted EBITDA (note (i))	19,149	10,556	2,347	32,052	4,109

The following tables present assets and liabilities information for the Group’s operating segments as of June 30, 2021 and December 31, 2020.
As of June 30, 2021
	Graphene products business	Landscape architecture service	Catering	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Segment assets	909,856	177,441	9,290	1,096,587	140,588
Reconciliations:
Elimination of inter segment receivables				(811,370)	(104,022)
Unallocated assets				792,746	101,634
Total assets				1,077,963	138,200
Segment liabilities	98,429	166,943	76,176	341,548	43,788
Reconciliations:
Elimination of inter segment payables				(811,370)	(104,023)
Unallocated liabilities				1,397,181	179,125
Total liabilities				927,359	118,890
As of December 31, 2020
	Graphene products business	Landscape architecture service	Catering	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Segment assets	903,674	208,947	21,768	1,134,389	145,434
Reconciliations:
Elimination of inter segment receivables				(87,592)	(11,230)
Unallocated assets				49,558	6,354
Total assets				1,096,355	140,558
Segment liabilities	93,555	77,835	77,120	248,510	31,860
Reconciliations:
Elimination of inter segment payables				(87,592)	(11,230)
Unallocated liabilities				775,339	99,404
Total liabilities				936,257	120,034
The following tables present other segment information for the Group’s operating segments for the six months ended June 30 2021 and 2020.

For the six months ended June 30, 2021
	Graphene products business	Landscape architecture service	Catering	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Other segment information
Share of losses of associates unallocated				176	23
Provision for doubtful accounts and Impairment losses recognised in the statement of profit or loss	—	10,009	4,377	14,386	1,844
Depreciation and amortisation	29,268	6,009	935	36,212	4,643
Reconciliation:
Unallocated				691	88
Total				36,903	4,731
Income and gains allocated	133	7,333	202	7,668	983
Finance costs allocated	2,523	457	133	3,113	399
Fair value loss unallocated				—
Capital expenditure (note (ii))	—	473	—	473	61
Reconciliation:
Unallocated				—
Total				473	61
For the six months ended June 30, 2020
	Graphene products business	Landscape architecture service	Catering	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Other segment information
Share of losses of associates unallocated				188	24
Provision for doubtful accounts and Impairment losses recognised in the statement of profit or loss	—	3,793	23,253	27,046	3,467
Depreciation and amortisation	26,280	6,122	4,024	36,426	4,670
Reconciliation:
Unallocated				691	89
Total				37,117	4,759
Income and gains allocated	2	4,065	847	4,914	630
Finance costs allocated	2,412	262	314	2,988	383
Fair value loss unallocated				1,182	152
Capital expenditure (note (ii))	8,688	1,396	1,386	11,470	1,471
Reconciliation:
Unallocated				—
Total				11,470	1,471

Note:
(i)
Adjusted EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates and joint ventures and impairment losses on financial and contract assets and corporate expenses.
Geographical information
(a)
Revenue

	For the six months ended June 30
	2020	2021	2021
	HK$’000	HK$’000	US$’000
Mainland China	140,530	169,785	21,767
Hong Kong	12,477	12,406	1,591
Others	2,166	431	55
	155,173	182,622	23,413
The revenue information above is based on the locations of the companies.
During the six months ended June 30, 2020 and 2021, other than Mainland China and Hong Kong, the Group derived revenue from Macau.
(b)
Non-current assets

	As of December 31, 2020	As of June 30, 2021	As of June 30, 2021
	HK$’000	HK$’000	US$’000
Mainland China	718,442	687,389	88,126
Hong Kong	10,117	7,557	969
Others	—	—	—
	728,559	694,946	89,095
The non-current asset information above is based on the locations of the assets and excludes goodwill and deferred tax assets.
NOTE 14 — RELATED PARTY TRANSACTIONS
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2020 and June 30, 2021:

Name of related party	Relationship with the Group
Pubang Landscape Architecture Company Limited (“Pubang”)	Shareholder of Lendbang Qiu Bin
Yang Liu	Director
Tian Ming	Director
Suk Fan Chan	Director
Boxuan Wu	Shareholder of Thai Gallery
Guoxi Wu	Legal representative of Taihuan Family of shareholder
Shanghai Monet Catering Co., Limited (“Monet”)	An entity controlled by Mr. Andross Chan
Earthasia Worldwide Holdings Limited (“EA Trading”)	Joint venture

Name of related party	Relationship with the Group
Dalian Pengya International Trading Limited (“Dalian Trading”)	Subsidiary of an associate
Shanghai Teddy Friends Investment Management Limited (“Teddy Friends”)	Associate
Huaian Teddy Star Entertainment Limited (“Teddy Star”)	Subsidiary of an associate
Shanghai Yi Gui Pinpai Management Limited(上海奕桂品牌管理有限公司) (Yigui”)	Joint venture
(a)   Revenue from related parties for the six months ended June 30,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
Pubang	1,960	363	47
Monet	1,840	1,862	239
	3,800	2,225	286
(b)   Trade and notes receivables — related parties
	As of December 31, 2020	As of June 30, 2021	As of June 30, 2021
	HK$’000	HK$’000	US$’000
Pubang	330	142	18
Monet	14,259	7,210	925
	14,589	7,352	943
Contract assets-related parties balance from Pubang were HK$137,000 (approximately US$18,000) and HK$3,434,000 (approximately US$440,000) as of December 31, 2020 and June 30, 2021, respectively.
(c)
Loans receivable — related parties

		As of December 31, 2020	As of June 30, 2021	As of June 30, 2021
Note	Name	HK$’000	HK$’000	US$’000
(i)	Teddy Friend	2,800	2,832	363
(ii)	Yigui	1,366	1,779	228
		4,166	4,611	591

(i)
Teddy Friend

On November 20, 2018, the Group entered into a loan agreement of RMB2,500,000 (HK$ 2,819,900) with Teddy Friend, an associate of the group, to support its business operation with a one year term which was unsecured and bore interest at 8% per annum. The loan amount of RMB948,000 (HK$1,059,500) and RMB1,408,345 (HK$1,580,758) was paid during the year ended 2019 and 2020 respectively. The contract stated that if the actual lending day and loan amount did not conform to the loan contract, the actual borrowing date would prevail. The outstanding balance of the loan was RMB2,356,000 (HK$2,832,000) as of December 31, 2020 and June 30, 2021, respectively.
(ii)
Yigui

The Group entered into the loan agreements with Yigui during 2020, and the total principals amounted to RMB3,250,000 (HK$3,648,800) at 12% interest rate per annum. During the year ended December 31,

2020, the total amount of RMB2,100,000 was fully paid to Yigui. As of December 31, 2020 and June 30, 2021, the outstanding principals were RMB1,150,000 (HK$1,366,000) and RMB1,480,000 (HK$1,779,000), respectively.
For the six months ended June 30, 2020 and 2021, the Group recorded interest income of HK$nil and HK$76,000 (US$10,000) from Yigui.
(d)
Trade payables — related parties

	As of December ,31, 2020	As of June 30, 2021	As of June 30, 2021
	HK$’000	HK$’000	US$’000
Pubang	1,072	1,084	139
	1,072	1,084	139

(e)
Other payables and accrual — related parties

	As of December 31, 2020	As of June 30, 2021	As of June 30, 2021
Name	HK$’000	HK$’000	US$’000
Monet	162	163	21
Boxuan Wu	247	291	37
Andross Chan	1,064	153	20
Liu Yang	—	156	20
	1,473	763	98

(f)
Short-term and Non-current borrowings — related parties: See detail at Note 5.

(g)
Leases from related parties

The Group entered into a two-year lease agreement with Mr. Andross Chan to lease office space from January 1, 2019 to December 31, 2020 at a monthly rent at RMB34,000 (HK$38,000) with rent expense for the six months ended June 30, 2020 was RMB204,000 (HK$277,950). The Group entered into a three-year lease agreement with Mr. Ming Tian to lease office space from January 1, 2018 to December 31, 2020 at a monthly rent at RMB15,000 (HK$16,700) with rent expense for the six months ended June 30, 2020 was RMB90,000 (HK$100,400).
NOTE 15 — SUBSEQUENT EVENTS
On August 1, 2021, Chengdu Taihaowei Catering Co. Ltd., an indirect non-wholly owned subsidiary of the Company, which is engaged in catering business through operating a Thai cuisine restaurant in the mainland China has decided to cease its operations due to its ongoing loss-making position coupled with weakened demand of customers and uncertain business prospects since the outbreak of the novel coronavirus pandemic. Impairment loss of property, plant and equipment and other assets of HK$4,377,000 for the six months ended June 30, 2021 was arisen from the cease of operations of a restaurant in Chengdu, China in August 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Graphex Group Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Graphex Group Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the year in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit, has incurred continued losses from operations, and has a working capital deficiency at December 31, 2020. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding this matter are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to successfully obtain the alternative forms of financing specified in Note 2 and/or achieve operating profitability, there could be a material adverse effect on the Company.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Friedman LLP
Friedman LLP
We have served as the Company’s auditor since 2019.
New York, New York
August 4, 2021

GRAPHEX GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
	As of December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	53,882	37,709	4,835
Restricted cash	—	6,216	796
Trade and notes receivables, net	100,164	55,219	7,079
Trade and notes receivables – related parties	7,946	14,589	1,870
Inventories, net	24,423	28,323	3,631
Loan receivables – related parties	12,695	4,166	535
Prepayments, other receivables and other current assets, net	34,834	68,181	8,741
Financial assets – call options	1,194	—	—
Contract assets	47,391	47,547	6,096
Tax recoverable	275	556	71
Total current assets	282,804	262,506	33,654
PROPERTY AND EQUIPMENT, NET	92,450	92,507	11,860
OTHER ASSETS
Goodwill	105,051	101,939	13,069
Other intangible assets, net	663,313	630,576	80,844
Investment in unconsolidated associates	1,212	854	109
Equity investment, fair value	870	1,235	158
Prepayments and deposits	3,225	3,387	434
Deferred tax assets, net	185	3,351	430
Total non-current assets	773,856	741,342	95,044
TOTAL ASSETS	1,149,110	1,096,355	140,558
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of corporate bonds payable	55,352	149,712	19,194
Short-term borrowings	37,379	9,445	1,211
Trade payable	21,994	15,066	1,932
Trade payable – related parties	252	1,072	137
Other payables and accruals	27,706	34,276	4,394
Other payables – related parties	618	1,473	189
Short-term borrowings – related parties	6,619	14,680	1,882
Lease liabilities	13,718	11,182	1,434
Taxes payable	31,439	34,357	4,405
Contract liabilities	58,469	46,225	5,926
Total current liabilities	253,546	317,488	40,704
OTHER LIABILITIES
Promissory notes	281,307	298,089	38,217
Corporate bonds payable	140,570	76,041	9,749
Other borrowings – related parties	245	245	31
Noncurrent portion of lease liabilities	65,063	62,197	7,974
Consideration payable	86,500	86,500	11,090
Deferred tax liabilities	103,701	95,697	12,269
Total other liabilities	677,386	618,769	79,330
TOTAL LIABILITIES	930,932	936,257	120,034

COMMITMENTS AND CONTINGENCIES
	As of December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
EQUITY
Ordinary shares, HK$0.01 par value; authorized – 780,000,000 shares; issued and outstanding 482,290,000 and 482,290,000 as of December 31, 2019 and 2020, respectively	4,823	4,823	618
Treasury shares, 9,881,275 and 9,881,275 shares as of December 31, 2019 and 2020, respectively	(99)	(99)	(13)
Additional paid-in capital	342,643	342,643	43,929
Accumulated deficit	(128,951)	(225,276)	(28,882)
Statutory reserves	10,706	10,706	1,373
Accumulated other comprehensive (loss) income	(11,400)	30,288	3,882
Total Graphex Group Limited Shareholders’ Equity	217,722	163,085	20,907
Non-controlling interests	456	(2,987)	(383)
TOTAL EQUITY	218,178	160,098	20,524
TOTAL LIABILITIES AND EQUITY	1,149,110	1,096,355	140,558
The accompanying notes are an integral part of these consolidated financial statements.

GRAPHEX GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
	For the Year ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
REVENUES
Revenues – third parties	299,745	369,809	47,412
Revenues – related parties	14,196	19,043	2,441
Total revenues	313,941	388,852	49,853
COST OF REVENUES	(167,582)	(231,834)	(29,722)
GROSS PROFIT	146,359	157,018	20,131
OPERATING EXPENSES
Selling and marketing expenses	27,433	13,823	1,772
General and administrative expenses	127,092	145,768	18,688
Research & development expense	16,567	16,942	2,172
Provision for doubtful accounts	6,617	22,975	2,946
Impairment losses	15,101	25,284	3,241
Total operating expenses	192,810	224,792	28,819
LOSS FROM OPERATIONS	(46,451)	(67,774)	(8,688)
OTHER INCOME (EXPENSE)
Finance expenses	(27,419)	(51,565)	(6,611)
Interest income	3,356	1,692	217
Service income	4,283	1,832	235
Gain on disposal of an associate	—	573	73
Government grants	1,567	5,818	746
Fair value change – call options	(2,926)	(1,201)	(154)
Fair value change – equity investment	(1,969)	336	43
Investment loss in unconsolidated affiliates	(1,072)	(533)	(68)
Other income, net	1,439	2,420	310
Total other expenses, net	(22,741)	(40,628)	(5,209)
LOSS BEFORE TAX	(69,192)	(108,402)	(13,897)
INCOME TAX BENEFIT/(EXPENSE)	(1,150)	7,781	998
NET LOSS	(70,342)	(100,621)	(12,899)
Less: loss attributable to non-controlling interests	(8,322)	(4,296)	(551)
NET LOSS ATTRIBUTABLE TO GRAPHEX GROUP LIMITED	(62,020)	(96,325)	(12,348)
NET LOSS	(70,342)	(100,621)	(12,899)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(3,473)	41,930	5,376
COMPREHENSIVE LOSS	(73,815)	(58,691)	(7,523)
Less: Comprehensive loss attributable to non-controlling interests	(8,104)	(4,124)	(529)
COMPREHENSIVE LOSS ATTRIBUTABLE TO GRAPHEX GROUP LIMITED	(65,711)	(54,567)	(6,994)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and Diluted	443,803,793	472,358,725	472,358,725
LOSS PER SHARE
Basic and Diluted	(0.140)	(0.204)	(0.026)
The accompanying notes are an integral part of these consolidated financial statements.

GRAPHEX GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
	Ordinary shares	Par value	Treasury shares	Additional paid in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Total Graphex Group Limited’s shareholders’ equity	Non-controlling interests	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$	HK$
BALANCE, January 1, 2019	434,290,000	4,343	(95)	151,543	10,706	(67,149)	(7,709)	91,639	8,778	100,417
Issuance of shares	48,000,000	480	—	192,480	—	—	—	192,960	—	192,960
Treasury shares acquired	—	—	(4)	(1,380)	—	—	—	(1,384)	—	(1,384)
Acquisition of non-controlling interests	—	—	—	—	—	218	—	218	(218)	—
Net loss	—	—	—	—	—	(62,020)	—	(62,020)	(8,322)	(70,342)
Foreign currency translation	—	—	—	—	—	—	(3,691)	(3,691)	218	(3,473)
BALANCE, December 31, 2019	482,290,000	4,823	(99)	342,643	10,706	(128,951)	(11,400)	217,722	456	218,178
BALANCE, January 1, 2020	482,290,000	4,823	(99)	342,643	10,706	(128,951)	(11,400)	217,722	456	218,178
Loss for the year	—	—	—	—	—	(96,325)	—	(96,325)	(4,296)	(100,621)
Foreign currency translation adjustments	—	—	—	—	—	—	41,758	41,758	172	41,930
Disposal of non-controlling interests	—	—	—	—	—	—	—	—	681	681
Release of exchange fluctuation reserve upon disposal of subsidiaries	—	—	—	—	—	—	(70)	(70)	—	(70)
BALANCE, December 31, 2020	482,290,000	4,823	(99)	342,643	10,706	(225,276)	30,288	163,085	(2,987)	160,098
BALANCE, December 31, 2020 (US$’000)	482,290,000	618	(13)	43,929	1,373	(28,882)	3,882	20,907	(383)	20,524
The accompanying notes are an integral part of these consolidated financial statements.

GRAPHEX GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Year ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	(70,342)	(100,621)	(12,899)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:
Provision for doubtful accounts	6,617	22,975	2,946
Depreciation and amortization	45,397	73,455	9,417
Impairment losses	15,101	25,284	3,241
Fair value change of call options	2,926	1,201	154
Fair value change of equity investment	1,969	(336)	(43)
Deferred tax benefit	(4,860)	(16,945)	(2,172)
Amortization of bond discount	4,173	6,396	820
Amortization of note discount	6,755	16,782	2,152
Provision for inventory obsolescence	391	—	—
Share of losses of equity-method investments	1,072	533	68
Gain on disposal of subsidiaries	—	(573)	(73)
Loss (gain) on disposal of property and equipment	61	(925)	(119)
Gain on lease modification	—	(83)	(11)
Change in operating assets and liabilities:
Inventories	181	(2,227)	(286)
Trade and notes receivables	(16,812)	38,408	4,924
Trade and notes receivables – related parties	(1,856)	(6,131)	(786)
Prepayments, other receivables and other assets	3,378	(29,602)	(3,795)
Contract assets	(12,783)	(9,701)	(1,244)
Trade payables	(39,130)	(7,960)	(1,021)
Trade payables -related parties	—	820	105
Income taxes payable	4,755	2,637	338
Contract liabilities	20,826	(14,756)	(1,892)
Other payables and accrued liabilities	1,733	7,509	962
Net cash (used in) provided by operating activities	(30,448)	6,140	787
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property and equipment	—	1,431	183
Capital contribution to a joint venture	—	(114)	(15)
Acquisition of additional interest in a subsidiary	(138)	—	—
Repayment of a loan from related parties	62,480	24,623	3,157
Loan to related parties	(75,310)	(16,648)	(2,134)
Purchases of other intangible assets	(1,196)	(2,079)	(267)
Acquisition of subsidiaries, net of cash received	(73,500)	—	—
Purchases of property and equipment	(4,463)	(13,214)	(1,694)
Net cash used in investing activities	(92,127)	(6,001)	(770)

	For the Year ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase from equities securities	(1,384)	—	—
Proceeds from issue of corporate bonds	147,500	84,500	10,833
Payments of debt issue costs	(8,393)	(5,565)	(713)
Repayment of corporate bonds	(49,500)	(55,500)	(7,115)
Other payable – related parties	152	—	—
Repayments of short-term borrowings – related parties	(1,373)	(8,030)	(1,030)
Proceeds of short-term borrowings – related parties	—	16,018	2,054
Principal payments under capital lease obligation	(11,855)	(13,342)	(1,711)
Proceeds from short-term borrowings	24,951	24,445	3,134
Repayments of short-term borrowings	(9,128)	(52,448)	(6,724)
Net cash provided by (used in) financing activities	90,970	(9,922)	(1,272)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(500)	(174)	(22)
CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(32,105)	(9,957)	(1,277)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	85,987	53,882	6,908
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	53,882	43,925	5,631
Cash and cash equivalents	53,882	37,709	4,835
Restricted cash	—	6,216	796
	53,882	43,925	5,631
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	962	6,527	837
Cash paid for interest expense	10,450	25,327	3,247
Supplemental schedule of non-cash investing and financing activities:
Promissory notes issued for acquisition of a subsidiary	274,552	—	—
Shares issued for acquisition of a subsidiary	192,960	—	—
Deposit applied for the consideration of the business acquisition	50,000	—	—
Recognition of ROU assets and lease liabilities	35,875	9,620	1,233
Unpaid consideration for the business acquisition	86,500	—	—

The accompanying notes are an integral part of these consolidated financial statements.

GRAPHEX GROUP LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — ORGANIZATION AND BUSINESS
Graphex Group Limited (formerly known as Earthasia International Holdings Limited) (the “Company”) was incorporated as an exempted Company with limited liability in the Cayman Islands on November 25, 2013. On April 9, 2021, the Company’s name was changed to Graphex Group Limited. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.
Graphex Group Limited and its subsidiaries (collectively referred to as the “Group”) with headquarters in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“PRC” or “China”). The principal activities of the Group are the Landscape Architecture and Design Business mainly in Hong Kong and PRC, the Catering Business and the Graphene Products Business in PRC.
Recent developments
During the year ended December 31, 2020, the Group disposed two 51% equity interest subsidiaries, Le Colonial Company limited and its wholly owned subsidiary, 1929 Chengdu Catering Company Limited and Shanghai Zhumei Food Management Company Limited and its subsidiaries, Shanghai Kouxiong Food Management LLP and Shanghai Jingxiong F&B Limited. See Note 26 for disposal of subsidiaries.
The Group’s subsidiary, Earthasia Farm Investment Limited, was deregistered during the year ended December 31, 2020.
On January 19, and May 24, 2021, the Company entered into the Subscription Agreement and supplemental agreement with the Subscriber for the issue of convertible notes and warrants up to the aggregate principal amount not exceeding US$15 million. As of June 30, 2021, the Company has completed the issue of convertible notes and received proceeds in the aggregate amount of US$6 million, which will mature in 2023. On March 5, 2021, a convertible note with principal amount of US$500,000 was converted into shares at conversion price of HK$0.65. The Company allotted and issued a total of 5,961,538 conversion shares to the convertible note holder.
On January 28, 2021, 40,000,000 shares options were granted to 14 eligible participants, out of which 24,000,000 share options were granted to certain directors of the Group.
Corporate Structure
Particulars of the Company’s principal subsidiaries are as follows:
Name	Place of incorporation or establishment/ form of legal entity	Issued ordinary/ registered capital	Percentage of equity attributable to the Group		Principal activities
			Direct	Indirect
Earthasia Holdings Limited	British Virgin Islands/limited liabilities Company	US$100 (HK$780)	100%	—	Investment holding
Earthasia (International) Limited (“EAI”)	Hong Kong/limited liabilities Company	HK$5,000 (US$641)	—	100%	Landscape architecture
宥盛資本有限公司 (“Upworth Capital Limited”)	Hong Kong/limited liabilities Company	HK$100 (US$12.8)	—	100%	Investment holding

Name	Place of incorporation or establishment/ form of legal entity	Issued ordinary/ registered capital	Percentage of equity attributable to the Group		Principal activities
			Direct	Indirect
Think High Global Limited	British Virgin Islands/limited liabilities Company	US$1 (HK$7.8)	—	100%	Investment holding
泛亞景觀設計(上海) 有限公司 (“Earthasia (Shanghai) Co., Ltd.”)#	Mainland China/ wholly foreign owned enterprise	US$10,000,000 (HK$78,000,000)	—	100%	Landscape architecture
Earthasia Limited	Hong Kong/limited liabilities Company	HK$10,000 (US$1,282)	—	100%	Landscape architecture
泛亞城市規劃設計(上海) 有限公司 (“Earthasia Design (Shanghai) Co., Ltd.”)#	Mainland China/ wholly owned domestic enterprise	RMB1,000,000 (HK$1,116,321, US$143,118)	—	100%	Landscape architecture
泛亞國際環境設計(廈門)有限公司 (“Earthasia (Xiamen) Co., Ltd.”)# (“EAXM”)	Mainland China/ wholly owned domestic enterprise	RMB1,000,000 (HK$1,116,321, US$143,118)	—	100%	Landscape architecture
前海泛亞景觀設計(深圳) 有限公司 (“Earthasia (QianHai) Limited”)# (“EA SZ”)	Mainland China/ wholly foreign owned enterprise	RMB5,000,000 (US$761,675)	—	100%	Interior design and landscape architecture
Carbonaphene Holdings Ltd (formerly known as Yummy Holdings Limited)	British Virgin Islands/limited liabilities Company	US$100 (HK$780)	100%	—	Investment holding
Yummy Food Holdings Limited	Hong Kong/limited liabilities Company	HK$100 (US$12.8)	—	100%	Investment holding
上海景築文化旅遊發展有限公司 (“Shanghai Jingzhu Cultural Tourism Development Limited”)#	Mainland China/ wholly foreign owned enterprise	RMB1,000,000 (HK$1,116,321, US$143,118)	—	100%	Investment holding
上海湠奧新材料科技有限公司 (“Shanghai Tanao New Materials Technology Company Ltd.”)# (“Shanghai Tanao”)	Mainland China/ wholly foreign owned enterprise	HK$100,000,000 (US$12,820,513)	—	100%	Sales of graphene products

Name	Place of incorporation or establishment/ form of legal entity	Issued ordinary/ registered capital	Percentage of equity attributable to the Group		Principal activities
			Direct	Indirect
黑龍江省牡丹江農墾湠奧石墨烯深 加工有限公司 (“Heilongjiang Mudanjiang Nongken Tanao Graphene Deep Processing Company Limited”)# (“Jixi Company”)	Mainland China/ wholly owned domestic enterprise	RMB50,000,000 (HK $55,816,030, US$7,155,901)	—	100%	Manufacturing and sale of graphene products
Thai Gallery HK Limited (“Thai Gallery HK”)	Hong Kong/limited liabilities Group	HK$100 (US$12.8)	—	51.00%	Investment holding
Thai Gallery SRL (Italy) (ceased in August 2020)	Italy/limited liabilities Group	EURO20,000 (HK$174,492, US$22,371)	—	51.00%	Catering
蘇州工業園區文律閣酒店管理有限公司 (“Suzhou Industrial Park Wenlvge Hotel Management Co., Ltd.”)# (“Wenlvge”) (ceased in July 2019)	Mainland China/ wholly owned domestic enterprise	RMB5,000,000 (US$761,675)	—	51.00%	Food Investment
泰歡餐飲管理(上海)有限公司 (“Thai Joy F&B Management (Shanghai) Co., Ltd.”)# (“Thai Gallery SH”)	Mainland China/ wholly foreign owned enterprise	RMB5,000,000 (US$761,675)	—	51.00%	Catering Management

#
The English names of these companies represent the best effort made by the management of the Company to directly translate their Chinese names as these companies do not register any official English names.

Earthasia (Shanghai) Co., Ltd., Earthasia (Xiamen) Co., Ltd., Earthasia Design (Shanghai) Co., Ltd., Earthasia (QianHai) Limited, Shanghai Jingzhu Investment Management Limited, Shanghai Zhumei Food Management Co., Ltd., Jixi Company, Shanghai Tanao, Wenlvge and Thai Gallery SH are registered as foreign-owned enterprises under the law of the People’s Republic of China (the “PRC”).
The above table lists the subsidiaries of the Group which, in the opinion of the board of directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the board of directors, result in particulars of excessive length.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Liquidity and going concern
The Group’s accounts have been prepared assuming that the company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Group’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Group and repayment of the short-term debt facilities as and when they fall due.
During the years ended December  31, 2019 and 2020, the Group incurred net losses of HK$70,342,000 and HK$100,621,000 (approximately US$12,900,000), respectively. As of December 31, 2020, the Group’s current liabilities exceeded its current assets by HK$54,982,000 (approximately US$7,050,000) which together with continue losses from operations raises substantive doubt about its ability to continue as a going concern. In view of these circumstances, the management of the Group have given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.
When preparing the consolidated financial statements as of December 31, 2019 and 2020, the management of the Group concluded that a going concern basis of preparation was appropriate after analyzing the forecasted cash flows for the next twelve months from the date of report which indicates that the Group will have sufficient liquidity during the next twelve months from cash flows generated by operations and currently available fund. In preparing the forecasted cash flows analysis, the management consider that the Group has entered into a subscription agreement with the subscriber for the issue of convertible notes and warrants up to the aggregate amount not exceeding US$15 million on January 19, 2021. As of June 30, 2021, the Group has issued and received proceeds of convertible notes with an aggregate amount of US$6 million of which US$0.5 million was converted into shares.
Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Group to continue as a going concern. The consolidated financial statements for the years ended December 31, 2019 and 2020 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Group to continue as a going concern.
Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).
Principle of consolidation
The consolidated financial statements include the financial statements of the Group and its subsidiaries (collectively referred to as the “Group”) for the years ended December 31, 2019 and 2020. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.
The financial statements of the subsidiaries are prepared for the same reporting period as the Group, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control and continue to be consolidated until the date that such control ceases.
Profit or loss and each component of other comprehensive income (loss) are attributed to the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Group and its subsidiaries are eliminated in full on consolidation.
Non-controlling interest
Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not entitled by the Group. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Non-controlling interest’s operating result is presented on the face of the consolidated statements of operations and comprehensive loss as an allocation of the total loss for the year between non-controlling shareholders and the shareholders of the Group.
Use of estimates and assumptions
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, allowance for deferred taxes, provision for contingent assets and liabilities, incremental borrowing rates used for lease liability, revenue recognition, share-based compensation expense, fair value of financial instruments and investments, and uncertain tax position. Actual results could differ from these estimates.
Foreign currency translation and transactions
These financial statements are presented in Hong Kong dollars (HK$), which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. In the consolidated financial statements, the financial information of the Company and other entities located outside of the Hong Kong has been translated into HK$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments included in accumulated other comprehensive loss (income) amounted to HK$11,400,000 and HK$(30,288,000) (approximately US$3,882,000) as of December 31, 2019 and 2020, respectively.
Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses) on the consolidated statements of operations and comprehensive loss.
Convenience translation
Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to HK$7.8, representing the noon buying rate in The City of New York for cable transfers of HK$ as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2020. No representation is made that the HK$ amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.
Fair value measurement
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.
For the purpose of the consolidated financial statements, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use. Cash and cash equivalents comprise cash on hand and at banks, which are not restricted as to use; and highly liquid investments that are readily convertible into known amounts of cash, which have a short maturity of generally within three months when acquired. The Group maintains bank accounts in the PRC, Hong Kong and other non-U.S. jurisdictions. Cash balances in bank accounts in non-U.S. jurisdictions are not insured by the Federal Deposit Insurance Corporation or other programs.
The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.
Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group and earn interest at the respective short term time deposit rates. The bank balances and pledged deposit are deposited with creditworthy banks with no recent history of default.
Restricted cash
The Group considers cash and equivalents that are subject to contractual restrictions or other legal obligations and not readily available are classified as restricted cash. As of December 31, 2019 and 2020, bank deposits of nil and HK$6,216,000 (approximately US$796,000) was pledged to a bank for the issuance of guarantees by the bank to the customers in respect of the specific performance under certain service agreements and to be classified as restricted cash.
Trade receivables, net
Trade receivables, net are stated at the carrying amount net of allowance for doubtful accounts. Accounts are considered overdue after 60 days, extending up to 180 days for major customers. The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the estimated provision rate, age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends. The provision rates are based on invoice date for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. Delinquent account balances are written-off the allowance after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowances when identified. Typically, the Group includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. Unbilled receivables, substantially all of which are expected to be billed within one year are stated at their estimated realizable value and consist of costs and fees billable on contract completion or the occurrence of contractual payment phase.
Notes receivable
Notes receivable represent short-term notes receivables issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance. The carrying amount of notes receivable approximates fair value.
Inventories
Inventories consist of raw materials and finished goods and are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis and, in the case of finished goods, comprises direct materials, direct labor and an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to disposal. Management reviews inventories for obsolescence and cost in excess of net realizable value quarterly and records a reserve against the inventory when the carrying value exceeds net realizable value. for the years ended December 31, 2019 and 2020, provision for inventory obsolescence were HK$391,000 and nil, respectively.
Loan receivables — related parties
Loan receivables — related parties represent loans to affiliates or directors with a term less than one year and interest bearing. Management regularly reviews the aging of receivables, changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2019 and 2020, the Group determined that no allowance was necessary.
Prepayments, other receivables and other current assets
Prepayments, other receivables and other current assets are mainly funds deposited or advanced to vendors for future inventory purchases or service providers for future services, rental deposits, service income receivables, employee advances and amount due from unrelated entities. These amounts are refundable and bear no interest. Management reviews its prepayments, other receivable and other current assets on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. For the years ended December 31, 2019 and 2020, provision for doubtful accounts were HK$1,831,000 and HK$114,000 (approximately US$15,000), respectively.
Financial assets — call options
ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”) requires every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Group’s derivative financial instruments include the call option feature of the equity investments classifies as “financial assets at fair value”. For the years ended December 31, 2019 and 2020, the Group recognized fair value losses of HK$2,926,000 and HK$1,201,000 (approximately US$154,000), respectively, on derivative financial instruments.
Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.
Depreciation is calculated on the straight-line basis over its estimated useful life as follows:
Leasehold improvements	Over the shorter of the lease terms and 5 years
Right-of-use assets	Over the lease terms
Furniture and equipment	5 years
Motor vehicles	5 years
Machinery	5 – 10 years
The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.
Intangible assets, net
Intangible assets mainly include those acquired through business combination and purchased intangible assets. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. Purchased intangible assets are initially recognized and measured at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.
Identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:
Brand names	8 – 10 years
Backlog contracts	20 years
Trademarks	15 years
Patents	15 years
Customer relationships	10 years
Software	3 – 5 years
Goodwill
Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed. The Group reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred.

The Group, however, selects to perform a two-step goodwill impairment test. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in adjusting the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of each reporting unit includes estimating future cash flows, determining appropriate discount rates, control premium, comparable companies’ multipliers and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. For the years ended December 31, 2019 and 2020, the Group recognized impairment loss of HK$2,307,000 and HK$3,112,000 (approximately US$399,000), respectively.
Impairment for long-lived assets
Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2019 and 2020, the Group recognized impairment loss of HK$12,794,000 and HK$22,172,000 (approximately US$2,843,000), respectively.
Investments in associates and joint ventures
An associate is an entity in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
The Group applies the equity method to account for investments in associates and joint ventures over which it has significant influence but does not own a majority equity interest or otherwise control. When the Group’s share of losses in the investments equals or exceeds its interest in the associates and joint ventures, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.
The Group continually reviews its investments in the associates and joint ventures to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Group considers in its determination include the financial condition, operating performance and the prospects of the associates and joint ventures ; other company specific information such as recent financing rounds; the geographic region, market and industry in which the associates and joint ventures operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Equity Investments at fair value
The Group’s equity investments are long-term investments in unlisted companies based in the PRC over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock. The Group has early adopted ASC 321, Investments — Equity Securities (“ASC 321”) on January 1, 2018, pursuant to which, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. The Group makes a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we must estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we must recognize an impairment loss in the statements of operations equal to the difference between the carrying value and fair value.
The equity investments have been valued based on a market-based valuation technique as detailed in Note 13 to the consolidated financial statements. The valuation requires the Group to determine the comparable public companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences. The Group classifies the fair value of these investments as Level 3. The fair value of the equity investments on December 31, 2019, and 2020 were HK$870,000 and HK$1,235,000 (approximately US$158,000), respectively, net of change in fair value of HK$1,969,000 and HK$336,000 (approximately US$43,000), respectively.
Business combinations
Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of an acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operation and comprehensive loss. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statement of operations and comprehensive loss.
Short-term borrowings, corporate bonds and promissory notes
Short-term borrowings, corporate bonds and promissory notes are recognized initially at fair value, net of debt discounts or premiums, debt issuance costs and other incidental fees. Debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated statements of operations over the estimated term of the facilities using the effective interest method.
Treasury shares
The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid in capital (up to the amount credited to the additional paid in capital upon original issuance of the shares) and retained earnings.

Revenue recognition
The Group early adopted the new revenue standard ASC 606, Revenue from Contracts with Customers, on January 1, 2017. Accordingly, the consolidated financial statements for the years ended December 31, 2019, and 2020 are presented under ASC 606. The Group elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have a material impact on the Group’s consolidated financial statements.
The core principle of the new revenue standard is that a Group should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The following five steps are applied to achieve that core principle:
Step 1: Identify the contract with the customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when the Group satisfies a performance obligation
When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in ASC606.
Revenue recognition policies for each type of revenue steam are as follows:
(a)   Sales of graphene products
Revenue from sale of graphene products is recognized at the point in time when the control of the asset is transferred to the customer, generally on delivery of the graphene products. Invoices for products are generally issued as control transfers, which is typically upon delivery.
(b)   Landscape design services
Revenue from landscape design services is generally recognized based on the Company’s efforts or inputs to the satisfaction of a performance obligation over time as work progresses because of continuous transfer of control to the customer and the Company has the right to bill the customer as costs are incurred. Typically, revenue is recognized over time, using an input method to measure progress towards complete satisfaction of the service, because the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The input method recognizes revenue based on the proportion of the actual costs incurred relative to the estimated total costs for satisfaction of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred. Any expected losses on the contracts in progress are charged to earnings, in total, in the period the losses are identified. Contract costs include all labor costs and those indirect costs related to contract performance, such as indirect labor and supplies.

Contract modifications that extend or revise contract terms are generally result in recognizing the impact of the revised terms prospectively over the remaining life of the modified contract.
The timing of the satisfaction of the performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon the billing schedule stipulated in the contract which is generally based on the progress of the construction. Once the bills are issued to the customer, the customer generally has two months, extending up to six months for major customers to make the payment on the amount billed. The timing between the satisfaction of the performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.
Cost based input methods of revenue recognition require the Company to make estimates of costs to complete its projects. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete its projects, labor, and other indirect costs. The cumulative effect of revisions to estimates related to net contract revenues or costs to complete contracts are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates.
Claims to customers are amounts that the Group seeks to collect from the customers as reimbursement of costs and margins for scope of works not included in the original landscape design contract. Claims are accounted for as variable consideration and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. The Group uses the expected value method to estimate the amounts of claims because this method best predicts the amount of variable consideration to which the Group will be entitled.
(c)   Management services
Revenue from management services is recognized over the scheduled period on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Group.
(d)   Catering services
Revenue from catering services is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the products. There are no contracts for catering services that provide customers with rights of return or volume rebates.
The Group’s disaggregate revenue streams are summarized and disclosed in Note 20. The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.
Contract assets
A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.
Contract liabilities
A contract liability is the obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.
Contract costs
Other than the costs which are capitalized as inventories, property, plant and equipment and intangible assets, costs incurred to fulfil a contract with a customer are capitalized as an asset if all of the following criteria are met:

(a)
The costs relate directly to a contract or to an anticipated contract that we can specifically identify.

(b)
The costs generate or enhance our resources that will be used in satisfying (or in continuing to satisfy) performance obligations in the future.

(c)
The costs are expected to be recovered.

The capitalized contract costs are amortized and charged to the statement of profit or loss on a systematic basis that is consistent with the pattern of the revenue to which the asset related is recognized. Other contract costs are expensed as incurred.
Cost of revenues
Cost of revenues mainly represented salaries and benefits for employees directly involved in revenue generation activities in the landscape architecture and design segment. Cost of revenues in respect of the catering and graphene segments primarily consists of price of raw materials, labor costs, overhead costs, freight costs, depreciation, amortization and other related incidental expenses that are directly attributable to the catering and graphene segments.
Leases
Effective January 1, 2019, the Group adopted ASU 2016-02, “Leases” (Topic 842) which requires lessees to be recognized on the balance sheet a right-of-use asset (“ROU assets”) and related lease liability on the consolidated balance sheets using a modified retrospectively approach. The consolidated financial statements related to periods prior to January 1, 2019, were not restated, and continue to be reported under ASC Topic 840 — Leases (“ASC 840”), which did not require the recognition of operating lease liabilities on the consolidated balance sheets. As a result, the consolidated financial statements related to periods prior to January 1, 2019, are not entirely comparative with current and future periods. As permitted under ASC 842, the Group elected several practical expedients that permit the Group to not reassess (1) whether existing contracts are or contain a lease, (2) the classification of existing leases, and (3) whether previously capitalized costs continue to qualify as initial indirect costs. In addition, the Group has elected not to recognize short-term leases on the consolidated balance sheets.
ROU asset represents the Group’s rights to use underlying assets for the lease term and lease liability represents the Group’s obligation to make lease payments arising from the lease. Operating lease ROU asset and liability are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.
For the identified leases, the Group used its marginal borrowing rate to discount the related future payment obligations as of January 1, 2019 to determine its lease liability as of the adoption date. As of the adoption date, the Group recognized a lease liability of HK$20,545,000 (approximately US$2,634,000) and a corresponding ROU assets of HK$27,942,000 (approximately US$3,582,000), The adoption had no material impact on the Group’s consolidated statements of operations and comprehensive loss and cash flows for the year ended December 31, 2019 or the opening balance of accumulated deficit as of January 1, 2019.
The Group records rent expense for operating leases, including leases of office locations and equipment, on a straight-line basis over the lease term. The Group begins recognition of rent expense on the commencement date, which is generally the date that the asset is made available for use. The lease liability is included in lease liabilities, current and lease liabilities, non-current within the consolidated balance sheets, which are reduced as lease related payments are made. The ROU asset is included in property and equipment and amortized on a periodic basis over the expected term of the lease. See Note 10 for additional information.

Advertising costs
Advertising costs amounted to HK$1,688,000 and HK$418,000 (approximately US$54,000) for the years ended December 31, 2019 and 2020, respectively. Advertising costs are expensed as incurred and included in selling and marketing expenses.
Government Grants
Government grants mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received. The Group records government subsidies as other income when there is no further performance obligation. Total government grants amounted to HK$1,567,000 and HK$5,818,000 (approximately US$746,000) for the years ended December 31, 2019 and 2020, respectively.
Research and development
Research and development expenses include salaries and other compensation-related expenses to the Group’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.
Share-based payments
The Group grants share options for the purpose of providing incentives and rewards to eligible employees and non-employee consultants. Employees’ share-based awards and non-employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period. The Group uses the binominal option-pricing model to estimate the fair value of share options. The determination of estimated fair value of share-based payment awards on the grant date is affected by the fair value of the Group’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Group over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate, exercise multiple and expected dividend yield, if any.
The cost of equity-settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.
Employee social security and welfare benefits
Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.
The Group also makes payments to other defined contribution plans for employees employed by subsidiaries outside the PRC.
Statutory reserves
Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss.
Income taxes
Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.
Current tax is provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.
Deferred tax is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. HK tax returns filed in 2016 to 2020 are subject to examination by any applicable tax authorities. PRC tax returns filed in 2016 to 2020 are subject to examination by any applicable tax authorities.
Value added tax
Certain subsidiaries, joint venture and associate of the Group are subject to value added tax (“VAT”) in the PRC. Revenue generated and purchases within PRC from domestic suppliers are generally subject to VAT at the rate of 13% starting in April 2019, at the rate of 16% starting in May 2018 to March 2019 or at the rate of 17% in April 2018 and prior, certain VAT are refundable after filing rebate applications.
Related parties
Parties are considered to be related to the Group if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.
Comprehensive Income (loss)
Comprehensive income (loss) is defined as the decrease in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss included net loss and foreign currency translation adjustments that are presented in the consolidated statements of operations comprehensive loss.

Segment reporting
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.
Earnings (loss) per share
In accordance with ASC 260, Earnings Per Share, basic earnings (loss) per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted loss per share as their effects would be anti-dilutive.
Commitments and contingencies
In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.
Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Group, but which will only be resolved when one or more future events occur or fail to occur. The Group assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in legal proceedings, the Group, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.
Recent Accounting Pronouncements
In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement — Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the US federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this ASU did not have a material effect on the Group’s consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07 — Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which to include share-based payment transactions for acquiring goods and services from non-employees, which nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. The adoption of this ASU did not have a material effect on the Group’s consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Group for annual and interim reporting periods beginning July 1, 2020. The Group does not believe the adoption of this ASU will have a material effect on the Group’s consolidated financial statements.
In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Group for annual and interim reporting periods beginning after December 15, 2019. The Group is currently evaluating the impact of ASU 2019-05 will have on its consolidated financial statements.
In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The Group does not expect the adoption of this standard will have a material impact on its consolidated financial statements.
In March 2020, the Financial Accounting Standards Board issued ASU 2020-03, “Codification Improvements to Financial Instruments” (“ASU 2020-03”). ASU 2020-03 improves and clarifies various financial instruments topics. ASU 2020-03 includes seven different issues that describe the areas of improvement and the related amendments to GAAP, intended to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. The Company adopted ASU 2020-03 upon issuance, which did not have a material effect on the Company’s current financial position, results of operations or financial statement disclosures.
The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated financial statements.
NOTE 3 — BUSINESS COMBINATIONS
On August 7, 2019, the Group completed the acquisition of 100% equity interest in Think High Global Limited and its subsidiaries (“Think High Global Group”) from an independent third party (“Vendor”). Neither the Group nor its affiliates have any relationship with the Vendor other than with respect to the acquisition. Think High Global Group is engaged in the manufacture and sales of graphene products (the “Graphene Business”). The acquisition was made as part of the Group’s strategy to enter the graphene industry. The Group estimated the fair values of the purchase consideration at the acquisition date in accordance with the business combination standard with the valuation methodologies using level 1 inputs for cash and the Group’s shares and level 3 inputs for the promissory note issued. The purchase consideration for the acquisition is as follows:
	HK$’000	US$’000
Cash consideration paid	210,000	26,923
Consideration shares	192,960	24,738
Promissory note	274,552	35,199
Consideration transferred	677,512	86,860
As part of the consideration for the acquisition of Think High Global Group, 48 million ordinary shares of the Group with par value of HK$4.02 each were issued. The fair value of the ordinary shares of the Company, determined using the published price available at the date of the acquisition, amounted to HK$192,960,000 (approximately US$24,738,000). The promissory note with principal value of HK$348,080,000 (approximately US$44,626,000) and coupon rate of 2% per annum was issued by the Company as settlement for part of the consideration. The fair value of the promissory note is estimated to be approximately HK$274,552,000 (approximately US$35,199,000), which represents the present value of the future cash outflows under the promissory note over 4 years after the issue date, which are discounted using a discount rate of 8.4%.
Acquisition-related costs amounting to HK$3,679,000 (approximately US$472,000) were excluded from the consideration transferred and were recognized as an expense in 2018, within the administrative expenses line item in the consolidated statement of operations and comprehensive loss.
The Group has allocated the purchase price of Think High Global Group based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Group estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB with the valuation methodologies using level 3 inputs. Management of the Group is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date and considered a number of factors including valuations from an independent appraiser firm.
The fair value of the identifiable assets and liabilities of Think High Global Group as of the date of acquisition were as follows:

	HK$’000	US$’000
Property, plant and equipment	4,713	604
Right-of-use assets	55,019	7,054
Intangible assets	662,444	84,928
Inventories	23,762	3,046
Trade receivables	43,574	5,586
Other receivables and prepayments	22,516	2,887
Trade payables	(50,707)	(6,501)
Other payables and accrued expenses	(2,941)	(377)
Contract liabilities	(6,238)	(800)
Other borrowing	(21,700)	(2,782)
Leased liabilities	(55,503)	(7,116)
Deferred tax liabilities	(99,366)	(12,738)
Total identified net assets at fair value	575,573	73,791
Goodwill on acquisition	101,939	13,069
	677,512	86,860
Satisfied by
Cash consideration paid and payable	210,000	26,923
Consideration shares allotted and issued	192,960	24,738
Promissory note issued	274,552	35,199
	677,512	86,860
An analysis of the cash flows in respect of the acquisition of the subsidiaries is as follows:
	HK$’000	US$’000
Cash consideration payable	210,000	26,923
Consideration withheld for tax obligation	(86,500)	(11,090)
Net cash paid	123,500	15,833
Prepaid consideration to acquisition	(50,000)	(6,410)
Cash and bank balance acquired	—	—
Net outflow of cash and cash equivalents included in cash flows used in investing activities	73,500	9,423
Since the acquisition, Think High Global Group contributed HK$123,474,000 (approximately US$15,830,000) to the Group’s revenue and HK$5,229,000 (approximately US$670,000) to the consolidated statements of operations and comprehensive loss, which is after deduction of amortization of other intangible assets of approximately HK$18,345,000 (approximately US$2,352,000) and less reversal of deferred tax of approximately HK$2,736,000 (approximately US$351,000), for the year ended December 31, 2019.
Had the acquisition been completed on January 1, 2019, revenue for the year of the Group would have been HK$451,018,000 (approximately US$57,823,000) (unaudited) and loss for the year of the Group would have been HK$70,080,000 (approximately US$8,985,000) (unaudited).
The fair values of intangible assets as of the date of acquisition amounted to HK$662,444,000 (approximately US$84,929,000), which consist of patents, trademarks and customer relationships with estimated average finite useful lives of 13.25 years.
The fair values of trade receivables and other receivables as of the date of acquisition amounted to HK$43,574,000 (approximately US$5,586,000) and HK$22,516,000 (approximately US$2,887,000), respectively. The gross contractual amounts of trade receivables and other receivables were HK$43,574,000 (approximately US$5,586,000) and HK$22,516,000 (approximately US$2,887,000), respectively, of which none was expected to be uncollectible.

Approximately HK$101.9 million (approximately US$13.1 million) of goodwill arising from the acquisition is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under US GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.
On November 13, 2019, the Group and the Vendor entered into a second supplemental agreement to amend certain terms and conditions relating to the profit guarantee and the promissory note. According to the supplemental agreement, the guaranteed profit after taxation of Think High Global Group should not be less than HK$14,095,000 (approximately US$1,807,000), HK$35,000,000 (approximately US$4,487,000), HK$35,000,000 (approximately US$4,487,000) and HK$20,905,000 (approximately US$2,680,000) for the post-acquisition period ended December 31, 2019, year ending December 31, 2020, December 31, 2021 and period ending August 6, 2022, respectively. In the event of profit guarantee cannot be met, the shortfall amount will be set off against the principal amount of the promissory note. The profit after tax of Think High Global Group for the period ended in December 2019 was HK$20,838,000 (approximately U$2,672,000) which exceeds the stipulated amount of profit guarantee for the period. As of acquisition date and December 31, 2019, the directors of the Company determined that the fair value of the profit guarantee was Nil, as the guarantee profit for the post-acquisition period ended December 31, 2019 had already been met and the profit forecast for the Graphene Products Business for the year ending December 31, 2021 and the period ending 6 August 2022 indicate that the above guaranteed profits can be achieved, and based on the valuations performed by an independent professional appraiser, by using a probabilistic model on the projected net profit after taxation. See Note 28 for details of profit guarantee.
The following unaudited pro forma combined results of operations present the Company’s financial results as if the acquisition of Think High Global Group had been completed on January 1, 2018. The unaudited pro forma results do not reflect operating efficiencies or potential cost savings which may result from the consolidation of operations. Accordingly, the unaudited pro forma financial information is not necessarily indicative of the results of operations that the Company would have recognized had it completed the transaction on August 7, 2019. Future results may vary significantly from the results in this pro forma information because of future events and transactions, as well as other factors.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
	Year ended December 31, 2018
				Proforma	Pro Forma
	Earthasia	Think High Global		Adjustments	Combined
	HK’000	HK$’000	Notes	HK$’000	HK$’000
	<A>	<B>
REVENUE	197,311	155,578			352,889
COST OF SALES	(83,159)	(89,276)			(172,435)
GROSS PROFIT	114,152	66,302			180,454
TOTAL OPERATING EXPENSES	(164,378)	(26,587)	<1>	(46,781)	(237,746)
(LOSS) INCOME FROM OPERATIONS	(50,226)	39,715			(57,292)
INCOME TAX EXPENSE (BENEFIT)	(2,783)	6,306	<2>	(7,017)	(3,494)
NET LOSS	(47,443)	33,409			(53,798)

<A>
Derived from the audited historical condensed consolidated statement of operations of the Group for the year ended December 31, 2018.

<B>
Derived from the unaudited historical condensed consolidated statement of operations of Think High Global Group for the year ended December 31, 2018.

<1>
Amortization for intangible assets acquired from the business combination.

<2>
Change in deferred tax liabilities related to the amortization of the acquired intangible assets from the business combination.

NOTE 4 — CASH, CASH EQUIVALENTS AND RESTRICT CASH
As of December 31, 2019 and 2020, cash and cash equivalent and restricted cash were as follows:
	As of December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Cash and cash equivalent	53,882	37,709	4,835
Restricted cash	—	6,216	796
	53,882	43,925	5,631
As of December 31, 2020, bank deposits of HK$6,216,000 (2019:nil) were pledged to a bank for the issuance of guarantees by the bank to the customers in respect of the specific performance under certain service agreements.
The Group’s cash and bank balances were denominated in HK$ at the end of the reporting period, except for the following:
	As of December 31,		As of December 31,
	2019		2020
	Original currency	HK$ equivalent	Original currency	HK$ equivalent	US$ equivalent
	in’000	in’000	in’000	in’000	in’000
Cash and bank balances:
Hong Kong dollar	32,694	32,694	3,260	3,260	418
Renminbi (“RMB”)	16,539	18,463	32,249	38,320	4,912
Euro	209	1,820	148	1,411	181
US dollar	27	212	28	225	29
Japanese Yen	9,680	693	9,679	709	91
The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.
Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group and earn interest at the respective short term time deposit rates. The bank balances and pledged deposit are deposited with creditworthy banks with no recent history of default.
NOTE 5 — TRADE AND NOTES RECEIVABLES, NET
As of December 31, 2019 and 2020, Trade and notes receivables, net consist of the following:
	Year Ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Trade and notes receivables	135,850	104,061	13,341
Less: Allowance for doubtful accounts	(35,686)	(48,842)	(6,262)
	100,164	55,219	7,079
Included in the Group’s trade and notes receivables were amounts billed HK$92,151,000 and HK$72,214,000 (approximately US$9,258,000) as of December 31, 2019 and 2020, respectively and unbilled of HK$43,699,000 and HK$31,847,000 (approximately US$4,083,000) as of December 31, 2019 and 2020, respectively.

Notes receivables represented the non-interest bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which ranged from three to six months from the date of issuance. As of December 31, 2019 and 2020, notes receivable was HK$1,146,000 and HK$570,000 (approximately US$73,000), respectively. No notes receivable was guaranteed or collateralized.
For the years ended December 31, 2019 and 2020, provision for doubtful accounts were HK$3,622,000 and HK$10,286,000 (approximately US$1,319,000), respectively.
The following table summarizes the changes in allowance for doubtful accounts:
	Year Ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Beginning balance	32,738	35,686	4,575
Charge to expense	3,622	10,286	1,319
Write-off	—	—	—
Exchange difference	(674)	2,870	368
Ending balance	35,686	48,842	6,262
NOTE 6 — INVENTORIES
As of December 31, 2019 and 2020, the composition of inventories are as follows:
	As of December 31,
	2019	2020	2020
	HK$$’000	HK$’000	US$’000
Raw materials	11,304	13,452	1,725
Finished goods	14,161	15,913	2,040
Less: Allowance for slow moving inventories	(1,042)	(1,042)	(134)
	24,423	28,323	3,631
For the years ended December 31, 2019 and 2020, allowance for slow moving inventories charge to expenses were HK$391,000 and nil, respectively.
The following table summarizes the changes in allowance for slow moving inventories:
	As of December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Beginning balance	670	1,042	134
Charge to expense	391	—	—
Write-off	—	—	—
Exchange difference	(19)	—	—
Ending balance	1,042	1,042	134

NOTE 7 — PREPAYMENT, OTHER RECEIVABLES AND OTHER CURRENT ASSETS
As of December 31, 2019 and 2020, prepayment, other receivables and other current assets consists of the followings:
	As of December 31,
	2019	2020	2020
	HK$$’000	HK$’000	US$’000
Current:
Prepayments	15,277	48,488	6,216
Deposits and other receivables	26,518	26,697	3,423
Loan receivables*	5,715	6,597	846
Less: Allowance for doubtful accounts	(12,676)	(13,601)	(1,744)
	34,834	68,181	8,741
Non-current:
Prepayments	335	374	48
Deposits	2,890	3,013	386
	3,225	3,387	434
Total	38,059	71,568	9,175

*
The Group had unsecured, interest-bearing loan receivables from various third parties. The maturity of these loans is generally within one year. As of December 31, 2019 and 2020, the loans to third parties amounted to HK$5,715,000 and HK$6,597,000 (approximately US$846,000) with annual interest rates approximately 14% and 14%, respectively.

For the years ended December 31, 2019 and 2020, allowance for doubtful accounts were HK$1,831,000 and HK$114,000 (approximately US$15,000), respectively.
Movement of allowance for doubtful accounts is as follows:
	Year Ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Beginning balance	11,085	12,676	1,625
Charge to expense	1,831	114	15
Write-off	—	—	—
Exchange difference	(240)	811	104
Ending balance	12,676	13,601	1,744
NOTE 8 — FINANCIAL ASSETS — CALL OPTIONS
As of December 31, 2019 and 2020, call options asset consists of the followings:
	As of December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Call options over non-controlling interest	1,194	—	—
On September 30, 2017, the Group acquired 51% interest in Thai Gallery HK from third parties of the Group. Thai Gallery HK is mainly engaged in Thai food services. On December 5, 2017, the Group acquired a 51% interest in Wenlvge from third parties of the Group. Wenlvge is a company registered in Suzhou engaged in hotel management and catering industry. The original shareholders of Thai Gallery HK and Wenlvge, third parties of the Group, retained a 49% economic interest in the business of Thai Gallery HK and Wenlvge. Call options were granted over this interest stake which could be exercisable after the acquisition date in the case of the call options. The call options were initially recorded as an asset at its fair value at HK$3,559,000 for Thai Gallery HK and HK$1,986,000 for Wenlvge and are subsequently re-measured at fair value at the end of each reporting period. As the valuation of the call option is based on the valuation of Thai Gallery HK and Wenlvge, a non-public company, it requires significant management judgment due to the absence of quoted market prices, and the lack of observable inputs. As a result, the Group has determined that the fair value of the call options is classified as Level 3 valuation within the fair value hierarchy (see Note 25 fair value footnote).
For the years ended December 31, 2019 and 2020, the change in the fair value of the call options was HK$2,926,000 and HK$1,201,000 (approximately US$154,000), respectively.
The following table summarizes the movement of the balances of the call option assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the years ended December 31, 2019 and 2020:
	Year Ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Beginning balance	4,122	1,194	153
Change in fair value	(2,926)	(1,201)	(154)
Exchange difference	(2)	7	1
Ending balance	1,194	—	—
NOTE 9 — CONTRACT ASSETS
As of December 31, 2019 and 2020, contract assets consist of the following:
	As of December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Contract assets arising from:
Landscape design services	99,178	115,661	14,829
Less: Allowance	(51,787)	(68,114)	(8,733)
	47,391	47,547	6,096
Contract assets are initially recognized for revenue earned from landscape design services as the cumulative revenue recognized in profit or loss exceed the cumulative billings to provide service. The contract assets will be reclassified as receivables when the progress billings are issued and delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due. The contract asset will also be reclassified as receivables when the performance obligation of the contracts has been completed.
For the years ended December 31, 2019 and 2020, HK$1,164,000 and HK$12,305,000 (approximately US$1,578,000) of provision on contract assets was recognized, respectively.
The expected timing of recovery or settlement for contract assets as of December 31, 2019 and 2020 is as follows:
	As of December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Within one year	47,391	47,547	6,096
Total contract assets	47,391	47,547	6,096

The movements in the allowance for contract assets are as follows:
	Year Ended December 31,
	2019	2020	2020
	HK$$’000	HK$’000	US$’000
Beginning balance	51,645	51,787	6,639
Provision	1,164	12,305	1,578
Exchange difference	(1,022)	4,022	516
Ending balance	51,787	68,114	8,733
An impairment analysis is performed at each reporting date using a provision matrix to measure expected losses. The provision rates of contract assets are based on days past due of trade receivables of various customer with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance).
NOTE 10 — PROPERTY AND EQUIPMENT, NET
As of December 31, 2019 and 2020, property and equipment, net consist of the following:
	Right-of-use assets	Leasehold improvements	Furniture and equipment	Motor vehicles	Plant and machinery	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
For y ear ended December 31, 2019
Impact on initial application of ASC 842	27,942	—	—	—	—	27,942
On January 1, 2019, net of accumulated depreciation and impairment	—	9,717	6,098	1,123	—	16,938
Additions	7,933	2,284	1,505	674	—	12,396
Acquisition of subsidiaries	55,019	—	—	—	4,713	59,732
Impairment	—	(2,115)	(1,086)	(321)	—	(3,522)
Amortization and depreciation	(14,892)	(2,863)	(1,769)	(686)	(131)	(20,341)
Disposal	—	—	(61)	—	—	(61)
Exchange difference	(347)	(161)	(104)	(10)	(12)	(634)
On December 31, 2019, net of accumulated amortization, depreciation and impairment	75,655	6,862	4,583	780	4,570	92,450
On December 31, 2019:
Cost	91,333	24,849	18,130	3,775	5,273	143,360
Accumulated amortization and depreciation	(15,678)	(11,399)	(11,875)	(2,678)	(427)	(42,057)
Accumulated impairment	—	(6,588)	(1,672)	(317)	(276)	(8,853)
Net carrying amount (HK$’000)	75,655	6,862	4,583	780	4,570	92,450
For year ended December 31, 2020
On January 1, 2020, net of accumulated depreciation and impairment	75,655	6,862	4,583	780	4,570	92,450
Additions	9,620	3,133	1,582	857	8,830	24,022
Disposal	—	—	(376)	(130)	—	(506)
Disposal of subsidiaries	(182)	(430)	(118)	—	—	(730)

	Right-of-use assets	Leasehold improvements	Furniture and equipment	Motor vehicles	Plant and machinery	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Impairment	—	(1,400)	(725)	—	—	(2,125)
Amortization and depreciation	(15,331)	(2,422)	(1,442)	(436)	(654)	(20,285)
Lease termination	(5,590)	—	—	—	—	(5,590)
Exchange difference	3,828	391	230	51	771	5,271
As of December 31, 2020, net of accumulated amortization, depreciation and impairment	68,000	6,134	3,734	1,122	13,517	92,507
As of December 31, 2020:
Cost	83,466	28,137	17,826	2,886	14,954	147,269
Accumulated amortization and depreciation	(15,466)	(13,597)	(12,009)	(1,427)	(1,149)	(43,648)
Accumulated impairment	—	(8,406)	(2,083)	(337)	(288)	(11,114)
Net carrying amount (HK$’000)	68,000	6,134	3,734	1,122	13,517	92,507
Net carrying amount (US$’000)	8,718	786	479	144	1,733	11,860

For the years ended December 31, 2019 and 2020, depreciation expense was HK$20,341,000 and HK$20,285,000 (approximately US$2,601,000), respectively.
During the years ended December 31, 2019 and 2020, the Group closed certain loss-making restaurants and recorded impairment loss of HK$3,522,000 and HK$2,125,000 (approximately US$272,000), respectively, in the catering segment.
ROU assets
The Group adopted ASC 842 as of January 1, 2019. As part of the implementation, the Group recognized its lease liabilities, including the current and non-current portions, within its consolidated balance sheets as of the adoption date, which represents the present value of the Group’s obligation related to the estimated future lease payments. The Group also recognized ROU assets which represent the right to use the leased assets over the period of individual leases. The ROU assets were calculated as the lease liabilities less any asset or liability balances that existed at the time of adoption.
The Group has several production plant and equipment lease agreements, and factory and dormitory lease agreements with lease terms ranging from 1 to 15 years. As of December 31, 2019 and 2020, the Group recognized approximately HK$75,655,000 and HK$68,000,000 (approximately US$8,718,000) right of use (“ROU”) assets, respectively, and approximately HK$78,781,000 and HK$73,379,000 (approximately US$9,408,000) lease liabilities, respectively, based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 1.98% and 9% based on duration of lease terms. As of December 31, 2019 and 2020, the weighted average discount rate are 4.8% and 7.5%, respectively and the weighted average remaining lease term are 10.9 years and 10.81 years, respectively.
The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.
The analysis of the net book value of right-of-use assets by class of underlying assets is as follows:
	December 31, 2019 HK$’000	December 31, 2020 HK$’000	December 31, 2020 US$’000
Other properties leased for own use	41,476	34,157	4,379
Plant and machinery leased for own use	34,179	33,843	4,339
	75,655	68,000	8,718

The analysis of expense items in relation to leases recognized in profit or loss is follows:
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Amortization expense of right-of-use assets	14,892	15,331	1,966
Interest expense on lease liabilities	3,416	5,673	727
Expense relating to short-term leases less than 12 months	6,977	3,440	441
NOTE 11 — GOODWILL
Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred.
Movements on goodwill during the years ended December 31, 2019 and 2020 were as follows:
	HK$’000	US$’000
On January 1, 2019	5,419	695
Impairment loss	(2,307)	(296)
Acquisition of subsidiaries	101,939	13,069
On December 31, 2019	105,051	13,468
Cost and net carrying amount on January 1, 2020	105,051	13,468
Impairment loss	(3,112)	(399)
On December 31, 2020	101,939	13,069
Goodwill acquired through business acquisitions is allocated to the following reporting units:
•
(i) Japanese cuisine restaurants cash-generating unit (“CGU A”),

•
(ii) Thai cuisine restaurants — Italy cash-generating unit (“CGU B”), Thai cuisine restaurants — China cash-generating unit (“CGU C”) and Thai cuisine restaurant management cash-generating unit (“CGU D”),

•
(iii) Graphene Products Business cash generating-unit (“CGU E”)

The change in carrying amount of goodwill allocated to each of the reporting units is as follows:
	CGU A	CGU B	CGU C	CGU D	CGU E	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
As of January 1, 2019	329	1,428	1,978	1,684	—	5,419
Impairment loss	(329)	—	(1,978)	—	—	(2,307)
Acquisition of subsidiaries	—	—	—	—	101,939	101,939
As of December 31, 2019	—	1,428	—	1,684	101,939	105,051
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
As of January 1, 2020	—	1,428	—	1,684	101,939	105,051
Impairment loss	—	(1,428)		(1,684)	—	(3,112)
As of December 31, 2020	—	—	—	—	101,939	101,939
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2020	—	—	—	—	13,069	13,069
(i) On December 5, 2017, the Group acquired a 51% interest in Wenlvge from third parties of the Group. Wenlvge is a company registered in Suzhou engaged in hotel management and catering industry. The acquisition was made as part of the Group’s strategy to enter the catering industry. The aggregate consideration of consideration of HK$10.4 million (approximately US$1.33 million). The excess fair value of consideration over the identifiable assets acquired of HK$2.09 million (approximately US$268,000) was allocated to goodwill attributable to CGU A in the catering business segment.
(ii) On September 30, 2017, the Group acquired 51% interest in Thai Gallery HK from third parties of the Group. Thai Gallery HK is mainly engaged in Thai food services. The acquisition was made as part of the Group’s strategy to enter the catering industry. The aggregate consideration of HK$17.3 million (approximately US$2.2 million). The excess fair value of consideration over the identifiable assets acquired of HK$5.09 million (approximately US$652,564) was allocated to goodwill attributable to CGU B, CGU C, and CGU D in the catering business segment.
(iii) On August 7, 2019, the Group acquired 100% interest in Think High Global Limited and its subsidiaries from third parties of the Group. Think High Global Group is engaged in the manufacture and sale of graphene products (the “Graphene Products Business”). The acquisition was made as part of the Group’s strategy to enter the graphene industry. The aggregate consideration of HK$677.5 million (approximately US$86.9 million). The excess fair value of consideration over the identifiable assets acquired of HK$101.94 million (approximately US$13.07 million) was allocated to goodwill attributable to CGU E in the Graphene Products Business segment as referred to Note 3.
During the years ended December 31, 2019 and 2020, the Group decided to close certain loss-making restaurants in the near future and identified certain restaurants with insufficient future cash inflows to fully cover the carrying amount of the restaurants’ assets. For the years ended December 31, 2019 and 2020, the Group recorded an impairment loss for the closed restaurants of HK$2,307,000 and HK$3,112,000 (approximately US$399,000), respectively.
NOTE 12 — OTHER INTANGIBLE ASSETS
As of December 31, 2019 and 2020, other intangible assets, net consist of the following:
	Software	Backlog contracts	Brand names	Patents	Trademarks	Customer relationships	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost on January 1, 2019, net of accumulated amortization	3,208	16,924	15,886	—	—	—	36,018
Additions	1,196	—	—	—	—	—	1,196
Acquisition of subsidiaries	—	—	—	258,222	229,408	174,814	662,444
Amortization provided during the year	(1,895)	(903)	(1,457)	(7,111)	(6,455)	(7,235)	(25,056)
Impairment during the year	—	—	(9,272)	—	—	—	(9,272)
Exchange difference	(40)	—	—	(824)	(595)	(558)	(2,017)
On December 31, 2019	2,469	16,021	5,157	250,287	222,358	167,021	663,313
On December 31, 2019:
Cost	14,609	18,052	27,674	257,438	228,711	174,283	720,767
Accumulated Amortization	(12,073)	(2,031)	(5,059)	(7,151)	(6,353)	(7,262)	(39,929)
Accumulated impairment	(69)	—	(17,458)	—	—	—	(17,525)
Net carrying amount (HK$’000)	2,469	16,021	5,157	250,287	222,358	167,021	663,313

	Software	Backlog Contracts	Brand names	Patents	Trademarks	Customer relationships	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At January 1, 2020, net of accumulated amortization and impairment	2,469	16,021	5,157	250,287	222,358	167,021	663,313
Additions	1,498	—	—	581	—	—	2,079
Disposal of subsidiaries	(4)	—	—	—	—	—	(4)
Impairment	—	(15,257)	(4,789)	—	—	—	(20,046)
Amortization	(1,893)	(764)	(368)	(17,291)	(15,331)	(17,524)	(53,171)
Exchange difference	115	—	—	15,138	13,421	9,731	38,405
At December 31, 2020, net of accumulated amortization, depreciation and impairment	2,185	—	—	248,715	220,448	159,228	630,576
At December 31, 2020
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost	16,908	18,052	28,597	274,632	243,440	185,507	767,136
Accumulated amortization	(14,651)	(2,795)	(5,543)	(25,917)	(22,992)	(26,279)	(98,177)
Accumulated impairment	(72)	(15,257)	(23,054)	—	—	—	(38,383)
Net carrying amount (HK$’000)	2,185	—	—	248,715	220,448	159,228	630,576
Net carrying amount (US$’000)	280	—	—	31,887	28,263	20,414	80,844
Backlog contracts and brand name Patents, trademarks and customer relationships acquired during the year through business combination are mainly related to the Graphene Products Business, as referred to Note 3.
Impairment loss on other intangible assets allocated to Catering Business
As of December 31, 2020, the Group determined that the backlog contracts and brand names for the Group’s catering business had indicators of impairment. The management compared the carrying amount of each of the backlog contracts and brand names with its recoverable amount to determine the amount of the impairment. The estimates of recoverable amount were determined based on the higher of the backlog contracts and brand names’ value in use and its fair value less costs of disposal. In determining the value in use, the pre-tax discount rate of 19.02% (2019: 16.33% and 20.57%) was used, reflecting the current market assessment of value of money and the risk specific to the backlog contracts and brand names.
During the years ended December 2019 and 2020, the Group decided to close a loss-making restaurant and identified certain restaurants with no sufficient future cash flows to fully cover the carrying amount of restaurants’ assets. Impairment provision of backlog contracts of nil and HK$15,257,000 (US$1,956,000) during the years ended December 31, 2019 and 2020, respectively, and brand names of HK$9,272,000 and HK$4,789,000 (US$614,000) during the years ended December 31, 2019 and 2020, respectively, of the catering business was recognized in profit or loss.
Impairment test on other intangible assets allocated to Graphene Products Business
Patents, trademarks and customer relationships acquired during the year ended December 31, 2019 through business combination are mainly related to the Graphene Products Business.
The recoverable amount of Graphene Products Business as the identified CGU has been determined on a value in use calculations. At December 31, 2020, the recoverable amount of the CGU, to which patents, trademarks, customer relationships, goodwill of HK$101,939,000 (US$13,069,000) (2019: HK$101,939,000) and right-of-use assets of HK$52,777,000 (US$6,766,000) (2019: HK$53,302,000) (Note 13) are allocated, is determined taking into account the valuation performed by CHFT Advisory and Appraisal Ltd (“CHFT”), an independent valuation advisor, based on the cash flows forecasts derived from the most recent financial budgets for the next five years approved by the management using the pre-tax discount rate of 20.8% (2019: 19.3%) per annum which reflects current market assessments of the time value of money and the risks specific to the CGU. Other key assumptions for the value in use calculations is the budgeted growth rate of 2% (2019: 2%), which is determined based on the past performance, management’s expectations for the market development and market growth forecasts. The ratio of adjusted EBITDA over revenue is estimated to be about 29.57% to 30.55% during the budget for the next 5 years, taking into account of strong demand for global electric vehicles and Li-ion batteries, for which, the Group’s graphene products are applied as their raw materials.
By applying the same key assumptions as the impairment test of the goodwill which detailed in Note 11 above, based on the valuation prepared by CHFT, the recoverable amount of the CGU, to which patents, trademarks, customer relationships, related goodwill (Note 11) and right-of-use assets (Note 10) are allocated, exceeds its carrying amount as of December 31, 2020. Accordingly, no impairment loss on patents, trademarks, customer relationships, related goodwill (Note 11) and right-of-use assets (Note 10) in respect of Graphene Products Business has been recognized during the two years ended December 31, 2019 and 2020. The management believes that any reasonable possible change in any of the key assumptions would not cause the carrying amount of the CGU to exceed its recoverable amount as of December 31, 2019 and 2020. The management also performed sensitivity analysis for CGU, assuming a hypothetical 5% decrease in the forecasted revenue and the scenario yielded an estimated fair value for the CGU reporting unit below carrying value by approximately HK$ 9.7 million; or assuming a hypothetical 0.5% increase in the discount rate and there were no sign of impairment.
Amortization expenses for the years ended December 31, 2019 and 2020 amounted to HK$25,056,000 and HK$53,171,000 (approximately US$6,817,000), respectively.
The estimated amortization is as follows:
	Estimated amortization expense	Estimated amortization expense
Twelve Months Ending December 31,	HK$’000	US$’000
2021	54,016	6,925
2022	53,680	6,882
2023	53,510	6,860
2024	53,294	6,833
2025	53,130	6,812
Thereafter	362,946	46,532
Total	630,576	80,844
NOTE 13 — INVESTMENTS
As of December 31, 2019 and 2020, investments consist of the following:
	2019 HK$’000	2020 HK$’000	2020 US$’000
(i) Investment in joint ventures	—	—	—
(ii) Investment in associates	1,212	854	109
(iii) Equity investments at fair value	870	1,235	158
	2,082	2,089	267

(i)   Investments in joint ventures
The following table illustrates the aggregate financial information of the Group’s joint ventures that are not individually material:
As of December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
EA Trading	—	—	—
Kouxiong	—	—	—
Total	—	—	—
The followings are details of investments in joint ventures.
	Particulars of issued shares held/paid-up capital	Place of registration and business	Percentage of
Name			Ownership interest	Voting power	Profit sharing	Principal activity
Ease Global Limited (“EA Trading”)	Issued shares of US$100	BVI	30	50	30	Trading business
The Group has discontinued the recognition of its share of losses of a joint venture, EA Trading, because the share of losses of the joint venture exceeded the Group’s interest in the joint venture and the Group has no obligation to take up further losses. The amount of the Group’s unrecognized share of losses and accumulated loss of EA Trading were HK$1,627,000 (approximately US$208,590) and HK$3,355,000 (approximately US$430,128) for the year ended December 31, 2019. During the year ended December 31, 2020, the shareholders of EA Trading reorganized the Group of EA Trading. After the reorganization, Trade More Global Limited is owned and controlled by the same control group as Earthasia Worldwide Holdings Limited. The Group held 30% equity interest in Ease Global Limited which held 100% equity interest in Trade More Global Limited.
Movements on investment in joint ventures during the years ended December 31, 2019 and 2020 were as follows:
HK$’000
As of January 1, 2019	199
Share of loss	(199)
As of December 31, 2019 and January 1, 2020	—
Capital contribution to a joint venture	114
Share of loss	(114)
As of December 31, 2020	—
(ii)   Investments in Associates
	As of December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Teddy	1,212	854	109
Particulars of the Group’s associates are as follows:

Name	Particulars of Place of issued shares held/ registration paid-up capital and business	Percentage of
		Ownership interest	Voting power	Profit sharing	Principal activity
Shanghai Teddy Friends Investment Management Limited (“Teddy”)	Registered capital of Mainland China RMB27,000,000	20	20	20	Investment holding
Suzhou Sudi Investment and Development Limited (“Sudi”)	Registered capital of Mainland China RMB35,000,000	10	10	10	Operating a theme park facility in Mainland China
Teddy and its subsidiary, Sudi are indirectly held by the Company. Teddy and Sudi, which are considered as associates of the Group and are accounted for using the equity method.
Movements on investment in associates during the years ended December 31, 2019 and 2020 were as follows:
HK$’000
As of January 1, 2019	2,297
Share of loss	(1,072)
Exchange difference	(13)
As of December 31, 2019	1,212
Share of loss	(419)
Exchange difference	61
As of December 31, 2020	854
For the years ended December 31, 2019 and 2020, the Group recognized share of loss of HK$1,072,000 and HK$419,000 (approximately US$54,000), respectively. There was no indicator of impairment noted for the investments in associates as of December 31, 2019 and 2020.
(iii)   Equity investments at fair value
	As of December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Unlisted equity investment, at fair value
Shenzhen Qianhai Lendbang Internet Financial Services Limited (“Lendbang”)	870	1,235	158
In 2015, the Company paid HK$2.86 million for investing in approximately 7.41% equity interest in an unlisted entity, namely Shenzhen Qianhai Lendbang Internet Financial Services Limited (“Lendbang”), which is an associate of Pubang Landscape Architecture Company Limited (“Pubang”) principally engaged in the internet financial services business. The above equity investment was irrevocably designated at fair value through other comprehensive income as the Group considers the investment to be strategic in nature.
Movements on unlisted equity investment unlisted during the years ended December 31, 2019 and 2020 were as follows:

HK$’000
As of January 1, 2019	2,885
Change in fair value	(1,969)
Exchange difference	(46)
As of December 31, 2019	870
Change in fair value	336
Exchange difference	29
As of December 31, 2020	1,235
During the years ended December 31, 2019 and 2020, the Group received dividends in the amounts of HK$420,000 and HK$250,000 (approximately US$32,000) from Lendbang, respectively. For the years ended December 31, 2019 and 2020, the Group recognized changes in fair value in the amounts of HK$1,969,000 and HK$336,000 (approximately US$43,000) through loss in the consolidated statement of operations.
NOTE 14 — CONTRACT LIABILITIES, OTHER PAYABLE AND ACCRUALS
As of December 31, 2019 and 2020, other payable and accruals consisted of:
	Notes	As of December 31,
		2019	2020	2020
		HK$’000	HK$’000	US$’000
Current:
Contract liabilities	(a)	58,469	46,225	5,926
Other payables and accruals
Other payables	(b)	16,679	22,211	2,847
Interest payables		8,458	12,034	1,543
Accruals		2,569	31	4
Total		27,706	34,276	4,394

Notes:
(a)
Details of contract liabilities as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Gross amount due to customers for construction work	54,981	46,225	5,926
Short-term advances received from customers:
Landscape Architecture and Design	—	—	—
Catering	16	—	—
Graphene Products	3,237	—	—
Management service	235	—	—
Total contract liabilities	58,469	46,225	5,926
Contract liabilities include short-term advances received. The decrease in contract liabilities in 2020 was mainly due to the decrease in gross amount due to customers for construction work in relation to the provision of landscape design services at the end of the year.
(b)
Other payables are non-interest-bearing and have an average term of three months.

NOTE 15 — LEASE LIABILITIES
To determine the estimated future lease payments, the Group reviews each of its lease agreements to identify the various payment components. The Group includes only the actual lease components in its determination of future lease payments for all the leases. Once the estimated future lease payments are determined, the Group uses a discount rate to calculate the present value of the future lease payments. As of December 31, 2019 and 2020, weighted average discount rate of 4.8% and 7.5%, respectively, has been applied to the remaining lease payments to calculate the lease liabilities included within the consolidated balance sheets. This represents the incremental borrowing rate the Group would be subject to on borrowings from its available revolving debt agreements. As of December 31, 2019 and 2020, the weighted average remaining lease term is 10.9 years and 10.81 years, respectively. The following table shows the remaining contractual maturities of the Group’s lease liabilities as of December 31, 2019 and 2020:
	As of December 31, 2019		As of December 31, 2020
	Present value of the minimum lease payment HK$’000	Total minimum lease payments HK$’000	Present value of the minimum lease payment HK$’000	Total minimum lease payments HK$’000	US$’000
Within 1 year	13,718	19,304	11,182	16,777	2,151
After 1 year but within 2 years	8,907	13,902	8,741	13,730	1,760
After 2 years but within 5 years	13,389	26,267	11,197	23,995	3,076
After 5 years	42,767	63,367	42,259	60,222	7,722
	78,781	122,840	73,379	114,724	14,709
Less: total future interest expense		(44,059)		(41,345)	(5,301)
Total present value of lease liabilities		78,781		73,379	9,408
Less: Non-current portion		(65,063)		(62,197)	(7,974)
Lease liabilities — current		13,718		11,182	1,434
NOTE 16 — DEBT
(i) Short-term borrowings — related parties as of December 2019 and 2020 were as follows:
				2019	2020
Current	Relationship	Interest rate %	Maturity	HK$’000	HK$’000	US$’000
Boxuan Wu	Legal representative of Taihuan	4.75%	2021	2,188	2,056	264
Shanghai Monet x Catering Co., Ltd.	Mr. Andross Chan as chairman	Zero	2020	2,568	—	—
Suk Fun Chan	Shareholder of Thai Gallery	Zero	2020	1,863	1,563	200
Earthasia Worldwide Holdings Limited	Joint Venture	12%	2021	—	6,605	847
Shanghai Yi Gui Pinpai Management Limited (上海奕桂品牌管理有限公 司) (Yigui”)	Joint Venture	8%	2021	—	4,456	571
				6,619	14,680	1,882
Non- Current
Suk Fun Chan	Shareholder of Thai Gallery	Zero	2023	245	245	31
				245	245	31

(ii) Short-term borrowings — third parties as of December 31, 2019 and 2020 were unsecured and as follows:
Note	Date of loan	Guarantee	Original Currency $’000	Interest rate	Maturity date	2019	2020
						HK$’000	HK$’000	US$’000
(a1)	12/6/2019	NO	HK$2,000	18%	1/12/2020	2,000	—	—
(a1)	12/11/2019	NO	US$1,000	9.60%	1/17/2020	7,808	—	—
(a2)	12/10/2019	NO	HK$15,000	24%	1/9/2020	15,000	—	—
(a3)	6/1/2019	NO	RMB11,262	Free	5/31/2020	12,571	—	—
(a4)	19/2/2020	NO	HK$6,000	18%	4/29/2020	—	6,000	769
	Bank overdrafts				On demand	—	3,455	442
						37,379	9,455	1,211

Note:
(a1)
On December 6, 2019 and December 11, 2019, the Group entered into two short-term loan agreements with an individual to borrow HK$2,000,000 and US$1,000,000 with due dates on January 12, 2020 and January 17, 2020, respectively. The balances were subsequently repaid when due.

(a2)
On December 10, 2019, the Group entered into a short-term loan agreement with CLC Finance Limited to borrow HK$15,000,000 a with due date on January 9, 2020. The balances were subsequently repaid when due.

(a3)
On June 1, 2019, Jixi Company, a subsidiary of the Group, entered into a one-year working capital revolving loan agreement with Dalian Zhuoliyuan Trading Limited amounting to a total of RMB20,000,000 (HK$22,326,000) with due date on May 31, 2020. As of December 31, 2019, the outstanding was RMB11,262,000 (HK$12,571,000). The balance was subsequently repaid in March 2020.

(a4)
On February 19,2020, the Group entered a short-term loan agreement with an individual, Shen Tao Yu to borrow HK$6,000,000 with due date on April 18, 2020. Up to May 14, 2021, the balance was not yet repaid.

(iii) Corporate bonds payable
The corporate bonds recognized in the consolidated financial statements are calculated as follows:
	HK$6%	HK$6%	HK$9%	HK$6%	HK$9%	HK$6%	Total
	Corporate	Corporate	Corporate	Corporate	Corporate	Corporate
	Bonds	Bonds	Bonds	Bonds	Bonds	Bonds
	due 2019	due 2020	due 2019	due 2021	due 2021	due 2021
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(note b)	(note b)		(note c)		(note d)
Balance as of January 1, 2019	56,893	40,249	5,000	—	—	—	102,142
Issuance during the year	—	—	—	105,500	5,000	37,000	147,500
Transaction costs	—	—	—	(5,803)	—	(2,590)	(8,393)
Repayment	(44,500)	—	(5,000)	—	—	—	(49,500)
Amortization	1,607	1,103	—	1,334	—	129	4,173
Balance as of December 31, 2019 (HK$’000)	14,000	41,352	—	101,031	5,000	34,539	195,922
Less: non-current portion (HK$’000)	—	—	—	(101,031)	(5,000)	(34,539)	(140,570)

	HK$6%	HK$6%	HK$9%	HK$6%	HK$9%	HK$6%	Total
	Corporate	Corporate	Corporate	Corporate	Corporate	Corporate
	Bonds	Bonds	Bonds	Bonds	Bonds	Bonds
	due 2019	due 2020	due 2019	due 2021	due 2021	due 2021
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(note b)	(note b)		(note c)		(note d)
Current portion (HK$’000)	14,000	41,352	—	—	—	—	55,352
Balance as of December 31, 2019 (US$’000)	1,795	5,301	—	12,953	641	4,428	25,118
Less: non-current portion (US$’000)	—	—	—	(12,953)	(641)	(4,428)	(18,022)
Current portion (US$’000)	1,795	5,301	—	—	—	—	7,096

	HK$6%	HK$6%	HK$9%	HK$6%	HK$9%	HK$6%	HK$6%	HK$9%	Total
	Corporate	Corporate	Corporate	Corporate	Corporate	Corporate	Corporate	Corporate
	Bonds	Bonds	Bonds	Bonds	Bonds	Bonds	Bonds	Bonds
	due 2019	due 2020	due 2019	due 2021	due 2021	due 2021	due 2021	due 2022
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(note b)	(note b)		(note c)		(note d)	(note d)	(note e)
Balance as of January 1, 2020	14,000	41,352	—	101,031	5,000	34,539	—	—	195,922
Issuance during the year	—	—	—	—	—	—	5,000	79,500	84,500
Transaction costs								(5,565)	(5,565)
Repayment	(14,000)	(41,500)							(55,500)
Amortization	—	148	—	2,905	—	1,237	—	2,106	6,396
Balance as of December 31, 2020 (HK$’000)	—	—	—	103,936	5,000	35,776	5,000	76,041	225,753
Less: non-current portion (HK$’000)	—	—	—	—	—	—	—	(76,041)	(76,041)
Current portion (HK$’000)	—	—	—	103,936	5,000	35,776	5,000	—	149,712
Balance as of December 31, 2020 (US$’000)	—	—	—	13,325	641	4,587	641	9,749	28,943
Less: non-current portion (US$’000)	—	—	—	—	—	—	—	(9,749)	(9,749)
Current portion (US$’000)	—	—	—	13,325	641	4,587	641	—	19,194

Note:
(a)
The Group’s corporate bonds were denominated in Hong Kong dollars, with duration of two years from the date subscribed.

(b)
On December 7, 2018, the Company issued HK$110,000,000 corporate bonds with a nominal value of HK$110,000,000, of which HK$105,500,000 (approximately US$13,525,641) was received in 2019. The bonds carry interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually after the period.

(c)
On November 25, 2019, the Company issued HK$150,000,000 corporate bonds with a nominal value of HK$150,000,000, of which HK$37,000,000 (approximately US$4,743,590) was received in 2019. The bonds carry interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually after the period.

(d)
On 26 February 2020, the Company issued HK$5,000,000 corporate bonds with a nominal value of HK$5,000,000, of which HK$5,000,000 (approximately US$641,000) was received in 2020. The bonds carry interest at a rate of 6% per annum and payable annually after the period.

(e)
The effective interest rates of HK$105,500,000 6% Corporate Bonds due in 2021 and HK$116,500,000 6% Corporate Bonds due in 2021 and 2022 are 9.13% and 10.04%, respectively.

For the years ended December 31, 2019, and 2020 interest expense was HK$14,348,000 and HK$22,149,000 (approximately US$2,840,000) respectively.
NOTE 17 — PROMISSORY NOTE
Promissory Note details as of December 31, 2019 and 2020 were as follows:
	As of December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Beginning balance	—	281,307	36,065
Issuance of promissory note (note (a))	274,552	—	—
Amortization (note (b))	6,755	16,782	2,152
Ending balance	281,307	298,089	38,217

Note:
(a)
On August 7, 2019, the Company issued a 4 — year unsecured promissory note with nominal value of HK$348,080,000 denominated in Hong Kong dollars. The interest for the promissory note is 2% per annum. The effective interest rate of the promissory note is 8.4% per annum. The fair value of the promissory note at acquisition date is estimated to be approximately HK$275 million.

(b)
The promissory note is measured at amortized cost using the effective rate method with the effective rate at 8.4% per annum.

For the years ended December 31, 2019, and 2020, interest expense was HK$9,655,000 and HK$23,743,000 (approximately US$3,044,000), respectively.
NOTE 18 — INCOME TAX
Enterprise income tax
British Virgin Islands
Under the current laws of the British Virgin Islands, the Company incorporated in the British Virgin Islands is not subject to tax on income or capital gain. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.
Hong Kong
Currently, Hong Kong adopts a two-tier profits tax rate regime (the “Regime”) that the applicable profits tax rate for the first HK$2 million of assessable profits is 8.25% and for the remainder of assessable profits is 16.5%. The Regime is applicable to years of assessment beginning on or after 1 April 2018. Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Company in Hong Kong are subject to the Regime. Dividend incomes received from PRC subsidiaries are not subject to Hong Kong profit tax. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

The PRC
The Company’s subsidiaries that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%.
Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. Jixi Company qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2015 to 2020. The HNTE certificate of Jixi Company is expiring in 2021 and there exists uncertainties with the reapplication outcome.
Uncertain tax positions
The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2020, the Company did not have any significant unrecognized uncertain tax positions.
The Company did not incur any interest or penalty related to potential underpaid income tax expenses for the years ended December 31, 2019 and 2020, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2020.
The income tax expenses comprise:
	For the years ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Current income tax expense	6,010	9,164	1,175
Deferred income tax benefit	(4,860)	(16,945)	(2,173)
Income tax expense (benefit)	1,150	(7,781)	(998)
A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT for the years ended December 31, 2019 and 2020 is as follows:
	For the years ended December 31,
	2019	2020
Income tax computed at HK statutory tax rate	16.5%	16.5%
Effect of tax-preferential entities	(6.9)%	(8.7)%
Temporary difference — not recognized	(2.8)%	(3.5)%
Tax losses not recognized	(7.7)%	(2.5)%
Non-deductible rate	(0.8)%	5.2%
Income tax expense	(1.7)%	7.0%

The movements in deferred tax assets and deferred tax liabilities during the year are as follows:
Deferred tax assets
	Net operating loss carry forward	Allowance of doubtful accounts	Total	Total
	HK$’000	HK$’000	HK$’000	US$’000
On January 1, 2019	164	153	317	40
Credited to the statement of operations	(128)	—	(128)	(16)
Exchange difference	(1)	(3)	(4)	—
On December 31, 2019	35	150	185	24
On January 1, 2020	35	150	185	24
Credited to the statement of operations	876	2,152	3,028	388
Exchange difference	2	136	138	18
On December 31, 2020	913	2,438	3,351	430
As of December 31, 2019 and 2020, HK$185,000 and HK$3,351,000 (approximately US$430,000) deferred tax assets have been recognized, respectively. The Group considers future taxable income, including the impacts of reversing taxable temporary differences and future forecasted income when evaluating whether deferred tax assets are more likely than not to be realized prior to expiration.
Deferred tax liabilities
	Recognition of intangible assets arising from business combinations	Effect of withholding tax on the distributable profits of The Group’s PRC subsidiaries	Total	Total
	HK$’000	HK$’000	HK$’000	US$’000
On January 1, 2019	8,379	1,307	9,686	1,242
Credited to the statement of operations	(4,988)	—	(4,988)	(639)
Arising from acquisition of subsidiaries (Note 3)	99,366	—	99,366	12,739
Exchange difference	(363)	—	(363)	(47)
On December 31, 2019	102,394	1,307	103,701	13,295
On January 1, 2020	102,394	1,307	103,701	13,295
Credited to the statement of operations	(13,888)	—	(13,888)	(1,781)
Exchange difference	5,884	—	5,884	755
On December 31, 2020	94,390	1,307	95,697	12,269
Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in Mainland China. The requirement is effective from January 1, 2008 and applies to earnings after December 31, 2007. A lower withholding tax rate may be applied if there is a tax treaty between Mainland China and the jurisdiction of the foreign investors. The Group is liable for withholding taxes of 5% on dividends distributed by those subsidiaries established in Mainland China in respect of earnings generated from January 1, 2008.
There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders. Deferred tax assets have not been recognized in respect of the following items:
As of December 31, 2019 and 2020, the Group has tax losses arising in Mainland China of RMB16,864,000 (HK$18,826,000) and RMB18,504,000 (HK$21,986,692) that will expire in one to five years for offsetting against future taxable profits. Deferred tax assets have not been recognized in respect of these losses as it is uncertain that taxable profits will be available against which the tax losses can be utilized.
As of December 31, 2019 and 2020, the Group has tax losses arising in Hong Kong of HK$40,273,000 and HK$36,739,000 (approximately US$4,710,000), respectively, for offsetting against future taxable profits indefinitely. Deferred tax assets have not been recognized in respect of these losses and it is uncertain that taxable profits will be available against which the tax losses can be utilized.
As of December 31, 2019 and 2020, the Group has deductible temporary differences of HK$112,017,000 and HK$140,225,000 (approximately US$17,978,000), respectively, that will expire for offsetting against future taxable profits. Deferred tax assets have not been recognized in respect of these deductible temporary differences as it is uncertain that taxable profits will be available against which the tax losses can be utilized.
NOTE 19 — SHARE CAPITAL AND TREASURY STOCK
Ordinary stock
The Company was established under the laws of Cayman Islands on November 25, 2013. The original authorized number of Ordinary Stock was 780,000,000 shares with a par value of HK$0.01 per share.
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Issued and fully paid ordinary stock	4,823	4,823	618
A summary of movements in the Company’s share capital is as follows:
	Number of issued and fully paid shares	Par value of shares	Additional paid-in capital account
		HK$’000	HK$’000
As of January 1, 2019	434,290,000	4,343	163,205
Consideration shares issued (note (a))	48,000,000	480	192,480
As of December 31, 2019 and January 1, 2020	482,290,000	4,823	355,685
As of December 31, 2020	482,290,000	4,823	355,685

Note:
(a)
On August 7, 2019, the Company allotted and issued 48,000,000 new shares of the Company of HK$4.02 each for a total consideration of HK$192,960,000 (approximately US$24,738,000) for the acquisition of 100% issued share capital of Think High Global Limited. The consideration received in excess of the par value of these allotted shares of approximately HK$192,480,000 (approximately US$24,677,000) was credited to the additional paid-in capital account.

Treasury stock
A summary of movements in the Company’s treasury stock is as follows:
	Number of issued and fully paid shares	Par value of shares	Additional Paid-in premium account
		HK$’000	HK$’000
As of January 1, 2019	(9,525,275)	(95)	(11,662)
Repurchase of ordinary shares (note (b))	(356,000)	(4)	(1,380)
As of December 31, 2019 and January 1, 2020	(9,881,275)	(99)	(13,042)
As of December 31, 2020	(9,881,275)	(99)	(13,042)

Note:
(b)
On July 19, 2019, the Company repurchased a total of 356,000 ordinary shares of the Company of HK$0.01 each at a total consideration of HK$1,384,000 (approximately US$177,000). The consideration paid in excess of the par value of these repurchased shares of approximately HK1,380,000 (approximately US$177,000) was debited to the share premium account. The repurchased shares have not been cancelled and would be granted to eligible persons under a share award scheme of the Company.

Share award scheme
On August 21, 2014, the Company adopted a share award scheme. The specific objectives of the share award scheme are (i) to recognize the contributions by certain employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group.
Subject to any early termination as may be determined by the board of directors of the Company (the “Board”) pursuant to the rules of the share award scheme (the “Scheme Rules”), the share award scheme shall be valid and effective for a term of 10 years commencing on August 21, 2014.
The share award scheme shall be subject to the administration of the Company’s board of directors (the “Board”) and the trustee in accordance with the Scheme Rules and the trust deed as appointed by the Company. The trustee shall hold the trust fund in accordance with the terms of the trust deed.
The board of directors may from time to time cause to be paid the fund to the trust by way of settlement or otherwise contribution by the Company or any subsidiary as directed by the Board which shall constitute part of the trust fund, for the purchase of the Company’s shares and other purposes set out in the Scheme Rules and the trust deed. Subject to the Scheme Rules, the Board may from time to time instruct the trustee in writing to purchase the Company’s shares. Once purchased, the Company’s shares are to be held by the trustee for the benefit of employees under the trust on and subject to the terms and conditions of the share award scheme and the trust deed. On each occasion, when the Board instructs the trustee to purchase the Company’s shares, it shall specify the maximum amount of funds to be used and the range of prices at which such shares of the Company are to be purchased. The trustee may not incur more than the maximum amount of funds or purchase any shares of the Company at a price falling outside the range of prices so specified unless with the prior written consent of the Board.
Subject to the provision of the share award scheme, the Board may, from time to time at its absolute discretion, select any eligible person who contributes to the success of the Group’s operations (“Eligible Person”) other than those excluded for participation in the share award scheme, and grant awarded shares to the selected Eligible Person at no consideration in a number and on terms and conditions as it may determine at its absolute discretion.
Subject to the terms and conditions of the share award scheme and the fulfilment of all vesting conditions to the vesting of the awarded shares on such selected Eligible Person as specified in the share award scheme and the grant notice, the respective awarded shares held by the trustee on behalf of the selected Eligible Person pursuant to the provision hereof shall vest to such selected Eligible Person in accordance with the vesting schedule (if any) as set out in the grant notice, and the trustee shall cause the awarded shares to be transferred to such selected Eligible Person on the vesting date.
Prior to the vesting date, any award made pursuant to the share award scheme shall be personal to the selected Eligible Person to whom it is made and shall not be assignable and no selected Eligible Person shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any other person over or in relation to the awarded shares referable to him/her pursuant to such award.
The Board may at its discretion, with or without further conditions, grant additional shares of the Company or cash award out of the trust fund representing all or part of the income or distributions (including but not limited to cash income or dividends, cash income or net proceeds from sales of non-cash and non-scrip distributions, bonus shares and scrip dividends) declared by the Company or derived from such awarded shares during the period from the date of award to the vesting date to a selected Eligible Person upon the vesting of any awarded shares.
A share option scheme (the “Share Option Scheme”) was conditionally approved by the Company on June 3, 2014 for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations and the Share Option Scheme became effective on June 25, 2014. Eligible participants of the Share Option Scheme are the directors, including independent non-executive directors, of the Company and any entity in which the Group holds at least 20% of its shares (the “Invested Entity”), other employees of the Group or the Invested Entity, suppliers of goods or services to the Group or the Invested Entity, the customers of the Group or the Invested Entity, person that provides technological support to the Group or the Invested Entity, shareholders of the Group or the Invested Entity, holders of any securities issued by the Group or the Invested Entity, the advisor or consultant to the Group or the Invested Entity, and any non-controlling shareholder in the Company’s subsidiaries.
The maximum number of unexercised share options currently permitted to be granted under the Share Option Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue from time to time. The maximum number of shares issuable under share options to each eligible participant in the scheme within any 12-month period is limited to 1% of the shares of the Company in issue from time to time. Any further grant of share options in excess of this limit is subject to shareholders’ approval in a general meeting.
Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time or with an aggregate value (based on the price of the Company’s shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders’ approval in advance in a general meeting.
The offer of a grant of share options may be accepted within 21 days from the date of offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors which shall not exceed ten years from the offer date subject to the provisions of early termination thereof.
The exercise price of share options is determinable by the directors, but may not be less than the highest of (i) the closing price of the shares on the HK Stock Exchange as stated in the HK Stock Exchange’s daily quotation sheet on the offer date; (ii) the average of the closing prices of the shares as stated in the stock exchange’s daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the par value of the shares on the offer date.
Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.
The following share options were outstanding under the Share Option Scheme during the year ended December 31, 2018:
	Weighted average exercise price HK$ per share	Weighted average Number of options HK$’000	Exercise price HK$ per share	Number of options HK$’000
On January 1, 2018	1.27	12,290	—	—
Granted during the year	—	—	—	—
Exercised during the year	1.27	(12,290)	—	—
On December 31, 2018	—	—	—	—
The weighted average share price at the date of exercise for share options exercised during the year ended December 31, 2018 was HK$3.49 per share for one half and HK$4.5 per share for the other half.

The exercise prices and exercise periods of the share options outstanding as of the end of the reporting period as of December 31, 2018 are as follows:
Number of options ’000	Exercise price* Exercise period HK$ per share
6,145	1.27 January 4, 2016 to January 3, 2018
6,145	1.27 January 4, 2017 to January 3, 2018
12,290

*
The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company’s share capital.

On January 4, 2016, 14,290,000 share options were granted to directors and an employee under the Share Option Scheme. The exercise price of the options was HK$1.27. The first 50% portion of these share options granted vested on January 4, 2016 with an exercise period from January 4, 2016 to January 3, 2018. The second 50% portion of these share options vested on January 4, 2017 with an exercise period from January 4, 2017 to January 3, 2018. The fair value at grant date is estimated using a binomial pricing model, taking into account the terms and conditions upon which the options were granted. The fair value of options granted during the year ended December 31, 2016 was estimated on the date of grant using the following assumptions:
	First 50% portion		Second 50% portion
	Directors	Employee	Directors	Employee
Dividend yield (%)	4.76	4.76	4.76	4.76
Expected volatility (%)	67.23	67.23	67.23	67.23
Risk-free interest rate (%)	0.51	0.51	0.51	0.51
Exercise multiple	2.47	1.60	2.47	1.60
Fair value of the share options (HK$ per share)	0.40	0.35	0.41	0.39
No share option expense was recognized in the statement of operations and comprehensive loss for the years ended December 31, 2019 and 2020.
As of December 31, 2019 and 2020, the Company had no share options outstanding under the Share Option Scheme.
Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiaries in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC. Even though the Group currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Group may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiary to satisfy any obligations of the Group.

NOTE 20 — REVENUES
An analysis of revenues is as follows:
	For the years ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Revenue for contracts with customers
Sale of graphene products	123,474	215,462	27,624
Landscape design services	154,114	149,160	19,123
Catering revenue	25,087	7,809	1,001
Catering management services	11,266	16,421	2,105
	313,941	388,852	49,853
Details of revenue for contracts with customers:
Disaggregated revenue information for the year ended December 31, 2019:
	Graphene products business	Landscape architecture and design business	Catering business	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Type of goods or services
Sales of graphene products	123,474	—	—	123,474
Landscape design services	—	154,114	—	154,114
Catering services	—	—	25,087	25,087
Catering management services	—	—	11,266	11,266
Total Revenue	123,474	154,114	36,353	313,941
Geographical markets
The PRC	123,474	131,992	23,462	278,928
Hong Kong	—	20,112	—	20,112
Others	—	2,010	12,891	14,901
Total Revenue	123,474	154,114	36,353	313,941
Timing of revenue recognition
Goods transferred at a point in time	123,474	—	25,087	148,561
Services transferred over time	—	154,114	11,266	165,380
Total Revenue	123,474	154,114	36,353	313,941

Disaggregated revenue information for the year ended December 31, 2020:
	Graphene products business	Landscape architecture and design business	Catering business	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Type of goods or services
Sales of graphene products	215,462	—	—	215,462	27,624
Landscape design services	—	149,160	—	149,160	19,123
Catering revenue	—	—	7,809	7,809	1,001
Catering management services	—	—	16,421	16,421	2,105
Total Revenue	215,462	149,160	24,230	388,852	49,853
Geographical markets
The PRC	215,462	123,972	20,912	360,346	46,198
Hong Kong	—	23,984	—	23,984	3,075
Others	—	1,204	3,318	4,522	580
Total Revenue	215,462	149,160	24,230	388,852	49,853
Timing of revenue recognition
Goods transferred at a point in time	215,462	—	7,809	223,271	28,625
Services transferred over time	—	149,160	16,421	165,581	21,228
Total Revenue	215,462	149,160	24,230	388,852	49,853
The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period and recognized from performance obligations satisfied in previous periods:
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:
Landscape design services	10,269	5,691	730

(ii)
Performance obligations

Information about the Group’s performance obligations is summarized below:
Sale of graphene products
The performance obligation is satisfied upon delivery of the graphene products and payment is generally due within two months to four months from delivery, except for new customers, where payment in advance is normally required.
Landscape design services
The performance obligation is satisfied over time as services are rendered. A certain percentage of payment is retained by customers until the end of the retention period as the Group’s entitlement to the final payment is conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts.
Catering services
The performance obligation is satisfied upon delivery of catering products and payment at the same time.

Management services
The performance obligation is satisfied over time as services are rendered. Management service contracts are for periods of more than one year.
The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) at end of reporting period are as follows:
	For the years ended December 31,
	2019	2020	2020
	HK$’000	HK$’000	US$’000
Within one year	101,229	123,860	15,880
More than one year	320,449	391,420	50,182
	421,678	515,280	66,062
The remaining performance obligations expected to be recognized in more than one year relate to landscape design services that are to be satisfied within five years and catering management service that are to be satisfied within twenty years. All the other remaining performance obligations are expected to be recognized within one year. The amounts disclosed above do not include variable consideration which is constrained.
NOTE 21 — LOSS PER SHARE
The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares for 2019 and 2020 were 443,803,793 and 472,358,725, respectively, in issue during the year, as adjusted to reflect the shares repurchased for the purpose of awarding shares to eligible persons under the share award scheme.
The calculation of the diluted loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic loss per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise of all dilutive potential ordinary shares into ordinary shares.
No adjustment has been made to the basic loss per share amount presented for the year ended December 31, 2019 and 2020 in respect of a dilution as the impact of the share options had an anti-dilutive effect on the basic loss per share presented.
The following table sets forth the computation of basic and diluted earnings (loss) per share for the periods presented:
	For the years ended December 31,
	2019	2020
	HK$’000	HK$’000
Net loss attributable to the ordinary shareholders	(62,020)	(96,325)
Weight-average common stock outstanding
Basic and Diluted	443,803,893	472,358,725
Loss per share
Basic and Diluted	(0.140)	(0.204)
NOTE 22 — CONCENTRATION OF RISK
Credit risk
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of December 31, 2019, cash balance of HK$31,012,000 (approximately US$4,292,000) was maintained at financial institutions in Hong Kong and approximately HK$500,000 were insured by the

Hong Kong Deposit Protection Board. HK$20,216,000 (approximately US$2,367,000) were deposited with financial institutions located in the PRC. These balances are not covered by insurance. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,103) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2020, cash balance of HK$3,070,000 (approximately US$394,000) was maintained at financial institutions in Hong Kong and approximately HK$500,000 were insured by the Hong Kong Deposit Protection Board. As of December 31, 2020, HK$38,653,000 (US$4,956,000) were deposited with financial institutions located in the PRC. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.
Foreign Currency Risk
The Group has transactional currency exposures. Such exposures arise from financial instruments such as trade and note receivables and cash and bank balances by operating units in currencies other than the units’ functional currencies. A majority of the Group’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.
Significant transactions of the Group are denominated in RMB which is different from the functional currency of the Group, and therefore the Group is exposed to foreign currency risk. Management considers that there is or may be significant foreign currency risk arising from the Group’s monetary assets denominated in RMB.
The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.
Customer risk
None of the customers accounted for 10% or more of total operating revenue for the years ended December 31, 2019 and 2020.
Details of the customers which accounted for 10% or more of accounts receivable are as follows:
	For the year ended December 31,
	2019		2020
	HK$’000		HK$’000
Customer A	16,400	15%	—	—
	16,400	15%	—	—
Supplier risk
The Group’s operations are dependent on a limited number of suppliers for its major raw materials. There can be no assurance that the Group will be able to secure the raw materials supply from these suppliers. Any termination or suspension of the supply arrangements, any change in cooperation terms, or the deterioration of cooperation relationships with these suppliers may materially and adversely affect the Group’s results of operations.
Details of the suppliers accounting for 10% or more of total purchases are as follows:

	For the year ended December 31,
	2019		2020
	HK$’000		HK$’000
Supplier A	33,362	32%	56,255	34%
Supplier B	33,086	32%	8,934	5%
Supplier C	13,198	13%	28,402	17%
Supplier E	—	—	24,220	15%
Supplier F	7,898	8%	23,154	14%
	87,544	85%	140,965	85%
Details of the suppliers which accounted for 10% or more of accounts payable are as follows:
	As of December 31,
	2019		2020
	HK$’000		HK$’000
Supplier D	10,387	47%	—	—
Supplier C	2,707	12%	—	—
Supplier F	—	—	7,460	46%
Supplier G	1,313	6%	2,131	13%
	14,407	65%	9,591	59%
NOTE 23 — SEGMENTS INFORMATION
During the year, the residential development projects, infrastructure and public open space projects, commercial and mixed-use development projects and tourism and hotel projects have been aggregated into one reportable segment under landscape design, as all of these segments are primarily related to the landscape design, which have similar average gross margins and similar expected growth rates. The comparatives have been restated.
During the year, the Group commenced the business engaging in manufacture and sale of graphene products along with the acquisition of Think High Global Limited (as detailed in note 3), and it is considered as a new operating and reportable segment by the management.
The Group has identified the following three major reportable segments. Certain segments have been aggregated to form the following reportable segments:
(a)
Landscape design;

(b)
The catering business focuses on the operation of restaurants; and

(c)
Manufacture and sale of graphene products

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group’s profit/loss before tax except that finance expenses, as well as head office and corporate income and expenses are excluded from such measurement.
Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.
Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.
Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.

The following tables present revenue, profit/loss and certain asset, liability and expenditure information for the Group’s operating segments for the year.
Year ended December 31, 2019
	Graphene products business	Landscape architecture and design business	Catering business	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue (Note 20)
Revenue	123,474	154,114	36,353	313,941
Segment results	2,722	2,268	(24,441)	(19,451)
Reconciliation:
Unallocated income and gains				4,155
Unallocated expenses				(29,893)
Unallocated finance expenses				(24,003)
Loss before tax				(69,192)
Segment assets	902,385	212,767	58,854	1,174,006
Reconciliation:
Elimination of intersegment receivables				(62,346)
Unallocated assets				37,450
Total assets				1,149,110
Segment liabilities	189,975	60,561	88,934	339,470
Reconciliation
Elimination of intersegment payables				(62,346)
Unallocated liabilities				653,808
Total liabilities				930,932
Other segment information:
Investment losses of unconsolidated affiliates				1,072
Provision for doubtful accounts	—	5,593	1,024	6,617
Impairment losses	—	—	15,101	15,101
Depreciation and amortization	23,454	13,815	8,128	45,397
Government grants	—	1,567	—	1,567
Service income and others	4,189	94	—	4,283
Finance expenses	2,231	447	738	3,416
Chang in fair value loss – call options	—	—	2,926	2,926
Change in fair value loss – equity investments unallocated	—	—	—	1,969
Investments in an associate unallocated				1,212
Capital expenditures (note (i))	—	3,855	117	3,972
Reconciliation:
Unallocated				1,687
Total capital expenditures				5,659

Note:
(i)
Capital expenditure consists of additions to property and equipment and other intangible assets except for right-of-use assets.

Year ended December 31, 2020
	Graphene products business	Landscape architecture and design business	Catering business	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Segment revenue
Revenue	215,462	149,160	24,230	388,852	49,853
Segment results	(11,144)	(14,608)	(16,914)	(42,666)	(5,470)
Reconciliation:
Unallocated income and gains				3,564	457
Unallocated expenses				(23,767)	(3,046)
Unallocated finance expenses				(45,533)	(5,838)
Loss before tax				(108,402)	(13,897)
Segment assets	903,674	208,947	21,768	1,134,389	145,434
Reconciliation:
Elimination of intersegment receivables				(87,592)	(11,230)
Unallocated assets				49,558	6,354
Total assets				1,096,355	140,558
Segment liabilities	93,555	77,835	77,120	248,510	31,860
Reconciliation:
Elimination of intersegment payables				(87,592)	(11,230)
Unallocated liabilities				775,339	99,404
Total liabilities				936,257	120,034
Other segments information	Graphene products business	Landscape architecture and design business	Catering business	Corporate	Total	Total
	2020	2020	2020	2020	2020	2020
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Investment losses of unconsolidated affiliates	—	—	—	533	533	68
Provision for doubtful accounts	—	22,980	(5)	—	22,975	2,946
Impairment losses	—	—	25,284	—	25,284	3,241
Depreciation and amortization	55,925	12,277	5,254	—	73,455	9,417
Government grants	—	4,653	767	398	5,818	746
Service income and others	—	1,832	—	—	1,832	235
Finance expenses	4,962	631	439	45,533	51,565	6,611
Chang in fair value loss – call options	—	—	1,201	—	1,201	154
Change in fair value loss – equity investments unallocated	—	—	—	336	336	43
Investments in an associate unallocated	—	—	—	—	—	—
Capital expenditures (note (i))	9,411	6,911	159	—	16,481	2,113
Capital expenditure consists of additions to property and equipment and other intangible assets except for right-of-use assets.

Geographical information
(a)
Revenue

	2019	2020	2020
	HK$’000	HK$’000	US$’000
Mainland China	278,928	360,346	46,199
Hong Kong	20,112	23,984	3,075
Others	14,901	4,522	579
	313,941	388,852	49,853
The revenue information above is based on the locations of the companies.
During the years ended December 31, 2019 and 2020, other than Mainland China and Hong Kong, the Group derived revenue from Macau and Italy.
(b)
Non-current assets

	2019	2020	2020
	HK$’000	HK$’000	US$’000
Mainland China	743,110	718,442	92,108
Hong Kong	9,282	10,117	1,297
Others	8,678	—	—
	761,070	728,559	93,405
The non-current asset information above is based on the locations of the assets and excludes goodwill and deferred tax assets.
NOTE 24 — RELATED PARTY TRANSACTIONS
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2019 and 2020:
Name of related party	Relationship with the Group
Pubang Landscape Architecture Company Limited (“Pubang”)	Shareholder of Lendbang
Qiu Bin	Director
Yang Liu	Director
Tian Ming	Director
Suk Fun Chan	Shareholder of Thai Gallery
Boxuan Wu Guoxi Wu	Legal representative of Taihuan Family of shareholder
Shanghai Monet Catering Co., Limited (“Monet”)	An entity controlled by Mr. Andross Chan
Earthasia Worldwide Holdings Limited (“EA Trading”)	Joint venture
Dalian Pengya International Trading Limited (“Dalian Trading”)	Subsidiary of an associate
Shanghai Teddy Friends Investment Management Limited (“Teddy Friends”)	Associate
Huaian Teddy Star Entertainment Limited (“Teddy Star”)	Subsidiary of an associate
Shanghai Yi Gui Pinpai Management Limited(上海奕桂品牌管理有限公司) (Yigui”)	Joint venture

(a)
Revenue from related parties

	2019	2020	2020
	HK$’000	HK$’000	US$’000
Pubang	3,032	2,622	336
Monet	11,164	16,421	2,105
	14,196	19,043	2,441

(b)
Trade and notes receivables — related parties

	2019	2020	2020
	HK$’000	HK$’000	US$’000
Pubang	132	330	42
Monet	7,814	14,259	1,828
	7,946	14,589	1,870
Contract assets-related parties balance from Pubang were HK$192,000 (approximately US$25,000) and HK$137,000 (approximately US$18,000) as of December 31, 2019 and 2020, respectively.
(c)
Loans receivable — related parties

Note	Name	2019	2020	2020
		HK$’000	HK$’000	US$’000
(i)	Qiu Bin	2,233	—	—
(ii)	Yang Liu	2,791	—	—
(iii)	EA Trading	4,216	—	—
(iv)	Dalian Trading	2,233	—	—
(v)	Teddy Friend	1,058	2,800	359
(vi)	Teddy Star	164	—	—
(vii)	Yigui	—	1,366	176
		12,695	4,166	535
The interest receivable for above loans were HK$225,000 (approximately US$28,900) and HK$217,000 (approximately US$28,000) as of December 31, 2019 and 2020, respectively.
(i) Qiu Bin
On May 17, 2019, the Group granted a three-month-term loan in aggregate of RMB2,500,000 (HK$2,839,000) to a director, Mr. Tian Ming. The interest rate was 4% per annum. On August 16, 2019, the Group and Mr. Tian Ming entered into a supplemental agreement to extend the maturity date to December 16, 2019.
On December 16, 2019, the Group entered into a liability transfer agreement with Mr. Tian Ming and other two directors, Mr. Qiu Bin and Mr. Yang Liu. According to the agreement, Mr. Qiu Bin and Mr. Yang Liu agreed to undertake the loan liabilities of RMB2,000,000 (HK$2,223,000) and RMB500,000 (HK$568,000) due to Mr. Tian Ming, respectively. The interest rate was 4% per annum for a period from June 16,2019 to February 29, 2020. As of December 31, 2019, the outstanding balance of RMB2,000,000 was paid to Qiu Bin during the year ended December 31, 2020.
For the year ended December 31, 2019 and 2020, the Group recorded interest income of HK$57,000 (US$7,000) and HK$139,000 (US$18,000) from Qiu Bin, respectively.
(ii) Yang Liu
On April 30, 2019, the Group granted a one-month-term loan in aggregate of RMB2,000,000 to a director, Mr. Yang Liu. The interest rate was 4% per annum. On May 29, 2019, August 29, 2019 and December 31, 2019, the Group and Mr. Yang Liu entered into supplemental agreements to extend the maturity date to

August 29, 2019, December 31, 2019 and May 31, 2020, respectively. At the end of the 2019, the outstanding principal was RMB2,000,000 (HK$2,233,000). Total amount of RMB2,000,000 was repaid during the year ended December 31, 2020.
The total amount of RMB500,000 loan liabilities undertook from Tian Ming was paid during the year ended December 31, 2020.
For the year ended December 31, 2019 and 2020, the Group recorded interest income of HK$112,000 (US$14,000) and HK$60,000 (US$8,000) from Yang Liu, respectively.
(iii) EA Trading
For the year ended December 31, 2019, the Group granted a revolving loan in aggregate of HK$54,000,000 (approximately US$6,923,000), respectively to EA Trading, a joint venture of the Group, to support its business operation with a one-year term which was unsecured and bore interest at 12% per annum. The revolving loan at all times with a balance did not exceed HK$50,000,000. The outstanding balance of the loan was HK$4,216,000 (approximately US$540,500) as of December 31, 2019.
On June 25, 2019, the Group entered into a renewal agreement with EA Trading to renew the existing revolving loan facility at the same cap amount of HK$50,000,000 (US$6,410,000) at a same interest rate of 12% per annum for a period from June 25, 2019 to December 31, 2021. It was fully repaid during the year ended December 31, 2020.
For the years ended December 31, 2019 and 2020, the Group recorded interest income of HK$1,497,000 (US$192,000) and HK$156,000 and (US$20,000), respectively from EA Trading.
(iv) Dalian Trading
The Group entered into the loan agreements with Dalian Trading during 2019, and the total principals amounted to RMB13,150,000 (HK$14,696,800) at 12% interest rate per annum. At the end of the 2019, the outstanding principals was RMB2,000,000 (HK$2,223,000) and the total amount was fully paid during the year ended December 31, 2020.
For the years ended December 31, 2019 and 2020, the Group recorded interest income of HK$515,000 (US$66,000) and HK$277,000 (US$36,000), respectively from Dalian Trading.
(v) Teddy Friend
On November 20, 2018, the Group entered into a loan agreement of RMB2,500,000 (HK$2,819,900) with Teddy Friend, an associate of the group, to support its business operation with a one year term which was unsecured and bore interest at 8% per annum. The loan amount of RMB948,000 (HK$1,059,500) and RMB1,408,345 (HK$1,580,758) was paid during the year ended 2019 and 2020 respectively. The contract stated that if the actual lending day and loan amount did not conform to the loan contract, the actual borrowing date would prevail. The outstanding balance of the loan was RMB948,000 (HK$1,058,000) and RMB2,356,000 (HK$2,800,000) as of December 31, 2019 and 2020, respectively. Up to May 14, 2021, the amount was not yet paid.
For the years ended December 31, 2019 and 2020, the Group recorded interest income of HK$164,000 (US$21,000) and HK$160,000 (US$21,000), respectively from Teddy Friend.
(vi) Teddy Star
In 2019, the Group granted several one-month loans in aggregate of RMB191,000 to Teddy Star, a subsidiary of Teddy Friend, to support its business operation. The loans were unsecured and interest free. The loan amount of RMB44,000 was paid in 2019. The outstanding balance of the loan was RMB147,000 (HK$164,000) and nil as of December 31, 2019 and 2020, respectively. The Group considered the loan balance of RMB240,000 was uncollectable and was written off during the year ended December 31, 2020.
(vii) Yigui
The Group entered into the loan agreements with Yigui during 2020, and the total principals amounted to RMB3,250,000 (HK$3,648,800) at 12% interest rate per annum. During the year ended December 31, 2020, the total amount of RMB2,100,000 was fully paid to Yigui. As of December 31, 2020, the outstanding principals was RMB1,150,000 (HK$1,366,000) and up to May 14, 2021, total amount was not yet paid.
For the year ended December 31, 2020, the Group recorded interest income of HK$67,000 (US$9,000) from Yigui.
(d)
Trade payables — related parties

	2019	2020	2020
	HK$’000	HK$’000	US$’000
Pubang	—	1,072	137
Teddy Friend	252	—	—
	252	1,072	137
Purchase from Teddy Friend was HK$692,000 (approximately US$89,000) for 2019. Purchases returns to Teddy Friends was HK$500,000 (approximately US$64,000) for 2020.
(e)
Other payables and accrual — related parties

Name	2019	2020	2020
	HK$’000	HK$’000	US$’000
Teddy Friend	618	—	—
Monet	—	162	21
Boxuan Wu	—	247	32
Andross Chan	—	1,064	136
	618	1,473	189

(f)
Short-term and Non-current borrowings — related parties: See detail at Note 16.

(g)
Leases from related parties

The Group entered into a two-year lease agreement with Mr. Andross Chan to lease office space from January 1, 2019 to December 31, 2020 at a monthly rent at RMB34,000 (HK$38,000) with annual rent expense at RMB408,000 (HK$455,900). The Group entered into a three-year lease agreement with Mr. Ming Tian to lease office space from January 1, 2018 to December 31, 2020 at a monthly rent at RMB15,000 (HK$16,700) with annual rent expense at RMB180,000 (HK$200,800).
NOTE 25 — FAIR VALUE MEASUREMENT
The following table sets forth by Level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis on December 31, 2019 and 2020 according to the valuation techniques we used to determine their fair values. There have been no transfers of assets or liabilities among the fair value hierarchies presented.
	Fair Value Measurement
	Level 1	Level 2	Level 3	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Balance as of December 31, 2019
Equity investments at fair value	—	—	870	870	112
Financial assets — call options	—	—	1,194	1,194	153
Promissory notes	—	—	281,307	281,307	36,065
Balance as of December 31, 2020
Equity investments at fair value	—	—	1,235	1,235	158
Financial assets — call options	—	—	—	—	—
Promissory notes	—	—	298,089	298,089	38,217

Management has assessed that the fair values of trade and note receivables, trade payable, prepayments, other receivable and other assets, trade payable, other payables and accruals, short-term borrowings, approximate to their carrying mounts largely due to the short term nature. The carrying amount of lease liabilities, short-term borrowings and corporate bonds payable approximate their fair values since they bear an interest rate which approximates market interest rate. Observable inputs are based on market data obtained from independent sources. The financial assets — call options at fair value, equity investments at fair and promissory notes are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as Level 3.
NOTE 26 — DISPOSAL OF SUBSIDIARIES
During the year ended December 31, 2020, the Group disposed of two 51% equity interest subsidiaries to the legal representative of EAXM at a cash consideration of HK$51. All of the assets and liabilities of the two subsidiaries have been derecognized upon disposal.
	2020
	Le Colonial	Zhumei
	HK$’000	HK$’000
Property, plant and equipment	730	—
Intangible asset	4	—
Inventory	30	—
Cash and bank balances	58	406
Prepayments and other receivables	194	170
Lease liabilities	(188)	—
Amount due to an associate	—	(397)
Accruals and other payables	(2,192)	—
Net (liabilities)/assets disposed of	(1,364)	179
Consideration	—	—
Net liabilities/(assets) disposed of	1,364	(179)
Release of translation reserve upon disposal	28	42
Non-controlling interests	(682)	—
Gain/(loss) on disposal	710	(137)
Analysis of the net cash outflows in respect of the disposal
Cash received	—	—
Cash and cash equivalent disposed of	(58)	(406)
Net cash outflows	(58)	(406)
NOTE 27 — COMMITMENT AND CONTINGENCIES
Contingencies
In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, the Group will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. As of December 31, 2019 and 2020, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.
Operating lease commitments
The Group leases offices and manufacturing facilities under non-cancellable operating lease agreements. Future minimum lease payments under these non-cancellable operating lease agreements with initial terms longer than twelve months are disclosed as maturity of lease liabilities in Note 15. As of December 31, 2020, the future minimum lease payments for leases with initial terms at twelve months or less was HK$378,000 which will be paid in 2021.
NOTE 28 — PROFIT GUARANTEES IN RELATION TO THE ACQUISITION
(a)
Think High Global Limited

On August 7, 2019, the Group completed the acquisition of 100% issued share capital of Think High Global Limited from Tycoon Partner Holding Limited, an independent third party, at a consideration of approximately HK$692,000,000 (approximately US$88,718,000). Pursuant to the acquisition agreement and supplemental agreements thereto, the vendor guaranteed to the Group that the audited consolidated profits after tax of Think High Global Limited and its subsidiaries for the period ending August 6, 2022 as follows:
Guaranteed period	Guaranteed profit	Guaranteed profit	Guaranteed profit
	HK$	US$	US$
For the period from August 7, 2019 to December 31, 2019	14,095,000	1,807,051	1,807,000
For the year ended December 31, 2020	35,000,000	4,487,179	4,487,000
For the year ending December 31, 2021	35,000,000	4,487,179	4,487,000
For the period from January 1, 2022 to August 6, 2022	20,905,000	2,680,128	2,680,000
Based on the financial results available to the Company, the consolidated net profits after tax of Think High Global Limited and its subsidiaries for the period from August 7, 2019 to December 31, 2019 and the year ended December 31, 2020 was approximately HK$20,838,000 (approximately US$2,672,000) and HK$35,416,000 (approximately US$4,540,000), respectively, which fulfilled to meet the profit guarantee to the Group. Based on the assessment on the profit forecasts of Think High Global Limited and its subsidiaries for the year ending December 31, 2021 and the period from January 1, 2022 to August 6, 2022 during the above profit guarantee periods, the guaranteed profit for these two periods, together with the period ended December 31, 2019 and the year ended December 31, 2020, can be met.
(b)
Relevant subsidiaries of Thai Gallery (HK) Limited”

On September 30, 2017, the Group completed the acquisition of 51% issued share capital of Thai Gallery (HK) Limited (“Thai Gallery HK”) from independent third-party vendors at a consideration of RMB19,380,000. Pursuant to the acquisition agreement and supplemental agreements thereto, the vendors guaranteed to the Group that the total audited net operating profit after tax of the target group (comprising Thai Gallery SH and Thai Gallery Italy, which were wholly-owned subsidiaries of Thai Gallery HK) for each of the three financial years ended/ending December 31, 2019, 2020 and 2021 shall be not less than RMB6,000,000, RMB7,000,000 and RMB8,000,000 respectively.
Based on the financial results available to the Company, the consolidated net operating profit after tax of the target group for the two years ended December 31, 2019 and 2020 were approximately RMB6 million and RMB7 million, respectively, which fulfilled to meet the operating profits guaranteed to the Group for these two years. Thai Gallery Italy has closed down its restaurant in Italy during the year ended December 31, 2020. Based on the profit forecast of Thai Gallery SH, being the remaining relevant subsidiary of Thai Gallery HK after closure of the operation of Thai Gallery Italy, for the year ending December 31, 2021, the estimated net operating profit after tax of the target group will exceed RMB8 million.
NOTE 29 — SUBSEQUENT EVENTS
On January 19, and May 24, 2021, the Company entered into the Subscription Agreement and supplemental agreement with the Subscriber for the issuance of convertible notes and warrants up to an aggregate principal amount not exceeding US$15 million. The initial conversion price is HK$0.65 per conversion share and the convertible notes will bear the interest of 5.5% per annum. As of June 30, 2021, the Company has completed the issuance of convertible notes and received proceeds in the aggregate amount of US$6 million, which will mature in 2023. On March 5, 2021, a convertible note with principal amount of US$500,000 was converted into shares at conversion price of HK$0.65. The Company allotted and issued a total of 5,961,538 conversion shares to the convertible note holder.
On January 28, 2021, 40,000,000 shares options were granted to 14 eligible participants, out of which 24,000,000 share options were granted to certain directors of the Company.
On August 1, 2021, Chengdu Taihaowei Catering Co. Ltd. (成都泰好味餐飲有限公司), an indirect non-wholly owned subsidiary of the Company, which is engaged in catering business through operating a Thai cuisine restaurant in Renhe Mall of Chengdu, PRC has ceased its operations due to its ongoing loss-making position coupled with weakened demand of customers and uncertain business prospects since COVID-19 pandemic.

[      ] American Depositary Shares
GRAPHEX GROUP LIMITED
Until [•], 2021 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as Underwriter and with respect to their unsold allotments or subscriptions.
The date of this prospectus is •, 2021.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 6.
Indemnification of Directors and Officers

We are a Cayman Islands exempted company. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own willful negligence or default.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
ITEM 7.
Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities of the registrant. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or under Regulation S of the Securities Act. No underwriters were involved in the issuance of any such securities.
Purchaser	Date of Issuance	Security Type	Number of Ordinary Shares	Consideration
Lexinter International, Inc.	February 1, 2021	Convertible Note	5,961,538	US$	500,000.00
Lexinter International, Inc.	March 15, 2021	Convertible Note	5,961,538	US$	500,000.00
Lexinter International, Inc.	April 12, 2021	Convertible Note	5,961,538	US$	500,000.00
Lexinter International, Inc.	April 26, 2021	Convertible Note	5,961,538	US$	500,000.00
Lexinter International, Inc.	May 10, 2021	Convertible Note	5,961,538	US$	500,000.00
Lexinter International, Inc.	May 27, 2021	Convertible Note	14,903,845	US$	1,250,000.00
Lexinter International, Inc.	June 7, 2021	Convertible Note	8,942,307	US$	750,000.00
Lexinter International, Inc.	June 30, 2021	Convertible Note	5,961,538	US$	500,000.00
EMA Financial, LLC	March 1, 2021	Convertible Note	5,961,538	US$	500,000.00
Masan Multi Strategy Fund SPC – Masan Hong Kong Equity Fund SP	May 3, 2021	Ordinary Shares	5,961,538	US$	500,000.00
Lexinter International, Inc.	[July 21], 2021	Warrants	[29,807,692]	US$	2,500,000.00
EMA Financial, LLC	[July 21], 2021	Warrants	[5,961,538]	US$	250,000.00
Terms of Conversion or Exercise: Convertible Notes
The convertible notes itemized above bear interest at a rate of 5.5% per annum. The number of ordinary shares represented by each of such convertible notes is calculated based on an initial conversion price of HK$0.65 per conversion share. The holder of an issued convertible note retains the right to convert the same at any time prior to the maturity date for such note, which, with respect to a given convertible note, occurs on the second (2nd) anniversary of the issue date of such note. The Company shall redeem each outstanding convertible note at 100 per cent of its outstanding principal amount plus the accrued but unpaid interest thereon as of such note’s maturity date (inclusive).

Terms of Conversion or Exercise: Warrants
Subject to the payment of the exercise price, which is initially HK$0.65 per share, Warrants may be exercised, in whole or in part, at any time or from time to time on or prior to the fifth (5th) anniversary of the date such Warrants are issued.
ITEM 8.
Exhibits and Financial Statement Schedules

(a) Exhibits
The following exhibits are filed as part of this registration statement:
Exhibit No.	Description
1.1	Form of Underwriting Agreement *
3.1	Certificate of Incorporation*
3.2	Memorandum of Association*
3.3	Articles of Association*
4.1	Form of Warrant issued to purchaser of Convertible Notes under Subscription Agreement*
5.1	Opinion of Appleby*
5.2	Opinion of Allbright Law Offices*
5.3	Opinion of Wilson Williams, LLC*
10.1	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant*†
10.2	Subscription Agreement for the Convertible Notes*
10.3	Form of the Convertible Note*
21.1	List of subsidiaries of the Registrant
23.1	Consent of Friedman LLP*
23.2	Consent of Appleby (included in Exhibit 5.1)*
23.3	Consent of Allbright Law Offices (included in Exhibit 5.2)*
23.4	Consent of Wilson Williams, LLC (included in Exhibit 5.3)*
24.1	Power of Attorney (included on the signature page of this Registration Statement)

*
To be filed by amendment

†
Management contract or compensatory arrangement

ITEM 9.
Undertakings

The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering.
(5)(ii) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for Filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong SAR, on December 15, 2021.
GRAPHEX GROUP LIMITED
By:
/s/ Andross Yick Yan Chan

Name:
Andross Yick Yan Chan

Title:
Chief Executive Officer and Director of the Board (Principal Executive Officer)

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned officers and directors of Graphex Group Limited hereby constitutes and appoints [ ] and [ ] or either of them individually, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for and in such person’s name, place and stead, in the capacities indicated below, to sign this Registration Statement on Form F-1 of Graphex Group Limited and any and all amendments (including post-effective amendments) thereto, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might, or could, do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:
Signature	Title	Date
/s/ Patrick Hing Tat Lau Patrick Hing Tat Lau	Chairman of the Board and Executive Director	December 15, 2021
/s/ Andross Yick Yan Chan Andross Yick Yan Chan	Chief Executive Officer and Executive Director (Principal Executive Officer)	December 15, 2021
/s/ Ming Tian Ming Tian	Executive Director	December 15, 2021
/s/ Liu Yang Liu Yang	Executive Director	December 15, 2021
/s/ Bin Qiu Bin Qiu	Executive Director	December 15, 2021
/s/ Lida Ma Lida Ma	Non-executive Director	December 15, 2021
Wenzhe Tu	Non-executive Director

Signature	Title	Date
/s/ Fong Sin Tam Ip Fong Sin Tam Ip	Independent Non-executive Director	December 15, 2021
/s/ Yucai Wang Yucai Wang	Independent Non-executive Director	December 15, 2021
/s/ Kwong Sang Liu Kwong Sang Liu	Independent Non-executive Director	December 15, 2021
/s/ Zhaodong Tang Zhaodong Tang	Independent Non-executive Director	December 15, 2021
/s/ Anthony Kaikwong Chan Anthony Kaikwong Chan	Independent Non-executive Director	December 15, 2021
/s/ Ka Hei Kwok Ka Hei Kwok	Company Secretary and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 15, 2021

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Graphex Group Limited has signed this registration statement on the 15th day of December, 2021.
Wilson Williams, LLC
/s/ Richard M. Morris Name: Richard M. Morris Title: Partner